As filed with the Securities and Exchange Commission on October 7, 2021

Registration No. 333-259627

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 3

TO

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pyxis Oncology, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	2834	83-1160910
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

35 CambridgePark Drive

Cambridge, Massachusetts 02140

(617) 221-9059

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Lara Sullivan, M.D.

Chief Executive Officer

Pyxis Oncology, Inc.

35 CambridgePark Drive

Cambridge, Massachusetts 02140

(617) 221-9059

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Asher M. Rubin Frank F. Rahmani Istvan A. Hajdu Sidley Austin LLP 555 California Street, Suite 2000 San Francisco, CA 94104 (650) 565-7000	Nathan Ajiashvili Latham & Watkins LLP 1271 Avenue of the Americas New York, NY 10020 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee(3)
Common Stock, par value $0.001 per share	10,925,000	$16.00	$174,800,000	$17,843.96

(1)	Includes 1,425,000 shares of common stock that the underwriters may purchase pursuant to an option to purchase additional shares.
(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(a) under the Securities Act of 1933, as amended.
(3)	$15,865.37 of this registration fee was previously paid by the Registrant in connection with the previous filing of its Registration Statement on Form S-1.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion

Preliminary Prospectus dated October 7, 2021

PROSPECTUS

9,500,000 Shares

Common Stock

This is Pyxis Oncology, Inc.’s initial public offering. We are selling 9,500,000 shares of our common stock.

We expect the public offering price to be between $14.00 and $16.00 per share. Currently, no public market exists for the shares. Our common stock has been approved for listing on the Nasdaq Global Select Market, or Nasdaq, under the symbol “PYXS.”

We are an “emerging growth company” and a “smaller reporting company” as defined under the federal securities laws and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so for future filings. See the section titled “Prospectus Summary—Implications of Being an Emerging Growth Company and a Smaller Reporting Company.”

Investing in the common stock involves risks that are described in the “Risk Factors” section beginning on page 12 of this prospectus.

	Per share	Total
Public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to us	$	$
(1)	See the section entitled “Underwriting” for additional information regarding underwriting compensation.

The underwriters may also exercise their option to purchase up to an additional 1,425,000 shares from us, at the public offering price, less the underwriting discount, for 30 days after the date of this prospectus.

Neither the Securities and Exchange Commission, any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares to investors on or about                    , 2021.

BofA Securities	Jefferies	Credit Suisse	William Blair

LifeSci Capital

The date of this prospectus is                     , 2021

i

You should rely only on the information contained in this document or to which we have referred you. Neither we nor any of the underwriters has authorized anyone to provide you with information that is different. This document may only be used in jurisdictions where it is legal to sell these securities. The information in this document may only be accurate as of the date of this document or such other date set forth in this document, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock, and the information in any free writing prospectus that we may provide you in connection with this offering is accurate only as of the date of that free writing prospectus. Our business, financial condition, results of operations and future growth prospects may have changed since those dates.

Through and including                    , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in the Common Stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

This prospectus contains estimates, projections and other information concerning our industry, our business and the markets for our product candidates. This information is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, assumptions and limitations, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry, medical and general publications, government data and similar sources. While we are not aware of any misstatements regarding any third-party information presented in this prospectus, their estimates, in particular, as they relate to projections, involve numerous assumptions and limitations, are subject to risks and uncertainties and are subject to change based on various factors, including those discussed under the section titled “Risk Factors” and elsewhere in this prospectus. You are cautioned not to give undue weight to any such information, projections and estimates. The content of any third-party sources, except to the extent specifically set forth in this prospectus, does not constitute a portion of this prospectus and is not incorporated by reference herein.

For investors outside the United States: Neither we, nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the common stock and the distribution of this prospectus outside of the United States.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. Therefore, you should read this entire prospectus carefully, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus, before deciding whether to purchase our common stock. Unless the context requires otherwise, the words “we,” “us,” “our,” and “the Company” refer to Pyxis Oncology, Inc.

Overview

We are a preclinical oncology company focused on developing an arsenal of next-generation therapeutics to target difficult-to-treat cancers and improve quality of life for patients. We develop our product candidates with the objective to directly kill tumor cells, and to address the underlying pathologies created by cancer that enable its uncontrollable proliferation and immune evasion. Since our launch in 2019, we have developed a broad portfolio of novel antibody drug conjugate, or ADC, product candidates, and monoclonal antibody, or mAb, preclinical discovery programs that we are developing as monotherapies and in combination with other therapies.

We take a holistic view of attacking the key drivers of tumor growth and progression within the tumor microenvironment, or TME, including targeting of tumor antigens and modulating the innate and adaptive immune response. The TME is an immunosuppressive environment consisting of cancer cells and stroma, which includes the blood vessels, immune cells, fibroblasts, signaling molecules, and the extracellular matrix that surrounds the tumor. The TME plays multiple roles in tumor formation, progression and metastasis as well as anti-tumor immune activity. We are developing our ADC product candidates and mAb preclinical discovery programs to precisely target key modulators of the adaptive and innate immune system within the TME for difficult-to-treat solid and hematologic tumors.

By leveraging our expert knowledge of the TME and established business development track record, we are developing cancer therapies and technologies through multiple avenues (see Figure 1) including:

•

Platform Development: We are capitalizing on years of industry innovation and advancement in ADC platforms to develop and design our product candidates. For example, our product candidates PYX-201 and PYX-203 are built utilizing the Flexible Antibody Conjugation Technology, or FACT, platform technology in-licensed from Pfizer. FACT technology leverages over a decade of investment refining the technical components of ADCs to improve the clinical properties of ADCs. Using our expertise in site-specific antibody conjugation, we are developing next-generation ADCs with customized linker-payload combinations aimed at increasing stability and, consequently, a reduced off target side-effect profile potentially enhancing the therapeutic index, or TI.

•

Target Catalog: We have a large proprietary target catalog that is based on our own discovery activities and the in-licensed intellectual property, or IP, that formed the founding of the company from the University of Chicago out of the work of Dr. Thomas Gajewski’s laboratory. We believe that our target catalog will enable us to identify new ways to exploit multiple components of the TME for tumor targeting, either as new immuno-oncology, or IO, or ADC targets.

•

Forging Creative Business Models and Alliances: We are continuously evaluating business development and alliance opportunities with a variety of third parties. We aim to be unconstrained by conventional ideas and practices to overcome the many and complex challenges of cancer treatment. We are creating development optionality by engaging in creative business models to further expand the pipeline such as our joint venture with Alloy Therapeutics, known as Voxall Therapeutics, LLC, or Voxall.

•

Product In-Licensing: We selectively seek to in-license product candidates to expand our product pipeline. For example, our PYX-202 (DLK1 ADC) product candidate was in-licensed from LegoChem. Additionally, we also in-licensed PYX-201 (EDB ADC) and PYX-203 (CD123 ADC) from Pfizer.

Figure 1

Our Portfolio

Our ADCs utilize next-generation technologies that, based on observations from preclinical studies, may allow for increased stability and a reduced off target side-effect profile. We in-licensed two ADC programs in March 2021 from Pfizer and one ADC program from LegoChem in December 2020. Our two most advanced product candidates, PYX-201 and PYX-202, are in IND-enabling studies. In addition, PYX-203 is in preclinical development and we have additional preclinical mAb discovery programs derived from work at the laboratory of Dr. Thomas Gajewski. We retain full worldwide development and commercialization rights to all our product candidates, with the exception of PYX-202 in South Korea. We intend to develop each of our programs as a monotherapy and potentially also in combination with other therapies.

We are focusing our efforts on eliminating tumor cells through the selective antibody mediated delivery of cytotoxic payloads and by modulating key immune-associated pathways in the TME. We believe our pipeline has the potential to profoundly benefit cancer patients and provide effective treatment options for those who do not respond to currently available therapies.

ADCs are an established therapeutic modality, with eleven currently approved by the FDA, including six since 2019. Additionally, ADCs have received significant strategic interest from several pharmaceutical companies developing oncology therapeutics. ADCs are a combination of three key components—antibody, linker and cytotoxic payload. Many ADCs utilizing conjugation to existing lysine or cystine residues in the antibody, or conventional ADCs, struggled with one or more of these three key components, leading to heightened toxicity and limited efficacy. Despite the improvements that have been seen with currently marketed ADCs, these ADCs still have limitations that impact dosing, and are associated with significant adverse events. We have designed our product candidates to overcome the limitations of ADCs that use conventional conjugation with the aim of providing patients with safer and more efficacious treatment options.

Our current pipeline is summarized below.

Figure 2

PYX-201 is an investigational, novel ADC consisting of an Immunoglobulin G1, or IgG1, anti-fibronectin Extradomain-B, or EDB, mAb conjugated to auristatin via a site-specific cathepsin B-cleavable linker. Fibronectin is a glycoprotein found in the extracellular matrix. Fibronectin EDB regulates blood vessel morphogenesis, which provides the tumor access to nutrition and oxygen, a means to remove waste, and a pathway for metastasizing cells. EDB is overexpressed in many malignancies and is minimally expressed in most normal adult tissues, making it a potentially attractive means to target tumors while sparing healthy cells. In preclinical models of patient derived xenograft, or PDX models, we observed tumor regression with single agent PYX-201. In addition, we observed that the treatment of preclinical syngeneic tumor models with PYX-201 resulted in T cell infiltration, which is a hallmark of immunogenic cell death, or ICD, and enhanced infiltration of T cells into the TME, enabling synergistic activity in combination with a checkpoint inhibitor. We anticipate submitting an IND by mid-2022.

PYX-202 is an investigational, novel ADC consisting of an IgG1 anti-Delta-like 1 homolog, or DLK1, mAb conjugated to monomethyl auristatin, or MMAE via a site-specific plasma- stable ß-glucuronide linker. DLK1 is a transmembrane protein normally expressed in embryonic tissues but highly restricted in healthy adult tissues. DLK1 becomes re-expressed in certain solid tumor malignancies. PYX-202 is designed to use the microtubule-disrupting MMAE payload, which is utilized in three currently marketed ADCs providing clinical support that the payload has anti-tumor effect potential. In preclinical small cell lung cancer, or SCLC, PDX models, as well as in a human cell line-based, or CDX, mouse model of cancer, we have observed significant anti-tumor activity as measured by durable tumor regression. We anticipate submitting an IND by mid-2022.

PYX-203 is an investigational ADC consisting of an IgG1 anti-CD123 mAb dimeric antibody conjugated to a novel cyclopropylpyrroloindoline, or CPI dimer payload via a site-specific plasma-stable, cleavable linker. CD123, or IL-3Ra, is a cell surface antigen highly expressed on leukemic stem cells and leukemic blasts in acute myeloid leukemia, or AML. PYX-203, utilizes a novel DNA-damaging toxin, CPI, and we have observed significant anti-tumor activity as measured by the reduction in the frequency of the leukemic cells in the blood and bone marrow in nine preclinical AML models. We anticipate submitting an IND by 2023.

In addition to the programs identified above, we are conducting research and development activities on various targets, leveraging our expertise in monoclonal antibodies and understanding of immuno-oncology. Our preclinical discovery programs are novel antibody programs intended to enhance the anti-tumor activity of natural killer, or NK cells, and T cells and to overcome immunosuppressive activity of tumor resident myeloid cells such as tumor associated macrophages, or TAMs, and myeloid derived suppressor cells, or MDSCs.

Our Team and History

We have assembled a world class management team with deep experience in oncology research and development and a demonstrated track record of executing business development transactions and advancing programs through various stages of development at or on behalf of leading pharmaceutical companies such as Pfizer, AstraZeneca, SpringWorks, Taris and MedImmune. Our executive team has a track record of success, building public biotech companies and developing innovative medicines. Our Chief Executive Officer, Lara Sullivan, M.D., was founder and President of SpringWorks Therapeutics, our Chief Scientific Officer, Ronald Herbst, Ph.D., was the originator of a majority of Viela Bio’s founding portfolio, our Chief Medical Officer, Jay Feingold, M.D., Ph.D., was most recently a Senior Vice President, the Chief Medical Officer and Head of Oncology Clinical Development at ADC Therapeutics, and our Chief Financial Officer, Pamela Connealy, was most recently the Chief Financial Officer of Immunovant. Our management team is supported by our operating team and scientific advisory board, who offer industry leading expertise in drug discovery and development, as well as technical expertise in ADCs. Our leadership team has built a synergistic network of relationships across the life sciences industry, with leading institutions, academics and corporations. We intend to leverage our industry relationships and execution excellence to identify potential strategic partnerships, accelerate our pipeline and enhance our drug development capabilities.

We were founded by Longwood Fund and launched in July 2019, having acquired the rights to immuno-oncology IP that originated out of Dr. Thomas Gajewski’s laboratory at the University of Chicago. We have also in-licensed ADC assets from LegoChem and Pfizer and have licensed the rights to Pfizer’s ADC technology platform, which includes various payload classes, linkers, and site-specific conjugation techniques, which we call the FACT platform. We have raised $174 million to date from leading strategic and institutional investors, which include Longwood Fund, Leaps by Bayer, Arix Bioscience, RTW Investments, LP, Perceptive Advisors, RA Capital Management, Pfizer Ventures and other institutional investors.

Our Strategy

Our goal is to improve the lives of patients with difficult-to-treat cancers by building a superior portfolio of biological products, including ADCs and monoclonal antibody immunotherapies.

Elements of our strategy to achieve our short and long-term goals include:

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Pursue a multi-modality approach to cancer therapy addressing various key components of the TME. Our approach is to leverage our capabilities to develop investigational products that directly target tumor cells and stromal components of the TME with ADCs as well as enhance effector cell function and overcome key mechanisms of immune-suppression with immunotherapeutic mAbs to improve response rates and/or deliver durable responses for more patients.

•

Progress our most advanced product candidates, PYX-201 and PYX-202, into and through clinical development. We believe that our preclinical data to date support the clinical potential of PYX-201 and PYX-202 as monotherapies and in combination with other cancer therapies, including immunotherapies and product candidates within our own portfolio. We expect to submit at least two INDs in 2022.

•

Efficiently progress our preclinical IO programs. We plan to continue the preclinical development of our pipeline of immunotherapies. If approved, we believe these monoclonal antibody programs have the potential to overcome several of the mechanisms responsible for suppressing immune function and effector cell activity, thus enhancing the anti-tumor immune response in the TME. We also plan to leverage the potential ability of certain ADCs to induce immunogenic cell death to support synergistic combinations with IO agents, including those derived through our own programs.

•

Continue to leverage the FACT platform and our Target Catalog to expand our pipeline of product candidates. We plan to continue to mine our target catalog to identify new ways to exploit multiple components of the TME for tumor targeting. Our target catalog may help identify critical immunomodulatory pathways within the TME that can be addressed with monoclonal antibodies. We plan to use our target catalog and the FACT platform to develop differentiated ADCs with potentially superior clinical activity relative to the current standards of care including monoclonal antibodies. Additionally, we intend to use the FACT platform to develop ADCs for attractive targets beyond our target catalog.

•

Selectively forge alliances to enhance and expand our product pipeline to further leverage our intellectual property. We believe that the potential for single agent anti-tumor activity of our current and future products could be enhanced by incorporating potential collaborator technologies. We intend to selectively form alliances with partners to gain access to complementary technologies and expertise to develop and commercialize product candidates with increased potential for anti-tumor activity and the potential for a strong safety profile. We seek to further leverage our intellectual property portfolio through the formation of these alliances.

•

Leverage our team’s deep experience and proficiency in oncology research and development to discover and advance novel ADC and immuno-oncology treatments for patients suffering from difficult-to-treat cancers. We believe our team, which brings deep scientific TME knowledge, functional biology expertise, ADC and IO modality experience, and biologics development capabilities position us to build a leading oncology company focused on developing product candidates for cancers with high unmet need. We intend to continue to augment the team’s experience and proficiency through the addition of new members.

Risks Associated With Our Business

Our business is subject to numerous risks, as more fully described in “Risk Factors” immediately following this prospectus summary. You should read these risks before you invest in our common stock. We may be unable, for many reasons, including those that are beyond our control, to implement our business strategy. In particular, risks associated with our business include:

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We are a preclinical stage biopharmaceutical company with a limited operating history and have incurred significant losses since our inception. We expect to incur losses over at least the next several years and may never achieve or maintain profitability.

•

Even if this offering is successful, we will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce or eliminate one or more of our research and product development programs or future commercialization efforts.

•

We are heavily dependent on the success of PYX-201, PYX-202, and PYX-203, all of which are in the early stages of development, and if PYX-201, PYX-202, and/or PYX-203 are not successful in clinical trials or do not receive regulatory approval or licensure or are not successfully commercialized, our business will be materially adversely harmed.

•

We are a preclinical stage biotechnology company and all of our product candidates are currently in preclinical development. Our product candidates may fail in development or suffer delays that materially and adversely affect their commercial viability. If we or our existing or future collaborators are unable to initiate and complete clinical development of, obtain regulatory licensure for or commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

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Our preclinical studies and clinical trials may fail to demonstrate adequately the safety, purity and potency of any of our product candidates, which would prevent or delay development, regulatory licensure and commercialization.

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Our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory licensure or commercialize these programs on a timely basis or at all.

•	If the market opportunities for any product that we develop are smaller than we believe they are, our revenue may be adversely affected and our business may suffer.

•

We face competition from entities that have developed or may develop product candidates for cancer, including companies developing novel treatments and technology platforms. If these companies develop technologies or product candidates more rapidly than we do or their technologies are more effective, our ability to develop and successfully commercialize product candidates may be adversely affected.

•

The regulatory licensure and approval processes of the FDA and other comparable regulatory authorities are lengthy, time-consuming and inherently unpredictable and, if we are ultimately unable to obtain marketing licensure or approval for our product candidates, our business will be substantially harmed.

•	If we fail to attract and retain qualified senior management and key scientific personnel, our business may be materially and adversely affected.

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We face risks related to health epidemics and outbreaks, including the COVID-19 pandemic, which could significantly disrupt our preclinical studies and clinical trials, and therefore our receipt of necessary regulatory licensure or approvals could be delayed or prevented.

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If we fail to comply with our obligations under any license, collaboration or other agreements, we may be required to pay damages and could lose intellectual property rights that are necessary for developing and protecting our product candidates or we could lose certain rights to grant sublicenses.

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We rely on third-parties to manufacture our product candidates. Any failure by a third-party manufacturer to produce acceptable raw materials or product candidates for us or to obtain authorization from the FDA or comparable foreign regulatory authorities may delay or impair our ability to initiate or complete our clinical trials, obtain regulatory licensure or approvals or commercialize approved products.

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If we are unable to obtain and maintain patent protection for our product candidates, or if the scope of the patent protection obtained is not sufficiently broad, or if our patents are insufficient to protect our product candidates for an adequate amount of time, or if we are unable to obtain adequate protection for our proprietary know-how we may not be able to compete effectively in our markets.

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Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues. If we breach our University of Chicago, Pfizer, or LegoChem license agreements or any of the other agreements under which we acquired, or will acquire, intellectual property rights covering our product candidates, we could lose the ability to continue the development and commercialization of the related product.

Corporate Information

We were incorporated in the state of Delaware on June 11, 2018 and launched with our first employee and Series A funding in July 2019. Our principal executive offices are located at 35 CambridgePark Drive Cambridge, Massachusetts 02140, and our telephone number is (617) 221-9059. Our website address is www.pyxisoncology.com. Information contained on, or that can be accessed through, our website is not incorporated by reference into this prospectus, and you should not consider information on our website to be part of this prospectus.

We have proprietary rights to trademarks, trade names and service marks appearing in this prospectus that are important to our business. Solely for convenience, the trademarks, service marks, logos and trade names referred to in this prospectus are without the ® and ™ symbols, but such references are not intended to indicate that we will not assert our rights or the rights of the applicable licensors in these trademarks, service marks and trade names. All trademarks, trade names and service marks appearing in this prospectus are the property of their respective owners.

Implications of Being an Emerging Growth Company and a Smaller Reporting Company

The Jumpstart Our Business Startups Act, or the JOBS Act, was enacted in April 2012 with the intention of encouraging capital formation in the United States and reducing the regulatory burden on newly public companies that qualify as emerging growth companies. We are an “emerging growth company” within the meaning of the JOBS Act. We may take advantage of certain exemptions from various public reporting requirements, including the requirement that we provide more than two years of audited financial statements and related management’s discussion and analysis of financial condition and results of operations, and that our internal control over financial reporting be audited by our independent registered public accounting firm pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. In addition, the JOBS Act provides that an “emerging growth company” can delay adopting new or revised accounting standards until those standards apply to private companies. We intend to take advantage of these exemptions until we are no longer an emerging growth company. We have elected to use the extended transition period to enable us to comply with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (1) are no longer an emerging growth company and (2) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.

We will cease to be an emerging growth company upon the earliest of (1) the end of the fiscal year following the fifth anniversary of this offering; (2) the last day of the fiscal year during which our annual gross revenues are $1.07 billion or more; (3) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; and (4) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year.

We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and have reduced disclosure obligations regarding executive compensation, and, similar to emerging growth companies, if we are a smaller reporting company with less than $100 million in annual revenue, we would not be required to obtain an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

See the section titled “Risk Factors—Risks Related to Our Common Stock and this Offering—We are an “emerging growth company” and a “smaller reporting company,” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies could make our common stock less attractive to investors.

THE OFFERING

Common stock offered by us	9,500,000 shares

Underwriters’ option to purchase additional shares	We have granted the underwriters a 30-day option to purchase up to 1,425,000 additional shares at the public offering price, less underwriting discounts and commissions.

Common stock to be outstanding immediately after this offering	31,734,101 shares (or 33,159,101 shares if the underwriters exercise in full their option to purchase additional shares)

Use of proceeds	We estimate that the net proceeds from this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $128.6 million, or approximately $148.5 million if the underwriters’ option to purchase additional shares is exercised in full, based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents, to advance PYX-201, PYX-202 and PYX 203 through IND-enabling studies and initiation of Phase 1 trials, for the continued advancement of our IO discovery programs, for business development activities and other general corporate purposes.

See section titled “Use of Proceeds” for additional information.

Nasdaq trading symbol	“PYXS”

Risk factors	See the section titled “Risk Factors” on page 12 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in our common stock.

The number of shares of common stock that will be outstanding after this offering is based on 22,234,101 shares of our common stock outstanding as of June 30, 2021, including 658,947 shares of unvested restricted common stock, and 20,056,145 shares of our common stock issuable upon the automatic conversion of all outstanding shares of our Series A convertible preferred stock and Series B convertible preferred stock immediately prior to the completion of this offering, and excludes:

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2,757,871 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2021 under our 2019 Equity Incentive Plan, or the 2019 Plan, at a weighted average exercise price of $4.96 per share;

•	1,134,864 shares of our common stock issuable upon the exercise of stock options granted after June 30, 2021 under our 2019 Plan, at a weighted average exercise price of $8.71 per share; and

•

3,852,807 and 424,595 additional shares of common stock that will become available for issuance under our 2021 Equity and Incentive Plan, or the 2021 Plan, and our 2021 Employee Stock Purchase Plan, or the ESPP, respectively, each of which will become effective as of the day prior to the effective date of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under our 2021 Plan and our ESPP.

Unless otherwise indicated or the context otherwise requires, all information in this prospectus assumes:

•	the 1 for 6.359 reverse stock split of our common stock effected on October 1, 2021;

•	conversion of all of our Series A convertible preferred stock and Series B convertible preferred stock into an aggregate of 20,056,145 shares of common stock upon the closing of this offering;

•	no exercise of outstanding options after June 30, 2021;

•

the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the effectiveness of our amended and restated bylaws, which will each occur immediately prior to the completion of this offering; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock.

Summary Financial Data

The following tables set forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. We have derived the following statement of operations data for the years ended December 31, 2019 and 2020 from our audited financial statements appearing elsewhere in this prospectus. The condensed statements of operations data for the six months ended June 30, 2020 and 2021 and the condensed balance sheet data as of June 30, 2021 have been derived from our unaudited condensed financial statements appearing elsewhere in this prospectus and have been prepared on a basis consistent with our audited financial statements. In the opinion of management, the unaudited condensed financial data reflects all adjustments, consisting only of normal, recurring adjustments, necessary for a fair presentation of the financial information in those statements. You should read the following summary financial data together with our financial statements and the related notes appearing elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future, and our interim results are not necessarily indicative of results that may be expected for any full year or any other interim period.

	Years Ended December 31,		Six Months Ended June 30,
			(Unaudited)
(in thousands, except share and per share data)	2019	2020	2020	2021
Statement of Operations Data:
Operating expenses:
Research and development	$1,224	$9,048	$3,484	$35,979
General and administrative	1,655	3,846	1,639	5,691

Total operating expenses	2,879	12,894	5,123	41,670

Loss from operations	(2,879)	(12,894)	(5,123)	(41,670)
Other income (expense):
Interest income	107	66	65	10
Service fee income from related party	—	—	—	181
Change in fair value of derivative liability	—	—	—	(3,261)

Total other income (expense)	107	66	65	(3,070)
Loss from equity method investment in joint venture	—	—	—	(231)

Net loss and comprehensive loss	$(2,772)	$(12,828)	$(5,058)	$(44,971)

Net loss per common share, basic and diluted(1)	$(4.13)	$(12.45)	$(5.47)	$(31.86)

Weighted average common shares outstanding, basic and diluted(1)	671,785	1,030,556	923,910	1,411,428

Pro forma net loss per common share, basic and diluted (unaudited)		$(0.58)		$(2.03)

Pro forma weighted average common shares outstanding, basic and diluted (unaudited)		21,975,313		22,126,513

(1)	See Note 13 to our audited consolidated financial statements and Note 10 to our unaudited condensed financial statements appearing elsewhere in this prospectus for details on the calculation of basic and diluted net loss per share.

	As of June 30, 2021
	Actual	Pro Forma(1)	Pro Forma As Adjusted(2)
	(Unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents	$142,473	$142,473	$262,229
Working capital(3)	134,532	134,532	260,078
Total assets	147,049	147,049	264,662
Total liabilities	10,614	10,614	2,622
Convertible preferred stock	194,023	—	—
Total stockholders’ (deficit) equity	(57,588)	136,435	262,040

(1)	The pro forma balance sheet data give effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 20,056,145 shares of our common stock upon the closing of this offering.
(2)	The pro forma as adjusted balance sheet data give further effect to (i) our issuance and sale of 9,500,000 shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the milestone payment of $9.6 million expected to be paid in the fourth quarter of 2021 to LegoChem.
The pro forma as adjusted information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $8.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $14.0 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	We define working capital as total current assets less total current liabilities. See our unaudited condensed consolidated financial statements included elsewhere in this prospectus for further details regarding our current assets and current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should consider and read carefully all of the risks and uncertainties described below, as well as other information included in this prospectus, including our financial statements and related notes appearing at the end of this prospectus, before making an investment decision. The risks described below are not the only ones facing us. The occurrence of any of the following risks or additional risks and uncertainties not presently known to us or that we currently believe to be immaterial could materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you may lose all or part of your investment. This prospectus also contains forward-looking statements and estimates that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of specific factors, including the risks and uncertainties described below.

Risks Related to our Financial Position and Need for Additional Capital

We are a preclinical stage biopharmaceutical company with a limited operating history and have incurred significant losses since our inception. We expect to incur losses over at least the next several years and may never achieve or maintain profitability.

We are a preclinical stage biopharmaceutical company with a limited operating history. Our net losses were $2.8 million and $12.8 million for the years ended December 31, 2019 and 2020, respectively and $5.1 million and $45.0 million for the six months ended June 30, 2020 and 2021, respectively. As of June 30, 2021, we had an accumulated deficit of $60.7 million. To date, we have not generated any revenue from product sales and have financed our operations primarily through sales of our equity interests. As such, we expect that it will be several years, if ever, before we have a product candidate ready for regulatory licensure and commercialization. We may never succeed in these activities and, even if we do, may never generate revenues that are significant enough to achieve profitability. To become and remain profitable, we must succeed in developing, obtaining marketing licensure for and commercializing products that generate significant revenue. This will require us to be successful in a range of challenging activities, including, without limitation, procuring clinical- and commercial-scale manufacturing, successfully completing preclinical studies and clinical trials of our product candidates, establishing arrangements with third parties for the conduct of our clinical trials, obtaining marketing licensure for our product candidates, manufacturing, marketing and selling any products for which we may obtain marketing licensure, discovering or obtaining rights to additional product candidates, identifying collaborators to develop product candidates we identify or additional uses of existing product candidates and successfully completing development of product candidates for our collaboration partners.

We expect to continue to incur significant expenses and increasing operating losses for at least the next several years. We anticipate that our expenses will increase substantially if and as we:

•	manufacture product candidates, conduct IND enabling studies and submit INDs and initiate Phase 1 clinical trials for our ADC product candidates, PYX-201, PYX-202 and PYX-203;

•	select antibody programs to take into development including manufacture product candidates, conduct IND enabling studies and submit INDs and initiate Phase 1 clinical trials;

•	initiate, conduct and successfully complete later-stage clinical trials;

•	scale up external manufacturing capabilities for later stage trials and to commercialize our products

•	seek marketing licenses for any product candidates that successfully complete clinical trials;

•	ultimately establish a sales, marketing and distribution infrastructure for which we may obtain marketing licensure;

•	leverage the FACT platform to identify and then advance additional product candidates into preclinical and clinical development;

•	expand, maintain and protect our intellectual property portfolio;

•	hire additional clinical, regulatory, scientific, operational, financial and management information personnel; and

•	operate as a public company after this offering.

Further, following the closing of this offering, we expect to incur additional costs associated with operating as a public company, including significant legal, accounting, insurance, investor relations and other expenses that we did not incur as a private company.

Our expenses could increase beyond our expectations if we are required by the U.S. Food and Drug Administration, or FDA, the European Medicines Agency, or EMA, or other comparable regulatory authorities to perform trials in addition to those that we currently expect to perform, or if we experience any delays in establishing appropriate manufacturing arrangements for completing our planned clinical trials or the clinical development of any of our product candidates.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses we will incur or when, if ever, we will be able to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis. Our failure to become and remain profitable would depress the value of our company and could impair our ability to raise capital, expand our business, maintain our research and development efforts or continue operations. A decline in the value of our company, or in the value of our common stock, could also cause investors to lose all or part of their investment.

If one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with commercializing those approved product candidates. Even if we are able to generate revenues from the sale of any approved products, we may not become profitable and may need to obtain additional funding to continue operations.

Even if this offering is successful, we will require substantial additional capital to finance our operations. If we are unable to raise such capital when needed, or on acceptable terms, we may be forced to delay, reduce or eliminate one or more of our research and product development programs or future commercialization efforts.

The development of biopharmaceutical products, including conducting preclinical studies and clinical trials, is a very time-consuming, expensive and uncertain process that takes years to complete. Our operations have consumed substantial amounts of cash since inception, and we expect our expenses to increase in connection with our ongoing activities, particularly as we work to prepare for IND submissions and initiate Phase 1 clinical trials of our product candidates PYX-201, PYX-202 and PYX-203 and advance our other preclinical research and development programs. Even if one or more of the product candidates that we develop is approved for commercial sale, we anticipate incurring significant costs associated with sales, marketing, manufacturing and distribution activities. Our expenses could increase beyond expectations if we are required by the FDA, the EMA or other comparable regulatory authorities to perform clinical trials or preclinical studies in addition to those that we currently anticipate. Other unanticipated costs may also arise. Because the design and outcome of our planned and anticipated clinical trials are highly uncertain, we cannot reasonably estimate the actual amount of resources and funding that will be necessary to successfully complete the development and commercialization of any product candidate we develop. In addition, upon the completion of this offering, we expect to incur additional costs associated with operating as a public company. Accordingly, we will need to obtain substantial additional funding in order to continue our operations.

As of June 30, 2021, we had approximately $142.5 million in cash and cash equivalents. Based on our current operating plan, our current cash and cash equivalents, together with the anticipated proceeds from this offering, we estimate that such funds will enable us to fund our operating expenses and capital expenditure requirements into the second half of 2024. Our estimate as to how long we expect to be able to continue to fund our operations is based on assumptions that may prove to be wrong, and we could use our available capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

We intend to use the net proceeds of the offering for development and regulatory activities relating to our product candidates, discovery programs, business development activities and other general corporate purposes. Advancing the development of our product candidates will require a significant amount of capital. The net proceeds from this offering, together with our existing cash and cash equivalents, will not be sufficient to fund any of our product candidates through regulatory licensure. Because the length of time and activities associated with successful research and development of any individual product candidate are highly uncertain, we are unable to estimate the actual funds we will require for development, marketing licensure and commercialization activities. The timing and amount of our operating expenditures will depend largely on:

•	the manufacture of product candidates, completion of our IND enabling studies and initiation of Phase 1 clinical trials for PYX-201, PYX-202 and PYX-203;

•	the timing and progress of our other preclinical and clinical development activities;

•	the number and scope of other preclinical and clinical programs we decide to pursue;

•	the progress of the development efforts of parties with whom we have entered or may in the future enter into in-licensing, collaborations and research and development agreements;

•

the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing licensure;

•	our ability to maintain our current licenses and research and development programs and to establish new collaboration arrangements;

•	the costs involved in prosecuting, maintaining and enforcing patent and other intellectual property rights;

•	any delays or interruptions, including due to the COVID-19 pandemic, that we experience in our preclinical studies, future clinical trials and/or supply chain;

•	the cost and timing of regulatory licenses; and

•	our efforts to hire additional clinical, regulatory, scientific, operational, financial and management personnel.

If we are unable to obtain funding on a timely basis or on acceptable terms, we may have to delay, reduce or terminate our research and development programs and preclinical studies or clinical trials, if any, limit strategic opportunities or undergo reductions in our workforce or other corporate restructuring activities. We also could be required to seek funds through arrangements with collaborators or others that may require us to relinquish rights to some of our technologies or product candidates that we would otherwise pursue on our own. We do not expect to realize revenue from sales of products or royalties from licensed products in the foreseeable future, if at all, and not until our product candidates are clinically tested, licensed for commercialization and successfully marketed. To date, we have primarily financed our operations through the sale of equity securities. We will be required to seek additional funding in the future and our ability to raise additional funds will depend on financial, economic and other factors, many of which are beyond our control. Additional funds may not be available to us on acceptable terms or at all. For example, market volatility resulting from the COVID-19 pandemic could adversely impact our ability to access capital as and when needed. If we raise additional funds by issuing equity securities, our stockholders will suffer dilution and the terms of any financing may adversely affect the rights of our stockholders. In addition, as a condition to providing additional funds to us, future investors may demand, and may be granted, rights superior to those of existing stockholders, including the investors purchasing stock in this offering.

Our limited operating history may make it difficult for you to evaluate the success of our business to date and to assess our future viability.

We incorporated in 2018 and staffing and meaningful operations commenced in mid-2019 and our operations to date have been limited to organizing and staffing our company, business planning, raising capital, conducting discovery and research activities, engaging third parties for initiating manufacturing of drug product and preparing for preclinical toxicology studies, filing patent applications, identifying and obtaining rights to potential product candidates and advancing the FACT platform. All our product candidates are still in preclinical development. We have not yet demonstrated our ability to successfully submit INDs, initiate or complete any clinical trials, obtain marketing licenses, manufacture a commercial scale product directly or through a third party or conduct sales, marketing and distribution activities necessary for successful product commercialization. Consequently, any predictions you make about our future success or viability may not be as accurate as they could be if we had a longer operating history or if we had already successfully completed some or all of these types of activities.

In addition, as a preclinical stage biopharmaceutical company, we may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown challenges. We will need to transition at some point from a company with a research and development focus to a company capable of supporting commercial activities and we may not be successful in making that transition.

We expect our financial condition and operating results to continue to fluctuate significantly from quarter to quarter and year to year due to a variety of factors, many of which are beyond our control. Accordingly, you should not rely upon the results of any quarterly or annual periods as indications of future operating performance.

Risks Related to the Discovery and Development of our Product Candidates

We are heavily dependent on the success of PYX-201, PYX-202, and PYX-203, all of which are in the early stages of development, and if PYX-201, PYX-202, and/or PYX-203 are not successful in clinical trials or do not receive regulatory approval or licensure or are not successfully commercialized, our business will be materially adversely harmed.

To date, we have invested a significant portion of our efforts and financial resources in the development of PYX-201, PYX-202, and PYX-203. Our future success is substantially dependent on our ability to successfully initiate and complete clinical development for, obtain regulatory licensure for, and successfully commercialize PYX-201, PYX-202, and PYX-203, which may never occur. We currently have no products that are approved or licensed for commercial sale and may never be able to develop a marketable product. We expect that a substantial portion of our efforts and expenditures over the next few years will be devoted to PYX-201, PYX-202, and PYX-203, all of which will require clinical development, management of clinical and manufacturing activities, regulatory licensure, establishing commercial scale manufacturing, and significant sales, marketing, and distribution efforts before we can generate any revenues from any commercial sales. We cannot be certain that we will be able to successfully complete any of these activities or that, even if PYX-201, PYX-202, and/or PYX-203 receive regulatory licensure, such products will be able to successfully compete against therapies and technologies offered by other companies.

The research, testing, manufacturing, labeling, licensure, sale, packaging, marketing, and distribution of biological products are subject to extensive regulation by the FDA and comparable regulatory authorities in other countries. We are not permitted to market PYX-201, PYX-202, and PYX-203 in the United States until we receive licensure of a Biologics License Application, or BLA, from the FDA for such product candidates, as appropriate. Further, we are not permitted to market PYX-201, PYX-202, or PYX-203 in any foreign countries until we receive the requisite licensure or approvals from such countries. We have not submitted a BLA to the FDA or comparable applications to any other comparable regulatory authorities for PYX-201, PYX-202, or PYX-203. We will not be in a position to do so for several years, if ever. If we are unable to obtain the necessary regulatory licensure or approvals for PYX-201, PYX-202, and PYX-203 in a country, we will not be able to commercialize such product candidate in that country. As a result, our financial position will be materially adversely affected, and we may not be able to generate sufficient revenue to continue our business.

We are a preclinical stage biotechnology company and all of our product candidates are currently in preclinical development. Our product candidates may fail in development or suffer delays that materially and adversely affect their commercial viability. If we or our existing or future collaborators are unable to initiate and complete clinical development of, obtain regulatory licensure for or commercialize our product candidates or experience significant delays in doing so, our business will be materially harmed.

We have no products on the market and our product candidates are currently in preclinical development. In particular, none of our product candidates have ever been tested in a human subject. As a result, their risk of failure is high. Our ability to achieve and sustain profitability depends on obtaining regulatory licensure for and successfully commercializing our product candidates, either alone or with third parties. Before obtaining regulatory licensure for the commercial distribution of our product candidates, we or an existing or future collaborator must conduct extensive preclinical studies and clinical trials to demonstrate the safety, purity and potency in humans of our product candidates. In addition, the development of novel antibodies is complex and difficult. Although our discovery and preclinical programs may initially show promise in identifying potential product candidates, they may not translate into product candidates for clinical development for a number of reasons, including that the target selection methodology we use may not be successful due to our inability to generate an applicable antibody candidate.

We may not have the financial resources to continue development of, or to modify existing or enter into new collaborations for, a product candidate if we experience any issues that delay or prevent regulatory licensure of, or our ability to commercialize, product candidates, including:

•	negative or inconclusive results from preclinical studies or clinical trials leading to a decision or requirement to conduct additional preclinical studies or clinical trials or abandon a program;

•	product-related side effects experienced by participants in our clinical trials or by individuals using therapeutic biological products similar to our product candidates;

•

delays in submitting INDs or comparable foreign applications or delays or failure in obtaining the necessary approvals from regulators to commence a clinical trial, or a suspension or termination of a clinical trial once commenced;

•	conditions imposed by the FDA, EMA or other comparable authorities regarding the scope or design of our clinical trials;

•	delays in enrolling patients in clinical trials;

•	high drop-out rates of patients;

•	inadequate supply or quality of product candidate components or materials or other supplies necessary for the conduct of our clinical trials;

•	greater than anticipated clinical trial costs;

•	poor effectiveness of our product candidates during clinical trials;

•	unfavorable FDA or other comparable regulatory agency inspection and review of a clinical trial site;

•	failure of our third-party contractors or investigators to comply with regulatory requirements or otherwise meet their contractual obligations in a timely manner, or at all;

•

delays and changes in regulatory requirements, policy and guidelines, including the imposition of additional regulatory oversight around clinical testing generally or with respect to our technology in particular; or

•	varying interpretations of data by the FDA, the EMA and other comparable foreign regulatory authorities.

If any of the foregoing circumstances occur, we could experience significant delays or an inability to successfully commercialize our product candidates, which could materially harm our business. Moreover, if we do not receive regulatory approvals, we may not be able to continue our operations.

We have no experience as a company in completing IND-enabling preclinical studies or commencing and conducting clinical trials.

We have no experience as a company in completing IND-enabling preclinical studies or commencing and conducting clinical trials. In part because of this lack of experience, we cannot be certain that our preclinical studies will be completed on time or if our planned clinical trials will begin or be completed on time, if at all. Large-scale clinical trials would require significant additional financial and management resources and reliance on third-party clinical investigators and consultants. Relying on third-party clinical investigators, contract research organizations, or CROs, and consultants may cause us to encounter delays that are outside of our control. In addition, relying on third parties in the conduct of our preclinical studies or clinical trials exposes us to a risk that they may not adequately comply with good laboratory practice, or GLP, or good clinical practice, or GCP, as required for any studies or trials we plan to submit to a regulatory authority. We may be unable to identify and contract with sufficient investigators, CROs and consultants on terms that are acceptable to us on a timely basis or at all.

We may not be able to submit INDs to commence additional clinical trials on the timelines we expect and, even if we are able to, the FDA may not permit us to proceed.

We plan to submit an IND for PYX-201 by mid-2022, for PYX-202 by mid-2022, and for PYX-203 by 2023, but we may not be able to submit these planned INDs on the timelines we expect. For example, we may experience manufacturing delays or other delays with IND-enabling studies. Moreover, we cannot be sure that submission of an IND will result in the FDA allowing us to commence clinical trials or that, once begun, issues will not arise that lead to the suspension or termination of our clinical trials. Additionally, even if the applicable regulatory authorities agree with the design and implementation of the clinical trials set forth in our INDs, we cannot guarantee that those regulatory authorities will not change their requirements in the future, or that circumstances will not arise under which FDA or other regulatory authorities may place our clinical trials on partial or full clinical hold. These considerations apply to the INDs described above and also to new clinical trials we may submit as amendments to existing INDs or as part of new INDs in the future. Any failure to submit INDs on the timelines we expect or to obtain authorization to proceed with our trials may prevent us from completing our clinical trials or commercializing our products on a timely basis, if at all.

Our preclinical studies and clinical trials may fail to demonstrate adequately the safety, purity and potency of any of our product candidates, which would prevent or delay development, regulatory licensure and commercialization.

Before obtaining regulatory licensure for the commercial sale of any of our product candidates, including PYX-201, PYX-202 and PYX-203, we must demonstrate through lengthy, complex and expensive preclinical studies and clinical trials that our product candidates are safe, pure, and potent, as required under a BLA. Preclinical and clinical testing is expensive and can take many years to complete and the outcome of these activities is inherently uncertain. Failure can occur at any time during the preclinical study and clinical trial processes and, because our product candidates are in an early stage of development and have never been tested in humans, there is a high risk of failure. In addition, any failures or adverse outcomes in preclinical or clinical testing seen by other developers of similar product candidates could materially impact the success of our programs. We may never succeed in developing marketable products.

It is also possible that the results of preclinical studies and early clinical trials of our product candidates may not be predictive of the results of later-stage clinical trials. Although product candidates may demonstrate promising results in preclinical studies and early clinical trials, they may not prove to be effective in subsequent clinical trials. For example, testing on animals occurs under different conditions than testing in humans and, therefore, the results of animal studies may not accurately predict human experience. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through preclinical studies and clinical trials. Product candidates in later stages of clinical trials may fail to show the desired safety, purity, and potency profile despite having progressed successfully through preclinical studies and/or initial clinical trials. Likewise, early, smaller-scale clinical trials may not be predictive of eventual safety, purity and potency in large-scale pivotal clinical trials. Many companies in the biopharmaceutical industry have suffered significant setbacks in advanced clinical trials due to lack of potency, insufficient durability of potency or unacceptable safety issues, notwithstanding promising results in earlier trials. Most product candidates that commence preclinical studies and clinical trials are never approved or licensed for commercialization.

Additionally, we expect that the first clinical trials for our product candidates may be open-label studies, where both the patient and investigator know whether the patient is receiving the investigational product candidate or either an existing licensed biological product. Most typically, open-label clinical trials test only the investigational product candidate and sometimes do so at different dose levels. Open-label clinical trials are subject to various limitations that may exaggerate any therapeutic effect as patients in open-label clinical trials are aware when they are receiving treatment. In addition, open-label clinical trials may be subject to an “investigator bias” where those assessing and reviewing the physiological outcomes of the clinical trials are aware of which patients have received treatment and may interpret the information of the treated group more favorably given this knowledge. FDA may also not consider open-label clinical trials to be adequate and well controlled trials sufficient to support BLA licensure.

Any preclinical studies or clinical trials that we may conduct may not demonstrate the safety, purity, and potency necessary to obtain regulatory licensure to market our product candidates. If the results of our ongoing or future preclinical studies and clinical trials are inconclusive with respect to the safety, purity, and potency of our product candidates, if we do not meet the clinical endpoints with statistical and clinically meaningful significance or if there are safety concerns associated with our product candidates, we may be prevented or delayed in obtaining marketing licensure for those product candidates. In some instances, there can be significant variability in safety, purity, and potency results between different preclinical studies and clinical trials of the same product candidate due to numerous factors, including changes in trial procedures set forth in protocols, differences in the size and type of the patient populations, changes in and adherence to the clinical trial protocols and the rate of dropout among clinical trial participants. While we have not yet initiated clinical trials for any of our product candidates, it is likely that there may be side effects associated with their use. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. If that were to occur, or if other developers of similar products were to find an unacceptable severity or prevalence of side effects with their candidates, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny licensure of our product candidates for any or all targeted indications. Product-related side effects could also affect patient recruitment or the ability of enrolled patients to complete an ongoing trial or result in potential product liability claims. Any of these occurrences may significantly harm our business, financial condition and prospects.

Further, our product candidates could cause undesirable side effects in clinical trials related to on-target toxicity. If on-target toxicity is observed or if our product candidates have characteristics that are unexpected, we may need to abandon their development or limit development to more narrow uses or subpopulations in which the undesirable side effects or other characteristics are less prevalent, less severe or more acceptable from a risk-

benefit perspective. Many compounds that initially showed promise in early stage testing for treating cancer have later been found to cause side effects that prevented further development of the compound.

Our preclinical programs may experience delays or may never advance to clinical trials, which would adversely affect our ability to obtain regulatory licensure or commercialize these programs on a timely basis or at all.

In order to obtain FDA, European Commission (based on the opinion of the EMA’s Committee for Human Medicinal Products, or CHMP) or other comparable licensure to market a new biological product we must demonstrate proof of safety, purity and potency or efficacy in humans. To meet these requirements, we will have to conduct adequate and well-controlled clinical trials. Before we can commence clinical trials for a product candidate, we must complete extensive preclinical studies that support our planned INDs or similar applications in foreign countries. Currently, all of our programs are in preclinical development. We cannot be certain of the timely completion or outcome of our preclinical studies and cannot predict if the FDA or other comparable foreign authorities and independent ethics committees will accept our proposed clinical programs or if the outcome of our preclinical studies will ultimately support the further development of our programs. As a result, we cannot be sure that we will be able to submit INDs or similar applications for our preclinical programs on the timelines we expect, if at all, and we cannot be sure that submission of INDs or similar applications will result in the FDA or other regulatory authorities or independent ethics committees allowing clinical trials to begin.

Conducting preclinical studies is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity and novelty of the program, and often can be several years or more per program. Any delays in preclinical studies conducted by us or potential future partners may cause us to incur additional operating expenses. The commencement and rate of completion of preclinical studies for a product candidate may be delayed by many factors, including, for example:

•	inability to generate sufficient preclinical or other in vivo or in vitro data to support the initiation of clinical trials;

•	the COVID-19 pandemic, which may result in delays; and

•	delays in reaching a consensus with regulatory agencies on study design.

Moreover, because standards for preclinical assessment are evolving and may change rapidly, even if we reach an agreement with the FDA on a pre-IND proposal, the FDA may not accept the IND submission as presented. Even if clinical trials do begin for our preclinical programs, our clinical trials or development efforts may not be successful.

Clinical testing and product development is a lengthy and expensive process with an uncertain outcome. We may incur unexpected costs or experience delays in completing, or ultimately be unable to complete, the clinical testing and the development and commercialization of our product candidates.

Clinical testing is expensive, difficult to design and implement, can take many years to complete and is uncertain as to the timing and outcome. A failure of one or more clinical trials can occur at any stage of the process. We may experience numerous unforeseen events during or as a result of clinical trials, which could delay or prevent our ability to receive marketing licensure or commercialize our product candidates, including:

•	delays in reaching, or the failure to reach, a consensus with regulators on clinical trial design or the inability to produce acceptable preclinical results to enable entry into human clinical trials;

•

the supply or quality of our product candidates or other materials necessary to conduct clinical trials of our product candidates may be insufficient or inadequate, including as a result of delays in the testing, validation, manufacturing and delivery of product candidates to the clinical sites by us or by third parties with whom we have contracted to perform certain of those functions;

•	delays in reaching, or the failure to reach, agreement on acceptable clinical trial contracts or clinical trial protocols with prospective trial sites;

•	the failure of regulators or institutional review boards to authorize us or our investigators to commence a clinical trial or conduct a clinical trial at a prospective trial site;

•	difficulty in designing clinical trials and in selecting endpoints for diseases that have not been well studied and for which the natural history and course of the disease is poorly understood;

•	the selection of certain clinical endpoints that may require prolonged periods of clinical observation or analysis of the resulting data;

•	we may receive feedback from regulatory authorities that requires us to modify the design of our clinical trials;

•

the number of patients required for clinical trials of our product candidates may be larger than we anticipate, enrollment in these clinical trials may be slower than we anticipate, participants may drop out of these clinical trials at a higher rate than we anticipate or fail to return for post-treatment follow-up or the failure to recruit suitable patients to participate in our clinical trials;

•

our product candidates may have undesirable side effects or other unexpected characteristics, causing us or our investigators, regulators or institutional review boards to suspend or terminate our clinical trials;

•	we may have to suspend or terminate clinical trials of our product candidates for various reasons, including a finding that the participants are being exposed to unacceptable health risks;

•	the third parties with whom we contract may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•

the requirement from regulators or institutional review boards that we or our investigators suspend or terminate clinical trials for various reasons, including noncompliance with regulatory requirements or unacceptable safety risks;

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clinical trials of our product candidates may produce negative or inconclusive results and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product candidate development and discovery programs;

•	the cost of clinical trials of our product candidates may be greater than we anticipate;

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imposition of a clinical hold by regulatory authorities as a result of a serious adverse event, concerns with a class of product candidates or after an inspection of our clinical trial operations, trial sites or manufacturing facilities;

•	occurrence of serious adverse events associated with the product candidate that are viewed to outweigh its potential benefits;

•	regulators may revise the requirements for approving our product candidates, or such requirements may not be as we anticipate;

•	delays in developing and validating any companion diagnostic to be used in the trial, to the extent we are required to do so; and

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disruptions caused by the evolving effects of the COVID-19 pandemic may increase the likelihood that we encounter these types of difficulties or delays in initiating, enrolling, conducting or completing our planned clinical trials.

If we are required to conduct additional clinical trials or other testing of our product candidates beyond those that we currently contemplate, if we are unable to successfully complete clinical trials of our product candidates or other testing, if the results of these trials or tests are not positive or are only modestly positive or if there are safety concerns, we may:

•	be delayed in obtaining marketing licenses for our product candidates;

•	not obtain marketing licensure at all;

•	obtain licensure for indications or patient populations that are not as broad as intended or desired;

•	obtain licensure with labeling that includes significant use or distribution restrictions or safety warnings;

•	be required to perform additional clinical trials to support marketing licensure;

•	have regulatory authorities withdraw or suspend their license, or impose restrictions on distribution of a product candidate in the form of a modified risk evaluation and mitigation strategy, or REMS;

•	be subject to additional postmarketing testing requirements or changes in the way the product is administered;

•	the FDA or comparable foreign regulatory authorities may fail to approve any companion diagnostics that may be required in connection with approval of our therapeutic product candidates; or

•	have our product removed from the market after obtaining marketing licensure.

Our product development costs also will increase if we experience delays in preclinical studies or clinical trials or in obtaining marketing licenses. We do not know whether any of our preclinical studies or clinical trials will begin as planned, will need to be restructured or will be completed on schedule, or at all. Significant preclinical study or clinical trial delays also could shorten any periods during which we may have the exclusive right to commercialize our product candidates, or could allow our competitors to bring products to market before we do and impair our ability to successfully commercialize our product candidates, which may harm our business, results of operations, financial condition and prospects.

Further, cancer therapies sometimes are characterized as first-line, second-line or third-line. The FDA often approves or licenses new oncology therapies initially only for third-line or later use, meaning for use after two or more other treatments have failed. When cancer is detected early enough, first-line therapy, usually hormone therapy, surgery, radiation therapy, immunotherapy or a combination of these, is sometimes adequate to cure the cancer or prolong life without a cure. Second-line and third-line therapies are administered to patients when prior therapy is not effective. Our clinical trials will be with patients who have received one or more prior treatments and we expect that we would initially seek regulatory licensure for use of these product candidates as second-line or third-line therapy. Subsequently, for those products that prove to be sufficiently beneficial, if any, we would expect to seek licensure potentially as a first-line therapy, but any product candidates we develop, even if approved for second-line or third-line therapy, may not be approved for first-line therapy and, prior to seeking and/or receiving any licensures for first-line therapy, we may have to conduct additional clinical trials.

Any failures or setbacks involving the FACT platform, including adverse events, could have a detrimental impact on our research pipeline and future success.

We use the FACT platform in two of our three ADC product candidates for cancer therapies. Any failures or setbacks involving the FACT platform, including adverse events, could have a detrimental impact on our research pipeline and future success. For example, we may uncover a previously unknown risk associated with the FACT platform or other issues that may be more problematic than we currently believe, which may prolong the period of observation required for obtaining, necessitate additional clinical testing or result in the failure to obtain, regulatory licensure. If the FACT platform is not safe in certain product candidates, we would be required to abandon or redesign certain product candidates, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be successful in our efforts to use and expand the FACT platform to continue to build a pipeline of product candidates and develop marketable products.

We are using the FACT platform to develop two of our product candidates PYX-201 and PYX-203, as well as continuing to build our pipeline of product candidates. Our business depends not only on our ability to successfully develop, obtain regulatory licensure for, and commercialize the product candidates we currently have in preclinical development, but to continue to generate new product candidates through our platform. Even if we are successful in continuing to build our pipeline and further progress the development of our current product candidates, any additional product candidates may not be suitable for clinical development, including as a result of harmful side effects, manufacturing issues, limited potency or other characteristics that indicate that they are unlikely to be products that will succeed in clinical development, receive marketing licensure or achieve market acceptance. If we cannot validate our technology platform by successfully commercializing product candidates, we may not be able to obtain product, licensing or collaboration revenue in future periods, which would adversely affect our business, financial condition, results of operations and prospects.

We may expend our resources to pursue particular product candidates and fail to capitalize on product candidates that may be more profitable or for which there is a greater likelihood of success.

As a result of our limited financial and managerial resources, we must make strategic decisions as to which targets and product candidates to pursue and may forego or delay pursuit of opportunities with other targets or product candidates or for other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. Failure to properly assess potential product candidates could result in our focus on product candidates with low market potential, which would harm our business, financial condition, results of operations and prospects. Our spending on current and future research, product candidates and discovery programs for specific targets or indications may not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in cases in which it would have been more advantageous for us to retain sole development and commercialization rights to such product candidate.

If the market opportunities for any product candidate that we develop are smaller than we believe they are, our revenue may be adversely affected and our business may suffer.

The potentially addressable patient population for our current programs or future product candidates may be limited and the number of patients who have the cancers we are targeting may turn out to be lower than expected. Potentially addressable patient populations for our product candidates are only estimates. These estimates could prove to be incorrect, and the estimated number of potential patients in the United States and elsewhere could be lower than expected. It may also be that such patients may not be otherwise amenable to treatment with our product candidates, or patients could become increasingly difficult to identify and access, any of which could materially adversely affect our business, financial condition, results of operations and growth prospects.

Our estimated addressable markets and market opportunities for our product candidates are based on a variety of inputs, including data published by third parties, our own market insights and internal market intelligence, and internally generated data and assumptions. We have not independently verified any third-party information and cannot be assured of its accuracy or completeness. Market opportunity estimates, whether obtained or derived from third-party sources or developed internally, are subject to significant uncertainty and are based on assumptions and estimates that may prove not to be accurate. Although we believe our market opportunity estimates are reasonable, such information is inherently imprecise. In addition, our assumptions and estimates of market opportunities are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including but not limited to those described in this prospectus. If this third-party or internally generated data prove to be inaccurate or if we make errors in our assumptions based on that data, our actual market may be more limited than we estimate it to be. In addition, these inaccuracies or errors may cause us to misallocate capital and other critical business resources, which could harm our business.

The market may not be receptive to our product candidates because they are based on our novel therapeutic modality, and we may not generate any future revenue from the sale or licensing of product candidates.

Even if regulatory licensure is obtained for a product candidate, we may not generate or sustain revenue from sales of the product due to factors such as whether the product can be sold at a competitive cost and whether the product is otherwise accepted in the market. Some product candidates that we are developing are based on the FACT platform, which is a new technology and therapeutic approach. Our future success depends on the successful development of this novel therapeutic approach. Additionally, the regulatory licensure process for novel product candidates such as ours can be more expensive and take longer than for other, better-known or extensively-studied product candidates. No regulatory authority has granted licensure for any therapeutic using the FACT platform. As a result of these factors, it is more difficult for us to predict the time and cost of product candidate development, and we cannot predict whether the FACT platform will result in the development and marketing licensure of any products. Any development problems we experience in the future related to any of our programs may cause significant delays or unanticipated costs or may prevent the development of a commercially viable product. Advancing our products creates significant challenges for us, including:

•	educating medical personnel regarding the potential potency and safety benefits, as well as the challenges, of incorporating our product candidates, if approved, into treatment regimens; and

•	establishing the sales and marketing capabilities to gain market acceptance, if approved.

Any of these factors may prevent us from commercializing any of our product candidates we may develop on a timely or profitable basis, if at all.

Market participants with significant influence over acceptance of new treatments, such as physicians and third-party payors, may not adopt a product or treatment based on the FACT platform and technologies, and we may not be able to convince the medical community and third-party payors to accept and use, or to provide favorable reimbursement for, any product candidates developed by us or our existing or future collaborators. Market acceptance of our product candidates will depend on, among other factors:

•	the timing of our receipt of any marketing and commercialization licensures;

•	the terms of any licensures and the countries in which licensures are obtained;

•	the safety, purity, and potency of our product candidates;

•	the prevalence and severity of any adverse side effects associated with our product candidates;

•	limitations or warnings contained in any labeling approved by the FDA, or other comparable foreign regulatory authorities;

•	relative convenience and ease of administration of our product candidates;

•	the willingness of patients to accept any new methods of administration;

•	the success of our physician education programs;

•	the availability of adequate government and third-party payor reimbursement

•	the pricing of our products, particularly as compared to alternative treatments; and

•	availability of alternative effective treatments for the disease indications our product candidates are intended to treat and the relative risks, benefits and costs of those treatments.

If any product candidate we commercialize fails to achieve market acceptance, it could have a material and adverse effect on our business, financial condition, results of operations and prospects.

We have not tested any of our product candidates in clinical trials. The results of preclinical studies and early-stage clinical trials may not be predictive of future results in later studies or trials. Initial success in clinical trials may not be indicative of results obtained when these trials are completed or in later-stage clinical trials.

The results of preclinical studies may not be predictive of the results of clinical trials, and the results of any early-stage clinical trials we commence in the future may not be predictive of the results of the later-stage clinical trials. In addition, initial success in clinical trials may not be indicative of results obtained when such trials are completed on in later stage clinical trials. In particular, the small number of patients in our planned early clinical trials may make the results of these trials less predictive of the outcome of later clinical trials. For example, even if successful, the results of our Phase 1 clinical trials of our product candidates PYX-201, PYX-202, PYX-203 and other product candidates may not be predictive of the results of further clinical trials of these product candidates or any of our other product candidates. Moreover, preclinical and clinical data often are susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in preclinical studies and clinical trials nonetheless have failed to obtain marketing licensure of their products. Our future clinical trials may not ultimately be successful or support further clinical development of any of our product candidates. There is a high failure rate for product candidates proceeding through clinical trials. Many companies in the pharmaceutical and biotechnology industries have suffered significant setbacks in clinical development even after achieving encouraging results in earlier studies. Any such setbacks in our clinical development could materially harm our business, results of operations, financial condition and prospects.

Additionally, from time to time, we may publish interim, top-line or preliminary data from our planned clinical trials. Interim data from clinical trials that we may complete are subject to the risk that one or more of the clinical outcomes may materially change as patient enrollment continues and more patient data become available. Preliminary or top-line data also remain subject to audit and verification procedures that may result in the final data being materially different from the preliminary data we previously announced or published. As a result, interim, top-line and preliminary data should be viewed with caution until the final data are available. Adverse differences between preliminary, top-line or interim data and final data could significantly harm our reputation and business prospects.

If we experience delays or difficulties in the enrollment of patients in our clinical trials, our timelines for submitting applications for and receiving necessary marketing authorizations, if any, could be delayed or prevented.

We may not be able to initiate clinical trials for our product candidates if we are unable to locate and enroll a sufficient number of eligible patients to participate in these trials, as required by the FDA or similar regulatory authorities outside of the United States. While we believe that we will be able to enroll a sufficient number of patients into each of these clinical trials, we cannot predict with certainty how difficult it will be to enroll patients for trials in these rare indications generally and during the COVID-19 pandemic, specifically. Our ability to identify and enroll eligible patients for clinical trials may turn out to be limited or we may be slower in enrolling these trials than we anticipate. In addition, some of our competitors have ongoing clinical trials for product candidates that treat the same indications as our product candidates and, as a result, patients who would otherwise be eligible for our clinical trials may instead elect to enroll in clinical trials of our competitors’ product candidates. Patient enrollment in clinical trials is also affected by other factors including:

•	the severity of the disease under investigation;

•	the size and nature of the patient population;

•	the eligibility criteria for the trial in question;

•	competing clinical trials or approved therapies which present an attractive alternative to patients and their physicians;

•	perceived risks and benefits of the product candidate under study, including as a result of adverse effects observed in similar or competing therapies;

•	the efforts to facilitate timely enrollment in clinical trials;

•	the patient referral practices of physicians;

•	the burden on patients due to the scope and invasiveness of required procedures under clinical trial protocols, some of which may be inconvenient and/or uncomfortable;

•	the ability to monitor patients adequately during and after treatment;

•	the proximity and availability of clinical trial sites for prospective patients;

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the impact of the current COVID-19 pandemic, which may affect the conduct of a clinical trial, including by slowing potential enrollment or reducing the number of eligible patients for clinical trials.

•	the risk that enrolled subjects will drop out or die before completion of the trial;

•	patients failing to complete a clinical trial or returning for post-treatment follow-up; and

•	our ability to manufacture the requisite materials for a patient and clinical trial.

Our inability to enroll a sufficient number of patients for our planned clinical trials, or our inability to do so on a timely basis, would result in significant delays and could require us to abandon one or more clinical trials altogether. Enrollment delays in our planned clinical trials may result in increased development costs for our product candidates, which would cause the value of our company to decline and limit our ability to obtain additional financing.

Our product candidates may cause undesirable and unforeseen side effects or have other properties impacting safety that could halt their clinical development, delay or prevent their regulatory licensure, limit their commercial potential or result in significant negative consequences.

Undesirable side effects caused by our product candidates could cause regulatory authorities to interrupt, delay or halt clinical trials and could result in a more restrictive label or the delay or denial of regulatory licensure or approval by the FDA or other regulatory authorities. While we have not yet initiated clinical trials for any of our product candidates, it is likely that there may be side effects associated with their use. Results of our trials could reveal a high and unacceptable severity and prevalence of these or other side effects. In such an event, our trials could be suspended or terminated and the FDA or comparable foreign regulatory authorities could order us to cease further development of or deny licensure or approval of our product candidates for any or all targeted indications. Such side effects could also affect patient recruitment or the ability of enrolled patients to complete the trial or result in potential product liability claims. Any of these occurrences may materially and adversely affect our business, financial condition, results of operations and prospects.

Further, clinical trials by their nature utilize a sample of the potential patient population. With a limited number of patients and limited duration of exposure, rare and severe side effects of our product candidates may only be uncovered with a significantly larger number of patients exposed to the product candidate.

In the event that any of our product candidates receive regulatory licensure or approval and we or others identify undesirable side effects caused by one of our products, any of the following adverse events could occur, which could result in the loss of significant revenue to us and materially and adversely affect our results of operations and business:

•	regulatory authorities may withdraw their licensure or approval of the product or seize the product;

•	we may be required to recall the product or change the way the product is administered to patients;

•	additional restrictions may be imposed on the marketing of the particular product or the manufacturing processes for the product or any component thereof;

•	we may be subject to fines, injunctions or the imposition of civil or criminal penalties;

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

•	we may be required to create a medication guide outlining the risks of such side effects for distribution to patients;

•	we could be sued and held liable for harm caused to patients;

•	the product may become less competitive; and

•	our reputation may suffer.

If we do not achieve our projected development goals in the timeframes we announce and expect, the commercialization of our products may be delayed and, as a result, our stock price may decline.

From time to time, we estimate the timing of the anticipated accomplishment of various scientific, clinical, regulatory and other product development goals, which we sometimes refer to as milestones. These milestones may include the commencement or completion of preclinical studies and clinical trials and the submission of regulatory filings and may be associated with payments from collaborators. From time to time, we may publicly announce the expected timing of some of these milestones. All of these milestones are and will be based on numerous assumptions. The actual timing of these milestones may vary dramatically compared to our estimates, in some cases for reasons beyond our control. If we do not meet these milestones as publicly announced, or at all, our revenue may be lower than expected, the commercialization of our products may be delayed or never achieved and, as a result, our stock price may decline.

We face competition from entities that have developed or may develop product candidates for cancer, including companies developing novel treatments and technology platforms. If these companies develop technologies or product candidates more rapidly than we do or their technologies are more effective, our ability to develop and successfully commercialize product candidates may be adversely affected.

The development and commercialization of therapeutic biological products is highly competitive. We compete with a variety of multinational biopharmaceutical companies and specialized biotechnology companies, as well as technology being developed at universities and other research institutions. Our competitors have developed, are developing or will develop product candidates and processes competitive with our product candidates. Competitive therapeutic treatments include those that have already been approved or licensed and accepted by the medical community and any new treatments that enter the market. We believe that a significant number of products are currently under development, and may become commercially available in the future, for the treatment of conditions for which we may try to develop product candidates. The biotechnology and pharmaceutical industries, including the oncology subsector, are characterized by rapidly evolving technologies, intense competition, and a strong defense of intellectual property and proprietary technologies. Any product candidates that we successfully commercialize may not be competitive with currently marketed therapies and any new therapies commercialized in the future.

We are aware of several companies that are developing cancer immunotherapies and ADCs. Many of these companies are well-capitalized and, in contrast to us, have significant clinical experience, and may include our existing or future collaborators. In addition, these companies compete with us in recruiting scientific and managerial talent.

Our success will partially depend on our ability to develop and protect therapeutics that are safer and more pure and potent than competing products. Our commercial opportunity and success will be reduced or eliminated if competing products that are safer, more effective, or less expensive than the therapeutics we develop are commercialized.

If our product candidates are licensed, they will compete with a range of therapeutic treatments that are either in development or currently marketed. Indeed, many companies are active across various stages of development in the oncology subsector and are marketing and developing products that employ similar ADC and immunotherapy approaches. As of April 2021, there were approximately 275 ADCs in clinical or preclinical development worldwide, of which the vast majority are being developed for the treatment of various cancer indications. Multiple companies are also involved in the marketing of approved ADC therapeutics which include, but are not limited to, ADC Therapeutics SA, Astellas Pharma, Inc., AstraZeneca plc, Daiichi Sankyo Company, Ltd., Genentech, Inc., Gilead Sciences, Inc, GlaxoSmithKline, plc, Pfizer, Inc., Rakuten Medical, Inc., and Seagen, Inc.

Our preclinical ADC and immunotherapy candidates may face substantial competition from alternative therapeutic modalities, such as CAR-T therapies, bispecific antibodies, and small molecules that are being developed for the same cancer types that we are targeting with our pipeline candidates. These approaches could prove to be more effective, safer, or convey other advantages over any products resulting from our technology. In addition, we also face competition on specific targets, including the target of our PYX-201 candidate, EDB, from Philogen S.p.A., the target of our PYX-202 candidate, DLK-1, from Chiome Bioscience, Inc., and the target of PYX-203 product candidate, CD123, from ImmunoGen, Inc., Vincerx Pharma, Inc., Macrogenics and Byondis B.V. Additionally, there is a wide array of activity in the development of immunotherapies for oncology which may be competitive with our preclinical discovery programs. Furthermore, if any of our product candidates are approved in oncology indications such as lung, hematological and other cancers, they may compete with existing approaches to treating cancer including surgery, radiation, and drug therapy, including conventional chemotherapy, biological products, and targeted drug small molecule therapies.

Many of our competitors have significantly greater scientific, research and development capabilities, as well as greater financial, technical, manufacturing, marketing, sales and supply resources or experience than we do. If we successfully obtain licensure for any product candidate, we will face competition based on many different factors, including the safety, purity and potency of our products, the ease with which our products can be administered and the extent to which patients accept relatively new routes of administration, the timing and scope of regulatory licenses for these products, the availability and cost of manufacturing, marketing and sales capabilities, price, reimbursement coverage and patent position. Competing products could present superior treatment alternatives, including by being more effective, safer, less expensive or marketed and sold more effectively than any products we may develop. Competitive products may make any products we develop obsolete or noncompetitive before we recover the expense of developing and commercializing our product candidates. Such competitors could also recruit our employees, which could negatively impact our level of expertise and our ability to execute our business plan.

Our biological product candidates for which we intend to seek licensure may face competition sooner than anticipated.

The Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively the ACA, includes a subtitle called the Biologics Price Competition and Innovation Act of 2009, or BPCIA, which created an abbreviated licensure pathway for biological products that are biosimilar to or interchangeable with an FDA-licensed reference biological product. Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the licensure of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of exclusivity, another company may still market a competing version of the reference product if the FDA approves a full BLA for the competing product containing the sponsor’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of their product. The law is complex and is still being interpreted and implemented by the FDA. As a result, its ultimate impact, implementation, and meaning are subject to uncertainty. While it is uncertain when such processes intended to implement BPCIA may be fully adopted by the FDA, any such processes could have an adverse effect on the future commercial prospects for our product candidates.

There is a risk that any product candidates we may develop that are licensed as a biological product under a BLA would not qualify for the 12-year period of exclusivity or that this exclusivity could be shortened due to congressional action or otherwise, or that the FDA will not consider any product candidates we may develop to be reference products for competing products, potentially creating the opportunity for competition sooner than anticipated. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation, including litigation challenging the constitutionality of the ACA.

For example, in December 2018, a federal district court ruled that the ACA, without the “individual mandate” penalty (which was repealed by Congress as part of the Tax Cuts and Jobs Act), is unconstitutional in its entirety. In December 2019, the U.S. Court of Appeals for the 5th Circuit upheld the district court ruling that the individual mandate provisions are unconstitutional and remanded the case back to the district court for further analysis of whether such provisions could be severed from the remainder of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the case without specifically ruling on the constitutionality of the ACA. There may, however, be other efforts to challenge, repeal, or replace the ACA in the future. We continue to evaluate the effect that the ACA and its possible repeal and replacement has (or may have) on our business and exclusivity under the BPCIA. It is uncertain the extent to which any such changes may impact our business or financial condition.

Our business entails a significant risk of product liability, and if we are unable to obtain sufficient insurance coverage, such failure could have a material and adverse effect on our business, financial condition, results of operations and prospects.

We expect to be exposed to significant product liability risks inherent in the development, testing and manufacturing of our product candidates and products, if approved. Product liability claims could delay or prevent completion of product candidate development programs. If we succeed in marketing products, such claims could result in an FDA investigation of the safety and effectiveness of our products, our third-party manufacturer’s manufacturing processes and facilities or our marketing programs and potentially a recall of our products or more serious enforcement action, including limitations on the approved indications for which our product candidates may be used or suspension or withdrawal of licenses. Regardless of the merits or eventual outcome, liability claims may also result in decreased demand for our products, injury to our reputation, costs to defend the related litigation, a diversion of management’s time and our resources, substantial monetary awards to trial participants or patients and a decline in our stock price. In addition, we may be subject to liability based on the actions of our existing or future collaborators in connection with their development of products using the FACT platform. Furthermore, clinical trial and product liability insurance is becoming increasingly expensive. As a result, we may be unable to maintain sufficient insurance at a reasonable cost to protect us against losses caused by product liability claims that could have a material and adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Regulatory Licensure or Approval and Other Legal Compliance Matters

The regulatory licensure and approval processes of the FDA and other comparable regulatory authorities are lengthy, time-consuming and inherently unpredictable and, if we are ultimately unable to obtain marketing licensure or approval for our product candidates, our business will be substantially harmed.

The time required to obtain approval or licensure by the FDA and other comparable regulatory authorities is unpredictable but typically takes many years following the commencement of clinical trials and depends upon numerous factors, including the substantial discretion of the regulatory authorities. In addition, approval and licensure policies, regulations or the type and amount of clinical data necessary to gain approval or licensure may change during the course of a product candidate’s clinical development and may vary among jurisdictions. We have not obtained marketing approval or licensure for any product candidate and it is possible that none of our existing product candidates, or any product candidates we may seek to develop in the future, will ever obtain marketing approval or licensure.

Our product candidates could fail to receive marketing licensure in the United States for many reasons, including the following:

•	the FDA may disagree with the design or implementation of our clinical trials;

•	we may be unable to demonstrate to the satisfaction of the FDA that a product candidate is safe, pure, and potent;

•	results of clinical trials may not meet the level of statistical significance required by the FDA for licensure;

•	we may be unable to demonstrate that a product candidate’s clinical and other benefits outweigh its safety risks;

•	the FDA may disagree with our interpretation of data from preclinical studies or clinical trials;

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data collected from clinical trials of our product candidates may not be sufficient to support the submission of a BLA to the FDA or other submission or to obtain marketing licensure in the United States;

•	the FDA may find deficiencies with or fail to approve the manufacturing processes or facilities of third-party manufacturers with which we contract for clinical and commercial supplies; and

•	the licensure policies or regulations of the FDA may significantly change in a manner rendering our clinical data insufficient for licensure.

This lengthy licensure process as well as the unpredictability of future clinical trial results may result in our failing to obtain regulatory licensure to market any of our product candidates, which would significantly harm our business, results of operations, financial condition and prospects. The FDA has substantial discretion in the licensure process and determining when or whether regulatory licensure will be obtained for any of our product candidates. Even if we believe the data collected from clinical trials of our product candidates are promising, such data may not be sufficient to support licensure by the FDA.

In addition, even if we were to obtain licensure, regulatory authorities may approve any of our product candidates for fewer or more limited indications than we request, may not approve the price we intend to charge for our products, may grant a license contingent on the performance of costly postmarketing clinical trials, or may approve or license a product candidate with a label that does not include the labeling claims necessary or desirable for the successful commercialization of that product candidate. Any of the foregoing scenarios could materially harm the commercial prospects for our product candidates.

Even if we obtain FDA licensure for any of our product candidates in the United States, we may never obtain approval or licensure for or commercialize any of them in any other jurisdiction, which would limit our ability to realize their full market potential.

In order to market any products in any particular jurisdiction, we must establish and comply with numerous and varying regulatory requirements on a country-by-country basis regarding safety, purity, potency and efficacy.

Licensure by the FDA in the United States does not ensure approval or licensure by regulatory authorities in other countries or jurisdictions. However, the failure to obtain approval or licensure in one jurisdiction may negatively impact our ability to obtain approval or licensure elsewhere. In addition, clinical trials conducted in one country may not be accepted by regulatory authorities in other countries, and regulatory approval or licensure in one country does not guarantee regulatory approval or licensure in any other country.

Approval or licensure processes vary among countries and can involve additional product testing and validation and additional administrative review periods. Seeking foreign regulatory approval or licensure could result in difficulties and increased costs for us and require additional preclinical studies or clinical trials which could be costly and time consuming. Regulatory requirements can vary widely from country to country and could delay or prevent the introduction of our products in those countries. We do not have any product candidates approved or licensed for sale in any jurisdiction, including in international markets, and we do not have experience in obtaining regulatory approval or licensure in international markets. If we fail to comply with regulatory requirements in international markets or to obtain and maintain required approvals or licensures, or if regulatory approvals or licensures in international markets are delayed, our target market will be reduced and our ability to realize the full market potential of any product we develop will be unrealized.

Even if we receive regulatory licensure of any product candidates, we will be subject to ongoing regulatory obligations and continued regulatory review, which may result in significant additional expense, and we may be subject to penalties if we fail to comply with regulatory requirements or experience unanticipated problems with our product candidates.

If any of our product candidates are licensed or approved by regulatory authorities, they will be subject to ongoing regulatory requirements for manufacturing, labeling, packaging, storage, advertising, promotion, sampling, record-keeping, conduct of postmarketing studies, track and trace, serialization, postmarket adverse event reporting, and submission of safety, purity, potency, efficacy and other post-market information, including both federal and state requirements in the United States and requirements of comparable foreign regulatory authorities. In addition, we will be subject to continued compliance with cGMP and GCP requirements for any clinical trials that we conduct post-licensure.

Manufacturers and manufacturers’ facilities are required to comply with extensive FDA and comparable foreign regulatory authority requirements, including ensuring that quality control and manufacturing procedures conform to cGMP regulations. As such, we and our contract manufacturers will be subject to continual review and inspections to assess compliance with cGMP and adherence to commitments made in any BLA or other marketing application and previous responses to inspection observations. Accordingly, we and others with whom we work must continue to expend time, money and effort in all areas of regulatory compliance, including manufacturing, production and quality control.

Any regulatory licenses that we receive for our product candidates may be subject to limitations on the approved indicated uses for which the product may be marketed or to the conditions of licensure, or contain requirements for potentially costly postmarketing testing, including Phase 4 clinical trials and surveillance to monitor the safety, purity, and potency of the product candidate. The FDA may also require a REMS program as a condition of licensure of our product candidates, which could entail requirements for long-term patient follow-up, a medication guide, physician communication plans or additional elements to ensure safe use, such as restricted distribution methods, patient registries and other risk minimization tools. Comparable foreign regulatory authorities may also have programs similar to REMS. In addition, if the FDA or a comparable foreign regulatory authority licenses or approves our product candidates, we will have to comply with requirements including submissions of safety and other postmarketing information and reports and registration.

Clinical trials of our product candidates must be conducted in carefully defined subsets of patients who have agreed to enter into clinical trials. Consequently, it is possible that our clinical trials, or those of any future collaborator, may indicate an apparent positive effect of a product candidate that is greater than the actual positive effect, if any, or alternatively fail to identify undesirable side effects. If one or more of our product candidates receives marketing licensure and we, or others, discover that the biological product is less effective than previously believed or causes undesirable side effects that were not previously identified, a number of potentially significant negative consequences could result, including:

•	regulatory authorities may withdraw their licensure of the biological product or seize the biological product;

•	we, or any future collaborators, may be required to recall the biological product, change the way the biological product is administered or conduct additional clinical trials;

•	additional restrictions may be imposed on the marketing of, or the manufacturing processes for, the particular biological product;

•	we may be subject to fines, injunctions or the imposition of civil or criminal penalties;

•	regulatory authorities may require the addition of labeling statements, such as a “black box” warning or a contraindication;

•	we, or any future collaborators, may be required to create a Medication Guide outlining the risks of the previously unidentified side effects for distribution to patients;

•	we, or any future collaborators, could be sued and held liable for harm caused to patients;

•	the biological product may become less competitive in the marketplace; and

•	our reputation may suffer.

Any of these events could have a material and adverse effect on our operations and business and could adversely impact our stock price.

The FDA also may impose requirements for costly postmarketing studies or clinical trials and surveillance to monitor the safety, purity, or potency of the product, including the adoption and implementation of REMS. The FDA and other agencies, including the DOJ, closely regulate and monitor the post-licensure marketing and promotion of biological products to ensure they are marketed and distributed only for the approved indications and in accordance with the provisions of the approved labeling. The FDA and DOJ impose stringent restrictions on manufacturers’ communications regarding off-label use, and if we do not market our products only for the approved indications, we may be subject to enforcement action for off-label marketing. Violations of the Federal Food, Drug and Cosmetic Act, or FDCA, and other statutes, including the False Claims Act, relating to the promotion and advertising of prescription drugs may lead to investigations and enforcement actions alleging violations of federal and state healthcare fraud and abuse laws, as well as state consumer protection laws.

We, and any collaborators, must comply with requirements concerning advertising and promotion for any of our product candidates for which we or they obtain marketing licensure. Promotional communications with respect to prescription biological products are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the product’s approved labeling. Thus, we, and any collaborators, will not be able to promote any products we develop for indications or uses for which the biological product is not licensed. The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Products may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses and a company that is found to have improperly promoted off-label uses may be subject to significant liability. However, physicians may, in their independent medical judgment, prescribe legally available products for off-label uses. The FDA does not regulate the behavior of physicians in their choice of treatments, but the FDA does restrict manufacturer’s communications on the subject of off-label use of their products. The policies of the FDA and of comparable foreign regulatory authorities may change and additional government regulations may be enacted that could prevent, limit or delay regulatory licensure of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing licensure that we may have obtained and we may not achieve or sustain profitability.

In addition, later discovery of previously unknown side effects or other problems with our products or their manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may yield various results, including:

•	restrictions on such products, manufacturers or manufacturing processes;

•	restrictions and warnings on the labeling or marketing of a product;

•	restrictions on product distribution or use;

•	requirements to conduct postmarketing studies or clinical trials;

•	warning letters or untitled letters;

•	withdrawal of the products from the market;

•	refusal to approve pending applications or supplements to approved applications that we submit;

•	recall of products;

•	fines, restitution or disgorgement of profits or revenues;

•	suspension or withdrawal of marketing licenses;

•	suspension of any ongoing clinical trials;

•	damage to relationships with any potential collaborators;

•	unfavorable press coverage and damage to our reputation;

•	refusal to permit the import or export of our products;

•	product seizure;

•	injunctions or the imposition of civil or criminal penalties; or

•	litigation involving patients using our products.

The FDA and similar foreign authorities may impose consent decrees or withdraw licensure if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with our product candidates, including adverse events of unanticipated severity or frequency, or with our third-party manufacturers or manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution restrictions or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of our products, withdrawal of the product from the market or voluntary or mandatory product recalls;

•	fines, warning letters or holds on clinical trials;

•	refusal by the FDA and similar foreign authorities to approve pending applications or supplements to approved applications filed by us or suspension or revocation of licenses;

•	product seizure or detention or refusal to permit the import or export of our product candidates; and

•	injunctions or the imposition of civil or criminal penalties.

Non-compliance with European Union requirements regarding safety monitoring or pharmacovigilance, and with requirements related to the development of products for the pediatric population (as explained further below), also can result in significant financial penalties, and non-compliance with pediatric requirements may prevent regulatory approvals from being granted. Similarly, failure to comply with the European Union and UK’s requirements regarding the protection of personal information can lead to significant penalties and sanctions.

A Breakthrough Therapy designation by the FDA, even if granted for any of our product candidates, may not lead to a faster development or regulatory review or licensure process and it does not increase the likelihood that our product candidates will receive marketing licensure.

We may seek Breakthrough Therapy designation for our product candidates and some or all of our future product candidates. A breakthrough therapy is defined as a drug that is intended, alone or in combination with one or more other drugs or biological products, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the drug or biological products may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. For product candidates that have been designated as breakthrough therapies, interaction and communication between the FDA and the sponsor of the trial can help to identify the most efficient path for clinical development while minimizing the number of patients placed in ineffective control regimens. Drugs designated as breakthrough therapies by the FDA may also be eligible for other expedited approval programs, including accelerated approval.

Designation as a breakthrough therapy is within the discretion of the FDA. Accordingly, even if we believe one of our product candidates meets the criteria for designation as a breakthrough therapy, the FDA may disagree and instead determine not to make such designation. In any event, the receipt of a Breakthrough Therapy designation for a product candidate may not result in a faster development process, review or licensure compared to candidate products considered for licensure under non-expedited FDA review procedures and does not assure ultimate licensure by the FDA. In addition, even if one or more of our product candidates qualify as breakthrough therapies, the FDA may later decide that the product no longer meets the conditions for qualification. Thus, even though we intend to seek Breakthrough Therapy designation for some or all of our future product candidates for the treatment of various cancers, there can be no assurance that we will receive Breakthrough Therapy designation.

A Fast Track designation by the FDA, even if granted for other current or future product candidates, may not lead to a faster development or regulatory review, licensure process and does not increase the likelihood that our product candidates will receive marketing licensure.

We may seek Fast Track designation for one or more of our future product candidates. If a drug or biological product is intended for the treatment of a serious or life-threatening disease or condition and it demonstrates the potential to address unmet medical needs for such a disease or condition, the drug sponsor may apply for FDA Fast Track designation for a particular indication. We may seek Fast Track designation for our product candidates, but there is no assurance that the FDA will grant this designation to any of our proposed product candidates. Marketing applications submitted by sponsors of products in Fast Track development may qualify for priority review under the policies and procedures offered by the FDA, but the Fast Track designation does not assure any such qualification or ultimate marketing licensure by the FDA. The FDA has broad discretion whether or not to grant Fast Track designation, so even if we believe a particular product candidate is eligible for this designation, there can be no assurance that the FDA would decide to grant it. Even if we do receive Fast Track designation, we may not experience a faster development process, review or licensure compared to conventional FDA procedures or pathways and receiving a Fast Track designation does not provide assurance of ultimate FDA licensure. In addition, the FDA may withdraw Fast Track designation if it believes that the designation is no longer supported by data from our clinical development program. In addition, the FDA may withdraw any Fast Track designation at any time.

If we decide to seek Orphan Drug Designation for any of our current or future product candidates, we may be unsuccessful or may be unable to maintain the benefits associated with Orphan Drug Designation, including the potential for supplemental market exclusivity.

We may seek Orphan Drug Designation for one or more of our current or future product candidates. Regulatory authorities in some jurisdictions, including the United States and Europe, may designate drugs or biological products for relatively small patient populations as orphan drugs. Under the Orphan Drug Act, the FDA may grant orphan designation to a drug or biological product intended to treat a rare disease or condition, defined as a disease or condition with a patient population of fewer than 200,000 in the United States, or a patient population greater than 200,000 in the United States when there is no reasonable expectation that the cost of developing and making available the drug in the United States will be recovered from sales in the United States for that drug or biological product. In the United States, Orphan Drug Designation entitles a party to financial incentives such as opportunities for grant funding towards clinical trial costs, tax advantages and user-fee waivers. After the FDA grants Orphan Drug Designation, the identity of the drug or biological product and its potential orphan use are disclosed publicly by the FDA. Orphan Drug Designation does not convey any advantage in, or shorten the duration of, the regulatory review and licensure process.

If a product that has Orphan Drug Designation subsequently receives the first FDA approval or licensure for a particular active ingredient for the disease for which it has such designation, the product is entitled to orphan product exclusivity, which means that the FDA may not approve any other applications, including an NDA or BLA, to market the same drug or biological product for the same indication for seven years, except in limited circumstances such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the biological product was designated. As a result, even if one of our product candidates receives orphan exclusivity, the FDA can still approve or license other drugs or biological products that have a different active ingredient for use in treating the same indication or disease. Further, the FDA can waive orphan exclusivity if we are unable to manufacture sufficient supply of our product.

We may seek Orphan Drug Designation for our product candidates in additional orphan indications in which there is a medically plausible basis for the use of these product candidates. Even when we obtain Orphan Drug Designation, exclusive marketing rights in the United States may be limited if we seek licensure for an indication broader than the orphan designated indication and may be lost if the FDA later determines that the request for designation was materially defective or if we, through our manufacturer, are unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition. In addition, although we intend to seek Orphan Drug Designation for other product candidates, we may never receive these designations.

Accelerated approval by the FDA, even if granted, may not lead to a faster development or regulatory review or approval process and it does not increase the likelihood that our product candidates will receive marketing licensure. If we are unable to obtain licensure of our products through the Accelerated Approval Program in the United States, we may be required to conduct additional nonclinical and clinical studies and trials beyond those that we currently contemplate, which could increase the expense of obtaining, reduce the likelihood of obtaining and/or delay the timing of obtaining, necessary marketing licensure. Even if we receive accelerated approval from the FDA through the Accelerated Approval Program, if our confirmatory postmarketing trial does not verify clinical benefit, or if we do not comply with rigorous postmarketing requirements, the FDA may seek to withdraw accelerated approval.

We plan to seek accelerated approval of PYX-201, PYX-202 and PYX-203 and may seek approval of future product candidates using the FDA’s accelerated approval pathway. For any licensure to market a biological product, we must provide the FDA and foreign regulatory agencies with clinical data that adequately demonstrate the safety, purity, and potency of the product for the indication applied for in the BLA or other respective regulatory filings. As described in the “Business—Government Regulation” section, the Accelerated Approval Program is one of several approaches used by the FDA to make prescription drugs or biological products more rapidly available for the treatment of serious or life-threatening diseases. Section 506(c) of the FDCA provides that the FDA may grant accelerated approval to “a product for a serious or life-threatening condition upon a determination that the product has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality, that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments.” Licensure through the Accelerated Approval Program is subject, however, to the requirement that a sponsor perform adequate and well controlled postmarketing clinical trials to verify and describe the drug’s clinical benefit, where there is uncertainty as to the relationship of the surrogate endpoint to the clinical benefit, or of the observed clinical endpoint to ultimate outcome. Typically, clinical benefit is verified when postmarketing clinical trials show that the biological products provides a clinically meaningful positive therapeutic effect, that is, an effect on how a patient feels, functions, or survives. These confirmatory trials must be completed with due diligence. If such confirmatory postmarketing trial fails to confirm the product’s clinical profile or risks and benefits, the FDA may withdraw accelerated approval of the product.

The FDA has broad discretion with regard to licensure through the Accelerated Approval Program, and even if we believe that the Accelerated Approval Program is appropriate for one of our products, we cannot assure you that the FDA will ultimately agree. Furthermore, even if we do obtain licensure through the Accelerated Approval Program, we may not experience a faster development process, review, or licensure compared to conventional FDA procedures.

Even if the FDA reviews a BLA seeking accelerated approval, there can be no assurance that licensure will be granted on a timely basis, or at all. The FDA may disagree that the design of, or results from, our studies support accelerated approval. Additionally, the FDA could require us to conduct further studies or trials prior to granting licensure of any type, including by determining that licensure through the Accelerated Approval Program is not appropriate and that our clinical trials may not be used to support licensure through the conventional pathway. We might not be able to fulfill the FDA’s requirements in a timely manner, which would cause delays, or licensure might not be granted because our submission is deemed incomplete by the FDA. There also can be no assurance that after subsequent FDA feedback we will continue to pursue licensure through the Accelerated Approval Program. A failure to obtain licensure through the Accelerated Approval Program could result in a longer time period to obtain licensure of our products, could increase the cost of its development, could delay our ability to commercialize our products and could significantly harm our financial position and competitive position in the marketplace.

Even if we receive licensure for one of our products through the Accelerated Approval Program, we will be subject to rigorous postmarketing requirements, including the completion of one or more confirmatory postmarketing trials as the FDA may require, to verify the clinical benefit of the product, and submission to the FDA of all promotional materials prior to their dissemination. These requirements could adversely impact the timing of the commercial launch of the product. Even if we do receive accelerated approval, we may not experience a faster development or regulatory review or licensure process. Further, receiving accelerated approval does not provide assurance of ultimate full FDA licensure.

The FDA could seek to withdraw accelerated approval for multiple reasons, including if we fail to conduct any required confirmatory postmarketing trial with due diligence, our confirmatory postmarketing trial does not confirm the predicted clinical benefit, other evidence shows that the product is not safe, pure, or potent under the conditions of use, or we disseminate promotional materials that are found by the FDA to be false and misleading.

Any delay in obtaining, or inability to obtain, licensure through the Accelerated Approval Program would delay or prevent commercialization of our products, and would materially adversely affect our business, financial condition, results of operations, cash flows and prospects.

If foreign regulatory authorities approve biosimilar versions of any of our product candidates that receive marketing approval, or such authorities do not grant our product candidates appropriate periods of data or market exclusivity before approving generic versions of our product candidates, the sales of our product candidates could be adversely affected.

In the European Union and the UK, innovative medicinal products are authorized based on a full marketing authorization application (as opposed to an application for marketing authorization that relies on data in the marketing authorization dossier for another, previously approved medicinal product). Applications for marketing authorization for innovative medicinal products must contain, inter alia, the results of pharmaceutical tests, preclinical tests and clinical trials conducted with the medicinal product for which marketing authorization is sought (and where applicable the results of the pediatric studies unless a waiver or a deferral has been obtained— as described further below).

A marketing authorization can be obtained via the centralized procedure or the national procedure. The centralized procedure results in a single marketing authorization, issued by the European Commission (based on the opinion of the EMA), which is valid across the entire European Economic Area, which comprises the EU, Iceland, Liechtenstein and Norway. The centralized procedure is compulsory for human drugs that are: (i) derived from biotechnology processes, such as genetic engineering, (ii) contain a new active substance indicated for the treatment of certain diseases, such as HIV/AIDS, cancer, diabetes, neurodegenerative diseases, autoimmune and other immune dysfunctions and viral diseases, (iii) designated orphan medicines and (iv) advanced-therapy medicines, such as gene therapy, somatic cell therapy or tissue-engineered medicines. The centralized procedure may at the request of the applicant also be used in certain other cases. Therefore, the centralized procedure would be mandatory for the product candidates we are developing.

Where an applicant for a marketing authorization submits a full dossier containing its own pharmaceutical, preclinical tests and clinical trials data, and where the application does not fall within the ‘global marketing authorization’ of an existing medicinal product, reference product candidates may receive eight years of data exclusivity and an additional two years of market exclusivity, upon grant of the marketing authorization. If granted, during the data exclusivity period, applicants for approval of biosimilars cannot rely on data contained in the marketing authorization dossier submitted for the already authorized, or reference product candidate, to support their application. The market exclusivity period prevents a successful biosimilar applicant from commercializing its product in the EU until 10 years have elapsed from the initial marking authorization of the reference product in the EU, but a biosimilar marketing authorization application can be submitted during this time. The overall 10-year market exclusivity period can further be extended by one more year if, during the first eight years of those 10 years, the marketing authorization holder obtains an authorization for one or more new therapeutic indications which, during the scientific evaluation prior to their authorization, are held to bring a significant clinical benefit in comparison with existing therapies. However, even if a compound is considered to be a new active substance and the innovator is able to gain the period of data and market exclusivity, provided that no other IP or regulatory exclusivities apply, another unrelated company could also apply for a marketing authorization and market another competing medicinal product for the same therapeutic indication if such company obtained its own marketing authorization based on a separate marketing authorization application based on a full self-standing scientific data package supporting the application.

In the EU, there is a special regime for biosimilars, or biological medicinal products that are similar to a reference medicinal product but that do not meet the definition of a generic medicinal product, for example, because of differences in raw materials or manufacturing processes. For such products, the results of appropriate preclinical test or clinical trials must be provided, and guidelines from the EMA detail the type of quantity of supplementary data to be provided for different types of biological products. There are currently no such guidelines for complex biological products such as gene or cell therapy medicinal products, and so in the short term it is unlikely that biosimilars of those products will be approved in the EU. However, guidance from the EMA states that they will be considered in the future in light of the scientific knowledge and regulatory experience gained at the time.

In the EU, marking authorization applications for new medicinal products must include the results of clinical trials conducted in pediatric population, in compliance with a pediatric investigation plan, or PIP, agreed with the EMA’s Pediatric Committee, or PDCO. The PDCO can grant waivers or deferrals to these requirements in certain circumstances (for example, a waiver may be obtained if the condition only occurs in adult populations). Where required, pediatric studies must cover all sub-sets of the pediatric population for both existing and new indications, pharmacological forms and route of administrations. Limited further exclusions apply, including in relation to biosimilar applications. Certain incentives may be available for completion of pediatric studies. For example, once the marketing authorization is obtained in all Member States and study results are included in the product information, even when negative, the product is eligible for a six-months supplementary protection certificate extension (if any is in effect at the time of approval) or, in the case of orphan pharmaceutical products, a two year extension of the orphan market exclusivity is granted.

In the EU, the criteria for designating an “orphan medicinal product” are similar in principle to those in the United States. A medicinal product may be designated as orphan if (1) it is intended for the diagnosis, prevention or treatment of a life-threatening or chronically debilitating condition; (2) either (a) such condition affects no more than five in 10,000 persons in the EU when the application is made, or (b) the product, without the benefits derived from orphan status, would not generate sufficient return in the EU to justify investment; and (3) there exists no satisfactory method of diagnosis, prevention or treatment of such condition authorized for marketing in the EU, or if such a method exists, the product will be of significant benefit to those affected by the condition. The application for orphan drug designation must be submitted before the marketing authorization application. Orphan drug designations entitle a party to financial incentives such as reduction of fees or fee waivers and are, upon grant of a marketing authorization, entitled to 10 years of market exclusivity. During the 10-year market exclusivity period, the EMA cannot accept another marketing authorization application, or grant a marketing authorization or accept an application to extend an existing marketing authorization, for the same therapeutic indication, in respect of a similar medicinal product. An orphan medicinal product can also obtain an additional two years of market exclusivity in the European Union for pediatric studies. No extension to any supplementary protection certificate can be granted on the basis of pediatric studies for orphan indications. Orphan drug designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

The ten-year market exclusivity may be reduced to six years if, at the end of the fifth year, it is established that the product no longer meets the criteria for orphan drug designation, for example, if the product is sufficiently profitable not to justify maintenance of market exclusivity. At any time, a marketing authorization may be granted to a similar product for the same indication if:

(1)	the second applicant can establish that its product, although similar, is safer, more effective or otherwise clinically superior;

(2)	the holder of the marketing authorization for the original orphan medicinal product has given his consent to the second applicant; or

(3)	the holder of the marketing authorization for the original orphan medicinal product is unable to supply sufficient quantities of the medicinal product.

Although the United Kingdom has left the EU, its regulatory legal framework provides for similar periods of protection (namely regulatory data exclusivity, marketing protection and market exclusivity).

Competition that our product candidates may face from biosimilar versions of our product candidates could materially and adversely impact our future revenue, profitability and cash flows and substantially limit our ability to obtain a return on the investments we have made in those product candidates. Our future revenues, profitability and cash flows could also be materially and adversely affected and our ability to obtain a return on the investments we have made in those product candidates may be substantially limited if our product candidates, if and when approved, are not afforded the appropriate periods of non-patent exclusivity.

The failure to obtain required regulatory clearances or approvals for any companion diagnostic tests that we may pursue may prevent or delay approval of any of our product candidates. Moreover, the commercial success of any of our product candidates that require a companion diagnostic will be tied to the receipt of any required regulatory clearances or approvals and the continued availability of such tests.

In connection with the clinical development of our product candidates for certain indications, we may work with collaborators to develop or obtain access to companion diagnostic tests to identify appropriate patients for our product candidates. We may rely on third parties for the development, testing and manufacturing of these companion diagnostics, the application for and receipt of any required regulatory clearances or approvals, and the commercial supply of these companion diagnostics. The FDA and foreign regulatory authorities regulate companion diagnostics as medical devices that will likely be subject to clinical trials in conjunction with the clinical trials for product candidates, and which will require separate regulatory clearance or approval prior to commercialization. This process could include additional meetings with health authorities, such as a pre-submission meeting and the requirement to submit an investigational device exemption. In the case of a companion diagnostic that is designated as “significant risk device,” approval of an investigational device exemption by the FDA and IRB is required before such diagnostic is used in conjunction with the clinical trials for a corresponding product candidate. We or our third-party collaborators may fail to obtain the required regulatory clearances or approvals, which could prevent or delay approval of our product candidates. In addition, the commercial success of any of our product candidates that require a companion diagnostic will be tied to and dependent upon the receipt of required regulatory clearances or approvals and the continued ability of such third parties to make the companion diagnostic commercially available to us on reasonable terms in the relevant geographies.

If we are required to in the future and if we are unable to successfully develop companion diagnostic tests for our product candidates that require such tests, or experience significant delays in doing so, we may not realize the full commercial potential of these product candidates.

We may be required by the FDA to develop, either by ourselves or with collaborators, companion diagnostic tests for our product candidates for certain indications. To be successful, we or our collaborators will need to address a number of scientific, technical, regulatory and logistical challenges. We have no prior experience with medical device or diagnostic test development. If we choose to develop and seek FDA clearance or approval for companion diagnostic tests on our own, we will require additional personnel. We may rely on third parties for the design, development and manufacture of companion diagnostic tests for our therapeutic product candidates that require such tests. If these parties are unable to successfully develop companion diagnostics for these therapeutic product candidates, or experience delays in doing so, we may be unable to enroll enough patients for our current and planned clinical trials, the development of these therapeutic product candidates may be adversely affected, these therapeutic product candidates may not obtain marketing approval, and we may not realize the full commercial potential of any of these therapeutics that obtain marketing approval. Any failure to successfully develop this companion diagnostic may cause or contribute to delayed enrollment of this trial, and may prevent us from initiating or completing further clinical trials to support marketing approval for our product candidates. As a result, our business, results of operations and financial condition could be materially harmed.

Our relationships with customers, physicians and third-party payors are subject, directly or indirectly, to federal and state healthcare fraud and abuse laws, false claims laws, and other healthcare laws and regulations. If we are unable to comply or have not fully complied with these laws, we could face substantial penalties.

Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of any product candidates for which we obtain marketing licensure. Our current and future arrangements with healthcare professionals, principal investigators, consultants, customers and third-party payors subject us to various federal and state fraud and abuse laws and other healthcare laws that may constrain the business or financial arrangements and relationships through which we research, develop, sell, market and distribute our product candidates, if we obtain marketing licensure. In particular, the research of our product candidates, as well as the promotion, sales and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commission(s), certain customer incentive programs and other business or financial arrangements.

The applicable federal, state and foreign healthcare laws and regulations that may affect our operations include, but are not limited to those described under the section titled “Business—Government Regulation” in this prospectus.

Ensuring that our business arrangements with third parties comply with applicable healthcare laws and regulations will likely be costly. The shifting compliance environment and the need to build and maintain robust and expandable systems to comply with multiple jurisdictions with different compliance or reporting requirements increases the possibility that a healthcare company may run afoul of one or more of the requirements. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations, or case law involving applicable fraud and abuse or other healthcare laws and regulations. If our operations are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, damages, fines, disgorgement, imprisonment, exclusion from participating in government funded healthcare programs, such as Medicare and Medicaid, additional reporting requirements and oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, contractual damages, reputational harm and the curtailment or restructuring of our operations.

If the physicians or other providers or entities with whom we expect to do business are found not to be in compliance with applicable laws, they may be subject to significant criminal, civil or administrative sanctions, including exclusions from government funded healthcare programs. Even if resolved in our favor, litigation or other legal proceedings relating to healthcare laws and regulations may cause us to incur significant expenses and could distract our technical and management personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development, manufacturing, sales, marketing or distribution activities. Uncertainties resulting from the initiation and continuation of litigation or other proceedings relating to applicable healthcare laws and regulations could have an adverse effect on our ability to compete in the marketplace.

The successful commercialization of our product candidates in the United States and elsewhere will depend in part on the extent to which third-party payors, including governmental authorities and private health insurers, provide coverage and adequate reimbursement levels, as well as implement pricing policies favorable for our product candidates. Failure to obtain or maintain coverage and adequate reimbursement for our product candidates, if approved, could limit our ability to market those products and decrease our ability to generate revenue.

Significant uncertainty exists as to the coverage and reimbursement status of any products for which we may obtain regulatory licensure. In the United States and in other countries, patients who are provided medical treatment for their conditions generally rely on third-party payors to reimburse all or part of the costs associated with their treatment. The availability of coverage and adequacy of reimbursement for our products by third-party payors, including government health care programs (e.g., Medicare, Medicaid or TRICARE), managed care providers, private health insurers, health maintenance organizations and other organizations is essential for most patients to be able to afford medical services and pharmaceutical products such as our product candidates. Third-party payors decide which medications they will pay for and establish reimbursement levels.

Our ability to successfully commercialize our product candidates will depend, in part, on the extent to which coverage and adequate reimbursement for any products for which we obtain marketing authorization will be available from third-party payors. In the United States, no uniform policy for coverage and reimbursement for pharmaceutical products exists among third-party payors. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting reimbursement policies, but also have their own methods and approval processes apart from Medicare coverage and reimbursement determinations. Therefore, coverage and reimbursement for products for which we may obtain marketing authorization could differ significantly from payor to payor. One payor’s determination to provide coverage for a product does not assure that other payors will also provide coverage and reimbursement for the product. Payors consider a number of factors when determining whether to cover a new product, including, for example, whether the product is a covered benefit under its health plan; safe, effective and medically necessary; appropriate for the specific patient; cost-effective; and neither experimental nor investigational. Third-party payors may also limit coverage to specific products on an approved list, or formulary, which might not include all of the FDA-approved products for a particular indication.

Moreover, a payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the reimbursement rate that the payor will pay for the product. Even if coverage is provided, the approved reimbursement amount may not be high enough to allow us to establish or maintain pricing sufficient to realize a sufficient return on our investment. A decision by a third-party payor not to cover or not to separately reimburse for any products for which we may obtain marketing authorization could reduce physician utilization of such products. If coverage and adequate reimbursement are not available, or are available only to limited levels, we may not be able to successfully commercialize our product candidates. We cannot be sure that coverage and reimbursement in the United States will be available for our current or future product candidates or for any procedures using our current or future product candidates, and any reimbursement that may become available may not be adequate or may be decreased or eliminated in the future. Moreover, for products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself may or may not be available. Instead, the hospital or administering physician may be reimbursed only for providing the treatment or procedure in which our product is used.

Further, increasing efforts by third-party payors in the United States and abroad to cap or reduce healthcare costs may cause payor organizations to limit both coverage and the level of reimbursement for newly approved products and, as a result, they may not cover or provide adequate payment for our product candidates. In order to secure coverage and reimbursement for any product that might be approved for sale, we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of our products, in addition to the costs required to obtain FDA or comparable marketing authorizations or approvals. Additionally, we may also need to provide discounts to purchasers, private health plans or government healthcare programs. Our product candidates may nonetheless not be considered medically necessary or cost-effective. If third-party payors do not consider a product to be cost-effective compared to other available therapies, they may not cover the product after marketing authorization or approval as a benefit under their plans or, if they do, the level of payment may not be sufficient to allow a company to sell its products at a profit. We expect to experience pricing pressures from third-party payors in connection with the potential sale of any of our product candidates.

Lastly, in some foreign countries, the proposed pricing for a drug must be approved before the drug may be lawfully marketed. The requirements governing drug pricing vary widely from country to country. For example, countries in the European Union Member States can restrict the range of medicinal products for which their national health insurance systems provide reimbursement and they can control the prices of medicinal products for human use. To obtain reimbursement or pricing approval, some of these Member States may require the completion of clinical trials that compare the cost effectiveness of a particular product candidate to currently available therapies. An European Union Member State may approve a specific price for the medicinal product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Approaches between European Union Member States are diverging. For example, in France, effective market access will be supported by agreements with hospitals and products may be reimbursed by the Social Security Fund. The price of medicines is negotiated with the Economic Committee for Health Products, or CEPs. There can be no assurance that any country that has price controls or reimbursement limitations for pharmaceutical products will allow favorable reimbursement and pricing arrangements for any of our product candidates. Historically, products launched in the European Union do not follow price structures of the United States and generally prices in the European Union tend to be significantly lower than prices in the United States.

Enacted and future healthcare legislation may increase the difficulty and cost for us to progress our clinical programs and obtain marketing licensure or approval of and commercialize our product candidates and may affect the prices we may set.

In the United States and other jurisdictions, there have been, and we expect there will continue to be, a number of legislative and regulatory changes and proposed changes to the healthcare system that could affect results of our future operations. In particular, there have been and continue to be a number of initiatives at the U.S. federal and state levels that seek to reduce healthcare costs and improve the quality of healthcare. For example, in March 2010, the ACA was enacted, which substantially changed the way healthcare is financed by both governmental and private payors. The ACA contained a number of provisions, including those governing the federal healthcare programs, provider reimbursement, and healthcare fraud and abuse laws. For example, the ACA:

•	increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1% of the average manufacturer price, or AMP;

•	required collection of rebates for drugs paid by Medicaid managed care organizations;

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expanded beneficiary eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 138% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•	expanded the types of entities eligible for the 340B Drug Pricing Program;

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established a new methodology by which rebates owed by manufacturers under the Medicaid Drug and Rebate Program, or MDRP, are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

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required manufacturers to participate in a coverage gap discount program, under which they must agree to offer 70 percent point-of-sale discounts off negotiated prices of applicable branded drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

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imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” and biologic agents apportioned among these entities according to their market share in certain federal government programs;

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established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending;

•	created the Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

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required reporting of certain financial arrangements between manufacturers of drugs, biological products, devices, and medical supplies and physicians and teaching hospitals under the federal Physician Payments Sunshine Act; and

•	required annual reporting of certain information regarding drug samples that manufacturers and distributors provide to licensed practitioners.

Since its enactment, there have been judicial, legislative, and executive branch challenges to certain aspects of the ACA, and on June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden had issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, policies that create barriers to obtaining access to health insurance coverage through the ACA marketplaces. It is unclear how healthcare reform measures enacted by Congress or implemented by the Biden administration or other efforts to challenge, repeal or replace the ACA, if any, will impact the ACA.

Other legislative changes have been proposed and adopted in the U.S. since the ACA was enacted. These changes include the Budget Control Act of 2011, which, among other changes, led to aggregate reductions of Medicare payments to providers of up to 2% per fiscal year that started in April 2013 and, due to subsequent legislation, will continue into 2031, with the exception of a temporary suspension of the payment reduction from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic, unless additional Congressional action is taken.

The cost of prescription drugs has been the subject of considerable policy discussion and debate in the United States. This has resulted in several U.S. Congressional inquiries and proposed and enacted federal legislation designed to, among other things, bring more transparency to drug pricing, reduce the cost of prescription drugs under Medicare, and review the relationship between pricing and manufacturer patient programs. While several proposed reform measures will require Congress to pass legislation to become effective, Congress and the Biden administration have expressed support for legislative and/or administrative measures to address prescription drug costs. Since the Presidential inauguration, the Biden administration has taken several executive actions that signal changes in policy from the prior administration, including with respect to executive actions by the Trump administration related to prescription drug costs. Additionally, the American Rescue Plan Act of 2021 was recently signed into law, which, among other things, eliminated the statutory cap on drug manufacturers’ MDRP rebate liability, effective January 1, 2024. Under current law enacted as part of the ACA, drug manufacturers’ MDRP rebate liability is capped at 100% of AMP for a covered outpatient drug.

Individual states in the U.S. have also increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures; and, in some cases, encourage importation from other countries and employ bulk purchasing. Legally mandated price controls on payment amounts by third-party payors or other restrictions could adversely affect our business prospects, financial condition, and results of operations. In addition, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what pharmaceutical products and which suppliers will be included in their prescription drug and other healthcare programs. This could reduce the ultimate demand for our product candidates or put pressure on our product pricing.

We expect that additional state and federal healthcare reform measures will be adopted in the future, any of which could limit the extent to which state and federal governments cover particular healthcare products and services and could limit the amounts that federal and state governments will pay for healthcare items and services. This could result in reduced demand for any product candidate we develop or could result in additional pricing pressures.

In markets outside of the United States, reimbursement and healthcare payment systems vary significantly by country and many countries have instituted price ceilings on specific products and therapies. The price control regulations outside of the United States can have a significant impact on the profitability of a given market, and further uncertainty is introduced if and when these laws change. For example, in Canada, price control legislation for patented medicines is currently undergoing significant change that may have significant effects on profitability for companies selling products in Canada.

We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action in the United States or any other jurisdiction. It is possible that additional governmental action will be taken to address the COVID-19 pandemic. If we or any third parties we may engage are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we or these third parties are not able to maintain regulatory compliance, our product candidates may lose any regulatory licensure or approval that may have been obtained and we may not achieve or sustain profitability.

Actual or perceived failures to comply with applicable data protection, privacy and security laws, regulations, standards and other requirements could adversely affect our business, operations, and financial condition.

The global data protection landscape is rapidly evolving and we may be or become subject to or affected by numerous federal, state and foreign laws and regulations, as well as regulatory guidance, governing the collection, use, disclosure, transfer, security and processing of personal information, such as information that we collect about participants and healthcare providers in connection with clinical trials. Implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future, which may create uncertainty in our business, affect our or our service providers’ ability to operate in certain jurisdictions or to collect, store, transfer use and share personal data, result in liability or impose additional compliance or other costs on us. Any failure or perceived failure by us to comply with federal, state or foreign laws or self-regulatory standards could result in negative publicity, diversion of management time and effort and proceedings against us by governmental entities or others.

As our operations and business grow, we may become subject to or affected by new or additional data protection laws and regulations and face increased scrutiny or attention from regulatory authorities. In the United States, most healthcare providers, including certain research institutions from which we may obtain patient health information, are subject to privacy and security regulations promulgated under the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, which we collectively refer to as HIPAA. We are not currently acting as a covered entity or business associate under HIPAA and therefore are not directly regulated under HIPAA. However, any person may be prosecuted under HIPAA’s criminal provisions either directly or under aiding-and-abetting or conspiracy principles. Consequently, depending on the facts and circumstances, we could face substantial criminal penalties if we knowingly receive individually identifiable health information from a HIPAA-covered healthcare provider or research institution that has disclosed individually identifiable health information in a manner that is not authorized or permitted under HIPAA. In addition, in the future, we may maintain sensitive personal information, including health-related information, that we receive throughout the clinical trial process, in the course of our research collaborations and/or directly from individuals (or their healthcare providers) who may enroll in patient assistance programs if we choose to implement these types of programs. As a result, we may be subject to data privacy and security laws protection such information, including state laws requiring notification of affected individuals and state regulators in the event of a breach of personal information, which is a broader class of information than the health information protected by HIPAA.

Further, the California Consumer Privacy Act of 2018, or the CCPA, went into effect in January 2020, which creates individual data privacy rights for consumers and operational requirements for companies, including placing increased privacy and security obligations on entities handling certain personal information of consumers or households. These requirements could increase our compliance costs and potential liability. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing and receive detailed information about how their personal information is used. The CCPA provides for civil penalties for violations, as well as a private right of action for data breaches that is expected to increase data breach litigation. While there is currently an exception for protected health information maintained by a business associate or covered entity as well as an exception for clinical trial data, as currently written, the CCPA may impact certain of our business activities. Further, the California Privacy Rights Act, or CPRA, recently passed in California. The CPRA will impose additional data protection obligations on covered businesses, including additional consumer rights processes, limitations on data uses, new audit requirements for higher risk data, and opt outs for certain uses of sensitive data. It will also create a new California data protection agency authorized to issue substantive regulations and could result in increased privacy and information security enforcement. The majority of the provisions will go into effect on January 1, 2023, and additional compliance investment and potential business process changes may be required. In the event that we are subject to or affected by HIPAA, the CCPA, the CPRA or other domestic privacy and data protection laws, any liability from failure to comply with the requirements of these laws could adversely affect our financial condition.

In addition, the European Union General Data Protection Regulation, or GDPR, went into effect on May 2018 and imposes strict requirements for processing the personal data of individuals within the European Economic Area, or the EEA. Companies that must comply with the GDPR face increased compliance obligations and risk, including more robust regulatory enforcement of data protection requirements and potential fines for noncompliance of up to €20 million or 4% of the annual global revenues of the noncompliant company, whichever is greater. Among other requirements, the GDPR regulates transfers of personal data subject to the GDPR to third countries that have not been found to provide adequate protection to such personal data, including the United States, and the efficacy and longevity of current transfer mechanisms between the European Union and the United States remains uncertain. For example, in 2016, the European Union and United States agreed to a transfer framework for data transferred from the European Union to the United States, called the Privacy Shield, but the Privacy Shield was invalidated in July 2020 by the Court of Justice of the European Union. Further, from January 1, 2021, companies have to comply with the GDPR and also the United Kingdom GDPR, or the UK GDPR, which, together with the amended United Kingdom Data Protection Act 2018, retains the GDPR in United Kingdom national law. The UK GDPR mirrors the fines under the GDPR, i.e., fines up to the greater of €20 million (£17.5 million) or 4% of global turnover. The relationship between the United Kingdom and the European Union in relation to certain aspects of data protection law remains unclear, and it is unclear how United Kingdom data protection laws and regulations will develop in the medium to longer term. The European Commission has adopted an adequacy decision in favor of the UK, enabling data transfers from EU member states to the UK without additional safeguards. However, the UK adequacy decision will automatically expire in June 2025 unless the European Commission re-assesses and renews/extends that decision, and remains under review by the Commission during this period. These changes may lead to additional costs and increase our overall risk exposure.

Although we work to comply with applicable laws, regulations and standards, our contractual obligations and other legal obligations, these requirements are evolving and may be modified, interpreted and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another or other legal obligations with which we must comply. Any failure or perceived failure by us or our employees, representatives, contractors, consultants, collaborators, or other third parties to comply with such requirements or adequately address privacy and security concerns, even if unfounded, could result in additional cost and liability to us, damage our reputation, and adversely affect our business and results of operations.

If we or our third-party manufacturers and suppliers fail to comply with environmental, health and safety laws and regulations, we could become subject to fines or penalties or incur costs that could have an adverse effect on the success of our business.

We are subject to numerous environmental, health and safety laws and regulations, including those governing laboratory procedures and the handling, use, storage, treatment and disposal of hazardous materials and wastes. Our research and development activities involve the use of biological and hazardous materials and produce hazardous waste products. We generally contract with third parties for the disposal of these materials and wastes. We cannot eliminate the risk of contamination or injury from these materials, which could cause an interruption of our commercialization efforts, research and development efforts and business operations, environmental damage resulting in costly clean-up and liabilities under applicable laws and regulations governing the use, storage, handling and disposal of these materials and specified waste products. Although we believe that the safety procedures utilized by our third-party manufacturers for handling and disposing of these materials generally comply with the standards prescribed by these laws and regulations, we cannot guarantee that this is the case or eliminate the risk of accidental contamination or injury from these materials. Upon an event of this nature, we may be held liable for any resulting damages and such liability could exceed our resources and state or federal or other applicable authorities may curtail our use of certain materials and/or interrupt our business operations. Further, environmental laws and regulations are complex, change frequently and have tended to become more stringent. We cannot predict the impact of any changes of this nature and cannot be certain of our future compliance. In addition, we may incur substantial costs in order to comply with current or future environmental, health and safety laws and regulations. These current or future laws and regulations may impair our research, development or production efforts. Failure to comply with these laws and regulations also may result in substantial fines, penalties or other sanctions.

Although we maintain workers’ compensation insurance to cover us for costs and expenses we may incur due to injuries to our employees resulting from the use of hazardous materials or other work-related injuries, this insurance may not provide adequate coverage against potential liabilities. We do not carry specific biological waste or hazardous waste insurance coverage, workers compensation or property and casualty and general liability insurance policies that include coverage for damages and fines arising from biological or hazardous waste exposure or contamination.

We are subject to U.S. and certain foreign export and import controls, sanctions, embargoes, anti-corruption laws and anti-money laundering laws and regulations. Compliance with these legal standards could impair our ability to compete in domestic and international markets. We can face criminal liability and other serious consequences for violations, which can harm our business.

We are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls, the U.S. Foreign Corrupt Practices Act of 1977, as amended, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act of 2001 and other state and national anti-bribery and anti-money laundering laws in the countries in which we conduct activities. Anti-corruption laws are interpreted broadly and prohibit companies and their employees, agents, contractors and other collaborators from authorizing, promising, offering or providing, directly or indirectly, improper payments or anything else of value to recipients in the public or private sector. We may engage third parties for clinical trials outside of the United States, to sell our products abroad once we enter a commercialization phase and/or to obtain necessary permits, licenses, patent registrations and other regulatory approvals. We may also have direct or indirect interactions with officials and employees of government agencies or government-affiliated hospitals, universities and other organizations. We can be held liable for the corrupt or other illegal activities of our employees, agents, contractors and other collaborators, even if we do not explicitly authorize or have actual knowledge of these activities. Any violations of the laws and regulations described above may result in substantial civil and criminal fines and penalties, imprisonment, the loss of export or import privileges, debarment, tax reassessments, breach of contract and fraud litigation, reputational harm and other consequences.

Risks Related to Employee Matters, Managing Our Growth and Other Risks Related to our Business

If we fail to attract and retain qualified senior management and key scientific personnel, our business may be materially and adversely affected.

Our success depends in part on our continued ability to attract, retain and motivate highly qualified management and clinical and scientific personnel. We are highly dependent upon members of our senior management, including Lara Sullivan, M.D., our Chief Executive Officer, Pamela Connealy, our Chief Financial Officer, Ronald Herbst, Ph.D., our Chief Scientific Officer, Jay Feingold M.D., Ph.D., our Chief Medical Officer

and Ritu Shah, our Chief Operating Officer, as well as our senior scientists and other members of our senior management team. The loss of services of any of these individuals could delay or prevent the successful development of our product pipeline, the initiation and completion of our planned clinical trials or the commercialization of product candidates or any future product candidates.

Competition for qualified personnel in the pharmaceutical, biopharmaceutical and biotechnology field is intense due to the limited number of individuals who possess the skills and experience required by our industry. We will need to hire additional personnel as we expand our clinical development and if we initiate commercial activities. We may not be able to attract and retain quality personnel on acceptable terms, or at all. In addition, to the extent we hire personnel from competitors, we may be subject to allegations that they have been improperly solicited or that they have divulged proprietary or other confidential information, or that their former employers own their research output.

If our product candidates advance into clinical trials, we may experience difficulties in managing our growth and expanding our operations.

As of September 30, 2021, we had 39 full-time employees. As our development and commercialization plans and strategies develop, and as we transition into operating as a public company, we expect to expand our employee base for managerial, operational, financial and other resources. In addition, we have limited experience in product development. As our product candidates enter and advance through preclinical studies and clinical trials, we will need to expand our development, regulatory and manufacturing capabilities or contract with other organizations to provide these capabilities for us. In the future, we expect to have to manage additional relationships with collaborators or partners, suppliers and other organizations. Our ability to manage our operations and future growth will require us to continue to improve our operational, financial and management controls, reporting systems and procedures. We may not be able to implement improvements to our management information and control systems in an efficient or timely manner and may discover deficiencies in existing systems and controls. Our inability to successfully manage our growth and expand our operations could have a material and adverse effect on our business, financial condition, results of operations and prospects.

We currently have no marketing, sales, or distribution infrastructure and we intend to either establish a sales and marketing infrastructure or outsource this function to a third party. Either of these commercialization strategies carries substantial risks to us.

We currently have no marketing, sales, and distribution capabilities because all our product candidates are still in preclinical development. If any of our product candidates complete clinical development and are approved, we intend to either establish a sales and marketing organization with technical expertise and supporting distribution capabilities to commercialize our product candidates in a legally compliant manner, or to outsource this function to a third party. There are risks involved if we decide to establish our own sales and marketing capabilities or enter into arrangements with third parties to perform these services. To the extent that we enter into collaboration agreements with respect to marketing, sales or distribution, our product revenue may be lower than if we directly marketed or sold any approved products. Such collaborative arrangements with partners may place the commercialization of our products outside of our control and would make us subject to a number of risks, including that we may not be able to control the amount or timing of resources that our collaborative partner devotes to our products or that our collaborator’s willingness or ability to complete its obligations, and our obligations under our arrangements may be adversely affected by business combinations or significant changes in our collaborator’s business strategy.

If we are unable to enter into these arrangements on acceptable terms or at all, we may not be able to successfully commercialize any approved products. If we are not successful in commercializing any approved products, either on our own or through collaborations with one or more third parties, our future product revenue will suffer and we may incur significant additional losses, which would have a material adverse effect on our business, financial condition, and results of operations.

Our internal computer systems, or those of any of our existing or future CROs, manufacturers, other contractors, consultants, or collaborators, may fail or suffer security or data privacy breaches or other unauthorized or improper access to, use of or destruction of our proprietary and confidential data, employee data or personal data, which could result in additional costs, significant liabilities, harm to our reputation and material disruption of our operations.

In the ordinary course of our business, we collect, process, and store proprietary, confidential, and sensitive information, including personal information (including health information), intellectual property, trade secrets, and proprietary business information owned or controlled by ourselves or other parties.

Despite the implementation of security measures, our internal computer systems and those of our current and any future CROs, manufacturers, other contractors, consultants, existing or future collaborators and other third-party service providers are vulnerable to damage from various methods, including cybersecurity attacks, breaches, intentional or accidental mistakes or errors, or other technological failures, which can include, among other things, computer viruses, unauthorized access attempts, including third parties gaining access to systems using stolen or inferred credentials, ransomware attacks, denial-of-service attacks, phishing attempts, service disruptions, natural disasters, fire, terrorism, war and telecommunication and electrical failures. As the cyber-threat landscape evolves, these attacks are growing in frequency, sophistication and intensity, and are becoming increasingly difficult to detect. Furthermore, because the techniques used to obtain unauthorized access to, or to sabotage, systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period.

If such an event were to occur and cause interruptions in our operations or result in the unauthorized acquisition of or access to personally identifiable information or individually identifiable health information, it could result in a material disruption of our product candidate development programs and our business operations including without limitation, disruptions of our drug development programs, delays in our regulatory approval efforts, regulatory investigations or enforcement actions, litigation, indemnity obligations, negative publicity, and financial loss and significant liabilities. In addition, system failures could cause the loss, theft, exposure, or unauthorized access or use of valuable clinical trial data as a result of accidents, errors or malfeasance by our employees, independent contractors or others working with us or on our behalf or otherwise disrupt our clinical activities and be expensive and time-consuming to remedy. Some of the federal, state and foreign government legal requirements include obligations of companies to notify individuals of security breaches involving particular personally identifiable information, which could result from breaches experienced by us or by our vendors, contractors or organizations with which we have formed strategic relationships. Notifications and follow-up actions related to a security breach could impact our reputation and cause us to incur significant costs, including legal expenses and remediation costs. For example, the loss of clinical trial data from completed, ongoing or future clinical trials involving our product candidates could result in delays in our regulatory licensure efforts and significantly increase our costs to recover or reproduce the lost data. Any breach of our computer systems may result in a loss of data or compromised data integrity across many of our programs in various stages of development.

We may be required to expend resources, modify our business activities and practices, or modify our operations (including our development program activities) or information technology in an effort to comply with applicable data protection laws, privacy policies and data protection obligations.

While we have implemented security measures designed to protect against security breaches, there can be no assurance that our security measures or those of our service providers, partners and other third parties, will be effective in protecting against all security breaches and material adverse effects on our business that may arise from such breaches. The recovery systems, security protocols, network protection mechanisms and other security measures that we (and our third parties) have integrated into our platform, systems, networks and physical facilities, which are designed to protect against, detect and minimize security breaches, may not be adequate to prevent or detect service interruption, system failure, or data loss.

We will also rely on third parties to manufacture our product candidates, and similar events relating to their computer systems could also have a material adverse effect on our business. To the extent that any disruption or security breach were to result in a loss of, or damage to, our data, or inappropriate disclosure of confidential or proprietary information, we could be exposed to litigation and governmental investigations, the further development and commercialization of our product candidates could be delayed and we could be subject to significant fines or penalties for any noncompliance with certain state, federal or international privacy and security laws.

Our insurance policies may not be adequate to compensate us for the potential losses arising from any such disruption, failure or security breach. In addition, such insurance may not be available to us in the future on economically reasonable terms, or at all. Further, our insurance may not cover all claims made against us and could have high deductibles in any event, and defending a suit, regardless of its merit, could be costly and divert management attention.

We or the third parties upon whom we depend may be adversely affected by earthquakes, wildfires or other natural disasters, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster.

Any unplanned event, such as flood, fire, explosion, earthquake, extreme weather condition, medical epidemics or pandemics, power shortage, telecommunication failure or other natural or manmade accidents or incidents that result in us being unable to fully utilize our facilities, or the manufacturing facilities of our third-party contract manufacturers, may have a material and adverse effect on our ability to operate our business, particularly on a daily basis, and have significant negative consequences on our financial and operating conditions. Loss of access to these facilities may result in increased costs, delays in the development of our product candidates or interruption of our business operations. Earthquakes, wildfires or other natural disasters could further disrupt our operations, and have a material and adverse effect on our business, financial condition, results of operations and prospects. If a natural disaster, power outage or other event prevented us from using all or a significant portion of our headquarters, damaged critical infrastructure, such as our research facilities or the manufacturing facilities of our third-party contract manufacturers, or otherwise disrupted operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. The disaster recovery and business continuity plans we have in place may prove inadequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which could have a material adverse effect on our business. As part of our risk management policy, we maintain insurance coverage at levels that we believe are appropriate for our business. However, in the event of an accident or incident at these facilities, we cannot assure you that the amounts of insurance will be sufficient to satisfy any damages and losses. If our facilities, or the manufacturing facilities of our third-party contract manufacturers, are unable to operate because of an accident or incident or for any other reason, even for a short period of time, any or all of our research and development and discovery programs may be harmed. Any business interruption may have a material and adverse effect on our business, financial condition, results of operations and prospects.

Our business is subject to economic, political, regulatory and other risks associated with conducting business internationally.

We may seek regulatory approval or licensure of our product candidates outside of the United States. Accordingly, we expect that we will be subject to additional risks related to operating in foreign countries if we obtain the necessary approvals or licenses, including:

•	differing regulatory requirements and reimbursement regimes in foreign countries;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	potential liability under the FCPA or comparable foreign regulations;

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challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad; and

•	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations.

We face risks related to health epidemics and outbreaks, including the COVID-19 pandemic, which could significantly disrupt our preclinical studies and clinical trials, and therefore our receipt of necessary regulatory licensure or approvals could be delayed or prevented.

In December 2019, the coronavirus disease, COVID-19, was identified in Wuhan, China. Since then, COVID-19 has spread globally. In March 2020, the World Health Organization declared COVID-19 a global pandemic and the United States declared a national emergency with respect to COVID-19. In response to the COVID-19 pandemic, “shelter in place” orders and other public health guidance measures have been implemented across much of the United States, including in the locations of our offices and those of key vendors and partners. As a result of the COVID-19 pandemic, or similar pandemics, and related “shelter in place” orders and other public health guidance measures, we have and may in the future experience disruptions that could materially and adversely impact our preclinical studies and development, any clinical trials we subsequently commence, and our business, financial condition, and results of operations. Potential disruptions to our preclinical development efforts include, but are not limited to:

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delays or disruptions in preclinical experiments and IND-enabling studies due to restrictions of on-site staff, limited or no access to animal facilities, and unforeseen circumstances at CROs and vendors;

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limitations on employee or other resources that would otherwise be focused on the conduct of our preclinical work and any clinical trials we subsequently commence, including because of sickness of employees or their families, the desire of employees to avoid travel or contact with large groups of people, an increased reliance on working from home, school closures, or mass transit disruptions;

•

delays in necessary interactions with regulators, ethics committees, and other important agencies and contractors due to limitations in employee resources or forced furlough of government or contractor personnel; and

•	limitations in maintaining our corporate culture that facilitates the transfer of institutional knowledge within our organization and fosters innovation, teamwork, and a focus on execution.

We have not yet commenced clinical trial activities for any of our product candidates. If we commence clinical trials for one or more of our product candidates, potential disruptions of those clinical activities as a result of COVID-19 or similar pandemics include, but are not limited to:

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interruption of key clinical trial activities, such as clinical trial site data monitoring and efficacy, safety and translational data collection, processing and analyses, due to limitations on travel imposed or recommended by federal, state, or local governments, employers and others or interruption of clinical trial subject visits, which may impact the collection and integrity of subject data and preclinical study endpoints;

•	delays or difficulties in initiating or expanding clinical trials, including delays or difficulties with clinical site initiation and recruiting clinical site investigators and clinical site staff;

•	delays or difficulties in enrolling and retaining patients in our clinical trials;

•	increased rates of patients withdrawing from our clinical trials following enrollment as a result of contracting COVID-19 or other health conditions or being forced to quarantine;

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interruption of, or delays in receiving, supplies of our product candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns, or stoppages and disruptions in materials and reagents;

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diversion of healthcare resources away from the conduct of clinical trials, including the diversion of hospitals serving as our clinical trial sites and hospital staff supporting the conduct of our clinical trials;

•	interruption or delays in the operations of the FDA and comparable foreign regulatory agencies;

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changes in regulations as part of a response to the COVID-19 pandemic which may require us to change the ways in which our clinical trials are conducted, which may result in unexpected costs, or to discontinue the clinical trials altogether;

•	delays in receiving approval from local regulatory authorities to initiate our planned clinical trials;

•

limitations on employee resources that would otherwise be focused on the conduct of our preclinical studies and clinical trials, including because of sickness of employees or their families or the desire of employees to avoid contact with large groups of people;

•

interruption of, or delays in receiving, supplies of our product candidates from our contract manufacturing organizations due to staffing shortages, production slowdowns or stoppages and disruptions in delivery systems;

•	refusal of the FDA or comparable regulatory authorities to accept data from clinical trials in affected geographies; and

•	additional delays, difficulties or interruptions as a result of current or future shutdowns due to the COVID-19 pandemic in countries where we or our third-party service providers operate.

The COVID-19 global pandemic continues to rapidly evolve. Although many countries, including certain countries in Europe and the United States, have re-opened, rises in new cases have caused certain countries to re-initiate restrictions. The extent to which the outbreak may affect our preclinical studies, clinical trials, business, financial condition, and results of operations will depend on future developments, which are highly uncertain and cannot be predicted at this time, such as the ultimate geographic spread of the disease, the duration of the outbreak, travel restrictions, and actions to contain the outbreak or treat its impact, such as social distancing and quarantines or lock-downs in the United States and other countries, business closures, or business disruptions and the effectiveness of actions taken in the United States and other countries to contain and treat the disease. Additionally, we are unable to predict if a different pandemic could have similar or different impacts on our business, financial condition, or share price. Future developments in these and other areas present material uncertainty and risk with respect to our clinical trials, business, financial condition, and results of operations.

Disruptions at the FDA, the SEC and other government agencies caused by funding shortages or global health concerns could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the Securities and Exchange Commission, or the SEC, and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new drugs to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, in recent years, including in 2018 and 2019, the U.S. government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. If a prolonged government shutdown occurs, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business. Further, upon completion of this offering and in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Separately, in response to the COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to postpone most inspections of foreign manufacturing facilities, and on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. On July 10, 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Additionally, on April 15, 2021, the FDA issued a guidance document in which the FDA described its plans to conduct voluntary remote interactive evaluations of certain drug manufacturing facilities and clinical research sites. According to the guidance, the FDA intends to request such remote interactive evaluations in situations where an in-person inspection would not be prioritized, deemed mission-critical, or where direct inspection is otherwise limited by travel restrictions, but where the FDA determines that remote evaluation would still be appropriate. Regulatory authorities outside the United States may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting their regular inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA or other regulatory authorities to timely review and process our regulatory submissions, which could have a material adverse effect on our business.

Risks Related to Our Dependence on Third Parties

If we fail to comply with our obligations under any license, collaboration or other agreements, we may be required to pay damages and could lose intellectual property rights that are necessary for developing and protecting our product candidates or we could lose certain rights to grant sublicenses.

We are a party to license agreements with Pfizer, Inc., or Pfizer, LegoChem Biosciences, Inc., or LegoChem, and the University of Chicago, pursuant to which we in-license patents and technology for certain of our product candidates, and we are also party to a collaboration agreement with Alloy Therapeutics, Inc., or Alloy, pursuant to which we may license patents and technology for future product candidates. Our current license agreements and our collaboration agreement impose, and any future license agreements or collaboration agreements we enter into are likely to impose, various development, commercialization, funding, milestone, royalty, diligence, sublicensing, insurance, patent prosecution and enforcement and/or other obligations on us. If we breach any of these obligations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and the licensor may have the right to terminate the license, which could result in us being unable to develop, manufacture and sell products that are covered by the licensed technology or enable a competitor to gain access to the licensed technology. Moreover, our licensors may own or control intellectual property that has not been licensed to us and, as a result, we may be subject to claims, regardless of their merit, that we are infringing or otherwise violating the licensor’s rights. In addition, while we cannot currently determine the amount of the royalty obligations we would be required to pay on sales of future products, if any, the amounts may be significant. The amount of our future royalty obligations will depend on the technology and intellectual property we use in products that we successfully develop and commercialize, if any. Therefore, even if we successfully develop and commercialize products, we may be unable to achieve or maintain profitability.

We have already entered into collaborations with third parties for the research, development and commercialization of certain of the product candidates we may develop. We may form or seek additional collaborations or strategic alliances or enter into additional licensing arrangements in the future. If any of these collaborations, strategic alliances or additional licensing arrangements are not successful, we may not be able to capitalize on the market potential of those product candidates.

We entered into a three-year collaboration with Alloy to finance and operate Voxall Therapeutics, LLC, or Voxall, a joint venture company formed in collaboration with Alloy to leverage our site-specific target catalog and Alloy’s ATX-Gx platform and antibody discovery services. We additionally may seek other third-party collaborators for the research development and commercialization of our current or future product candidates. The collaboration with Alloy and any other collaboration agreements we enter into will likely limit our control over the amount and timing of resources that our collaborators dedicate to the development or commercialization of any product candidates we may seek to develop with them. Our ability to generate revenues from these arrangements will depend on our collaborators’ abilities to successfully perform the functions assigned to them in these arrangements. We cannot predict the success of any collaboration in which we have entered or may enter.

We may in the future form or seek strategic alliances, create joint ventures or collaborations or enter into additional licensing arrangements with third parties that we believe will complement or augment our development and commercialization efforts with respect to our product candidates and any future product candidates that we may develop. Any of these relationships may require us to incur non-recurring and other charges, increase our near and long-term expenditures, issue securities that dilute our existing stockholders or disrupt our management and business.

In addition, we face significant competition in seeking appropriate strategic partners and the negotiation process for these sorts of transactions is time-consuming, complex and expensive. Moreover, we may not be successful in our efforts to establish a strategic partnership or other alternative arrangements for our product candidates because they may be deemed to be at too early of a stage of development for collaborative effort and third parties may not view our product candidates as having the requisite potential to demonstrate safety, potency, purity and efficacy and obtain marketing approval. Additionally, our existing partners may decide to acquire or partner with other companies developing oncology therapeutics, which may have an adverse impact on our business prospects, financial condition and results of operations.

As a result, if we enter into additional collaboration agreements and strategic partnerships or license our product candidates, we may not be able to realize the benefit of those transactions if we are unable to successfully integrate them with our existing operations and company culture, which could delay our timelines or otherwise adversely affect our business prospects, financial condition and results of operations. We also cannot be certain that, following a strategic transaction or license, we will achieve the revenue or specific net income that justifies the entry into the transaction in the first place. Any delays in entering into new collaborations or strategic partnership agreements related to our product candidates could delay the development and commercialization of our product candidates in certain geographies for certain indications, which would harm our business prospects, financial condition and results of operations.

We rely on third-parties to manufacture our product candidates. Any failure by a third-party manufacturer to produce acceptable raw materials or product candidates for us or to obtain authorization from the FDA or comparable foreign regulatory authorities may delay or impair our ability to initiate or complete our clinical trials, obtain regulatory licensure or approvals or commercialize approved products.

We rely on third-party contract manufacturers to manufacture our preclinical trial product supplies and we expect to continue to do so in the future in relation to our clinical product supplies, and if we receive authorization to market our product candidates, for commercial supplies. We do not own or operate manufacturing facilities for producing such supplies. There can be no assurance that our preclinical and clinical development product supplies will not be limited, interrupted, or of satisfactory quality or continue to be available at acceptable prices. In particular, any replacement of our manufacturer could require significant effort and expertise because there may be a limited number of qualified replacements.

The manufacturing process for a product candidate is subject to FDA and foreign regulatory authority review. Suppliers and manufacturers must meet applicable manufacturing requirements and undergo rigorous facility and process validation tests required by regulatory authorities in order to comply with regulatory standards, such as cGMPs. In the event that any of our manufacturers fail to comply with such requirements or to perform its obligations to us in relation to quality, timing or otherwise, or if our supply of components or other materials becomes limited or interrupted for other reasons, we may be forced to manufacture the materials ourselves, for which we currently do not have the capabilities or resources, or enter into an agreement with another third party, which we may not be able to do on reasonable terms, if at all. In some cases, the technical skills or technology required to manufacture our product candidates may be unique or proprietary to the original manufacturer and we may have difficulty transferring such skills or technology to another third party and a feasible alternative may not exist. These factors would increase our reliance on such manufacturer or require us to obtain a license from such manufacturer in order to have another third party manufacture our product candidates. If we are required to change manufacturers for any reason, we will be required to verify that the new manufacturer maintains facilities and procedures that comply with quality standards and with all applicable regulations and guidelines. The delays associated with the verification of a new manufacturer could negatively affect our ability to develop product candidates in a timely manner or within budget.

We expect to continue to rely on third-party manufacturers if we receive regulatory licensure for any product candidate. To the extent that we have existing, or enter into future, manufacturing arrangements with third parties, we will depend on these third parties to perform their obligations in a timely manner consistent with contractual and regulatory requirements, including those related to quality control and assurance. If we are unable to obtain or maintain third-party manufacturing for product candidates, or to do so on commercially reasonable terms, we may not be able to develop and commercialize our product candidates successfully. Our or a third party’s failure to execute on our manufacturing requirements and comply with cGMP or similar foreign requirements could adversely affect our business in a number of ways, including:

•	an inability to initiate or continue clinical trials of product candidates under development;

•	delay in submitting regulatory applications, or receiving regulatory licenses, for product candidates;

•	loss of the cooperation of an existing or future collaborators;

•	subjecting third-party manufacturing facilities or our manufacturing facilities to additional inspections by regulatory authorities;

•	requirements to cease distribution or to recall batches of our product candidates; and

•	the inability to commercialize a product candidate, and an inability to meet commercial demands for such products.

We may be unable to establish agreements with CMOs or to do so on acceptable terms. Even if we are able to establish agreements with CMOs, reliance on them entails additional risks, including:

•	reliance on the CMO for regulatory, compliance and quality assurance;

•	the possible breach of the manufacturing agreement by the CMO;

•	the possible misappropriation of our proprietary information, including our trade secrets and know-how; and

•	the possible termination or nonrenewal of the agreement by the CMO at a time that is costly or inconvenient for us.

We have only limited technology transfer agreements in place with respect to our product candidates, and these arrangements do not extend to commercial supply and, in some instances, to clinical supply. We acquire many key materials on a purchase order basis. As a result, we do not have long-term committed arrangements with respect to our product candidates and other materials. If we receive marketing licensure for any of our product candidates, we will need to establish an agreement for commercial manufacture with a third party.

The CMOs we retain may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. Our failure, or the failure of our CMOs, to comply with applicable regulations could result in sanctions being imposed on us, including clinical holds, fines, injunctions, civil penalties, delays, suspension or withdrawal of license, license revocation, seizures or recalls of product candidates or products, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our products.

The facilities used by our contract manufacturers to manufacture our product candidates must be approved by the FDA or the European Union Member States in coordination with the EMA pursuant to inspections that will be conducted after we submit our BLA to the FDA or our marketing authorization application to the EMA. We do not have complete control over all aspects of the manufacturing process of, and are dependent on, our contract manufacturing partners for compliance with cGMP regulations for manufacturing. Third-party manufacturers may not be able to comply with cGMP regulations or similar regulatory requirements outside of the United States. If our contract manufacturers cannot successfully manufacture material that conforms to our specifications and the strict regulatory requirements of the FDA or comparable foreign regulatory bodies, they will not be able to secure and/or maintain marketing licensure for their manufacturing facilities. In addition, we do not have complete control over the ability of our contract manufacturers to maintain adequate quality control, quality assurance and qualified personnel. If the FDA, European Union Member States and the EMA or other comparable regulatory authorities does not approve these facilities for the manufacture of our product candidates or if it withdraws any such licensure in the future, we may need to find alternative manufacturing facilities, which would significantly impact our ability to develop, obtain marketing licensure for or market our product candidates, if approved or licensed.

Our failure, or the failure of our third-party manufacturers, to comply with applicable regulations could result in sanctions being imposed on us, including fines, injunctions, civil penalties, delays, suspension or withdrawal of licensure, license revocation, seizures or recalls of products or product candidate, operating restrictions and criminal prosecutions, any of which could significantly and adversely affect supplies of our product candidates and harm our business and results of operations. Our product candidates and any products that we may develop may compete with other product candidates and products for access to suitable manufacturing facilities. As a result, we may not obtain access to these facilities on a priority basis or at all. There are a limited number of manufacturers that operate under cGMP regulations and that might be capable of manufacturing for us.

Any performance failure on the part of our existing or future manufacturers could delay clinical development or marketing licensure. We do not currently have arrangements in place for redundant supply or a second source for bulk drug substance. If our current CMOs cannot perform as agreed, we may be required to replace such manufacturers. Although we believe that there are several potential alternative manufacturers who could manufacture our product candidates, we may incur added costs and delays in identifying and qualifying any such replacement manufacturer or be able to reach agreement with any alternative manufacturer.

Our current and anticipated future dependence upon others for the manufacture of our product candidates or products may adversely affect our future profit margins and our ability to commercialize any products that receive marketing licensure on a timely and competitive basis.

Our CMOs may be unable to successfully scale-up manufacturing of our product candidates in sufficient quality and quantity, which would delay or prevent us from developing our product candidates and commercializing approved products, if any.

In order to conduct clinical trials of our product candidates, we will need to manufacture them in large quantities. Quality issues may arise during scale-up activities. Our reliance on a limited number of CMOs, the complexity of drug manufacturing and the difficulty of scaling up a manufacturing process could cause the delay of clinical trials, regulatory submissions, required licensure, or commercialization of our product candidates, cause us to incur higher costs and prevent us from commercializing our product candidates successfully. Furthermore, if our CMOs fail to deliver the required commercial quality and quantities of materials on a timely basis and at commercially reasonable prices, and we are unable to secure one or more replacement CMOs capable of production in a timely manner at a substantially equivalent cost, then testing and clinical trials of that product candidate may be delayed or infeasible, and regulatory licensure or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business.

Some of our suppliers may experience disruption to their respective supply chain due to the effects of the COVID-19 pandemic, which could delay, prevent or impair our development or commercialization efforts.

We obtain certain chemical or biological intermediates in the synthesis of our product candidates in countries affected by the COVID-19 pandemic. If we are unable to obtain these chemical or biological intermediates in sufficient quantity and in a timely manner, the development, testing and clinical trials of that product candidate may be delayed or infeasible, and regulatory licensure or commercial launch of any resulting product may be delayed or not obtained, which could significantly harm our business.

If we are unable to obtain sufficient raw and intermediate materials on a timely basis or if we experience other manufacturing or supply difficulties, our business may be adversely affected.

The manufacture of certain of our product candidates requires the timely delivery of sufficient amounts of raw and intermediate materials. We work closely with our suppliers to ensure the continuity of supply but cannot guarantee these efforts will always be successful. Further, while efforts are made to diversify our sources of raw and intermediate materials, in certain instances we acquire raw and intermediate materials from a sole supplier. While we believe that alternative sources of supply exist where we rely on sole supplier relationships, there can be no assurance that we will be able to quickly establish additional or replacement sources for some materials. A reduction or interruption in supply, and an inability to develop alternative sources for such supply, could adversely affect our ability to manufacture our product candidates in a timely or cost-effective manner.

We expect to rely on third parties to conduct our clinical trials, and those third parties may not perform satisfactorily, including failing to meet deadlines for completing such trials.

We will rely on third-party clinical research organizations, or CROs, to conduct clinical trials for our biological product candidates. We currently do not plan to conduct any clinical trials independently. Agreements with these CROs might terminate for a variety of reasons, including for their failure to perform. Entry into alternative arrangements, if necessary, could significantly delay our product development activities.

Our reliance on these CROs for research and development activities will reduce our control over these activities but will not relieve us of our responsibilities. For example, we will remain responsible for ensuring that each of our clinical trials is conducted in accordance with the general investigational plan and protocols in the applicable IND. Moreover, the FDA requires compliance with standards, commonly referred to as GCPs for conducting, recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the rights, integrity and confidentiality of trial participants are protected.

If these CROs do not successfully carry out their contractual duties, meet expected deadlines or conduct our clinical trials in accordance with regulatory requirements or our stated protocols, we will not be able to obtain, or may be delayed in obtaining, marketing licenses for our product candidates and will not be able to, or may be delayed in our efforts to, successfully commercialize our product candidates.

Risks Related to Our Intellectual Property

If we are unable to obtain and maintain patent protection for our product candidates, or if the scope of the patent protection obtained is not sufficiently broad, or if our patents are insufficient to protect our product candidates for an adequate amount of time, or if we are unable to obtain adequate protection for our proprietary know-how we may not be able to compete effectively in our markets.

We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to our product candidates and discovery programs. Our success depends in large part on our ability to obtain and maintain patent protection in the United States and other countries with respect to our current and any future product candidates. We seek to protect our proprietary position by, among other methods, licensing and filing patent applications in the United States and abroad related to our current and future product candidates and discovery programs. The patent prosecution process is expensive and time-consuming, and we may not be able to file and prosecute all necessary or desirable patent applications at a reasonable cost or in a timely manner. We may also rely on trade secrets, know-how and continuing technological innovation to develop and maintain our proprietary and intellectual property position.

We in-license and file patent applications directed to our product candidates in an effort to establish intellectual property positions directed to their compositions of matter as well as uses of these product candidates in the treatment of diseases. Our intellectual property includes patents and patent applications that we own, as well as patents and patent applications that we in-license. For example, our license agreements with Pfizer and LegoChem grant us exclusive rights to certain patents and patent applications relating to our product candidates.

We or our licensors have not pursued or maintained, and may not pursue or maintain in the future, patent protection for our product candidates in every country or territory in which we may sell our products, if approved. In addition, we cannot be sure that any of our pending patent applications will issue or that, if issued, they have or will issue in a form that will be advantageous to us. The United States Patent and Trademark Office, or the USPTO, international patent offices or judicial bodies may deny or significantly narrow claims made under our patent applications and our issued patents may be successfully challenged, may be designed around, or may otherwise be of insufficient scope to provide us with protection for our commercial products.

It is possible that we will fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. Moreover, patent prosecution is a lengthy process, during which the scope of the claims initially submitted for examination by the USPTO may be significantly narrowed by the time they issue, or claims may not issue at all. The claims of our issued patents or patent applications when issued may not cover our current or future product candidates, or even if such patents provide coverage, the coverage obtained may not provide any competitive advantage. The patent applications that we own or in-license may fail to result in issued patents with claims that cover our current or any future product candidates in the United States or in other foreign countries. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing from a pending patent application. Even if patents do successfully issue and even if such patents cover our current or any future product candidates, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed, invalidated, or held unenforceable. Any successful opposition to these patents or any other patents owned by or licensed to us could deprive us of rights necessary for the successful commercialization of any product candidates that we may develop. Further, if we encounter delays in regulatory licensure or approvals, the period of time during which we could market a product candidate under patent protection could be reduced.

If the patent applications we own or have in-licensed with respect to our product candidates and discovery programs fail to issue, if their breadth or strength of protection is threatened, or if they fail to provide meaningful exclusivity for our current or any future product candidates, it could dissuade companies from collaborating with us to develop and commercialize product candidates and future drugs and threaten our ability to commercialize future drugs. Any such outcome could have a negative effect on our business.

The patent position of biotechnology and pharmaceutical companies generally is highly uncertain, involves complex legal and factual questions and has in recent years been the subject of much litigation. In addition, the laws of foreign countries may not protect our intellectual property rights to the same extent as the laws of the United States. For example, European patent law restricts the patentability of methods of treatment of the human body more than United States law does. Furthermore, other parties may have developed or may develop technologies that may be related to, or competitive with, our technologies, and such parties may have filed, or may file, patent applications, or may have received, or may receive, patents, claiming inventions that may overlap or conflict with those claimed in our patent applications or issued patents, and that we may rely upon to establish exclusivity for our products in the market. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot know with certainty whether we were the first to make the inventions claimed in our owned or licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions. As a result, the issuance, scope, validity, enforceability and commercial value of our patent rights are highly uncertain. Our pending and future patent applications may not result in patents being issued which protect our technology or drugs, in whole or in part, or which effectively prevent others from commercializing competitive technologies and drugs. Changes in either the patent laws or interpretation of the patent laws in the United States and other countries may diminish the value of our patents or narrow the scope of our patent protection.

We may be subject to a third party submission of prior art to the USPTO, or other patent offices, in our pending patent applications. Such a submission may preclude the granting of any of our pending patent applications, or may result in patents granting with narrow claims, which could limit our ability to stop others from using or commercializing similar or identical technology and products. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability, and our owned and licensed patent rights may be challenged in the courts or patent offices in the United States and abroad. For example, we may become involved in opposition, derivation, reexamination, inter partes review, post-grant review, or interference proceedings challenging our patent rights or the patent rights of others. An adverse determination in any such proceeding, or in litigation, could reduce the scope of our patent claims, result in our patent rights being held invalid, in whole or in part, or unenforceable, or limit the duration of the patent protection of our technology and products, and allow third parties to commercialize our technology or products and compete directly with us without payment to us, or result in our inability to manufacture or commercialize products without infringing third-party patent rights. In addition, if the breadth or strength of protection provided by our patents and patent applications is threatened, it could dissuade companies from collaborating with us to license, develop or commercialize our current or any future product candidates.

Moreover, patents have a limited lifespan. In the United States, a patent generally expires 20 years after the earliest filing date of a non-provisional patent application. Various extensions may be available; however, the life of a patent, and the protection it affords, is limited. Without patent protection for our current or any future product candidates, we may be open to competition from generic and/or biosimilar versions of such products. Given the amount of time required for the development, testing and regulatory review of new product candidates, patents protecting such candidates might expire before or shortly after such candidates are commercialized. As a result, our owned and licensed patent rights may not provide us with sufficient rights to exclude others from commercializing drugs similar or identical to ours.

Even if our patent rights are unchallenged, our issued patents and our pending patent applications, if issued, may not provide us with any meaningful protection or prevent competitors from designing around our patent claims to circumvent our owned patent rights by developing similar or alternative technologies or products in a non-infringing manner. For example, a third-party may develop a competitive product that provides benefits similar to one or more of our product candidates, but that has a different composition that falls outside the scope of our patent protection. If the protection provided by our patent rights with respect to our product candidates is not sufficiently broad to impede such competition, or if the breadth, strength or term (including any extensions or adjustments) of protection provided by our patent rights with respect to our product candidates or any future product candidates is successfully challenged, our ability to successfully commercialize our product candidates could be negatively affected, which would harm our business. Further, if we encounter delays in our clinical trials, the period of time during which we could market our product candidates or any future product candidates under patent protection would be reduced.

Obtaining and maintaining our patent rights depends on compliance with various procedural, document submission, fee payment and other requirements imposed by government patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In addition, periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and/or patent applications will have to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned and licensed patents and/or applications and any patent rights we may own or license in the future. We rely on our service providers or our licensors to pay these fees. The USPTO and various non-U.S. government patent agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. We employ reputable law firms and other professionals to help us comply, and we are also dependent on our licensors to take the necessary action to comply with these requirements with respect to our licensed intellectual property. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we or our licensors fail to maintain the patents and patent applications covering our products or technologies, we may not be able to stop a competitor from marketing products that are the same as, or similar to, our product candidates, which would have a material adverse effect on our business. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market and this circumstance could harm our business.

In addition, if we fail to apply for applicable patent term extensions or adjustments, we will have a more limited time during which we can enforce our granted patent rights. In addition, if we are responsible for patent prosecution and maintenance of patent rights in-licensed to us, any of the foregoing could expose us to liability to the applicable patent owner.

Patent terms may be inadequate to protect our competitive position on our product candidates for an adequate amount of time.

Given the amount of time required for the development, testing and regulatory review of new product candidates such as PYX-201, PYX-202, and PYX-203, patents protecting such candidates might expire before or shortly after such candidates are commercialized. We expect to seek extensions of patent terms in the United States and, if available, in other countries where we have or will obtain patent rights. In the United States, the Drug Price Competition and Patent Term Restoration Act of 1984 permits a patent term extension of up to five years beyond the normal expiration of the patent, provided that the patent is not enforceable for more than 14 years from the date of licensure, which is limited to the approved indication (or any additional indications approved during the period of extension). However, the applicable authorities, including the FDA and the USPTO in the United States, and any equivalent regulatory authority in other countries, may not agree with our assessment of whether such extensions are available, and may refuse to grant extensions to our patents, or may grant more limited extensions than we request. If this occurs, our competitors may be able to take advantage of our investment in development and clinical trials by referencing our clinical and preclinical data and launch their drug earlier than might otherwise be the case.

Intellectual property rights do not necessarily address all potential threats to our business.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately protect our business. The following examples are illustrative:

•	others may be able to make compounds or formulations that are similar to our product candidates but that are not covered by the claims of any patents, should they issue, that we own or license;

•	we or our licensors might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own or license;

•	we or our licensors might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our pending patent applications will not lead to issued patents;

•	issued patents that we own or license may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges;

•

our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights and then use the information learned from such activities to develop competitive drugs for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable; and

•	the patents of others may have an adverse effect on our business.

Third parties may initiate legal proceedings alleging that we are infringing their intellectual property rights, the outcome of which would be uncertain and could have a negative impact on the success of our business.

Our commercial success depends, in part, upon our ability and the ability of others with whom we may collaborate to develop, manufacture, market and sell our current and any future product candidates and use our proprietary technologies without infringing the proprietary rights and intellectual property of third parties. The biotechnology and pharmaceutical industries are characterized by extensive and complex litigation regarding patents and other intellectual property rights. We may in the future become party to, or be threatened with, adversarial proceedings or litigation regarding intellectual property rights with respect to our current and any future product candidates and technology, including interference proceedings, post grant review and inter partes review before the USPTO. Third parties may assert infringement claims against us based on existing patents or patents that may be granted in the future, regardless of their merit. There is a risk that third parties may choose to engage in litigation with us to enforce or to otherwise assert their patent rights against us. Even if we believe such claims are without merit, a court of competent jurisdiction could hold that these third-party patents are valid, enforceable and infringed, which could have a negative impact on our ability to commercialize our current and any future product candidates. In order to successfully challenge the validity of any such U.S. patent in federal court, we would need to overcome a presumption of validity. As this burden is a high one requiring us to present clear and convincing evidence as to the invalidity of any such U.S. patent claim, there is no assurance that a court of competent jurisdiction would invalidate the claims of any such U.S. patent. Moreover, given the vast number of patents in our field of technology, we cannot be certain that we do not infringe existing patents or that we will not infringe patents that may be granted in the future. Other companies and research institutions have filed, and may file in the future, patent applications related to antibody-drug conjugates and their therapeutic use. Some of these patent applications have already been allowed or issued, and others may issue in the future. While we may decide to initiate proceedings to challenge the validity of these or other patents in the future, we may be unsuccessful, and courts or patent offices in the United States and abroad could uphold the validity of any such patent. Furthermore, because patent applications can take many years to issue and may be confidential for 18 months or more after filing, and because pending patent claims can be revised before issuance, there may be applications now pending which may later result in issued patents that may be infringed by the manufacture, use or sale of our product candidates. Regardless of when filed, we may fail to identify relevant third party patents or patent applications, or we may incorrectly conclude that a third party patent is invalid or not infringed by our product candidates or activities. If a patent holder believes our product candidate infringes its patent, the patent holder may sue us even if we have received patent protection for our technology. Moreover, we may face patent infringement claims from non-practicing entities that have no relevant drug revenue and against whom our own patent portfolio may thus have no deterrent effect. If a patent infringement suit were threatened or brought against us, we could be forced to stop or delay research, development, manufacturing or sales of the therapeutic or product candidate that is the subject of the actual or threatened suit.

If we are found to infringe a third party’s valid and enforceable intellectual property rights, we could be required to obtain a license from such third party to continue developing, manufacturing and marketing our product candidate(s) and technology. Under any such license, we would most likely be required to pay various types of fees, milestones, royalties or other amounts. Moreover, we may not be able to obtain any required license on commercially reasonable terms or at all.

The licensing or acquisition of third-party intellectual property rights is a competitive area, and more established companies may also pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. If we are unable to successfully obtain rights to required third-party intellectual property rights or maintain the existing intellectual property rights we have, we may have to abandon development of the relevant program or product candidate(s), which could have a material adverse effect on our business, financial condition, results of operations and prospects. Furthermore, even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. We could be forced, including by court order, to cease developing, manufacturing and commercializing the infringing technology or product candidate. In addition, we could be found liable for monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. We may be required to indemnify collaborators or contractors against such claims. A finding of infringement could prevent us from manufacturing and commercializing our current or any future product candidates or force us to cease some or all of our business operations, which could materially harm our business. Even if we are successful in defending against such claims, litigation can be expensive and time consuming and would divert management’s attention from our core business. Claims that we have misappropriated the confidential information or trade secrets of third parties could have a similar negative impact on our business, financial condition, results of operations and prospects.

We may be subject to claims asserting that our employees, consultants or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Certain of our employees, consultants or advisors are currently, or were previously, employed at universities or other biotechnology or pharmaceutical companies, including our competitors or potential competitors. Although we try to ensure that our employees, consultants and advisors do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual’s current or former employer. Litigation may be necessary to defend against these claims. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management.

In addition, we may in the future be subject to claims by our former employees or consultants asserting an ownership right in our patents or patent applications, as a result of the work they performed on our behalf. Although it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own, and we cannot be certain that our agreements with such parties will be upheld in the face of a potential challenge or that they will not be breached, for which we may not have an adequate remedy. The assignment of intellectual property rights may not be self-executing or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property.

Licensing of intellectual property is of critical importance to our business and involves complex legal, business and scientific issues. If we breach our University of Chicago, Pfizer, or LegoChem license agreements or any of the other agreements under which we acquired, or will acquire, intellectual property rights covering our product candidates, we could lose the ability to continue the development and commercialization of the related product.

The licensing of intellectual property is of critical importance to our business and to our current and future product candidates, and we expect to enter into additional such agreements in the future.

In particular, the rights to the intellectual property covering our product candidates PYX-201 and PYX-203 are in-licensed from Pfizer and the rights to the intellectual property covering our product candidate PYX-202 is in-licensed from LegoChem. We may acquire the rights to the intellectual property covering future product candidates from other third party licensors.

If we fail to meet our obligations under any of our in-license agreements, including the Pfizer License Agreement or the LegoChem License Agreement, then the licensor may terminate the license agreement. If one of our material in-license agreements is terminated, we will lose the right to continue to develop and commercialize the product candidate(s) covered by such in-license agreement. While we would expect to exercise all rights and remedies available to us, including seeking to cure any breach by us, and otherwise seek to preserve our rights under our in-license agreements, we may not be able to do so in a timely manner, at an acceptable cost or at all.

We may be involved in lawsuits to protect or enforce our patents, the patents of our licensors or our other intellectual property rights, which could be expensive, time consuming and unsuccessful.

Competitors may infringe or otherwise violate our patents, the patents of our licensors or our other intellectual property rights. To counter infringement or unauthorized use, we may be required to file legal claims, which can be expensive and time consuming and is likely to divert significant resources from our core business, including distracting our technical and management personnel from their normal responsibilities. In addition, in an infringement proceeding, a court may decide that a patent of ours or our licensors is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our owned or licensed patents at risk of being invalidated or interpreted narrowly and could put our owned or licensed patent applications at risk of not issuing. The initiation of a claim against a third party might also cause the third party to bring counter claims against us, such as claims asserting that our patent rights are invalid or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, non-enablement or lack of statutory subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant material information from the USPTO, or made a materially misleading statement, during prosecution. Third parties may also raise similar validity claims before the USPTO in post-grant proceedings such as ex parte reexaminations, inter partes review, or post-grant review, or oppositions or similar proceedings outside the United States, in parallel with litigation or even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. We cannot be certain that there is or will be no invalidating prior art, of which we and the patent examiner were unaware during prosecution. For the patents and patent applications that we have licensed, we may have limited or no right to participate in the defense of any licensed patents against challenge by a third party. If a defendant were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of any future patent protection on our current or future product candidates. Such a loss of patent protection could harm our business.

We may not be able to prevent, alone or with our licensors, misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States. Our business could be harmed if in litigation the prevailing party does not offer us a license, and such a license may not be on commercially reasonable terms. Any litigation or other proceedings to enforce our intellectual property rights may fail, and even if successful, may result in substantial costs and distract our management and other employees.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have an adverse effect on the price of our common stock.

We may not have sufficient financial or other resources to adequately conduct such litigation or proceedings. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating or from successfully challenging our intellectual property rights. Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace.

Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our current and any future product candidates.

The United States has recently enacted and implemented wide ranging patent reform legislation. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce patents that we own, have licensed or that we might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions, changes in the governmental bodies that enforce them or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we own or have licensed or that we may obtain in the future.

We may not be able to protect our intellectual property rights throughout the world, which could negatively impact our business.

Filing, prosecuting and defending patents covering our current and any future product candidates in all countries throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we or our licensors have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we may obtain patent protection but where patent enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued or licensed patents and any future patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Reliance on third parties requires us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Since we rely on third parties to help us discover, develop, manufacture or commercialize our current and any future product candidates, or if we collaborate with third parties for the development, manufacturing or commercialization of our current or any future product candidates, we must, at times, share trade secrets with them. We may also conduct joint research and development programs that may require us to share trade secrets under the terms of our research and development partnerships or similar agreements. We seek to protect our proprietary technology in part by entering into confidentiality agreements and, if applicable, material transfer agreements, consulting agreements or other similar agreements with our advisors, employees, third-party contractors and consultants prior to beginning research or disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure could have an adverse effect on our business and results of operations.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors and consultants to publish data potentially relating to our trade secrets. Despite our efforts to protect our trade secrets, we may not be able to prevent the unauthorized disclosure or use of our technical know-how or other trade secrets by the parties to these agreements. Moreover, we cannot guarantee that we have entered into such agreements with each party that may have or have had access to our confidential information or proprietary technology and processes. Monitoring unauthorized uses and disclosures is difficult, and we do not know whether the steps we have taken to protect our proprietary technologies will be effective. If any of the collaborators, scientific advisors, employees, contractors and consultants who are parties to these agreements breaches or violates the terms of any of these agreements, we may not have adequate remedies for any such breach or violation, and we could lose our trade secrets as a result. Moreover, if confidential information that is licensed or disclosed to us by our partners, collaborators, or others is inadvertently disclosed or subject to a breach or violation, we may be exposed to liability to the owner of that confidential information. Enforcing a claim that a third-party illegally or unlawfully obtained and is using our trade secrets, like patent litigation, is expensive and time consuming, and the outcome is unpredictable. In addition, courts outside the United States are sometimes less willing to protect trade secrets.

Any trademarks we may obtain may be infringed or successfully challenged, resulting in harm to our business.

We expect to rely on trademarks as one means to distinguish any of our product candidates that are approved for marketing from the products of our competitors. We have not yet selected trademarks for our product candidates and have not yet begun the process of applying to register trademarks for our current or any future product candidate. Once we select trademarks and apply to register them, our trademark applications may not be approved. Third parties may oppose our trademark applications or otherwise challenge our use of the trademarks. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Our competitors may infringe our trademarks, and we may not have adequate resources to enforce our trademarks.

In addition, any proprietary name we propose to use with our current or any other product candidate in the United States must be approved by the FDA, regardless of whether we have registered it, or applied to register it, as a trademark. The FDA typically conducts a review of proposed product names, including an evaluation of the potential for confusion with other product names. If the FDA objects to any of our proposed proprietary product names, we may be required to expend significant additional resources in an effort to identify a suitable proprietary product name that would qualify under applicable trademark laws, not infringe the existing rights of third parties and be acceptable to the FDA.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

In addition to seeking patent and trademark protection for our product candidates, we may also rely on trade secrets, including unpatented know-how, technology and other proprietary information, to maintain our competitive position. We seek to protect our trade secrets, in part, by entering into non-disclosure and confidentiality agreements with parties who have access to them, such as our employees, corporate collaborators, outside scientific collaborators, contract manufacturers, consultants, advisors and other third parties. We also enter into confidentiality and invention or patent assignment agreements with our employees, advisors and consultants. Despite these efforts, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets. Monitoring unauthorized uses and disclosures of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property will be effective. In addition, we may not be able to obtain adequate remedies for any such breaches. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret is difficult, expensive and time-consuming, and the outcome is unpredictable. In addition, some courts inside and outside the United States are less willing or unwilling to protect trade secrets.

Moreover, our competitors may independently develop knowledge, methods and know-how equivalent to our trade secrets. Competitors could purchase our products and replicate some or all of the competitive advantages we derive from our development efforts for technologies on which we do not have patent protection. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor, we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor, our competitive position would be harmed.

We also seek to preserve the integrity and confidentiality of our data and other confidential information by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and detecting the disclosure or misappropriation of confidential information and enforcing a claim that a party illegally disclosed or misappropriated confidential information is difficult, expensive and time-consuming, and the outcome is unpredictable. Further, we may not be able to obtain adequate remedies for any breach. In addition, our confidential information may otherwise become known or be independently discovered by competitors, in which case we would have no right to prevent them, or those to whom they communicate it, from using that technology or information to compete with us.

Risks Related to Our Common Stock and this Offering

Our operating results may fluctuate significantly or may fall below the expectations of investors or securities analysts, each of which may cause our stock price to fluctuate or decline.

We expect our operating results to be subject to annual and quarterly fluctuations. Our net loss and other operating results will be affected by numerous factors, including:

•	results of preclinical studies, IND submissions, clinical trials, or the addition or termination of clinical trials or funding support by us, or existing or future collaborators or licensing partners;

•	variations in the level of expense related to the ongoing development of the FACT platform, our product candidates or future development programs;

•

our execution of any additional collaboration, licensing or similar arrangements, and the timing of payments we may make or receive under existing or future arrangements or the termination or modification of any such existing or future arrangements;

•	any intellectual property infringement lawsuit or opposition, interference or cancellation proceeding in which we may become involved;

•	additions and departures of key personnel;

•	strategic decisions by us or our competitors, such as acquisitions, divestitures, spin-offs, joint ventures, strategic investments or changes in business strategy;

•	if any of our product candidates receives regulatory licensure, the terms of such licensure and market acceptance and demand for such product candidates;

•	regulatory developments affecting our product candidates or those of our competitors; and

•	changes in general market and economic conditions.

If our operating results fall below the expectations of investors or securities analysts, the price of our common stock could decline substantially. Furthermore, any fluctuations in our operating results may, in turn, cause the price of our stock to fluctuate substantially.

Our stock price may be volatile, and you could lose all or part of your investment.

Our stock price is likely to be highly volatile. As a result of this volatility, investors may not be able to sell their common stock at or above the initial public offering price. The market price for our common stock may be influenced by many factors, including the other risks described in this section of the prospectus titled “Risk Factors” and the following:

•	results of our preclinical studies, IND submissions and clinical trials, if any, of our product candidates, or those of our competitors or our existing or future collaborators;

•	regulatory or legal developments in the U.S. and other countries, especially changes in laws or regulations applicable to our products;

•	the success of competitive products or technologies;

•	introductions and announcements of new products by us, our future commercialization partners, or our competitors, and the timing of these introductions or announcements;

•	actions taken by regulatory agencies with respect to our products, preclinical studies, clinical trials, manufacturing process or sales and marketing terms;

•	actual or anticipated variations in our financial results or those of companies that are perceived to be similar to us;

•	the success of our efforts to acquire or in-license additional technologies, products or product candidates;

•	developments concerning any future collaborations, including but not limited to those with our sources of manufacturing supply and our commercialization partners;

•	market conditions in the pharmaceutical and biotechnology sectors;

•	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures or capital commitments;

•	developments or disputes concerning patents or other proprietary rights, including patents, litigation matters and our ability to obtain patent protection for our products;

•	our ability or inability to raise additional capital and the terms on which we raise it;

•	the recruitment or departure of key personnel;

•	changes in the structure of healthcare payment systems;

•	actual or anticipated changes in earnings estimates or changes in stock market analyst recommendations regarding our common stock, other comparable companies or our industry generally;

•	our failure or the failure of our competitors to meet analysts’ projections or guidance that we or our competitors may give to the market;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	announcement and expectation of additional financing efforts;

•	speculation in the press or investment community;

•	trading volume of our common stock;

•	sales of our common stock by us, our insiders or our other stockholders;

•	expiration of market stand-off or lock-up agreements;

•	the concentrated ownership of our common stock;

•	changes in accounting principles;

•	terrorist acts, acts of war or periods of widespread civil unrest;

•	the impact of any natural disasters or public health emergencies, such as the COVID-19 pandemic, and other calamities; and

•	general economic, industry and market conditions.

In addition, the stock markets in general, and the markets for pharmaceutical, biopharmaceutical and biotechnology stocks in particular, have experienced extreme volatility that has been often unrelated to the operating performance of the issuer. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance.

You will experience immediate and substantial dilution as a result of this offering and may experience additional dilution in the future.

The assumed initial public offering price is substantially higher than the net tangible book value per share of our outstanding common stock immediately following the completion of this offering. Based on the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, if you purchase shares of common stock in this offering, you will experience substantial and immediate dilution in the pro forma as adjusted net tangible book value per share of $6.74 as of June 30, 2021. That is because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the assumed initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution when those holding stock options or warrants exercise their right to purchase common stock under our equity incentive plans or when we otherwise issue additional shares of common stock. See “Dilution.”

The future issuance of equity or of debt securities that are convertible into equity will dilute our share capital.

We will need to raise additional capital in the future. To the extent we raise additional capital through the issuance of equity or convertible debt securities in the future, there will be further dilution to investors participating in this offering and the terms of these securities may include liquidation or other preferences that adversely affect our stockholders’ rights. Future issuances of our common stock or other equity securities, or the perception that such sales may occur, could adversely affect the trading price of our common stock and impair our ability to raise capital through future offerings of shares or equity securities. We may choose to raise additional capital through the issuance of equity or convertible debt securities due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. No prediction can be made as to the effect, if any, that future sales of common stock or the availability of common stock for future sales will have on the trading price of our common stock.

An active trading market for our common stock may not develop.

Prior to this offering, there has been no public market for our common stock. The initial public offering price for our common stock will be determined through negotiations with the underwriters. Although we have applied to list our common stock on Nasdaq, an active trading market for our shares may never develop or be sustained following this offering. If an active market for our common stock does not develop, it may be difficult for you to sell shares you purchase in this offering without depressing the market price for the shares or at all.

Because our management will have flexibility in allocating the net proceeds from this offering, you may not agree with how we use them and the proceeds may not be invested successfully.

We intend to use the net proceeds of the offering for development and regulatory activities relating to our product candidates, discovery programs, working capital and other general corporate purposes, and therefore, our management will have flexibility in allocating the offering proceeds. See “Use of Proceeds.” Accordingly, you will be relying on the judgment of our management with regard to the allocation of these net proceeds, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being allocated appropriately. It is possible that the proceeds will be invested in a way that does not yield a favorable, or any, return for our company.

If securities or industry analysts do not publish research or reports about our business, or if they issue adverse or misleading research or reports regarding us, our business or our market, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us, our business or our market. We do not currently have and may never obtain research coverage by securities and industry analysts. If no or few securities or industry analysts commence coverage of us, the trading price for our stock would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue adverse or misleading research or reports regarding us, our business model, our intellectual property, our stock performance or our market, or if our operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval and their interests may conflict with your interests as an owner of our common stock.

Based on the beneficial ownership of our common stock as of September 15, 2021, after this offering, our executive officers and directors, together with holders of five percent or more of our outstanding common stock before this offering and their respective affiliates, will beneficially own approximately 44.0% of our outstanding common stock (assuming no exercise of the underwriters’ option to purchase additional shares of common stock and no purchases of shares of common stock in this offering by this group). As a result, these stockholders, if acting together, will continue to have significant influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets and any other significant corporate transaction. The interests of these stockholders may not be the same as or may even conflict with your interests. For example, these stockholders could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders, which could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company or our assets and might affect the prevailing market price of our common stock. The significant concentration of stock ownership may adversely affect the trading price of our common stock due to investors’ perception that conflicts of interest may exist or arise.

Participation in this offering by our existing stockholders and/or their affiliated entities may reduce the public float for our common stock.

To the extent certain of our existing stockholders and their affiliated entities participate in this offering, such purchases would reduce the nonaffiliate public float of our shares, meaning the number of shares of our common stock that are not held by officers, directors and controlling stockholders. A reduction in the public float could reduce the number of shares that are available to be traded at any given time, thereby adversely impacting the liquidity of our common stock and depressing the price at which you may be able to sell shares of common stock purchased in this offering.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Our common stock price could decline as a result of sales of a large number of shares of common stock after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, might also make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

Upon the completion of this offering, 31,734,101 shares of common stock will be outstanding (33,159,101 shares if the underwriters exercise their option to purchase additional shares from us in full), based on the number of shares outstanding as of June 30, 2021.

All shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates” as defined in Rule 144 under the Securities Act, or Rule 144. The resale of the remaining 22,234,101 shares, or approximately 70.1% (67.1% if the underwriters exercise their option to purchase additional shares from us in full) of our outstanding shares of common stock following this offering, is currently prohibited or otherwise restricted as a result of securities law provisions, market standoff agreements entered into by certain of our stockholders with us or lock-up agreements entered into by our stockholders with the underwriters in connection with this offering. However, subject to applicable securities law restrictions, these shares will be able to be sold in the public market beginning 181 days after the date of this prospectus. BofA Securities, Inc. and Jefferies LLC, on behalf of the underwriters, may release some or all of the shares of common stock subject to lock-up agreements at any time in their sole discretion and without notice, which would allow for earlier sales of shares in the public market. Shares issued upon the exercise of stock options and warrants outstanding under our equity incentive plans or pursuant to future awards granted under those plans will become available for sale in the public market to the extent permitted by the provisions of applicable vesting schedules, market stand-off agreements and/or lock-up agreements, as well as Rules 144 and 701 under the Securities Act. For more information, see “Shares Eligible for Future Sale.”

Upon the completion of this offering, the holders of approximately 20,056,145 shares of common stock, or 63.2% (60.5% if the underwriters exercise their option to purchase additional shares from us in full) of our outstanding shares following this offering, will have rights, subject to certain conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or our other stockholders. These stockholders’ rights to notice of this offering and to include their shares of registrable securities in this offering have been waived in connection with this offering. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans. Once we register the offer and sale of shares for the holders of registration rights and shares that may be issued under our equity incentive plans, these shares will be able to be sold in the public market upon issuance, subject to applicable securities laws and the lock-up agreements described under “Underwriting.”

We are an “emerging growth company” and a “smaller reporting company,” and the reduced disclosure requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. We will remain an emerging growth company until the earlier of (i) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeded $700.0 million as of the prior June 30th and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

An emerging growth company may take advantage of specified reduced reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•

being permitted to present only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•	an exemption from compliance with any new requirements adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotations;

•	reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements; and

•	exemptions from the requirement to hold a nonbinding advisory vote on executive compensation and to obtain stockholder approval of any golden parachute payments not previously approved.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our investors may be different from the information you might receive from other public reporting companies that are not emerging growth companies in which you hold equity interests. The JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. We have elected to take advantage of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we will adopt the new or revised standard at the time private companies adopt the new or revised standard and will do so until such time that we either irrevocably elect to “opt out” of such extended transition period or no longer qualify as an emerging growth company. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies.

We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and have reduced disclosure obligations regarding executive compensation, and, similar to emerging growth companies, if we are a smaller reporting company with less than $100 million in annual revenue, we would not be required to obtain an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

Anti-takeover provisions in our charter documents to be in effect upon the completion of this offering and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in the amended and restated certificate of incorporation and our amended and restated bylaws to be in effect upon the completion of this offering may delay or prevent an acquisition of us or a change in our management. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors. Because our board of directors is responsible for appointing the members of our management team, these provisions could in turn affect any attempt by our stockholders to replace current members of our management team. These provisions include:

•	a prohibition on actions by our stockholders by written consent;

•

a requirement that special meetings of stockholders be called only by the chairman of our board of directors, our chief executive officer, or our board of directors pursuant to a resolution adopted by a majority of the total number of authorized directors;

•	advance notice requirements for election to our board of directors and for proposing matters that can be acted upon at stockholder meetings;

•	a requirement that directors may only be removed “for cause” and only with 66 2/3% voting stock of our stockholders;

•	a requirement that only the board of directors may change the number of directors and fill vacancies on the board;

•	division of our board of directors into three classes, serving staggered terms of three years each; and

•	the authority of the board of directors to issue preferred stock with such terms as the board of directors may determine.

Moreover, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, as amended, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner. These provisions would apply even if the proposed merger or acquisition could be considered beneficial by some stockholders.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices. Additionally, if we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

As a public company, and particularly after we are no longer an emerging growth company or a smaller reporting company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Also the Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and operating results. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or to incur substantial costs to maintain the same or similar coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors or our board committees or as executive officers. However, these rules and regulations are often subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices.

In addition, as a public company, we will be required to incur additional costs and obligations in order to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act. Under these rules, beginning with our second annual report on Form 10-K after we become a public company, we will be required to make a formal assessment of the effectiveness of our internal control over financial reporting, and once we cease to be an emerging growth company or a smaller reporting company with less than $100 million in annual revenue, we will be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaging in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are designed and operating effectively, and implement a continuous reporting and improvement process for internal control over financial reporting.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. Our internal control over financial reporting will not prevent or detect all errors and all fraud.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities. In addition, if we are not able to continue to meet these requirements, we may not be able to remain listed on Nasdaq.

Our disclosure controls and procedures may not prevent or detect all errors or acts of fraud.

Upon the completion of this offering, we will become subject to the periodic reporting requirements of the Exchange Act. We designed our disclosure controls and procedures to reasonably assure that information we must disclose in reports we file or submit under the Exchange Act is accumulated and communicated to management, and recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We believe that any disclosure controls and procedures or internal controls and procedures, no matter how well-conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

These inherent limitations include the facts that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by an unauthorized override of the controls. Accordingly, because of the inherent limitations in our control system, misstatements due to error or fraud may occur and not be detected.

Because we do not anticipate paying any cash dividends on our capital stock in the foreseeable future, your ability to achieve a return on your investment will depend on appreciation of the value of our common stock.

We have never declared or paid cash dividends on our capital stock. We currently intend to retain all of our future earnings, if any, to finance the growth and development of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to any appreciation in the value of our common stock, which is not certain.

We may be subject to securities litigation, which is expensive and could divert our management’s attention.

In the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Regardless of the merits or the ultimate results of such litigation, securities litigation brought against us could result in substantial costs and divert our management’s attention from other business concerns.

Our certificate of incorporation and bylaws to be effective upon the completion of this offering designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation to be effective upon the completion of this offering provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the

State of Delaware (or, if the Court of Chancery of the State of Delaware does not have jurisdiction, another state court located within the State of Delaware, or the federal district court for the District of Delaware) shall be the sole and exclusive forum for the following types of proceedings: (1) any derivative action or proceeding brought on our behalf under Delaware law, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or bylaws, (4) any other action asserting a claim that is governed by the internal affairs doctrine or (5) any other action asserting an “internal corporate claim,” as defined in Section 115 of the Delaware General Corporation Law. This provision would not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. Our amended and restated bylaws further provide that the federal district courts of the United States of America will be the exclusive forum to the fullest extent permitted by law, for resolving any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees. Alternatively, if a court were to find these provisions of our amended and restated certificate of incorporation and amended and restated bylaws inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and to have consented to the provisions of our amended and restated certificate of incorporation and amended and restated bylaws described above.

Our ability to use net operating loss carryforwards and other tax attributes may be limited in connection with this offering or other ownership changes.

We have incurred substantial losses during our history, do not expect to become profitable in the near future and may never achieve profitability. To the extent that we continue to generate taxable losses, unused losses will carry forward to offset future taxable income, if any, subject to certain limitations (including the limitations described below) until such unused losses expire (if at all). At December 31, 2020, we had federal and state net operating loss (“NOL”) carryforwards of approximately $13.2 million and $12.5 million, respectively. The federal NOL carryforwards are not subject to expiration. The state NOL carryforwards expire at various dates beginning in 2039. In addition, as of December 31, 2020, we had $0.1 million and $0.1 million of federal and state research and development credit carryforwards, respectively, which begin to expire in 2039.

Our NOL and credit carryforwards are subject to review and possible adjustment by the IRS, and state tax authorities. Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, our federal NOL and credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership of our company. An “ownership change” pursuant to Section 382 of the Code generally occurs if one or more stockholders or groups of stockholders who own at least 5% of a company’s stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Our ability to utilize our NOL carryforwards and other tax attributes to offset future taxable income or tax liabilities may be limited as a result of ownership changes, including potential changes in connection with this offering. Similar rules may apply under state tax laws. We have not yet determined the amount of the cumulative change in our ownership resulting from this offering or other transactions, or any resulting limitations on our ability to utilize our NOL carryforwards and other tax attributes. In addition, we may experience ownership changes in the future due to subsequent shifts in our stock, some of which are outside of our control. If we earn taxable income, such limitations could result in increased future income tax liability to us and our future cash flows could be adversely affected. We have recorded a full valuation allowance related to our NOL carryforwards and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical fact contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “would,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. The forward-looking statements in this prospectus are only predictions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

•	our ability to develop and advance our current product candidates and programs, and to successfully initiate and complete clinical trials;

•	the ability of our clinical trials to demonstrate the safety, purity and potency of our product candidates and other positive results;

•	the size of the market opportunity for our product candidates, including our estimates of the number of patients who suffer from the cancers we are targeting;

•	our manufacturing, commercialization and marketing capabilities and strategy;

•	our plans to further develop the FACT platform and expand our pipeline of product candidates;

•	the impact of the COVID-19 pandemic on our business, financial condition, results of operations, and prospects;

•	the timing or likelihood of regulatory filings and approvals for our product candidates;

•	regulatory developments in the United States and Europe and other foreign countries;

•	our expectations and plans to obtain funding for our operations, including from our existing and potential future collaboration and licensing agreements;

•	our expectations regarding our ability to obtain and maintain intellectual property protection for our product candidates;

•

our continued reliance on third parties to manufacture our product candidates for preclinical studies, and, in the future, to conduct clinical trials and manufacture product candidates for such clinical trials;

•	our anticipated use of proceeds from this offering; and

•	our estimates regarding expenses, future revenue, capital requirements and needs for additional financing.

In addition, statements such as “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus and, although we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted a thorough inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $128.6 million, based on an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ option to purchase additional shares from us is exercised in full, we estimate that our net proceeds will be approximately $148.5 million.

Each $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds from this offering by $8.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each 1 million share increase (decrease) in the number of shares offered by us would increase (decrease) the net proceeds from this offering by $14.0 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although it may accelerate the time when we need to seek additional capital.

We currently intend to use the net proceeds from this offering, together with our existing cash and cash equivalents for the following:

•

approximately $50.0 million to advance PYX-201 through IND-enabling studies and, assuming success of those studies and subject to FDA review of an IND submission, to initiate Phase 1 trial with this program;

•

approximately $45.0 million to advance PYX-202 through IND-enabling studies and, assuming success of those studies and subject to FDA review of an IND submission, to initiate Phase 1 trial with this program;

•

approximately $45.0 million to advance PYX-203 through IND-enabling studies and, assuming success of those studies and subject to FDA review of an IND submission, to initiate Phase 1 trial with this program;

•	approximately $45.0 million for continued advancement of our IO discovery programs;

•

approximately $50.0 million for business development activities, including in-licensed programs, the identification and advancement of additional programs and development candidates, and to acquire, or invest in additional businesses, technologies, products or assets, although currently we have no specific agreements, commitments or understandings in this regard; and

•

the remaining proceeds for the continued advancement of our pipeline, milestones for previously in-licensed programs, hiring of additional personnel, costs of operating as a public company, and other general corporate purposes.

Based on our planned use of the net proceeds from this offering and our current cash and cash equivalents, we estimate that such funds will enable us to fund our operating expenses and capital expenditure requirements into the second half of 2024. We have based this estimate on assumptions that may prove to be incorrect, and we could use our available capital resources sooner than we currently expect.

This expected use of the net proceeds from this offering represents our current intentions based upon our present plans and business conditions, which could change in the future as our plans and business conditions evolve. As of the date of this prospectus, we cannot predict with certainty all of the particular uses for the net proceeds to be received upon the completion of this offering or the amounts that we will actually spend on the uses set forth above. Our existing cash as of the date of this prospectus, together with the estimated net proceeds from this offering, will not be sufficient to fund development of our product candidates through regulatory approval and commercialization, and we will need to raise substantial additional capital to complete the development and commercialization of our product candidates. The amounts and timing of our actual expenditures may vary significantly depending on numerous factors, including the time and cost necessary to conduct our ongoing and planned preclinical studies and planned clinical trials, the results of such studies and trials, as well as any collaborations that we may enter into with third parties for our product candidates, and the amount of cash used in our operations and any unforeseen cash needs as well as other factors described in the section of this prospectus titled “Risk Factors”. We may find it necessary or advisable to use the net proceeds for other purposes. As a result, our management will retain broad discretion over the allocation of the net proceeds from this offering.

Pending the use of the proceeds from this offering, we may invest the proceeds in interest-bearing, investment-grade securities, certificates of deposit and/or U.S. government securities.

DIVIDEND POLICY

We have never declared or paid any dividends on our common stock. We do not anticipate declaring or paying any cash dividends on our common stock in the foreseeable future. Any future determination to declare and pay cash dividends, if any, will be made at the discretion of our board of directors and will depend on a variety of factors, including applicable laws, our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, general business or financial market conditions and other factors our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of June 30, 2021:

•	on an actual basis;

•

on a pro forma basis to give effect to (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 20,056,145 shares of our common stock upon the closing of this offering and (ii) the filing and effectiveness of our restated certificate of incorporation immediately prior to the closing of this offering; and

•

on a pro forma as adjusted basis to give further effect to (i) our issuance and sale of 9,500,000 shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the milestone payment of $9.6 million expected to be paid in the fourth quarter of 2021 to LegoChem.

You should read the information in this table together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this prospectus.

	As of June 30, 2021
(in thousands, except share and per share data)	Actual	Pro Forma	Pro Forma As Adjusted
Cash and cash equivalents	$142,473	$142,473	$262,229

Series A convertible preferred stock, $0.001 par value; 22,724,926 shares authorized, 22,724,925 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	$21,942	$—	$—
Series B convertible preferred stock, $0.001 par value; 104,812,248 shares authorized, 104,812,248 shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted	172,081	—	—
Stockholders’ equity (deficit):
Preferred stock, $0.001 par value; no shares authorized, issued or outstanding, actual; 10,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value; 167,000,000 shares authorized, 2,177,956 shares issued and 1,519,007 shares outstanding, actual; 190,000,000 shares authorized, pro forma and pro forma as adjusted; 22,234,101 shares issued and outstanding, pro forma; 31,734,101 shares issued and outstanding, pro forma as adjusted	2	22	32
Additional paid-in capital	3,124	197,127	325,692
Accumulated deficit	(60,714)	(60,714)	(63,684)

Total stockholders’ (deficit) equity	(57,588)	136,435	262,040

Total capitalization	$136,435	$136,435	$262,040

The pro forma as adjusted information above is illustrative only, and our capitalization following the closing of this offering will depend on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $8.8 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase (decrease) of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by $14.0 million, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The table and discussion above are based on 2,177,956 shares of common stock outstanding as of June 30, 2021, and includes 20,056,145 shares of our common stock issuable upon the automatic conversion of all outstanding shares of our Series A convertible preferred stock and Series B convertible preferred stock immediately prior to the completion of this offering, and excludes:

•	2,757,871 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2021 under our 2019 Plan, at a weighted average exercise price of $4.96 per share;

•	1,134,864 shares of our common stock issuable upon the exercise of stock options granted after June 30, 2021 under our 2019 Plan, at a weighted average exercise price of $8.71 per share; and

•

3,852,807 and 424,595 additional shares of common stock that will become available for issuance under our 2021 Plan and our 2021 ESPP, respectively, each of which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under our 2021 Plan and 2021 ESPP.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of June 30, 2021 was $(57.6) million, or $(26.44) per share of common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets (total assets less intangible assets) less our total liabilities and convertible preferred stock. Historical net tangible book value (deficit) per share represents historical net tangible book value (deficit) divided by 2,177,956 shares of our common stock, which includes 658,947 shares of our non-vested restricted common stock as of June 30, 2021.

Our pro forma net tangible book value as of June 30, 2021 was $136.4 million, or $6.14 per share of common stock. This represents an immediate increase in pro forma net tangible book value per share of $32.58 to existing stockholders. Pro forma net tangible book value represents the amount of our total tangible assets (total assets less intangible assets) less our total liabilities, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 20,056,145 shares of our common stock upon the closing of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value divided by the total number of shares outstanding as of June 30, 2021, after giving effect to such automatic conversion.

After giving further effect to our issuance and sale of 9,500,000 shares of our common stock in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and after the milestone payment of $9.6 million expected to be paid in the fourth quarter of 2021 to LegoChem, our pro forma as adjusted net tangible book value as of June 30, 2021 would have been $262.0 million, or $8.26 per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $2.12 to existing stockholders and immediate dilution of $6.74 in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$15.00
Historical net tangible book value (deficit) per share as of June 30, 2021	$(26.44)
Increase in net tangible book value per share attributable to the automatic conversion of preferred stock	32.58

Pro forma net tangible book value per share as of June 30, 2021	$6.14
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing common stock in this offering	2.12

Pro forma as adjusted net tangible book value per share immediately after this offering		8.26

Dilution per share to new investors purchasing common stock in this offering		$6.74

The dilution information discussed above is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. A $1.00 increase (decrease) in the assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $0.28 and dilution per share to new investors purchasing common stock in this offering by $0.72, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase our pro forma as adjusted net tangible book value per share after this offering by $0.17 and decrease the dilution per share to new investors purchasing common stock in this offering by $0.17, assuming no change in the assumed initial public offering price per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1,000,000 shares in the number of shares offered by us, as set forth on the cover page of this prospectus, would decrease our pro forma as adjusted net tangible book value per share after this offering by $0.19 and increase the dilution per share to new investors purchasing common stock in this offering by $0.19, assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase additional shares of our common stock in full, our pro forma as adjusted net tangible book value per share after this offering would be $8.50, representing an immediate increase in pro forma as adjusted net tangible book value per share of $0.24 to existing stockholders and immediate dilution in pro forma as adjusted net tangible book value per share of $6.50 to new investors purchasing common stock in this offering, assuming an initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The following table summarizes, as of June 30, 2021 on a pro forma as adjusted basis, the total number of shares of common stock purchased from us on an as converted to common stock basis, the total consideration paid or to be paid and the average price per share paid or to be paid by existing stockholders and by new investors in this offering at an assumed initial public offering price of $15.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. As the table shows, new investors purchasing common stock in this offering will pay an average price per share substantially higher than our existing stockholders paid.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount (in thousands)	Percentage
Existing stockholders	22,234,101	70.1%	$136,435	48.9%	$6.14
Investors participating in this offering	9,500,000	29.9%	142,500	51.1%	15.00

Total	31,734,101	100%	$278,935	100%	$8.79

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares of our common stock is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced by 3% of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors purchasing common stock in this offering would be increased by 3% of the total number of shares of our common stock outstanding after this offering.

The tables and discussion above are based on 2,177,956 shares of common stock outstanding as of June 30, 2021, and includes 20,056,145 shares of our common stock issuable upon the automatic conversion of all outstanding shares of our Series A convertible preferred stock and Series B convertible preferred stock immediately prior to the completion of this offering, and excludes:

•	2,757,781 shares of our common stock issuable upon the exercise of stock options outstanding as of June 30, 2021 under our 2019 Plan, at a weighted average exercise price of $4.96 per share;

•	1,134,864 shares of our common stock issuable upon the exercise of stock options granted after June 30, 2021 under our 2019 Plan, at a weighted average exercise price of $8.71 per share; and

•

3,852,807 and 424,595 additional shares of common stock that will become available for issuance under our 2021 Plan and our 2021 ESPP, respectively, each of which will become effective immediately prior to the effectiveness of the registration statement of which this prospectus is a part, as well as any automatic increases in the number of shares of common stock reserved for future issuance under our 2021 Plan and 2021 ESPP.

To the extent that outstanding stock options are exercised, new stock options or warrants are issued, or we issue additional shares of common stock in the future, there will be further dilution to our stockholders, including investors purchasing common stock in this offering. In addition, we may choose to raise additional capital because of market conditions or strategic considerations, even if we believe that we have sufficient funds for our current or future operating plans. If we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders, including investors purchasing shares of common stock in this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the “Risk Factors” section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a preclinical oncology company focused on developing an arsenal of next-generation therapeutics to target difficult-to-treat cancers and improve quality of life for patients. We develop our product candidates with the objective to directly kill tumor cells, and to address the underlying pathologies created by cancer that enable its uncontrollable proliferation and immune evasion. Since our launch in 2019, we have developed a broad portfolio of novel antibody drug conjugate, or ADC, product candidates and monoclonal antibody, or mAb, preclinical discovery programs that we are developing as monotherapies and in combination with other therapies.

Since our inception, we have focused substantially all our resources on organizing and staffing our company, business planning, raising capital, conducting research and development activities, filing and prosecuting patent applications, identifying potential product candidates and undertaking preclinical studies and a clinical trial. We do not have any products approved for sale and have not generated any revenue from product sales or from any other sources. To date, we have funded our operations with proceeds from sales of convertible preferred stock. Through June 30, 2021, we had received gross proceeds of $174.0 million, excluding $20.5 million associated with the license agreements, from sales of our convertible preferred stock. Our ability to generate any product revenue, and in particular to generate product revenue sufficient to achieve profitability, will depend on the successful development and eventual commercialization of one or more of our product candidates.

Since our inception, we have incurred significant operating losses. We reported net losses of $2.8 million and $12.8 million for the years ended December 31, 2019 and 2020, and $5.1 million and $45.0 million for the six months ended June 30, 2020 and 2021, respectively. As of June 30, 2021, we had an accumulated deficit of $60.7 million. We expect to continue to incur significant expenses and operating losses for the foreseeable future. We expect that our expenses and capital expenditures will increase substantially in connection with our ongoing activities, particularly if and as we:

•	manufacture product candidates, conduct IND enabling studies and submit INDs and initiate Phase 1 clinical trials for our ADC product candidates, PYX-201, PYX-202 and PYX-203;

•	select antibody programs to take into development including manufacture product candidates, conduct IND enabling studies and submit INDs and initiate Phase 1 clinical trials;

•	initiate, conduct and successfully complete later-stage clinical trials;

•	scale up external manufacturing capabilities for later stage trials and to commercialize our products;

•	seek marketing licenses for any product candidates that successfully complete clinical trials;

•	ultimately establish a sales, marketing and distribution infrastructure for which we may obtain marketing licensure;

•	leverage the FACT platform to identify and then advance additional product candidates into preclinical and clinical development;

•	expand, maintain and protect our intellectual property portfolio;

•	hire additional clinical, regulatory, scientific, operational, financial and management information personnel; and operate as a public company after this offering.

We will not generate revenue from product sales unless and until we successfully complete clinical development and obtain regulatory approval for one or more of our product candidates. If we obtain regulatory approval for any of our product candidates, we expect to incur significant expenses related to developing our commercialization capability to support product sales, marketing and distribution. Further, following the completion of this offering, we expect to incur additional costs associated with operating as a public company.

As a result, we will need substantial additional funding to support our continuing operations and pursue our growth strategy. Until such time as we can generate significant revenue from product sales, if ever, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. We may be unable to raise additional funds or enter into such other agreements or arrangements when needed on favorable terms, or at all. If we fail to raise capital or enter into such agreements or arrangements as, and when, needed, we may have to significantly delay, scale back or discontinue the development and commercialization of one or more of our product candidates.

Because of the numerous risks and uncertainties associated with pharmaceutical product development, we are unable to accurately predict the timing or amount of increased expenses or when, or if, we will be able to achieve or maintain profitability. Even if we are able to generate product sales, we may not become profitable. If we fail to become profitable or are unable to sustain profitability on a continuing basis, then we may be unable to continue our operations at planned levels and may be forced to reduce or terminate our operations.

We are monitoring the potential impact of the COVID-19 pandemic on our business and consolidated financial statements. To date, we have not experienced material business disruptions. We are following, and will continue to follow, recommendations from the U.S. Centers for Disease Control and Prevention as well as federal, state and local governments regarding working-from-home practices for non-essential employees. For example, the COVID-19 pandemic in Massachusetts resulted in a temporary reduction in workforce presence at our Cambridge research facility. While we increased workforce presence at our facility in the second quarter of 2020, not all employees have returned to our facility and we cannot be certain that we will not be required to close our facility in the future as a result of the COVID-19 pandemic. We cannot be certain what the overall impact of the COVID-19 pandemic will be on our business, and it has the potential to adversely affect our business.

Components of Our Results of Operations

Operating Expenses

Research and Development Expenses

Research and development expenses consist of costs incurred for our research activities, including our discovery efforts, and the development of our programs. These expenses include:

•	employee-related expenses, including salaries, payroll taxes, related benefits and stock-based compensation expense for employees engaged in research and development functions;

•

expenses incurred in connection with our product candidates and the development of research programs, including under agreements with third parties, such as consultants, contractors, contract manufacturing organizations, or CMOs, and contract research organizations, or CROs;

•	laboratory supplies and research materials; and

•	facilities, depreciation and other expenses, which include direct and allocated expenses for rent and maintenance of facilities and insurance.

We expense research and development costs as incurred. Non-refundable advance payments that we make for goods or services to be received in the future for use in research and development activities are recorded as prepaid expenses. The prepaid amounts are expensed as the related goods are delivered or the services are performed, or when it is no longer expected that the goods will be delivered or the services rendered.

Our direct external research and development expenses consist of costs that include fees, reimbursed materials and other costs paid to consultants, contractors, CMOs and CROs in connection with our preclinical and clinical activities. We do not allocate employee costs, costs associated with our discovery efforts, laboratory supplies, and facilities expenses, including depreciation or other indirect costs, to specific product development programs because these costs are deployed across multiple programs and our platform and, as such, are not separately classified.

Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage clinical trials. We expect that our research and development expenses will increase substantially in connection with our ongoing and planned preclinical and clinical development activities in the near term and in the future. The successful development of our product candidates is highly uncertain. At this time, we cannot accurately estimate or know the nature, timing and costs of the efforts that will be necessary to complete the preclinical and clinical development of any of our product candidates and we may never succeed in obtaining regulatory approval for any of our product candidates.

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and personnel-related costs, including stock-based compensation, for our personnel in executive, legal, finance and accounting, human resources and other administrative functions. General and administrative expenses also include legal fees relating to patent and corporate matters; professional fees paid for accounting, auditing, consulting and tax services; insurance costs; travel expenses; and facility costs not otherwise included in research and development expenses.

We anticipate that our general and administrative expenses will increase in the future as we increase our headcount to support our continued research activities and development of our programs and platform. We also anticipate that we will incur increased accounting, audit, legal, regulatory, compliance, director and officer insurance, and investor and public relations expenses associated with operating as a public company.

Other Income (Expense)

Interest income consists of interest earned on our invested cash and cash equivalent balances. We expect our interest income will increase as we invest the cash received from the net proceeds from this offering.

The change in fair value of derivative liability represents the increase in the fair value of the derivative liability recorded as a result of an opt-in, investment and additional consideration agreement with LegoChem, or the “Opt-In Agreement.”

Loss from Equity Method Investment in Joint Venture

In March 2021, we entered into definitive transaction agreements with Alloy Therapeutics, Inc. (“Alloy”) and Voxall Therapeutics, LLC to finance and operate Voxall, a joint venture company formed in collaboration with Alloy to leverage our technology and Alloy’s ATX-Gx™ platform and antibody discovery services. We account for our investment in the Voxall joint venture under the equity method.

Income Taxes

Since our inception, we have not recognized any income tax benefits for the net losses we have incurred or for the research and development tax credits earned in each year and interim period, as we believe, based upon the weight of available evidence, that it is more likely than not that all of our net operating loss, or NOL, carryforwards and tax credit carryforwards will not be realized.

As of December 31, 2020, we had federal NOL carryforwards of $13.2 million available to reduce future federal taxable income. The federal NOL carryforwards are not subject to expiration. The Tax Cuts and Jobs Act, or the TCJA, enacted on December 22, 2017, limits a taxpayer’s ability to utilize NOL deduction in a year to 80% taxable income for federal NOLs arising in tax years beginning after December 31, 2017. The Coronavirus Aid, Relief, and Economic Security Act, enacted on March 27, 2020, retroactively and temporarily (for taxable years beginning before January 1, 2021) suspends application of the 80%-of-income limitation on the use of NOLs. As of December 31, 2020, we had state NOL carryforwards of $12.5 million available to reduce future state taxable income, which expire at various dates beginning in 2039.

Results of Operations

Comparison of the Six Months Ended June 30, 2020 and 2021

The following table summarizes our results of operations for the six months ended June 30, 2020 and 2021 (in thousands):

	Six Months Ended June 30,
	2020	2021	Change
Operating expenses:
Research and development	$3,484	$35,979	$32,495
General and administrative	1,639	5,691	4,052

Total operating expenses:	5,123	41,670	36,547

Loss from operations	(5,123)	(41,670)	(36,547)
Other income (expense):
Interest income	65	10	(55)
Service fee income from related party	—	181	181
Change in fair value of derivative liability	—	(3,261)	(3,261)

Total other income (expense)	65	(3,070)	(3,135)
Loss from equity method investment in joint venture	—	(231)	(231)

Net loss and comprehensive loss	$(5,058)	$(44,971)	$(39,913)

Research and Development Expenses

The following table summarizes our research and development expenses for the six months ended June 30, 2020 and 2021 (in thousands):

	Six Months Ended June 30,
	2020	2021	Change
Research and development program expenses	$1,809	$32,029	$30,220
Compensation and related benefits	1,094	3,018	1,924
Other research and development	581	932	351

Total research and development expenses	$3,484	$35,979	$32,495

Total research and development expenses were $3.5 million for the six months ended June 30, 2020, compared to $36.0 million for the six months ended June 30, 2021. The increase of $32.5 million in total research and development expenses for the six months ended June 30, 2021 was primarily due to an increase of $30.2 million in program expenses, license fees accounted for $29.4 million of the increase and direct external expenses, scientific advisory consulting expenses and laboratory supplies also increased. The increase of $1.9 million in compensation and related benefit expenses for the six months ended June 30, 2021 was primarily due to increased employee-related expenses including stock-based compensation, both of which are related to the increased headcount in our research and development functions. The increase of $0.4 million in other research and development expenses for the six months ended June 30, 2021 was primarily due to an increase in facility maintenance costs and an increase in laboratory equipment depreciation.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the six months ended June 30, 2020 and 2021 (in thousands):

	Six Months Ended June 30,
	2020	2021	Change
Compensation and related benefits	$494	$3,060	$2,566
Professional and consultant fees	849	2,255	1,406
Facilities, fees and other related costs	296	376	80

Total general and administrative expenses	$1,639	$5,691	$4,052

General and administrative expenses for the six months ended June 30, 2020 were $1.6 million, compared to $5.7 million for the six months ended June 30, 2021. The increase of $2.6 million in compensation and related benefits for the six months ended June 30, 2021 was primarily due to increased employee-related expenses attributable to the increased headcount in our general and administrative function of $0.5 million and the increased stock-based compensation of $2.1 million. The increase of $1.4 million in professional and consultant fees for the six months ended June 30, 2021 was primarily due to an increase in recruiting fees, intellectual property counsel fees, audit fees and corporate counsel fees, to support our growth as we move towards becoming a publicly traded company.

Other Income (Expense)

Interest income for the six months ended June 30, 2020 and 2021 was $0.1 million consisting of interest earned on invested cash and cash equivalent balances.

The increase in fair value of derivative liability for the six months ended June 30, 2020 and 2021 was $0 and $3.3 million due to the change in the fair value of the derivative liability recorded as a result of the Opt-In Agreement.

Service fee income from related party for the six months ended June 30, 2020 and 2021 was $0 and $0.2 million from our income related to the Voxall joint venture.

Loss from Equity Method Investment in Joint Venture

We account for our investment in the Voxall joint venture under the equity method. For the six months ended June 30, 2021, we recognized $0.2 million as our share of losses in the Voxall joint venture. As of June 30, 2021, the aggregate carrying value of our investment in the Voxall joint venture was $0.

Comparison of the Years Ended December 31, 2019 and 2020

The following table summarizes our results of operations for the years ended December 31, 2019 and 2020 (in thousands):

	Year Ended December 31,
	2019	2020	Change
Operating expenses:
Research and development	$1,224	$9,048	$7,824
General and administrative	1,655	3,846	2,191
Total operating expenses:	2,879	12,894	10,015

Loss from operations	(2,879)	(12,894)	(10,015)
Other income:
Interest income	107	66	(41)

Total other income:	107	66	(41)

Net loss and comprehensive loss	$(2,772)	$(12,828)	$(10,056)

Research and Development Expenses

The following table summarizes our research and development expenses for the years ended December 31, 2019 and 2020 (in thousands):

	Year Ended December 31,
	2019	2020	Change
Research and development program expenses	$604	$4,927	$4,323
Compensation and related benefits	360	2,645	2,285
Other research and development	260	1,476	1,216

Total research and development expenses	$1,224	$9,048	$7,824

Total research and development expenses were $1.2 million for the year ended December 31, 2019, compared to $9.0 million for the year ended December 31, 2020. The increase of $4.3 million in research and development program expenses for the year ended December 31, 2020 was primarily due to an increase in direct external expenses, scientific advisory consulting expenses and laboratory supplies. The increase of $2.3 million in compensation and related benefit expenses for the year ended December 31, 2020 was primarily due to increased employee-related expenses related to the increased headcount in our research and development functions. The increase of $1.2 million in other research and development expenses for the year ended December 31, 2020 was primarily due to an increase in facility maintenance costs and an increase in laboratory equipment depreciation.

General and Administrative Expenses

The following table summarizes our general and administrative expenses for the years ended December 31, 2019 and 2020 (in thousands):

	Year Ended December 31,
	2019	2020	Change
Compensation and related benefits	$140	$1,387	$1,247
Professional and consultant fees	1,025	1,610	585
Facilities, fees and other related costs	490	849	359

Total general and administrative expenses	$1,655	$3,846	$2,191

General and administrative expenses for the year ended December 31, 2019 were $1.7 million, compared to $3.8 million for the year ended December 31, 2020. The increase of $1.2 million in compensation and related benefits for the year ended December 31, 2020 was primarily due to increased employee-related expenses attributable to the increased headcount in our general and administrative function of $1.0 million and the increased stock-based compensation of $0.2 million. The increase of $0.6 million in professional and consultant fees for the year ended December 31, 2020 primarily due to increased intellectual property counsel fees and corporate counsel fees. The increase in facilities, fees and other related costs of $0.4 million for the year ended December 31, 2020 was primarily due to an increase in facility costs spending related to our 2020 move to our new corporate headquarters.

Other Income

Interest income for the years ended December 31, 2019 and 2020 was $0.1 million consisting of interest earned on invested cash and cash equivalent balances. The decrease in interest income for the year ended December 31, 2020 was due to the lower cash and cash equivalent balances.

Liquidity and Capital Resources

Since our inception, we have incurred significant operating losses. We expect to incur significant expenses and operating losses for the foreseeable future as we advance the preclinical development of our programs. To date, we have funded our operations with proceeds from sales of convertible preferred stock. To date, we have received gross proceeds of $174.0 million from sales of our convertible preferred stock. As of June 30, 2021, we had cash and cash equivalents of $142.5 million.

Cash Flows

The following table provides information regarding our cash flows for the periods presented (in thousands):

	Year Ended December 31,		Six Months Ended June 30,
	2019	2020	2020	2021
Net cash used in operating activities	$(2,239)	$(10,084)	$(4,263)	$(15,869)
Net cash used in investing activities	—	(1,483)	(1,344)	(590)
Net cash provided by financing activities	21,955	35	3	150,852

Net increase (decrease) in cash, cash equivalents and restricted cash	$19,716	$(11,532)	$(5,604)	$134,393

Operating Activities

During the year ended December 31, 2019, operating activities used $2.2 million of cash, primarily resulting from our net loss of $2.8 million, partially offset by non-cash charges of $0.1 million and net cash provided by changes in our operating assets and liabilities of $0.4 million. Net cash provided by changes in our operating assets and liabilities for the year ended December 31, 2019 consisted primarily of an increase of $0.5 million in accounts payable and accrued liabilities.

During the year ended December 31, 2020, operating activities used $10.1 million of cash, primarily resulting from our net loss of $12.8 million, partially offset by non-cash charges of $0.5 million and net cash used in changes in our operating assets and liabilities of $2.1 million. Net cash used in changes in our operating assets and liabilities for the year ended December 31, 2020 consisted primarily of increase of $2.3 million in accounts payable and accrued liabilities.

During the six months ended June 30, 2020, operating activities used $4.3 million of cash, primarily resulting from our net loss of $5.1 million, partially offset by non-cash charges of $0.1 million and net cash provided by changes in our operating assets and liabilities of $0.7 million. Net cash provided by changes in our operating assets and liabilities for the six months ended June 30, 2020 consisted primarily of an increase of $0.8 million in accounts payable and accrued liabilities.

During the six months ended June 30, 2021, operating activities used $15.9 million of cash, primarily resulting from our net loss of $45.0 million, partially offset by non-cash charges of $27.0 million and net cash used in changes in our operating assets and liabilities of $2.1 million. The non-cash charges of $27.0 million was primarily due to the $20.0 million of research and development license fees for Pfizer and LegoChem paid in Series B Convertible Preferred Stock, the $3.2 million change in the fair value of derivative liability and $3.0 million in stock-based compensation. Net cash provided by changes in our operating assets and liabilities for the six months ended June 30, 2021 consisted primarily of an increase of $3.4 million in the derivative liability. Changes in accounts payable, accrued liabilities and prepaid and other current assets were generally due to growth in our business, the advancement of our research programs, and the timing of vendor invoicing and payments.

Investing Activities

During the year ended December 31, 2020, net cash used in investing activities was $1.5 million due to purchases of property and equipment. The purchases of property and equipment during the year ended December 31, 2020 represented laboratory equipment, leasehold improvements, and furniture and fixtures purchases for our corporate headquarters, which we began occupying in 2020. There were no property and equipment purchased during the year ended December 31, 2019.

During the six months ended June 30, 2020 and 2021, net cash used in investing activities was $1.3 million and $0.6 million, respectively, due to purchases of property and equipment. The purchases of property and equipment represented laboratory equipment, leasehold improvements, and furniture and fixtures purchases. During the six months ended June 30, 2021, we also made an investment in our joint venture, Voxall Therapeutics, LLC, for $0.1 million.

Financing Activities

During the years ended December 31, 2019 and 2020, net cash provided by financing activities was $22.0 million and less than $0.1 million, respectively, consisting primarily of net proceeds from the sale of our Series A convertible preferred stock and the issuance of common and restricted stock.

During the six months ended June 30, 2021, net cash provided by financing activities was $150.9 million, consisting primarily of net proceeds of $151.6 million from the sale of our Series B convertible preferred stock, offset by $0.8 million of deferred offering costs.

Funding Requirements

We expect our expenses to increase substantially in connection with our ongoing activities, particularly as we advance the preclinical activities and clinical trials for our product candidates in development. The timing and amount of our funding requirements will depend on many factors, including:

•	the manufacture of product candidates, completion of our IND enabling studies and initiation of Phase 1 clinical trials for PYX-201, PYX-202 and PYX-203;

•	the timing and progress of our other preclinical and clinical development activities;

•	the number and scope of other preclinical and clinical programs we decide to pursue;

•	the progress of the development efforts of parties with whom we have entered or may in the future enter into in-licensing, collaborations and research and development agreements;

•

the costs and timing of future commercialization activities, including product manufacturing, marketing, sales and distribution, for any of our product candidates for which we receive marketing licensure;

•	our ability to maintain our current licenses and research and development programs and to establish new collaboration arrangements;

•	the costs involved in prosecuting, maintaining and enforcing patent and other intellectual property rights;

•	any delays or interruptions, including due to the COVID-19 pandemic, that we experience in our preclinical studies, future clinical trials and/or supply chain;

•	the cost and timing of regulatory licenses; and

•	our efforts to hire additional clinical, regulatory, scientific, operational, financial and management personnel.

We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will enable us to fund our operating expenses and capital expenditure requirements into the second half of 2024. However, we have based this estimate on assumptions that may prove to be wrong, and our operating plan may change as a result of many factors currently unknown to us. In addition, we could utilize our available capital resources sooner than we expect.

Until such time, if ever, we can generate substantial product revenue, we expect to finance our operations through a combination of equity offerings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. To the extent that we raise additional capital through the sale of equity or convertible debt securities, your ownership interest will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing and preferred equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions, engaging in acquisition, merger or collaboration transactions, selling or licensing our assets, making capital expenditures, redeeming our stock, making certain investments or declaring dividends. If we raise additional funds through collaborations, strategic alliances or marketing, distribution or licensing arrangements with third parties, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or product candidates, or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds through equity or debt financings when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market product candidates that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

The following summarizes our contractual obligations as of December 31, 2020 and the effects that such obligations are expected to have on our liquidity and cash flows in future periods.

We lease our operating facility in Cambridge, Massachusetts under an non-cancellable operating lease agreement for our corporate headquarters and laboratory space which expires in March 2022, with a remaining lease obligation of $0.5 million.

During 2020, we entered into several licensing and related agreements in the normal course of business. In accordance with the agreements, we are obligated to pay, among other items, future contingent payments, royalties, and sublicensing revenue in the future, as applicable. As of December 31, 2020, we recorded $0.5 million in accrued expenses and other current liabilities related to the LegoChem Opt-In Agreement. No other obligations were recorded as of December 31, 2020, as the related contingencies were not resolved and there were no other legal obligations or commitments as of December 31, 2020.

Pursuant to the LegoChem license agreement, we paid $9.0 million and issued shares of Series B Convertible Preferred Stock in 2021. In addition, in 2021, we settled $0.5 million of the accrued expenses and other current liabilities described above through the issuance of shares of Series B Convertible Preferred Stock as part of its Series B financing. LegoChem exercised its option in December 2020 under the Opt-In Agreement to make a $8.0 million payment, which we received in April 2021, in exchange for the right to receive an extra milestone payment of $9.6 million upon the earliest to occur of the certain events, including the date of pricing or offer of the first public offering of its common stock or if there is a change of control transaction. See Note 8 to our audited consolidated financial statements and Note 5 to our unaudited condensed financial statements appearing elsewhere in this prospectus for additional information.

Pursuant to the Pfizer license agreement, which has an effective date of March 2021, we incurred a combined $25.0 million, consisting of an upfront fee payment equal to $5.0 million and the issuance of 12,152,145 shares of Series B Convertible Preferred Stock with a value of $20.0 million in 2021.

We enter into contracts in the normal course of business with CMOs, CROs and other third parties for preclinical studies. These contracts do not contain minimum purchase commitments and are cancelable by us upon prior written notice. Payments due upon cancellation consist only of payments for services provided or expenses incurred, including non-cancelable obligations of our service providers, up to the date of cancellation. These payments are not included in the table of contractual obligations above as the amount and timing of such payments are not known.

Critical Accounting Policies and Significant Judgments and Estimates

Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States. The preparation of our consolidated financial statements and related disclosures requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, costs and expenses, and the disclosure of contingent assets and liabilities in our consolidated financial statements. We base our estimates on historical experience, known trends and events, and various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We evaluate our estimates and assumptions on an ongoing basis. Our actual results may differ from these estimates under different assumptions or conditions.

While our significant accounting policies are described in more detail in Note 2 to our audited and unaudited condensed consolidated financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our consolidated financial statements.

Research and Development Expenses

As part of the process of preparing our consolidated financial statements, we are required to estimate our accrued research and development expenses. This process involves estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual costs. The majority of our service providers invoice us in arrears for services performed, on a pre-determined schedule or when contractual milestones are met; however, some require advance payments. We make estimates of our accrued expenses as of each balance sheet date in the consolidated financial statements based on facts and circumstances known to us at that time. At each period end, we corroborate the accuracy of these estimates with the service providers and make adjustments, if necessary. Examples of estimated accrued research and development expenses include those related to fees paid to:

•	vendors in connection with discovery and preclinical development activities; and

•	CROs in connection with preclinical studies and clinical trials.

We record the expense and accrual related to contract research and manufacturing based on our estimates of the services received and efforts expended considering a number of factors, including our knowledge of the progress towards completion of the research, development and manufacturing activities; invoicing to date under contracts; communication from the CROs, CMOs and other companies of any actual costs incurred during the period that have not yet been invoiced; and the costs included in the contracts and purchase orders. The financial terms of these agreements are subject to negotiation, vary from contract to contract, and may result in uneven payment flows. There may be instances in which payments made to our vendors will exceed the level of services provided and result in a prepayment of the expense. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, we adjust the accrual or the amount of prepaid expense accordingly. Although we do not expect our estimates to be materially different from amounts actually incurred, our understanding of the status and timing of services performed relative to the actual status and timing of services performed may vary and may result in reporting amounts that are too high or too low in any particular period. To date, there have not been any material adjustments to our prior estimates of accrued research and development expenses.

Stock-Based Compensation

We currently measure all stock-based awards granted to employees, non-employees and directors based on their fair value on the date of the grant using the Black-Scholes option-pricing model for options or the difference, if any, between the purchase price per share of the award and the fair value of our common stock for restricted stock awards. Compensation expense for employee awards is recognized over the requisite service period, which is generally the vesting period of the respective award. Compensation expense for non-employee and director awards is recognized in the same manner as if we had paid cash in exchange for the goods or services, which is generally the vesting period of the award. We use the straight-line method to record the expense of awards with only service-based vesting conditions. We account for forfeitures of stock-based awards as they occur.

The Black-Scholes option-pricing model uses as inputs the fair value of our common stock and assumptions we make for the expected volatility of our common stock, the expected term of stock options, the risk-free interest rate for a period that approximates the expected term of our common stock options and our expected dividend yield. The following summarizes the inputs used:

Expected Volatility—The Company lacks company-specific historical and implied volatility information. Therefore, we estimate the expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until the Company has adequate historical data regarding the volatility of the Company’s traded stock price.

Expected Term—We use the simplified method described in the SEC’s Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB 107”), to determine the expected life of the option grants.

Risk-Free Interest Rate—The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

Dividends—Expected dividend yield is zero because we have not paid cash dividends on shares of common stock and do not expect to pay any cash dividends in the foreseeable future.

Determination of Fair Value of Common Stock

As there has been no public market for our common stock to date, the estimated fair value of our common stock has been determined by our board of directors as of the date of grant of each option award, with input from management, considering our most recently available third-party valuations of common stock and our board of directors’ assessment of additional objective and subjective factors that it believed were relevant and which may have changed from the date of the most recent valuation through the date of the grant. These third-party valuations were performed in accordance with the guidance outlined in the American Institute of Certified Public Accountants’ Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our common stock valuations were prepared using either an option pricing method, or OPM, or a hybrid method, both of which used market approaches to estimate our enterprise value. The hybrid method is a probability-weighted expected return method, or PWERM, where the equity value in one or more of the scenarios is calculated using an OPM. The PWERM is a scenario-based methodology that estimates the fair value of common stock based upon an analysis of future values for the company, assuming various outcomes. The common stock value is based on the probability-weighted present value of expected future investment returns considering each of the possible outcomes available as well as the rights of each class of stock. The future value of the common stock under each outcome is discounted back to the valuation date at an appropriate risk-adjusted discount rate and probability weighted to arrive at an indication of value for the common stock. A discount for lack of marketability of the common stock is then applied to arrive at an indication of value for the common stock. The OPM treats common stock and preferred stock as call options on the total equity value of a company, with exercise prices based on the value thresholds at which the allocation among the various holders of a company’s securities changes. Under the OPM method, the common stock has value only if the funds available for distribution to stockholders exceeded the value of the preferred stock liquidation preferences at the time of the liquidity event, such as a strategic sale or a merger. These third-party valuations were performed at various dates, which resulted in valuations of our common stock of $0.06 per share as of July 31, 2019, $2.23 per share as of September 30, 2020, $5.34 per share as of February 28, 2021, and $8.71 per share as of June 30, 2021.

In addition to considering the results of these third-party valuations, our board of directors considered various objective and subjective factors to determine the fair value of our common stock as of each grant date, including:

•	the prices at which we sold shares of preferred stock and the superior rights and preferences of the preferred stock relative to our common stock at the time of each grant;

•	the progress of our research and development programs, including the status and results of preclinical studies and clinical trials for our product candidates;

•	our stage of development and our business strategy;

•	external market conditions affecting the biopharmaceutical industry and trends within the biopharmaceutical industry;

•	our financial position, including cash on hand, and our historical and forecasted performance and operating results;

•	the lack of an active public market for our common stock and our preferred stock;

•	the likelihood of achieving a liquidity event, such as an initial public offering, or IPO, or sale of our company in light of prevailing market conditions; and

•	the analysis of IPOs and the market performance of similar companies in the biopharmaceutical industry.

The assumptions underlying these valuations represented management’s best estimate, which involved inherent uncertainties and the application of management’s judgment. As a result, if we had used significantly different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different.

Once a public trading market for our common stock has been established in connection with the completion of this offering, it will no longer be necessary for our board of directors to estimate the fair value of our common stock in connection with our accounting for granted stock options and other such awards we may grant, as the fair value of our common stock will be determined based on the quoted market price of our common stock.

Options Granted

The following table summarizes by grant date the number of shares of common stock subject to options granted between December 2019 through September 15, 2021, the per share exercise price of the options, the per share fair value of our common stock on each grant date, and the per share estimated fair value of the options:

Grant Date	Number of Shares Subject to Options Granted	Award Type	Per Share Exercise Price of Options	Per Share Fair Value of Common Stock on Grant Date	Per Share Estimated Fair Value of Awards
January 22, 2019(1)	994,650	Restricted Stock	$0.01	$0.01	$0.01
December 6, 2019	472,828	Options	$0.06	$0.06	$0.06
April 8, 2020	132,034	Options	$0.06	$0.06	$0.06
July 15, 2020	68,826	Options	$0.06	$0.06	$0.06
November 18, 2020	58,051	Options	$2.23	$2.23	$1.53
December 15, 2020	1,193	Options	$2.23	$2.23	$1.53
March 31, 2021	2,498,818	Options	$5.34	$5.34	$3.56
April 23, 2021	38,671	Options	$5.34	$5.34	$3.56
July 31, 2021	388,884	Options	$8.71	$8.71	$5.60
August 2, 2021	25,781	Options	$8.71	$8.71	$5.60
August 16, 2021	40,243	Options	$8.71	$8.71	$5.60
August 19, 2021	78,625	Options	$8.71	$8.71	$5.60
August 23, 2021	328,667	Options	$8.71	$8.71	$5.60
September 13, 2021	157,257	Options	$8.71	$8.71	$5.60
September 15, 2021	115,407	Options	$8.71	$8.71	$5.60

(1)	The January 22, 2019 grants consist of 994,650 restricted stock awards issued at $0.01 per share.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined in the rules and regulations of the Securities and Exchange Commission.

Recently Issued Accounting Pronouncements

A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our audited and unaudited condensed consolidated financial statements appearing elsewhere in this prospectus.

Other Company Information

The Jumpstart Our Business Startups Act of 2012 permits an “emerging growth company” such as us to take advantage of an extended transition period to comply with new or revised accounting standards. We have elected not to “opt out” of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we can adopt the new or revised standard at the time private companies adopt the new or revised standard and may do so until such time that we either (i) irrevocably elect to “opt out” of such extended transition period or (ii) no longer qualify as an emerging growth company. We may choose to early adopt any new or revised accounting standards whenever such early adoption is permitted for private companies. We will continue to remain an “emerging growth company” until the earliest of the following: (1) the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; (2) the last day of the fiscal year in which our total annual gross revenue is equal to or more than $1.07 billion; (3) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (4) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

We are also a “smaller reporting company,” meaning that the market value of our shares held by non-affiliates plus the proposed aggregate amount of gross proceeds to us as a result of this offering is less than $700 million and our annual revenue was less than $100 million during the most recently completed fiscal year. We may continue to be a smaller reporting company after this offering if either (i) the market value of our shares held by non-affiliates is less than $250 million or (ii) our annual revenue was less than $100 million during the most recently completed fiscal year and the market value of our shares held by non-affiliates is less than $700 million. If we are a smaller reporting company at the time, we cease to be an emerging growth company, we may continue to rely on exemptions from certain disclosure requirements that are available to smaller reporting companies. Specifically, as a smaller reporting company, we may choose to present only the two most recent fiscal years of audited financial statements in our Annual Report on Form 10-K and have reduced disclosure obligations regarding executive compensation, and, similar to emerging growth companies, if we are a smaller reporting company with less than $100 million in annual revenue, we would not be required to obtain an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

Quantitative and Qualitative Disclosures about Market Risks

Our primary exposure to market risk is interest rate sensitivity, which is affected by changes in the general level of U.S. interest rates, particularly because our cash equivalents consist primarily of short-term money market funds. As of June 30, 2021, we had cash and cash equivalents of $142.5 million. Interest income is sensitive to changes in the general level of interest rates; however, due to the nature of these investments, an immediate 10% change in market interest rates would not have a material effect on the fair market value of our investment portfolio.

We are not currently exposed to significant market risk related to changes in foreign currency exchange rates. Our operations may be subject to fluctuations in foreign currency exchange rates in the future.

Inflation could affect us by increasing our cost of labor and preclinical activity costs. We do not believe that inflation has had a material effect on our business, financial condition, or results of operations for any periods presented herein.

BUSINESS

Overview

We are a preclinical oncology company focused on developing an arsenal of next-generation therapeutics to target difficult-to-treat cancers and improve quality of life for patients. We develop our product candidates with the objective to directly kill tumor cells, and to address the underlying pathologies created by cancer that enable its uncontrollable proliferation and immune evasion. Since our launch in 2019, we have developed a broad portfolio of novel antibody drug conjugate, or ADC, product candidates, and monoclonal antibody, or mAb, preclinical discovery programs that we are developing as monotherapies and in combination with other therapies.

We take a holistic view of attacking the key drivers of tumor growth and progression within the tumor microenvironment, or TME, including targeting of tumor antigens and modulating the innate and adaptive immune response. The TME is an immunosuppressive environment consisting of cancer cells and stroma, which includes the blood vessels, immune cells, fibroblasts, signaling molecules, and the extracellular matrix that surrounds the tumor. The TME plays multiple roles in tumor formation, progression and metastasis as well as anti-tumor immune activity. We are developing our ADC and mAb product candidates to precisely target key modulators of the adaptive and innate immune system within the TME for difficult-to-treat solid and hematologic tumors.

By leveraging our expert knowledge of the TME and established business development track record, we are developing cancer therapies and technologies through multiple avenues (see Figure 1) including:

•

Platform Development: We are capitalizing on years of industry innovation and advancement in ADC platforms to develop and design our product candidates. For example, our product candidates PYX-201 and PYX-203 are built utilizing the Flexible Antibody Conjugation Technology, or FACT, platform technology in-licensed from Pfizer. FACT technology leverages over a decade of investment refining the technical components of ADCs to improve the clinical properties of ADCs. Using our expertise in site- specific antibody conjugation, we are developing next-generation ADCs with customized linker-payload combinations aimed at increasing stability and, consequently, a reduced off target side-effect profile potentially enhancing the therapeutic index, or TI.

•

Target Catalog: We have a large proprietary target catalog that is based on our own discovery activities and the in-licensed intellectual property, or IP, that formed the founding of the company from the University of Chicago out of the work of Dr. Thomas Gajewski’s laboratory. We believe that our target catalog will enable us to identify new ways to exploit multiple components of the TME for tumor targeting, either as new immuno-oncology, or IO, or ADC targets.

•

Forging Creative Business Models and Alliances: We are continuously evaluating business development and alliance opportunities with a variety of third parties. We aim to be unconstrained by conventional ideas and practices to overcome the many and complex challenges of cancer treatment. We are creating development optionality by engaging in creative business models to further expand the pipeline such as our joint venture with Alloy Therapeutics, known as Voxall Therapeutics, LLC, or Voxall. See “—Licensing and Collaboration Agreements.”

•

Product In-Licensing: We selectively seek to in-license product candidates to expand our product pipeline. For example, our PYX-202 (DLK1 ADC) product candidate was in-licensed from LegoChem. Additionally, we also in-licensed PYX-201 (EDB ADC) and PYX-203 (CD123 ADC) from Pfizer.

Figure 1

Our Portfolio

Our ADCs utilize next-generation technologies that, based on observations from preclinical studies, may allow for increased stability and a reduced off target side-effect profile. We in-licensed two ADC programs in March 2021 from Pfizer and one ADC program from LegoChem in December 2020. See “—Licensing and Collaboration Agreements.” Our two most advanced product candidates, PYX-201 and PYX-202, are in IND-enabling studies. In addition, PYX-203 is in preclinical development and we have additional preclinical mAb discovery programs derived from work at the laboratory of Dr. Thomas Gajewski. We retain full worldwide development and commercialization rights to all our product candidates, with the exception of PYX-202 in South Korea. See “—Licensing and Collaboration Agreements.” We intend to develop each of our programs as a monotherapy and potentially also in combination with other therapies.

We are focusing our efforts on eliminating tumor cells through the selective antibody mediated delivery of cytotoxic payloads and by modulating key immune-associated pathways in the TME. We believe our pipeline has the potential to profoundly benefit cancer patients and provide effective treatment options for those who do not respond to currently available therapies.

ADCs are an established therapeutic modality, with eleven currently approved by the FDA, including six since 2019. Additionally, ADCs have received significant strategic interest from several pharmaceutical companies developing oncology therapeutics. ADCs are a combination of three key components—antibody, linker and cytotoxic payload. Many ADCs utilizing conjugation to existing lysine or cystine residues in the antibody, or conventional ADCs, struggled with one or more of these three key components, leading to heightened toxicity and limited efficacy. Despite the improvements that have been seen with currently marketed ADCs, these ADCs still have limitations that impact dosing, and are associated with significant adverse events. We have designed our product candidates to overcome the limitations of ADCs that use conventional conjugation with the aim of providing patients with safer and more efficacious treatment options.

Our current pipeline is summarized below.

Figure 2

PYX-201 is an investigational, novel ADC consisting of an Immunoglobulin G1, or IgG1, anti-fibronectin Extradomain-B, or EDB, mAb conjugated to auristatin via a site-specific cathepsin B-cleavable linker. Fibronectin is a glycoprotein found in the extracellular matrix. Fibronectin EDB regulates blood vessel morphogenesis, which provides the tumor access to nutrition and oxygen, a means to remove waste, and a pathway for metastasizing cells. EDB is overexpressed in many malignancies and is minimally expressed in most normal adult tissues, making it a potentially attractive means to target tumors while sparing healthy cells. In preclinical models of patient derived xenograft, or PDX models, we observed tumor regression with single agent PYX-201. In addition, we observed that the treatment of preclinical syngeneic tumor models with PYX-201 resulted in T cell infiltration, which is a hallmark of immunogenic cell death, or ICD, and enhanced infiltration of T cells into the TME, enabling synergistic activity in combination with a checkpoint inhibitor. We anticipate submitting an IND by mid-2022.

PYX-202 is an investigational, novel ADC consisting of an IgG1 anti-Delta-like 1 homolog, or DLK1, mAb conjugated to MMAE via a site-specific plasma-stable ß-glucuronide linker. DLK1 is a transmembrane protein normally expressed in embryonic tissues but highly restricted in healthy adult tissues. DLK1 becomes re-expressed in certain solid tumor malignancies. PYX-202 is designed to use the microtubule-disrupting MMAE payload, which is utilized in three currently marketed ADCs providing clinical support that the payload has anti-tumor effect potential. In preclinical small cell lung cancer, or SCLC, PDX models, as well as in a human cell line-based, or CDX, mouse model of cancer, we have observed significant anti-tumor activity as measured by durable tumor regression. We anticipate submitting an IND by mid-2022.

PYX-203 is an investigational ADC consisting of an IgG1 anti-CD123 mAb dimeric antibody conjugated to a novel cyclopropylpyrroloindoline, or CPI dimer payload via a site-specific plasma-stable, cleavable linker. CD123, or IL-3Ra, is a cell surface antigen highly expressed on leukemic stem cells and leukemic blasts in acute myeloid leukemia, or AML. PYX-203, utilizes a novel DNA-damaging toxin, CPI, and we have observed significant anti-tumor activity as measured by the reduction in the frequency of the leukemic cells in the blood and bone marrow in nine disseminated preclinical AML models. We anticipate submitting an IND by 2023.

In addition to the programs identified above, we are conducting research and development activities on various targets, leveraging our expertise in monoclonal antibodies and understanding of immuno-oncology. Our preclinical discovery programs are novel antibody programs intended to enhance the anti-tumor activity of natural killer, or NK cells, and T cells and to overcome immunosuppressive activity of tumor resident myeloid cells such as tumor associated macrophages, or TAMs, and myeloid derived suppressor cells, or MDSCs.

Our Team and History

We have assembled a world class management team with deep experience in oncology research and development and a demonstrated track record of executing business development transactions and advancing programs through various stages of development at or on behalf of leading pharmaceutical companies such as Pfizer, AstraZeneca, SpringWorks, Taris and MedImmune. Our executive team has a track record of success, building public biotech companies and developing innovative medicines. Our Chief Executive Officer, Lara Sullivan, M.D., was founder and President of SpringWorks Therapeutics, our Chief Scientific Officer, Ronald Herbst, Ph.D., was the originator of a majority of Viela Bio’s founding portfolio, our Chief Medical Officer, Jay Feingold, M.D., Ph.D., was most recently a Senior Vice President, the Chief Medical Officer and Head of Oncology Clinical Development at ADC Therapeutics and our Chief Financial Officer, Pamela Connealy, was most recently the Chief Financial Officer of Immunovant. Our management team is supported by our operating team and scientific advisory board, who offer industry leading expertise in drug discovery and development, as well as technical expertise in ADCs. Our leadership team has built a synergistic network of relationships across the life sciences industry, with leading institutions, academics and corporations. We intend to leverage our industry relationships and execution excellence to identify potential strategic partnerships, accelerate our pipeline and enhance our drug development capabilities.

We were founded by Longwood Fund and launched in July 2019, having acquired the rights to immuno-oncology IP that originated out of Dr. Thomas Gajewski’s laboratory at the University of Chicago. We have also in-licensed ADC assets from LegoChem and Pfizer and have licensed the rights to Pfizer’s ADC technology platform, which includes various payload classes, linkers, and site-specific conjugation techniques, which we call the FACT platform. We have raised $174 million to date from leading strategic and institutional investors, which include Longwood Fund, Leaps by Bayer, Arix Bioscience, RTW Investments, LP, Perceptive Advisors, RA Capital Management, Pfizer Ventures and other institutional investors.

Our Strategy

Our goal is to improve the lives of patients with difficult-to-treat cancers by building a superior portfolio of biological products, including ADCs and monoclonal antibody immunotherapies.

Elements of our strategy to achieve our short and long-term goals include:

•

Pursue a multi-modality approach to cancer therapy addressing various key components of the TME. Our approach is to leverage our capabilities to develop investigational products that directly target tumor cells and stromal components of the TME with ADCs as well as enhance effector cell function and overcome key mechanisms of immune-suppression with immunotherapeutic mAbs to improve response rates and/or deliver durable responses for more patients.

•

Progress our most advanced product candidates, PYX-201 and PYX-202, into and through clinical development. We believe that our preclinical data to date support the clinical potential of PYX-201 and PYX-202 as monotherapies and in combination with other cancer therapies, including immunotherapies and product candidates within our own portfolio. We expect to submit at least two INDs in 2022.

•

Efficiently progress our preclinical IO programs. We plan to continue the preclinical development of our pipeline of immunotherapies. If approved, we believe these monoclonal antibody programs have the potential to overcome several of the mechanisms responsible for suppressing immune function and effector cell activity, thus enhancing the anti-tumor immune response in the TME. We also plan to leverage the potential ability of certain ADCs to induce immunogenic cell death to support synergistic combinations with IO agents, including those derived through our own programs .

•

Continue to leverage the FACT platform and our Target Catalog to expand our pipeline of product candidates. We plan to continue to mine our target catalog to identify new ways to exploit multiple components of the TME for tumor targeting. Our target catalog may help identify critical immunomodulatory pathways within the TME that can be addressed with monoclonal antibodies. We plan to use our target catalog and the FACT platform to develop differentiated ADCs with potentially superior clinical activity relative to the current standards of care including monoclonal antibodies. Additionally, we intend to use the FACT platform to develop ADCs for attractive targets beyond our target catalog.

•

Selectively forge alliances to enhance and expand our product pipeline to further leverage our intellectual property. We believe that the potential for single agent anti-tumor activity of our current and future products could be enhanced by incorporating potential collaborator technologies. We intend to selectively form alliances with partners to gain access to complementary technologies and expertise to develop and commercialize product candidates with increased potential for anti-tumor activity and the potential for a strong safety profile. We seek to further leverage our intellectual property portfolio through the formation of these alliances.

•

Leverage our team’s deep experience and proficiency in oncology research and development to discover and advance novel ADC and immuno-oncology treatments for patients suffering from difficult-to-treat cancers. We believe our team, which brings deep scientific TME knowledge, functional biology expertise, ADC and IO modality experience, and biologics development capabilities position us to build a leading oncology company focused on developing product candidates for cancers with high unmet need. We intend to continue to augment the team’s experience and proficiency through the addition of new members.

Unmet Need in Oncology

Despite the significant advances in oncology with the approval of several new classes of drugs, there remains significant unmet medical need for novel treatments. According to the World Health Organization, cancer is the second leading cause of death globally, accounting for nearly 10 million deaths in 2020. The key limitations of existing oncology treatments include high toxicity, low or limited response rates, and relapse or recurrence.

Chemotherapy remains one of the most common treatments for cancer, often combined with surgery and radiotherapy depending on the stage and type of tumor. A major challenge in the development of cancer treatments has been the overall complexity and heterogeneity not only of tumors, but of their dynamic surrounding microenvironments. While recent advances in treatment approaches, such as targeting specific tumor mutations that contribute to carcinogenesis or redirecting a patient’s immune system to eliminate tumors, have begun to address these challenges, their focus has largely been on tumor cells. We believe that targeting the TME, which has been shown to play a key role in driving tumor progression, growth and multidrug resistance, represents a novel approach for addressing unmet needs in oncology. For example, while the development of immune checkpoint inhibitors has transformed the treatment paradigm for numerous cancers, many patients who respond to these therapies ultimately develop resistance and experience disease progression. Many features of the TME have been shown to influence response and resistance to immune checkpoint inhibitors and targeting the TME has potential to overcome these limitations. Our development efforts aim to leverage our deep understanding of the TME biology with the goal of designing and developing next-generation ADCs, with site-specific conjugation and customized linker-payload combinations, and immunotherapies that target key modulators of the adaptive and innate immune system found within the TME.

Overview of Antibody Drug Conjugates

ADCs are a therapeutic class in which cytotoxic chemotherapy molecules are linked to a targeting mAb to effectively deliver the tumor killing effect into tumor lesions while limiting systemic toxicity. Systemic toxicity limits the efficacy of chemotherapy, a highly cytotoxic class of anti-tumor medicines. ADCs can significantly improve the therapeutic window of toxic payloads even more cytotoxic than traditional chemotherapies by targeting their delivery to tumorous cells and their local environment and sparing healthy tissue. ADCs achieve this level of precision by pairing payloads with monoclonal antibodies, proteins that can recognize their target antigens with great specificity. ADCs are an established and fast-growing class of biological products. To date, eleven ADCs have been FDA approved, of which six have entered the market since 2019.

Figure 3

Schematic representation of an ADC, highlighting the three key components; targeted antibody, linker, and payload or cytotoxic agent(dark blue: mAb heavy chain; pink: mAb light chain).

The clinical properties of ADCs are a function of three components (Figure 3):

1)	A monoclonal antibody that selectively targets a distinct antigen preferentially expressed on tumor cells or other cells in the tumor microenvironment;

2)	A linker that joins together the antibody and the payload; and

3)	A payload that can effectively kill the targeted cell.

Ideal ADC targets typically have highly tumor restricted expression to spare healthy tissues, are accessible to circulating antibodies, and have well-defined internalization kinetics or can be effectively bound within the TME. Once administered, an ADC will travel in the bloodstream until it encounters its target antigen followed by release of the toxic payload.

A measure of drug tolerability for ADCs is the preclinical therapeutic index, which is calculated from data to estimate the safety profile (Figure 4). This measure is the preclinical ratio of the highest non-severely toxic dose, or HNSTD in monkeys versus the minimally effective dose, or MED in mouse tumor models. The therapeutic index is defined formulaically as HNSTD (mg/m2) in monkeys / mouse minimal tumor regression dose (mg/m2). As further illustrated in the figure below, a wider therapeutic index is a key attribute of an ADC’s potential clinical success.

Figure 4

The therapeutic index is a measure to estimate the clinical tolerability profile of ADCs based upon the ratio of maximum tolerated dose, or MTD, in monkeys versus the minimally effective dose in rodents from preclinical studies.

Key Areas of Innovation for Engineering the Next-Generation ADCs

Optimizing the Linker

The linker that joins the payload to the antibody should prevent the payload’s premature release while in circulation and ensure efficient release of the payload into the target cell(s) and/or the TME. There are two general classes of linkers:

1)	Cleavable linkers are designed to conditionally unload cytotoxic agents within the tumor cell or TME in response to the presence of tumor-associated factors such as proteases or highly acidic conditions. Typically, cleavable linkers carry uncharged payloads, allowing the drug to diffuse out of the target cell to kill surrounding “bystander cells.” Bystander killing can also occur when the uncharged payload is unleashed within the TME.

2)	In contrast, non-cleavable linkers remain intact upon internalization and rely on lysosomal degradation of the entire construct to achieve sufficient payload release. Non-cleavable ADCs typically release their payloads as charged catabolites, which traps the toxin within the cell where it was internalized. As a result, non-cleavable ADCs are naturally well suited to address cancers with a high and uniform expression of the target antigen since cells lacking the target antigen will not be directly affected.

We believe our toolbox of cleavable and non-cleavable linkers allows us to select the optimal linker tailored to each program. We select our linkers based on several factors, including but not limited to the level and distribution of the target antigen and rates of antigen turnover, internalization, lysosomal processing, and degradation.

Site-Specific Conjugation

Site-specific conjugation chemistry enables the engineering of next-generation ADCs with predictable and homogenous drug-to-antibody ratio, or DAR, with improved ADC pharmacokinetics observed preclinically. This improved PK results in minimizing premature payload release and less off-target toxicity and as a result improves the overall TI of the ADC.

DAR is defined as the number of payload moieties attached to each antibody, which typically range from zero to    eight. Ideally, there is limited variability in DAR to allow for homogenous ADCs with predictable PK and more predictable efficacy. Variability in DAR and stability are primarily a consequence of the technology used to conjugate the linker to the antibody. The two conventional conjugation approaches employed in conventional ADC conjugation technology utilize either lysine residues or the interchain disulfides located on an antibody. These approaches result in a stochastic mixture of conjugates consisting of a heterogeneous pool of synthesized ADCs, as shown in Figure 5 below. Each bar in the graph consists of an ADC with the number of payloads indicated on the X-axis. Each one of these parts of the mixture of conjugates contributes to the efficacy and toxicity making it difficult to optimize for either property.

In addition to DAR, research has shown conjugate stability and the resulting rate of payload release can vary significantly between specific conjugation sites. Hence, conventional conjugation suffers from unpredictable and premature payload release outside of the tumor resulting in off target toxicities.

Together with our extensive toolbox of linkers, we believe our site-specific conjugation chemistry offers us the advantage of fine-tuning and optimizing the cleavage of the drug in the TME while limiting off-tumor release and allowing for homogenous DAR distribution. Site-specific conjugation technologies have led to improved ADC homogeneity with narrow distribution of DAR to facilitate CMC manufacture and consistent potency (Figure 5).

Figure 5

Depicted above is an illustrative example of DAR distribution for a DAR 4 ADC using different conjugation chemistries which highlights how our site-specific conjugation technology allows for linker/payload to be precisely conjugated, leading to more homogeneous DAR ADCs. This also improves CMC characteristics and enhances stability of ADCs to maximize tumor delivery of the payload.

The Selection of Cytotoxic Payload

The chemotherapeutic payload is a highly potent toxin that would otherwise carry devastating side effects as a systemically delivered monotherapy. There are several potential payloads, including antineoplastic auristatins, which act on microtubules to inhibit cell division, and alkylating or intercalating agents, which damage DNA.

While an ADC’s primary mode of action is to induce direct cell death through the payload, ADCs can exploit multiple avenues of anti-tumor action beyond direct cytotoxicity. For example, a growing area of interest is applying ADCs to induce ICD allowing for synergy with immunotherapy modalities including checkpoint inhibitors. Rapid cancer cell death caused by ADCs results in the release of damage-associated molecular patterns and tumor antigens, stimulating a tumor-specific immune response and recruitment of T cells into the TME (Figure 6). An emerging area of interest is utilizing ADCs to disrupt various aspects of the TME, such as angiogenesis or tumor-associated fibroblasts. Furthermore, certain payloads, such as auristatins, have been shown to engender the maturation and activation of dendritic cells, a critical compartment of the immune system responsible for initiating and regulating the innate and adaptive immune response.

Figure 6

Overview of the process by which ADCs, particularly those with certain payloads, can potentially trigger hallmarks of immunogenic cell death to enhance tumor cell killing

ADCs have and may continue to revolutionize the treatment paradigm for several cancers. Despite the improvements that have been seen with currently marketed ADCs, these ADCs still have limitations that impact dosing, and are associated with significant adverse events. We have designed our product candidates to overcome the limitations of ADCs that use conventional conjugation with the aim of providing patients with safer and more efficacious treatment options. We believe that our combined expertise in ADC design and insights into TME biology have the potential to yield a holistic treatment spanning multiple mechanisms for patients with difficult-to-treat cancers that will overcome the current limitation of ADCs and result in better outcomes for patients.

FACT Platform

We are developing next-generation ADCs using customized linker-payload combinations that are novel and supported by the preclinical data and site-specific conjugation techniques derived from the FACT platform. We believe that these payloads and linkers could be readily applied to any IgG1 antibodies using our site-specific conjugation techniques to efficiently develop novel product candidates. We licensed the FACT platform from Pfizer in December 2020 and benefit from over a decade of research and investment by Pfizer. See “—Licensing and Collaboration Agreements.” We believe that the site-specific conjugation techniques and ADC technology which underpin the FACT platform enable us to develop next-generation ADCs with more favorable drug properties than traditional technologies based on preclinical studies.

Despite the clinical successes of ADCs as a therapeutic class, many ADCs still utilize conventional non-site-specific conjugation techniques that result in a heterogeneous mixture of ADCs with varying DAR. Recently, preclinical research carried out by Pfizer to empirically assess the impact of conjugation sites on ADC stability and activity in rodent models has indicated that site-specific conjugation techniques may enable enhanced pharmacologic properties and homogenous DAR to potentially improve the therapeutic index.

Though multiple reports have shown that site-specific conjugation techniques often result in ADCs with a wider therapeutic index, greater stability, and better efficacy in preclinical in vivo models than traditional non-specific, conventional ADC conjugates, less is understood about how to optimize these sites, as optimization relies upon empirical data generation for each specific linker-payload combination. We believe that the FACT platform has demonstrated that there are multiple biochemical parameters of ADCs impacting performance in vivo and established a framework for optimized conjugation sites for a variety of linker-payload combinations.

Figure 7

The FACT platform technology is designed to empirically define optimal conjugation sites for linker-payloads to generate highly stable and homogeneous ADCs with potential for improved therapeutic indices.

Pfizer optimized sites for linker-payload conjugation through empirical research

We believe that the FACT platform provides a toolkit of novel and validated payloads, cleavable and non-cleavable linkers, and a strong understanding of optimized conjugation sites. The FACT platform provides the basis for our PYX-201 and PYX-203 preclinical programs and will underpin our development of future ADCs that we believe are optimized for, and guided by the following design elements:

•

ADC cytotoxicity. Target tumor cells require delivery of a certain threshold of payload molecules based on the payload’s biochemical properties to induce cell killing at specific dose levels. Our ADC programs are designed to provide anti-tumor cytotoxicity and, as applicable, immunogenic cell death based on data from preclinical models.

•

Plasma stability and maintenance of the linker-payload. ADCs must be optimized for systemic circulation to prevent premature linker cleavage or release of the linker-payload construct in the blood plasma that can result in off-target toxicity. We are designing our ADC candidates to optimize for stability when in circulation in vivo to avoid premature cleavage and support maximal payload delivery to the target site.

•

Efficient proteolytic cleavage of the linker for payload release. The timing and rate of linker cleavage is important for achieving optimal delivery and release of a specific payload at the target site. We believe that we have the capability to utilize both cleavable and non-cleavable linkers to achieve potential therapeutic effects that are optimized for individual payloads and targets.

•

High target specificity. Our ADC programs are founded on the identification of promising tumor targets and developing highly specific antibodies against these tumor targets. We draw upon our empirical understanding of site-specific conjugation sites and linker-payload toolkit to select combinations that we believe are well-suited for individual targets.

•

Defined and homogenous DAR. Intrinsic to the FACT platform and conjugation techniques is the development of products with a consistent DAR, which we believe may enable us to develop a homogenous product with optimized stability, tolerability, and cytotoxicity.

We believe that the FACT platform conveys several distinct advantages and flexibility in the development of our ADC candidates, including the following:

•

Improved anti-tumor activity in preclinical models with optimized conjugation sites for linker-payload combinations. The FACT platform is designed to select for optimal conjugation sites that are specific to each linker-payload combination. We employ site-specific conjugation techniques to conserved regions found within the antibody backbones that do not affect antigen binding or other normal antibody functional properties, such as Fc binding when appropriate, which we believe makes our conjugation technology broadly applicable to a wide variety of IgG monoclonal antibodies. Leveraging our diverse toolkit of improved and novel payloads, cleavable and non-cleavable linkers, and deep understanding of optimized site-specific conjugation sites, we have developed payload and linker combinations that can readily be applied to other antibodies in the same class. For example, our auristatin analogues, a potent microtubule inhibitor, and CPI, a highly potent DNA-cross-linking agent, have site-specific conjugation engineering with several linkers alongside IgG1 antibodies. These payloads and linkers could be readily applied to other IgG1 antibodies to efficiently develop novel product candidates.

•

Potential for improved therapeutic index and ADC stability. We believe that our site-specific conjugation technology has potential to mitigate off-target liabilities of ADCs contributing to an enhanced plasma stability and enhanced therapeutic index. As shown in Figure 8 and 9, applying the FACT platform to a well-established antibody, NG-HER2-ADC, to generate a model ADC was observed to mitigate toxicity and increase the TI and PK exposure and half-life of the ADC in vivo. The rate of linker cleavage and release of the linker/payload construct has been observed to be heavily dependent on the conjugation location and we optimize our linkers for both specific targets and payloads. As a result, we believe the FACT platform and our empirical understanding of optimal site-specific conjugation may allow us to generate candidates against a broad set of targets that result in superior cell killing.

Figure 8

Schematic illustration of how the therapeutic index of a model ADC generated using the FACT platform can potentially mitigate toxicity while maximizing PK exposure in vivo (NHP: non-human primates)

Figure 9

Comparison of stability and exposure in cynomolgus monkeys of Pfizer’s NG-HER2-ADC using the same linker-payload and conjugation site chemistry as our PYX-201 ADC was observed to improve the stability and tolerability over conventional ADCs conjugated with the same linker-payload in preclinical studies (NG: next generation).

•

Enhanced anti-tumor activity through bystander activity. As depicted in Figure 10 below, bystander activity occurs when payloads that are delivered to target cells diffuse into and kill neighboring cells in the tumor microenvironment and is of particular importance if the target is not uniformly expressed on all tumor cells. Bystander activity also has the potential to overcome resistance that may occur over time to treatment with ADCs, carrying non-bystander active payloads, as anti-tumor activity is not directly tied to antigen expression at the target site and destruction of a single target cell. We believe our toolkit of novel and validated payloads, linkers and site-specific conjugation techniques will allow us to further develop ADC candidates with bystander activity that may result in greater clinical activity, especially in cases with heterogeneous target expression.

Figure 10

The following table summarizes the potential advantages of our next-generation ADC platform that utilizes preclinically optimized payloads and site-specific conjugation compared to the currently approved ADCs using conventional conjugation:

	Pyxis Next-Generation ADCs	Conventional ADCs
Potential Therapeutic Index	• 8 – 16	• 1 – 5

Linker	• Site-specific conjugated linkers designed to result in homogenous DAR and high therapeutic index • Highly stable linkers designed to prevent premature release of payload	• Non site-specific conjugation results in heterogenous DAR • Many linkers are labile, resulting in premature release of payload and systemic toxicity

Payload

•  Extensive array of payloads available to match tumor biology for optimal tumor killing

•  Payloads include microtubule inhibitors and DNA damaging agents whose potential mechanism of action has been shown to induce immunogenic cell death in preclinical models for combination with immunotherapy

• Due to the labile nature of linkers, some conventional ADCs are built with less potent payloads

Our ADC Product Candidates

PYX-201: Site-Specific Investigational ADC Targeting Onco-Fetal Fibronectin EDB

Overview

Our ADC PYX-201 is an investigational human IgG1 isotype site-specifically conjugated with an auristatin toxin targeting EDB that we plan to initially develop for the treatment of non-small cell lung cancer, or NSCLC, breast cancer and other solid tumors. We licensed worldwide rights to PYX-201, built on the FACT platform, from Pfizer. We expect to submit an IND by mid-2022.

Non-Small Cell Lung Cancer Overview

NSCLC is a highly prevalent cancer with over 200,000 newly diagnosed patients per year in the United States representing 80-85% of lung cancers and remains the most common cause of cancer related deaths worldwide. Although surgery is potentially curative in stage one NSCLC, 35-55% of those patients will have a recurrence of their cancer. In addition, roughly 50% of lung cancers are metastatic at diagnosis, and 20-24% are locally advanced.

The treatment paradigm for metastatic NSCLC has shifted dramatically with the introduction of targeted therapies addressing druggable driver mutations, such as tyrosine kinase inhibitors, and immunotherapies such as PD-(L)1 checkpoint therapies. However, despite the initial success, resistance to targeted and immunotherapies almost invariably develops and ultimately, chemotherapy becomes the best available option. The five year survival rate of metastatic NSCLC patients remains only at 7% and effective treatment options beyond frontline therapy are needed for this patient population.

Breast Cancer Overview

Breast cancer has an incidence of over 250,000 annually in the United States. Approximately 20-30% of all breast cancer patients will develop metastatic disease, and the five year survival is less than 30%. The spectrum of breast cancers includes various clinical subtypes based on expression of certain hormone receptors, or HR, such as estrogen receptors, or ER, and progesterone receptors, or PR, or human epidermal growth factor receptor 2, or HER2. Triple negative breast cancer is a clinical subtype where there is no expression of the identified proteins. The current treatment paradigm still exhibits high unmet need for more effective treatment options.

Rationale for Targeting EDB and Mechanism of Action for PYX-201

Fibronectin is a component of the extracellular matrix and its downstream signaling pathways regulate cell adhesion, migration, differentiation, and wound healing. EDB is an alternatively spliced form of fibronectin, which occurs when RNA is re-arranged to produce multiple variants of the same protein. EDB is typically only spliced during embryogenesis and is rarely found in healthy adult tissues. However, cancer cells take advantage of EBD’s ability to promote neovasculature structures, which are critical to feeding and supporting the uncontrolled growth of a tumor.

EDB is overexpressed in a variety of cancers, including, but not limited to, cancers of the lung, breast, ovary, pancreas, head and neck, thyroid, and brain (Figure 11). In vitro studies have shown that down regulation of EDB resulted in a significant reduction in cancer motility. Furthermore, EDB expression is maintained in distal metastasis in human cancer. EDB meets our criteria of a highly desirable ADC target due to its strict preferential expression in tumor tissue and its role as a driver of the poor prognosis in many cancers. Our primary lead indications, NSCLC and breast cancer, were chosen on the basis of unmet need, preclinical data generated, and the well-characterized role EDB plays in these tumors’ pathology.

Figure 11

EDB is highly expressed in a variety of solid tumors with restricted normal tissue expression (IHC: Immunohistochemistry; mRNA: Messenger RNA; TCGA: The Cancer Genome Atlas portal; GTEX:Genotype-Tissue Expression portal).

PYX-201 was developed using the FACT platform to produce an ADC designed to be highly stable and have a consistent DAR of four. The complementarity-determining regions, or CDRs, of the EBD antibody used in PYX-201, which is the part of the antibody responsible for binding to EDB, is well characterized and has been tested clinically in the form of a radio-conjugated antibody for tumor imaging—demonstrating a high degree of tumor-directed specificity. Furthermore, PYX-201 is designed to optimize linker stability to enable delivery of the auristatin payload without internalization of the ADC into the cancer cell. Unlike currently approved ADCs which bind to the tumor cell surface, PYX-201 is designed to deliver the auristatin payload to the TME consisting of tumor cells, stromal cells and the surrounding blood vessels. PYX-201 is designed to exhibit anti-tumor activity through three distinct modes of action, as illustrated in Figure 12 below:

1.	Direct killing activity: After binding to EDB locally expressed in the TME, cathepsin B, a protease which is aberrantly overexpressed in and secreted by invasive and metastatic cancers, cleaves the linker enabling the cell-permeable auristatin toxin to kill both the tumor and stromal cells, which play a key role in maintaining the TME. PYX-201 is designed to attack the tumor and the stromal cells, and thus may remodel the TME and may enhance T cell activity.

2.	Bystander effect: Releasing the payload extracellularly within the TME may also confer added cytotoxicity via bystander activity, which may enable killing of cancer cells that do not express EDB.

3.	Immunogenic cell death: Lastly, auristatin has been shown in preclinical models to drive immunogenic cell death by promoting dendritic cell maturation, activation, and migration and by causing the release of tumor antigens and damage-associated molecular patterns, or DAMPs, which together initiate an adaptive immune response.

Taken together, we believe that PYX-201 may potentially generate a multi- pronged attack on difficult-to-treat cancers by directly killing cancer cells, modulating the TME, and mobilizing an anti-tumor immune response.

Figure 12

PYX-201 is designed to bind Fibronectin EDB in the surrounding stroma to kill tumor cells and the supporting infrastructure through direct payload-induced cell death, bystander effect and triggering immunogenic cell death based on data from preclinical models

Preclinical Data

PYX-201 has shown promising preclinical results. In preclinical studies, we have observed strong in-vivo activity in NSCLC PDX and in the EMT-6 syngeneic mouse breast cancer models. While PDX mouse models are generated by grafting patient derived cells to immune deficient mice, syngeneic mouse models are grafted with tumors derived from mice which allow the immune system to remain intact. As a result, while PDX models provide the most clinically translatable signals of efficacy in a preclinical setting, syngeneic models allow us to assess the ability of PYX- 201 to generate an immune response. In these syngeneic models, we have been able to show that PYX-201 effectively localizes to cancers and can generate not only significant reductions in tumor burden but can also mobilize an anti-tumor immune response.

In a PDX model of NSCLC, PYX-201 was intravenously administered four days apart for twelve days and a dose-dependent regression in tumor burden and a durable response at 3 mg/kg was observed (Figure 13).

Figure 13

PYX-201 has been shown to be highly active in a PDX model of NSCLC.

The anti-EDB human mAb used in PYX-201 is cross-reactive with mouse EDB-fibronectin. As a result, in syngeneic tumor models conducted in immune competent mice, PYX-201 achieved a durable response with a single dose of 9 mg/kg (Figure 14). In preclinical studies, we observed increased infiltration in CD3 T cells and upregulation of PD-L1 which suggests that PYX-201 may be capable of inducing immunogenic cell death. Combining sub-optimal doses of PYX-201 with checkpoint therapy resulted in synergistic inhibition of tumor growth in the EMT-6 model. Consequently, we believe PYX-201 may synergize with checkpoint inhibitors, as shown in Figure 15. PYX-201 was also well-tolerated in our mouse models and toxicology studies conducted in rat and cynomolgus monkeys. In an exploratory toxicology study in cynomolgus monkeys the HNSTD was found to be greater than 12 mg/kg with three doses of PYX-201 administered every three weeks. There was no differential in body weight or food consumption detected, and based on the types of toxicities observed (i.e., no fibrosis, neuropathology etc.), all toxicities are reversible, or are expected to be reversible. PYX-201 was observed to have a preclinical relevant therapeutic index of 16 (the HNSTD in monkeys was 144 mg/m2 and was 16 times greater than the dose required for a complete response in mice of 9 mg/m2), which we believe is promising based on our experience investigating the relative therapeutic index among different ADC constructs.

Figure 14

PYX-201 treatment in vivo of syngeneic cell-derived tumor models has been associated with enhanced T cell infiltration based on increased CD3 positivity. (CR: complete response; rcEDB: Reverse Chimeric EDB)

Figure 15

EDB vc0101 ADC combines with anti-PD-L1 and anti-41-BB to synergistically reduce tumor growth in EMT6 mouse syngeneic model

Clinical Development Plan

We plan to submit an IND by mid-2022. Subject to the FDA’s acceptance, we plan to conduct a Phase 1/2 dose escalation/expansion trial consistent with other Phase 1/2 clinical trial models for solid tumors. Initially, we plan to enroll NSCLC and breast cancer patients and patients with other tumor types with a high frequency of EDB expression to identify a recommended dose for separate expansion cohorts in tumor types that demonstrated activity in dose escalation. We may pursue the development of PYX-201 as a combination therapy with the standard of care as appropriate in future studies. For example, in NSCLC and breast cancer, where immunotherapy is widely used in both first and second-line settings, PYX-201 may provide a synergistic treatment benefit since the auristatin payload has been observed in preclinical studies to trigger hallmarks of immunogenic cell death.

PYX-202: Rationally Designed, Site-Specific, Investigational ADC Targeting Delta Like Non-Canonical Notch Ligand 1

Overview

Our ADC PYX-202 is an investigational novel ADC consisting of an IgG1 anti-Delta-like 1 homolog, or DLK1, mAb conjugated to MMAE via a site-specific plasma- stable ß-glucuronide linker. Our development plan is initially targeted at the treatment of SCLC, soft tissue sarcoma, or STS, and other solid tumors. We licensed worldwide rights to PYX-202, excluding South Korea, from LegoChem. See “—Licensing and Collaboration Agreements.” We expect to submit an IND by mid-2022.

Small Cell Lung Cancer Overview

Approximately 30,000 SCLC patients are diagnosed per year in the United States, representing approximately 15% of all lung cancers, with over 90% of patients having locally advanced or metastatic disease at diagnosis. Complete remissions are rare as 75-80% of patients relapse within two years, and response rates in the second-line setting have typically been between 14-30%. Over half of diagnosed patients are expected to require two or more lines of therapy. The five year survival rates are dismal at only 6%. The median overall survival for patients with extensive-stage SCLC is reported to be 8-13 months from the time of diagnosis. In the current first line treatment, patients receive either chemo and radiation therapy or chemotherapy with checkpoint inhibition. Beyond progression, lurbinectedin and topotecan are standard treatment options used in the second/third line setting and only offer a median survival of four to five months. Effective therapy in this patient population represents high unmet need.

Soft Tissue Sarcoma Overview

In 2020, approximately 13,000 patients were diagnosed with soft tissue sarcoma in the United States, of which about 10% and 40% of patients will either initially present or develop metastatic disease, respectively. Patients with metastatic disease have a poor overall survival ranging from 12-18 months—less than 20% of patients are alive after two years. The current standard of care treatment for metastatic patients is typically a combination of doxorubicin as a monotherapy or in combination with ifosfamide and the median overall survival is approximately 12-14 months. There are limited treatment options beyond chemotherapy medicines, therefore there is significant unmet need for alternative therapeutic options.

Rationale for Targeting DLK1 and Mechanism of Action for PYX-202

DLK1 is a transmembrane protein that is implicated in non-canonical Notch signaling, a pathway that supports the proliferation, differentiation, and survival of tumor cells. DLK1 plays a key role during fetal development and is involved in the terminal differentiation of the fat, muscle, liver, and pituitary gland, and furthers epithelial branching in the lung and pancreas. DLK1 is absent in most tissues at birth, and in adults, its expression is limited in low amounts to the adrenal and pituitary glands, pancreas, ovary, endometrium, and testis. In certain tumor types, DLK1 is significantly upregulated and has been shown to promote invasion and support the maintenance of cancer stem cells, a subset of cells that has been linked to drug resistance and relapse (Figure 16). In addition to SCLC and STS, DLK1 is also known to be overexpressed in AML and tumors of neuroendocrine origin such as neuroblastoma and rhabdomyosarcoma.

Figure 16

DLK1 Expression in Various Tumors by IHC

Tumor		DLK1 (-)ve	DLK1 (+)ve	Total
Colon Andenocarcinoma		24 (41.4%)	34 (58.6%)	58
Ovarian Carcinoma		59 (86.8%)	9 (13.2%)	68
Pancreatic Carcinoma	Duct Andenocarcinoma	33 (71.7%)	13 (28.3%)	46

	Islet Cell Carcinoma	3 (50%)	3 (50%)	6
Breast Carcinoma		36 (61.0%)	23 (39.0%)	59
Lung Carcinoma	NSCLC	51 (91.1%)	5 (8.9%)	56

	SCLC	19 (47.5%)	21 (52.5%)	30

DLK1 expression was determined by IHC, with DLK1 positive tumors containing more than 10% immunopositive stained cells (either cell membrane or cytoplasmic staining). Source: Yanai H, et al., J Biochem. 2010; 148(1):85.

Due to preferential expression and as a driver of a poor prognosis in many cancers, DLK1 meets the requirements of an ADC target. Our primary lead indications, SCLC and STS, were chosen on the basis of multiple factors including unmet need, preclinical data generated, and the well-characterized role DLK1 plays in its disease pathology.

Figure 17

PYX-202 is designed to be rapidly internalized and the MMAE payload cleaved by glucuronidase within the lysosome to target tubulin and induce tumor cell death. Additionally, bystander effect may augment tumor cell killing by targeting neighboring tumor cells.

PYX-202 is designed to rely upon a tumor-selected beta-glucuronide linker with great plasma stability to deliver a MMAE payload and to limit off-target toxicities. MMAE auristatin is a well-characterized tubulin inhibitor which is currently used in FDA-licensed ADCs such as brentuximab vedotin, polatuzumab vedotin-piiq, and enfortumab vedotin-ejfv. PYX-202 exhibits anti-tumor activity through five distinct modes of action, as illustrated in Figure 17 above:

1.	Targeting: PYX-201 consists of an IgG1 anti-DLK1 designed to enable efficient binding to DLK1 molecules expressed on tumor cell surface.

2.	Internalization: This approach also utilizes a plasma- stable ß-glucuronide linker designed to efficiently release the MMAE within the cancer cell.

3.	Drug release: The payload is designed to be released when PYX-202 interacts with ß-glucuronidase, an enzyme readily present in lysosomes, after internalization into the cancer cell.

4.	Bystander effect: Target cell secreting the payload extracellularly within the TME may also confer added cytotoxicity via bystander activity, which may enable killing of cancer cells that do not express DLK1.

5.	Apoptosis and Immunogenic cell death: MMAE, like other derivatives of auristatins, potentially induces immunogenic cell death by promoting the maturation and activation of dendritic cells based on preclinical studies.

In addition, our novel approach employs a site-specific conjugation of a well-studied tubulin inhibitor for enhanced ADC stability achieving a homogenous DAR of 4 and improved construct stability. Taken together, we believe that PYX-202 has the potential to generate a multi-pronged attack on difficult-to-treat cancers by directly killing cancer cells or via the bystander effect, and mobilizing an anti-tumor immune response.

Preclinical Data

PYX-202 has shown promising in vivo activity in immune-deficient mice engrafted with patient-derived SCLC tumors. In these PDX models, PYX-202 was intravenously administered every four days for 12 days and caused significant decrease in tumor volume at doses as low as 2 mg/kg and durable regression at 6 and when dosed once a week for four weeks at 9 mg/kg in some mice. In addition, treatment with PYX-202 resulted in durable regressions in the NCI-H69 CDX model (Figure 18).

Figure 18

Activity of PYX-202 was highly active in PDX and cell-derived xenograft models of SCLC.

The anti-DLK1 human mAb used in PYX-202 is cross-reactive with mouse and cynomolgous DLK1. PYX-202 also showed promising results in our mouse models and toxicology studies conducted in rat and cynomolgus monkeys. In an exploratory toxicology study in cynomolgus monkeys the HNSTD was found to be equal to or greater than 12 mg/kg with a single dose of PYX-202 administered. No findings for body weight, body temperature, food consumption, serum chemistry, or histology were found after a single 12 mg/kg dose. PYX-202 has a preclinical relative therapeutic index of eight (the HNSTD in monkeys is 144 mg/m2 is eight times greater than the dose required in mice of 18 mg/m2 (the equivalent of 6mpk)), which, based on our experience investigating the relative therapeutic index among different ADC constructs, we believe is promising. Moreover, we believe that this site-specific conjugation and the rationally designed linker may reduce off-tumor effects due to the improved stability conferred by our ADC design. Based on the magnitude of cytotoxic impact and the high safety thresholds established in non-human primates, we believe PYX-202 has the potential to mitigate premature payload release in the periphery and successfully deliver the payload to the site of the cancer while reducing off-target toxicity.

Clinical Development Plan

We plan to submit an IND by mid-2022. Subject to the FDA’s acceptance, we plan to conduct a Phase 1/2 dose escalation trial consistent with other Phase 1/2 clinical trial models for solid tumors. Initially, we plan to enroll patients with SCLC, STS and other tumor types with a high frequency of DLK1 expression to identify a recommended dose for separate expansion cohorts in tumor types that demonstrated activity in dose escalation. We may pursue combination therapy with the standard of care as appropriate in future studies of PYX-202. For example, in SCLC, where immunotherapy is widely used in both first and second-line settings, we believe PYX-202 may provide a synergistic treatment benefit since the auristatin payload has been observed to trigger hallmarks of immunogenic cell death in preclinical studies.

PYX-203: Rationally Designed, Investigational, Site-Specific ADC Targeting CD123

Overview

Our ADC, PYX-203, is an investigational human IgG1 isotype mAb targeting CD123 that is site-specifically conjugated to the DNA cross linking toxin CPI dimer that we plan to develop for the treatment of AML and other blood cancers. CD123 is a cell surface antigen widely expressed in AML, including on leukemic stem cells. We licensed worldwide rights to PYX-203 built on the FACT platform. We expect to submit an IND by 2023.

Acute Myeloid Leukemia Overview

Approximately 20,000 AML patients are diagnosed per year in the United States, accounting for approximately 1% of all new cancer cases in the United States. AML is a heterogenous disease that originates from hematopoietic stem cells within the bone marrow and is treated with conventional induction therapy via cytarabine and anthracycline chemotherapeutics that result in complete remission in 60-80% of cases. Despite a high remission rate after initial treatment, approximately 50-70% patients experience a relapse. The five year overall survival remains low at approximately 29%, and there is a significant unmet need for patients who relapse after successful first-line treatment or become refractory and resistant to current treatments.

Myeloid Dysplastic Syndrome, or MDSW

MDS is a group of disorders characterized by peripheral cytopenia, dysplastic hematopoietic progenitors, a hypercellular or hypocellular bone marrow and a high risk of conversion to AML. Distinct mutations of stem cells are found most frequently in genes involving RNA splicing. It most commonly affects the elderly and up to 20,000 new cases are diagnosed each year in the United States. Symptoms tend to reflect the most affected cell line and may include pallor, weakness and fatigue, fever and infection, bruising and bleeding. Prognosis depends greatly on the exact classification and on any associated disorders. The Revised International Prognostic Scoring

System predicts the outcome using cytogenetics, percentage of marrow blasts and degree of cytopenia as risk factors. Patients in the lowest risk category have a median survival of about 8 years whereas those in the highest risk category have a median survival of less than 1 year. Treatment includes symptomatic management, chemotherapy with azacitidine, decitabine or lenalidomide. The one curative therapy is allogeneic stem cell transplant which can only be used in younger medically fit patients. Given the poor outcomes with current treatment there is a large unmet need for novel well tolerated therapies.

Rationale for Targeting CD123 and Mechanism of Action for PYX-203

CD123, also known as interleukin-3 receptor alpha, or IL-3Ra, is a cell surface antigen that is widely overexpressed on leukemic stem cells, or LSCs, and leukemic blasts in various hematological malignancies, including AML, hairy cell leukemia, Hodgkin lymphoma, and blastic plasmacytoid dendritic neoplasm, or BPDCN. Multiple studies have demonstrated that CD123 expression is significantly lower in normal myeloid progenitors and that high levels of CD123 expression may be associated with worse clinical outcomes and overall survival. Taken together, CD123 is an attractive oncology target that has been exploited by multiple therapeutic modalities, including bispecific antibodies, CAR-T therapies, and other ADCs. In 2018, the FDA approved tagraxofusp-erzs for BPDCN, making it the first ever CD123 targeted agent approved for any indication. Our primary lead indication in AML was chosen based on unmet need, preclinical data generated, and the well-characterized role CD123 overexpression plays in the disease pathology.

Figure 19

CD123 is highly expressed on AML cells, including leukemic stem cells, or LSC, with limited expression on hematopoietic stem cells, or HSC.

PYX-203 leverages site-specific conjugation through the FACT platform with the goal of achieving a homogenous DAR of 2 and high construct stability. PYX-203 uses a plasma-stable, cleavable linker with a novel CPI dimer payload designed to alkylate and crosslink DNA to activate multiple DNA damage pathways. In our in vitro cell line models, we have observed that our CPI dimer payload overcame multi-drug resistance, or MDR, and effectively killed cell lines resistant to either cytarabine or calicheamicin which is the payload used in gemtuzumab ozogamicin (Pfizer, Inc.), an FDA approved ADC for AML. The mutations introduced for site-specific conjugation also eliminate the N297 glycation site. Absence of antibody glycation eliminates binding to FC gamma receptors, or FcgRs, and consequently may reduce non-specific uptake of the ADC into FcgR expressing immune cells.

Figure 20

PYX-203 is designed to delivers a highly potent DNA-damaging payload (CPI) to kill CD123 expressing cells. The ADC 1) is designed to targets CD123 expressing cells and upon binding to the target 2) is designed to be internalized by AML cells, where 3) the CPI payload is to be cleaved by cathepsin B proteases within the lysosome and cross-link DNA to 4) induce tumor cell death.

Preclinical Data

We have extensively tested PYX-203 in a variety of in vitro and in vivo preclinical studies. Dose-dependent cytotoxicity of PYX-203 was observed in CD123+ MOLM13 and MV4-11 AML cell lines and PYX-203 did not exhibit cytotoxicity against CD123-negative cell lines (Figure 21). In addition, data from those studies did not show that the cytotoxicity of PYX-203 was not affected by the presence of recombinant human IL-3, which binds CD123 endogenously to transmit IL-3 signals, thereby suggesting that IL-3 may not compete with PYX-203 at the CD123 target site.

Figure 21

In vitro cytotoxicity assay of PYX-203 in MV4-11 and MOLM-13 cells in the absence or presence of recombinant human IL-3 (rIL-3), which showed IL-3 did not affect PYX-203 specificity or cytotoxicity. Viability was measured by Cell titre Glo (CTG) luminescent cell viability assay kit.

In addition to in vitro cytotoxicity, significant anti-tumor activity of PYX-203 has been observed preclinically as measured by the reduction in the frequency of the leukemic cells in the blood and bone marrow in nine disseminated AML PDX mouse models which were selected to represent the broad heterogeneity of AML cytogenetic profiles, molecular abnormalities, and disease stages observed clinically. PYX-203 doses of 0.1 and 0.03 mg/kg were associated with significant anti-tumor activity across this range of samples from subsets of AML patients, suggesting PYX-203 may have the potential to treat a broad spectrum of the AML population (Figure 22).

Figure 22

PYX-203 has demonstrated anti-tumor activity in a range of AML models in vivo

The anti-CD123 human mAb used in PYX-203 is cross-reactive with mouse and cynomolgous CD123. PYX-203 has exhibited favorable tolerability data in toxicology studies conducted in non-human primates with no adverse clinical signs. Moderate decreases of white blood cell counts at higher doses were observed in PYX-203 at doses up to 1 mg/kg in non-human primates. An improved therapeutic index for PYX-203 compared to a similarly prepared ADC conjugated to the pyrolobenzodiazepine, or PBD, or calicheamicin payloads (internal data) was also observed in preclinical single-dose data. PYX-203 had a preclinical relative therapeutic index of 8 (the HNSTD in monkeys was 12 mg/m2 which is eight times greater than the dose required for a complete response in mice of 1.5 mg/m2). In addition, these data, which are supported by the literature, shows that CD123 expression was restricted to specific cell types of peripheral blood and bone marrow cells in human and cynomolgus monkeys which we believe may translate to lower off-target toxicity in the clinic as compared to CD33, the target of gemtuzumab ozogamicin. PYX-203 was tested preclinically with three doses of 1 mg/kg and 3 mg/kg, with doses ≤1 mg/kg associated with minimal and non-adverse toxicity events. This corresponded to a TI of 8, with the bone marrow and esophagus identified as the organs of primary dose-limiting toxicity in cynomolgus monkeys.

Clinical Development Plan

We plan to submit an IND by 2023. Subject to the FDA’s acceptance, we plan to conduct a Phase 1/2 dose escalation/expansion trial consistent with other Phase 1/2 clinical trial models for hematologic malignancies. Initially, we plan to enroll AML and with other hematologic malignancies with a high frequency of CD123 expression to identify a recommended dose for separate expansion cohorts in tumor types that demonstrated activity in dose escalation. To examine the potential benefit of PYX-203 in a broader range of patients in earlier stages of the disease, we may pursue combination therapy with the standard of care as appropriate in future studies.

Immuno-Oncology Programs and Target Catalog Overview

Background on Current Landscape

The advent of immuno-oncology therapeutics, particularly immune checkpoint inhibitors, has shifted the treatment paradigm for oncology. The immune system has the capability to recognize and eliminate cancer, but tumor cells take advantage of immune checkpoint pathways, which normally prevent autoimmunity, to suppress and evade immune effector cell activity. The first generation of drugs that interrupt these pathways, including PD-L(1) and cytotoxic T-lymphocyte associated protein 4, or CTLA-4, inhibitors, has generated significant enthusiasm due to their ability to achieve durable responses in some patients. While these drugs provide significant therapeutic benefit for durable responders, response rates remain low for most patients, particularly for tumors with low levels of T cells infiltrating the tumor. These non-inflamed (i.e., “cold”) tumors can suppress the adaptive immune response through a variety of mechanisms within the TME.

Target Catalog Overview

We have a large proprietary target catalog that we have assembled through both our own discovery activities and through an exclusive license from the University of Chicago for the work on immunotherapy targets out of Dr. Thomas Gajewski’s laboratory. We are also building a large “cold” tumor target discovery database leveraging several human tumor databases.

The target catalog is based upon findings from an in vivo mouse model system which examined tumor tissue for functional and dysfunctional T cells based on the ability of the T cells to produce the cytokine IL-2. Furthermore, since 4-1BB and LAG3 positive T cells do not secrete IL-2, the CD8+ T cells were sorted based on cell surface marker expression i.e., 4-1BB and LAG3, which further defined functional or dysfunctional T cells. Gene expression analysis identified upregulated cell surface molecules in dysfunctional cells which included well established markers such as PD1, CTLA4, and TIM3, while many other novel targets were identified of which we have prioritized a select subset for discovery research based on bioinformatics and deep biological rationale.

Our cold tumor target discovery database used RNA-seq transcriptome analysis of human tumor databases to identify potential novel targets involved in regulation of T cell function and/or infiltration leading to cold tumors. We have supplemented this database with additional resources which we continue to mine to identify additional novel targets for immunomodulation. These cold tumor targets are potentially dominant immune suppressors that are expressed across a variety of tumor associated cells, including immune cells, tumors cells, and stroma, offering the potential to uncover not only novel IO mechanisms, but additional novel targets for our ADC platform.

Immuno-Oncology Programs Overview

We have initiated multiple monoclonal antibody programs that address critical immunomodulatory pathways within the TME and are exploring additional potential targets. Our programs address critically important tumor infiltrating immune cell populations, such as macrophages, T cells, and natural killer (NK) cells, which may play crucial roles in limiting tumor growth and metastasis. In addition to singling out specific cell types, we believe our IO programs also address mechanisms responsible for T cell exhaustion and the immunosuppressive effects of the TME on T and NK cells. These effects can occur due to chronic exposure to tumor antigens within the TME and direct exposure to immunosuppressive cytokines and other signaling molecules. Though PD-(L)1 therapies can help reinvigorate T cells, they are often not sufficient to overcome T cell exhaustion and many patients do not respond to standard checkpoint therapy. Several immunosuppressive pathways can also directly limit T cell activity and other critical components of the anti-tumor immune response, such as direct tumor killing by NK cells. Therapies that target both T cell and NK cells to counteract these pathways have the promise to restore immune effector function, either alone or in combination with checkpoint inhibitors. Furthermore, MDSCs/TAMs are another major component of the TME with significant immunosuppressive activity. These cells represent a mixed population of immature myeloid cells and are actively recruited to the TME where they broadly suppress immune activity. MDSCs and tumor-associated macrophages, or TAMs, support tumor growth by depriving other immune cells of key amino acids essential for immune function, producing signaling molecules that block immune effector function, and enhancing activation of regulatory T cells. Furthermore, MDSCs and TAMS promote tumor angiogenesis and growth and are a marker associated with poor outcomes and linked to poor response to PD-(L)1 therapy. We believe our IO programs represent potential novel therapies that have the potential to overcome multiple protumor mechanisms by enhancing T and NK cell activity, or by inhibiting immune suppressive functions of MDSCs and TAMs within the TME.

Forging Creative Business Models and Alliances

We continuously evaluate a robust set of business development opportunities to build alliances with partners. The set of opportunities include, but are not limited to, joint ventures, spin-offs, discovery partnerships and licenses. Furthermore, we intend to retain the optionality to explore the potential for creative business models.

The Voxall Joint Venture

One such endeavor is Voxall Therapeutics, LLC, or Voxall, which is a 50:50 co-owned joint venture formed by us and Alloy Therapeutics, Inc., or Alloy, to accelerate the discovery and development of drugs to address cancer and autoimmune diseases.

We bring to Voxall targets from our target catalog and expertise in stromal and immune biology while Alloy contributes its ATX-Gx transgenic mouse and other discovery services which accelerate antibody drug discovery. Both provide FTEs and project execution and project oversight. Under the collaboration agreement, the parties will conduct research under a mutually agreed research plan for up to six research programs focused on mutually selected targets. With this initial wave of targets, we retain an exclusive option to obtain an exclusive license to further develop and commercialize development candidates at our discretion.

Additional Discovery Efforts

We believe our broad expertise enables us to pioneer scientific scholarship in immune biology of the TME and beyond. We have a flexible pathway to do so via platform development, forging creative business models and alliance building, in-licensing and leveraging target catalogs to expand our portfolio of differentiated therapeutics for difficult-to-treat cancers. The realization of this vision will necessitate rapid innovation and operational excellence from a scientific and business perspective. As such, our mission is to take the next step towards creating an oncology company of the future — an oncology company unconstrained by conventional ideas and conventional practices, an oncology company that will rise to meet the many and complex challenges of difficult-to-treat cancers, and an oncology company that will have a significant impact on the lives of patients with limited effective treatment options.

Competition

The biotechnology and pharmaceutical industries, including the oncology subsector, are characterized by rapidly evolving technologies, intense competition, and a strong defense of intellectual property and proprietary technologies. Any product candidates that we successfully commercialize may be competitive with currently marketed therapies and any new therapies commercialized in the future. While we believe our technology, drug development expertise, leadership team and strong scientific understanding of cancer targets and biology provides us with certain competitive advantages, we face potential competition from many sources, including major pharmaceutical, biotechnology, academic institutions, and other public and private research institutions.

Many companies are active across various stages of development in the oncology subsector and are marketing and developing products that employ similar ADC and immunotherapy approaches. As of April 2021, there were approximately 275 ADCs in clinical or preclinical development worldwide, of which the vast majority are being developed for the treatment of various cancer indications. Multiple companies are also involved in the marketing of ADC therapeutics which include, but are not limited to, ADC Therapeutics SA, Astellas Pharma, Inc., AstraZeneca plc, Daiichi Sankyo Company, Ltd., Genentech, Inc., Gilead Sciences, Inc, GlaxoSmithKline, plc, Pfizer, Inc., Rakuten Medical, Inc., and Seagen, Inc.

Our preclinical ADC and immunotherapy candidates may face substantial competition from alternative therapeutic modalities, such as CAR-T therapies, bispecific antibodies, and small molecules that are being developed for the same cancer types that we are targeting with our pipeline candidates. These approaches could prove to be more effective, safer, or convey other advantages over any products resulting from our technology. In addition, we also face competition on specific targets, including the target of our PYX-201 candidate, EDB, from Philogen S.p.A., the target of our PYX-202 candidate, DLK-1, from Chiome Bioscience, Inc., and the target of PYX-203 product candidate, CD123, from ImmunoGen, Inc., Vincerx Pharma, Inc., Macrogenics and Byondis B.V. Additionally, there is a wide array of activity in the development of immunotherapies for oncology which may be competitive with our preclinical discovery programs. Furthermore, if any of our product candidates are approved in oncology indications such as lung, hematological and other cancers, they may compete with existing approaches to treating cancer including surgery, radiation, and drug therapy, including conventional chemotherapy, biological products, and targeted drug small molecule therapies.

Our competitors may possess greater scientific, research and development capabilities, as well as greater financial, technical, manufacturing, marketing, sales and supply resources or experience than we do. These competitors compete with us on the basis of establishing clinical trial sites and patient registration, recruiting and retaining qualified scientific and management personnel, and acquiring new technologies that may complementary, or necessary for, our programs. Our commercial opportunity for our product candidates may be dependent on the ability of our competitors to develop new products that may be more effective, safer, or less expensive than any products that we may develop. Our competitors may succeed in developing competing products before we do, obtaining marketing approval for products and gaining acceptance for such products in the same markets that we are targeting. Smaller or earlier-stage companies that seek collaborative arrangements with large and established companies, may prove to be significant competitors. In addition, our ability to compete may be affected by the availability of reimbursement from government and other third-party payors.

Competitive factors affecting the success of our programs, if approved, will likely be based on their safety and effectiveness, the timing and scope of marketing approvals, the availability and cost of supply, the depth of marketing and sales capabilities, and reimbursement coverage.

Chemistry, Manufacturing and Controls

We believe the manufacturing of our ADCs and monoclonal antibodies requires considerable expertise, know-how, and resources. We do not own or operate and currently have no plans to establish any cGMP compliant manufacturing facilities. We currently rely, and expect to continue to rely, on external Contract Manufacturing Organizations, or CMOs, for the manufacture of product to support non-clinical and clinical testing, as well as for commercial manufacture if our product candidates receive marketing approval. Furthermore, the raw materials and intermediates for our product candidates may be sourced, in some cases, from a single-source supplier. As part of the manufacture and design process for our product candidates, we rely on internal scientific and manufacturing know-how and trade secrets and the know-how and trade secrets of third-party manufacturers. We believe that this strategy allows us to maintain a more efficient infrastructure by eliminating the need for us to invest in our own manufacturing facilities, equipment and personnel while also enabling us to focus our expertise and resources on the development of our current product candidates. We maintain agreements with our manufacturers that include confidentiality and intellectual property provisions to protect our proprietary rights related to our product candidates. We have personnel with significant technical, manufacturing, analytical, quality, including cGMP, and project management experience to oversee our third-party manufacturers and to manage manufacturing and quality data and information for regulatory compliance purposes.

Commercialization Plans

We retain full commercialization rights for all our product candidates, including those obtained through exclusive collaboration agreements, with the exception of PYX-202 in South Korea. We have not yet established our own commercial organization or distribution capabilities because our product candidates are still in preclinical development. Should any of our candidates receive marketing approval or licensure in the United States or elsewhere, we will need to develop a plan to realize the commercial value of the approved product candidate. At the appropriate time, we plan to build our own specialized sales and marketing organization to support the sales commercialization of approved candidates in the United States. We may also pursue collaboration, co-promotion, distribution and/or other marketing arrangements with one or more third parties to commercialize our product candidates in markets outside the United States. We may also pursue these arrangements for situations in which a larger sales and marketing organization is necessary to realize the full commercial value of any approved wholly owned or collaboration product candidates.

Licensing and Collaboration Agreements

License Agreement with Pfizer, Inc.

In December 2020, we entered into a license agreement, as amended, the “Pfizer License Agreement,” with Pfizer, Inc., or Pfizer, for worldwide development and commercialization rights to two of Pfizer’s proprietary ADC product candidates (now referred to as PYX-201 and PYX-203), as well as other ADC product candidates directed to the licensed targets. The Pfizer License Agreement became effective for the Company in March 2021. The initial exclusively licensed targets are extra domain B (EBD of fibronectin) and CD123 and we have the option to expand the scope of our license to add other licensed targets. Pfizer has also granted us a non-exclusive license to use Pfizer’s FACT platform technology to develop and commercialize the licensed ADCs. In March 2021, we entered into an amendment to the Pfizer License Agreement to include additional know-how within the scope of our license.

Pursuant to the Pfizer License Agreement, we incurred a combined $25.0 million, consisting of an upfront fee of $5.0 million and issued 12,152,145 shares of Series B Convertible Preferred Stock in 2021 to Pfizer, and are obligated to pay future contingent payments and royalties, including up to an aggregate of $660 million in milestones for the first four licensed ADCs. Additional ADC targets may be licensed for an additional upfront fee, and such targets would be subject to additional regulatory and commercial sales milestones. Additionally, if products are launched, we will pay Pfizer tiered royalties on net sales of licensed products in varying royalty rates ranging from low single digits to mid-teens. Our royalty obligations apply on a licensed product-by-licensed product and country-by-country basis from first commercial sale until the latest to occur of: (1) 12 years from first commercial sale; (2) the expiration of all regulatory or data exclusivity; and (3) the expiration of the last valid claim of a licensed patent covering the licensed product in a country. We are also obligated to pay Pfizer a percentage of certain sublicensing revenue ranging from low-double digits to thirty percent based on the stage of development of the licensed product at the time of entering into the applicable sublicense.

Under the Pfizer License Agreement, we are obligated to use commercially reasonable efforts to nominate a clinical candidate within four years of a target becoming a licensed target. We are also required to use commercially reasonable efforts to develop and seek regulatory approval for at least one licensed product directed to each licensed target in the United States and at least one other major market country (France, Germany, Italy, Japan, Spain and the United Kingdom), and to commercialize any licensed product in each such country after receiving regulatory approval. We control prosecution and enforcement with respect to any exclusively licensed patents, and Pfizer has prosecution and enforcement rights if we elect not to exercise such rights.

The Pfizer License Agreement will remain in effect until the expiration of the last to expire royalty term, unless terminated in accordance with the following: (1) by either party for the other party’s material breach if such party fails to cure such breach within the specified cure period; (2) by either party upon certain insolvency events of the other party; or (3) prior to receipt of the first regulatory approval for a licensed product, by us for any reason upon 90 days’ prior written notice, or after receipt of the first regulatory approval for a licensed product, by us for any reason upon one years’ prior written notice.

License Agreement with the University of Chicago

In April 2020, we entered into a license agreement, or the “University License Agreement,” with the University of Chicago, or the University, to obtain an exclusive license under certain patents resulting from research performed, in-part, by our scientific founder, Dr. Thomas Gajewski, as well as a non-exclusive license to certain know-how and materials. Under the terms of the license, we have the exclusive global right to develop and commercialize products that are covered by a valid claim of a licensed patent, incorporate or use the licensed know-how and materials or are known to assess, modulate or utilize the activity of certain specified biological targets.

In partial consideration for the license from the University, we issued to the University 311,076 shares (48,919 shares post reverse stock split) of our Common Stock in 2020. Pursuant to the University License Agreement, we are obligated to pay to the University an annual maintenance fee of $10,000 commencing on the third anniversary of the effective date, potential development and commercial milestones of up to an aggregate of $7.7 million as well as running royalties on net sales of licensed products at varying rates ranging from less than one percent to the low single digits, subject to a minimum annual royalty ranging from $1.0 million to $3.0 million during certain years following the first commercial sale of a licensed product. Our royalty obligations apply on a licensed product-by-licensed product and country-by-country basis until: (1) for licensed products covered by a valid claim of a licensed patent in a given country, the expiration of such valid claims; and (2) for all other licensed products, 10 years from the first commercial sale of a licensed product in a given country. We are also obligated to pay the University a percentage of certain sublicensing revenue ranging from low- to mid-teens based on the date of entering into the applicable sublicense.

Under the University License Agreement, we are obligated to use commercially reasonable efforts to develop and bring licensed products to market, meet certain preclinical and clinical development milestones by specific dates, and promote and sell licensed products after receipt of regulatory approval, subject to certain free and payment based extensions. The University controls prosecution of the licensed patents at our cost and we have the first right to enforce the licensed patents subject to the University’s backup enforcement rights.

The University License Agreement will remain in effect on a licensed product-by-licensed product basis until the expiration of all royalty obligations with respect to a licensed product, unless terminated in accordance with the following: (1) by the University upon 30 days’ prior written notice for any uncured payment breaches or 90 days prior written notice for all other uncured breaches; (2) by the University upon certain insolvency events or dissolution by us or any affiliate; or (3) by us in full or with respect to a particular licensed product at the end of the calendar quarter following the calendar quarter when we provide written notice of termination.

The Voxall Joint Venture with Alloy Therapeutics, Inc.

In March 2021, we entered into definitive transaction agreements with Alloy to finance and operate Voxall, a joint venture company formed in collaboration with Alloy to leverage Pyxis’s site-specific target catalog and Alloy’s ATX-Gx™ platform and antibody discovery services.

Voxall granted to both Pyxis and Alloy 50% of the voting membership units of Voxall in exchange for certain initial contributions. Our initial contribution included $50,000 and a non-exclusive fully paid-up license to certain intellectual property owned or controlled by us to enable the collaboration with Voxall as further described below. Alloy’s initial contribution included $50,000 and the execution of a license agreement and a services agreement to enable the collaboration with Voxall as further described below. Voxall is governed by a board of directors consisting of an equal number of our representatives and Alloy’s representatives. We have designated our CEO, Lara Sullivan M.D., as our board representative. The protective provisions under Voxall’s operating agreement require the approval of both Pyxis and Alloy before Voxall may take certain actions.

In connection with the formation of Voxall, we entered into a three year research collaboration with Alloy and Voxall to identify and select certain biological targets and create development candidate antibodies directed to those targets for further preclinical development, clinical development and commercialization. Under the collaboration agreement, the parties will conduct research under a mutually agreed research plan and budget for up to six research programs focused on mutually selected targets. Each of us and Alloy will provide research support for the collaboration through separate services agreements with Voxall, which services will be paid in the form of promissory notes issued by Voxall. Voxall will own all intellectual property arising from the collaboration, subject to certain exceptions for intellectual property relating to Alloy’s ATX-Gx™ platform.

If a development candidate antibody under a research program meets certain mutually agreed selection criteria, we will have the exclusive option to obtain an exclusive license from Voxall to further develop and commercialize all the development candidate antibodies discovered under that research program. We may in-license one research program on certain pre-agreed financial terms. For all other in-licensed research programs, we will be obligated to pay fair market value as determined by a third party valuation. Any research program that we do not in-license may be licensed by Voxall to a third party.

Agreements with LegoChem Biosciences, Inc.

In December 2020, we entered into a license agreement, or the “LegoChem License Agreement,” with LegoChem Biosciences, Inc., or LegoChem, pursuant to which we licensed worldwide (other than Korea) development and commercialization rights for LCB67, an ADC product candidate targeting DLK1 (now referred to as PYX-202), and products containing the licensed compound. We have the right to ask LegoChem to use commercially reasonable efforts at our cost to modify the licensed compound if there are certain technical failures of the licensed compound that we believe are attributable to the linker or the payload used in the licensed compound, and the modified compound will replace the unmodified version as the licensed compound. In February 2021, we entered into an amendment to the LegoChem License Agreement to include additional patents within the scope of our license.

Pursuant to the LegoChem License Agreement, we paid an upfront fee of $0.5 million in 2020 and $9.0 million in 2021 and are required to purchase certain initial quantities of licensed product from LegoChem for an estimated cost of $7.0 million. We are also obligated to pay up to an aggregate of $284.5 million to LegoChem if certain development, regulatory and sales milestones are achieved, as well as tiered royalties on net sales of licensed products ranging from mid-single digit to high single digit royalty rates. Our royalty obligations apply on a licensed product-by-licensed product and country-by-country basis until the latest to occur of: (1) the date of expiration of the last valid claim of a licensed patent covering the licensed product; (2) 10 years from first commercial sale; and (3) the expiration of regulatory or data exclusivity.

Under the LegoChem License Agreement, we are obligated to use commercially reasonable efforts to develop at least one licensed product for at least one indication and, upon receipt of regulatory approval in the United States, China, Japan or any three or more of the major European countries (United Kingdom, Spain, France or Germany), to commercialize at least one licensed product for at least one indication in such countries. We have agreed to purchase certain initial quantities of licensed product from LegoChem and have the right to manufacture the licensed products, provided that LegoChem has the right to control the manufacture and use of the conjugation methods and materials, linker and payload elements included in the licensed intellectual property. We control prosecution, enforcement and defense of the licensed patents that are specific to the licensed products, and LegoChem has backup rights if we elect not to exercise our rights.

During the term of the LegoChem License Agreement, neither party may, either directly or through an affiliate or sublicensee, research, in-license, develop or commercialize in the licensed territory any other ADC directed to DLK-1, including any ADC directed to more than one epitope of DLK1 (a multi-epitope DLK1) or a modification or derivative of the licensed compound. This restriction does not apply to any ADC being developed by LegoChem that is subject to our right of first negotiation. We have the right of first negotiation to obtain a license to any ADC directed to DLK1 other than a multi-epitope DLK1 controlled by LegoChem that LegoChem proposes to include in a GLP toxicology study or to license to a third party.

The LegoChem License Agreement will remain in effect on a country-by-country basis until the expiration of the obligation to pay royalties, unless terminated as follows: (1) by either party for the other party’s material breach if such party fails to cure such breach within the specified cure period; (2) by either party upon cessation of business activities or certain insolvency events of the other party; (3) by us if there are certain technical failures of the licensed compound; or (4) by us for any reason upon 90 days’ prior written notice. If we challenge the scope, ownership, validity or enforceability of a licensed patent, LegoChem may convert our exclusive license to a non-exclusive license or terminate the LegoChem License Agreement.

In December 2020, we also entered into an opt-in, investment and additional consideration agreement with LegoChem, or the “Opt-In Agreement.” Under the Opt-In Agreement, we issued to LegoChem shares of Series B Convertible Preferred Stock as part of our Series B financing in March 2021. We are also obligated to pay LegoChem a percentage of sublicensing revenue ranging from low-double digits to thirty percent based on the stage of development of the licensed product at the time of entering into the applicable sublicense, which percentage may be increased to up to fifty percent for any upfront payment from a sublicensee under certain circumstances. LegoChem has exercised its option under the Opt-In Agreement to make a $8.0 million payment to us, which payment was made in April 2021, in exchange for the right to receive an extra milestone payment of $9.6 million upon the earliest to occur of certain events, including the date of pricing or offer of the first public offering of our common stock or if we are the subject of a change of control transaction. LegoChem may elect to receive payment for up to 50% of this extra milestone payment as well as certain development milestone payments under the LegoChem License Agreement in shares of our preferred stock.

Intellectual Property

Our intellectual property is critical to our business and we strive to protect it, including by obtaining and maintaining patent protection in the United States and internationally for our product candidates, new therapeutic approaches and potential indications, and other inventions that are important to our business. We also rely on trade secrets and proprietary know-how to protect aspects of our business that are not amenable to, or that we do not consider appropriate for, patent protection.

Our patent portfolio includes patents and patent applications that are exclusively licensed from the University of Chicago, Pfizer, and LegoChem and patent applications that are owned by us. Our patent portfolio includes patents and patent applications that cover our product candidates PYX-201, PYX-202, and PYX-203, and the use of these candidates for therapeutic purposes in certain territories. Our proprietary technology has been developed primarily through relationships with academic institutions, Pfizer, LegoChem, and contract research organizations.

For our product candidates, we will, in general, initially pursue patent protection covering compositions of matter and methods of use. Throughout the development of our product candidates, we seek to identify additional means of obtaining patent protection that would potentially enhance commercial success, including through additional methods of use, process of making, formulation and dosing regimen-related claims.

For all patent applications, we determine claiming strategy on a case-by-case basis. Advice of counsel and our business model and needs are always considered. We file patent applications containing claims for protection of useful applications of our proprietary technologies and any products, as well as new applications and/or uses we discover for existing technologies and products, assuming these are strategically valuable. We continuously reassess the number and type of patent applications, as well as the existing patent claims to ensure that maximum coverage and value are obtained for our processes and compositions, given existing patent office rules and regulations. Further, claims may be modified during patent prosecution to meet our intellectual property and business needs.

We recognize that the ability to obtain patent protection and the degree of such protection depends on a number of factors, including the extent of the prior art, the novelty and non-obviousness of the invention and the ability to satisfy the enablement requirement of the patent laws. The patent positions of immuno-oncology companies like ours are generally uncertain and involve complex legal, scientific and factual questions. In addition, the coverage claimed in a patent application can be significantly reduced before the patent is issued, and its scope can be reinterpreted or further altered even after patent issuance. Consequently, we may not obtain or maintain adequate patent protection for any of our future product candidates or for our platform technology. We cannot predict whether the patent applications we are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient proprietary protection from competitors. Any patents that we hold may be challenged, circumvented or invalidated by third parties.

Regardless of the coverage we seek under our existing patent applications, there is always a risk that an alteration to the product or process may provide sufficient basis for a competitor to avoid infringement claims. In addition, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and courts can reinterpret patent scope after issuance. Moreover, many jurisdictions, including the United States, permit third parties to challenge allowed or issued patents in administrative proceedings, which may result in further narrowing or even cancellation of patent claims. Moreover, we cannot provide any assurance that any patents will be issued from our pending or any future applications or that any current or future issued patents will adequately protect our products.

In total, our patent portfolio, including patents licensed from the University of Chicago, Pfizer, and LegoChem and patents owned by us, comprises eight different patent families, filed in various jurisdictions worldwide, including families directed to composition of matter for antibody drug conjugates, and families directed to methods of treating cancer and identifying potential targets. Our patent portfolio includes issued patents in the United States, Taiwan, and Australia. Our patent portfolio as of September 30, 2021 is outlined below:

Composition of Matter Patents

PYX-201.    We have exclusively licensed from Pfizer a patent family that includes one issued patent in Australia, 15 pending applications in Australia, Brazil, Canada, China, Europe, Hong Kong, India, Israel, Japan, South Korea, Mexico, Russia, Singapore, South Africa, and the United States that claim the composition of matter and certain methods of use with respect to PYX-201. The 20-year term of the patents in this family runs through October 2037, absent any available patent term adjustments or extensions.

PYX-202.    We have exclusively licensed from LegoChem a patent family that includes one pending international patent application filed under the Patent Cooperation Treaty, or PCT, that claims the composition of matter of and certain methods of use with respect to PYX-202. We intend to file national phase applications based on this PCT application before applicable deadlines. The 20-year term of the patents in this family runs through March 2040, absent any available patent term adjustments or extensions.

PYX-203.    We have exclusively licensed from Pfizer a patent family that includes one issued patent in Taiwan, 23 pending applications in Australia, Brazil, Canada, China, Colombia, Europe, Hong Kong, India, Indonesia, Israel, Japan, South Korea, Malaysia, Mexico, New Zealand, Peru, Philippines, Russia, Saudi Arabia, Singapore, South Africa, Taiwan, and the United States that claim the composition of matter and certain methods of use with respect to PYX-203. The 20-year term of the patents in this family runs through October 2038, absent any available patent term adjustments or extensions.

Methods related to T Cell Activity

We have exclusively licensed from the University of Chicago a patent family that includes two issued patents in the United States, and pending applications in Europe and the United States that claim methods for treating patients with immunotherapy based on the identification of the patient as having non-anergic T cells after measuring expression levels of various genes. The 20-year term for patents in this family runs through March 2034, absent any available patent term adjustments or extensions.

Methods of treating solid tumor cancers

We have exclusively licensed from the University of Chicago a patent family that includes one issued patent and one pending application in the United States that claim methods for treating solid tumor cancers. The 20-year term for patents in this family runs through March 2036, absent any available patent term adjustments or extensions.

Methods of treating cancer by targeting dysfunctional tumor antigen-specific CD8+ T cells

We have exclusively licensed from the University of Chicago a patent family that includes six pending applications in Canada, China, Europe, Japan, Hong Kong, and the United States that claim methods of treating cancer comprising administering an agent that specifically targets dysfunctional tumor antigen-specific CD8+ T cells. The 20-year term for patents in this family runs through January 2038, absent any available patent term adjustments or extensions.

Methods of generating target lists

We own two pending United States provisional patent applications directed to methods of identifying potential targets. The 20-year term for patents in this family runs through to 2041, excluding any extension of patent term that may be available.

We expect to file future patent applications on innovations that are developed in the course of advancing our pipeline through preclinical and clinical development.

Patent Term and Term Extensions

Individual patents have terms for varying periods depending on the date of filing of the patent application or the date of patent issuance and the legal term of patents in the countries in which they are obtained. Generally, utility patents issued for applications filed in the United States are granted a term of 20 years from the earliest effective filing date of a non-provisional patent application. In addition, in certain instances, the term of a U.S. patent can be extended to recapture a portion of the United States Patent and Trademark Office, or the USPTO, delay in issuing the patent as well as a portion of the term effectively lost as a result of the FDA regulatory review period. However, as to the FDA component, the restoration period cannot be longer than five years and the restoration period cannot extend the patent term beyond 14 years from FDA approval. In addition, only one patent applicable to an approved drug is eligible for the extension, and only those claims covering the approved drug, a method for using it, or a method of manufacturing may be extended. Similar provisions are available in Europe and other foreign jurisdictions to extend the term of a patent that covers an approved drug. We will, in general, pursue available patent term extensions in the U.S. and in foreign jurisdictions that provide for patent term extensions, however, there is no guarantee that the applicable authorities, including the FDA in the United States, will agree with our assessment of whether such extensions should be granted, and if granted, the length of such extensions. All taxes, annuities or maintenance fees for a patent, as required by the USPTO and various foreign jurisdictions, must be timely paid in order for the patent to remain in force during this period of time.

The actual protection afforded by a patent may vary on a product by product basis, from country to country, and can depend upon many factors, including the type of patent, the scope of its coverage, the availability of regulatory-related extensions and the availability of legal remedies in a particular country and the validity and enforceability of the patent.

Our patents and patent applications may be subject to procedural or legal challenges by others. We may be unable to obtain, maintain and protect the intellectual property rights necessary to conduct our business, and we may be subject to claims that we infringe or otherwise violate the intellectual property rights of others, which could materially harm our business. For more information, see the section titled “Risk Factors—Risks Related to Our Intellectual Property.”

Trademarks and Know-How

In connection with the ongoing development and advancement of our product candidates in the United States and various international jurisdictions, we seek to create protection for our marks and enhance their value by pursuing trademarks where available and when appropriate. In addition to patent and trademark protection, we rely upon trade secrets and know-how and continuing technological innovation to develop and maintain our competitive position. We seek to protect our proprietary information, in part, using confidentiality agreements with our commercial partners, collaborators, employees and consultants and invention assignment agreements with our employees and selected consultants. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and our trade secrets and other proprietary information may be disclosed. We may not have adequate remedies for any breach and could lose our trade secrets and other proprietary information through such a breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our consultants, contractors or collaborators use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting trade secrets, know-how and inventions.

Our commercial success will also depend in part on not infringing the proprietary rights of third parties. In addition, we have licensed rights under proprietary technologies of third parties to develop, manufacture and commercialize specific aspects of our future products and services. It is uncertain whether the issuance of any third party patent would require us to alter our development or commercial strategies, alter our processes, obtain licenses or cease certain activities. The expiration of patents or patent applications licensed from third parties or our breach of any license agreements or failure to obtain a license to proprietary rights that we may require to develop or commercialize our future technology may have a material adverse impact on us. If third parties prepare and file patent applications in the United States that also claim technology to which we have rights, we may have to participate in interference proceedings in the USPTO to determine priority of invention.

For more information regarding the risks related to our intellectual property, please see “Risk Factors—Risks Related to Our Intellectual Property.”

Government Regulation

The research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, recordkeeping, serialization and tracking, promotion, advertising, distribution and marketing, post-approval or licensure monitoring and reporting, and export and import, among other things, of our product candidates are extensively regulated by governmental authorities in the United States and other countries. In the United States, the FDA regulates biological products under the Federal Food, Drug, and Cosmetic Act, or the FDCA, and its implementing regulations, and the Public Health Service Act, or the PHSA, and its implementing regulations. Failure to comply with the applicable U.S. requirements may subject us to administrative or judicial sanctions, such as the FDA’s refusal to approve a BLA, warning letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions and/or criminal prosecution.

Approval and Licensure Process for Biological Products

Biological products such as ours may not be commercially marketed without prior licensure from the FDA and approval or licensure from comparable regulatory agencies in other countries. In the United States, the process for receiving such licensure is long, expensive and risky, and includes the following steps:

•	preclinical laboratory tests, animal studies, and formulation studies;

•	submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials may begin;

•	approval by an IRB at each clinical site before each trial may be initiated;

•	adequate and well-controlled human clinical trials to establish the safety, purity, and potency of the drug for each indication;

•	submission to the FDA of a BLA;

•	satisfactory completion of an FDA advisory committee review, if applicable;

•	satisfactory completion of an FDA inspection of the manufacturing facility or facilities at which the biological product is produced to assess compliance with cGMP;

•	a potential FDA audit of the preclinical and clinical trial sites that generated the data in support of the BLA;

•	the ability to obtain clearance or approval of companion diagnostic tests, if required, on a timely basis, or at all;

•	FDA review and approval of the BLA prior to any commercial marketing or sale of the drug in the United States; and

•	compliance with any post-approval requirements, including the potential requirement to implement a REMS, and the potential requirement to conduct post-approval studies.

In guidance, FDA has stated that it considers antibody-drug conjugates to be combination biological product-drug products for which a BLA should be submitted. FDA has also stated in guidance that it regulates monoclonal antibodies as biological products which require a BLA.

Regulation by U.S. and foreign governmental authorities is a significant factor affecting our ability to commercialize any of our products, as well as the timing of such commercialization and our ongoing research and development activities. The commercialization of drug products requires regulatory approval by governmental agencies prior to commercialization. Various laws and regulations govern or influence the research and development, non-clinical and clinical testing, manufacturing, processing, packaging, validation, safety, labeling, storage, record keeping, registration, listing, distribution, advertising, sale, marketing and postmarketing commitments of our products. The lengthy process of seeking these approvals, and the subsequent compliance with applicable laws and regulations, require expending substantial resources.

The results of preclinical testing, which include laboratory evaluation of product chemistry, formulation, toxicity and carcinogenicity, animal studies to assess the potential safety, purity and potency of the product and its formulations, details concerning the drug manufacturing process and its controls, and a proposed clinical trial protocol and other information must be submitted to the FDA as part of an IND that must be reviewed and become effective before clinical testing can begin. The study protocol and informed consent information for patients in clinical trials must also be submitted to an independent Institutional Review Board, or IRB, for approval covering each institution at which the clinical trial will be conducted. Once a sponsor submits an IND, the sponsor must wait 30 calendar days before initiating any clinical trials. If the FDA has comments or questions within this 30-day period, the issue(s) must be resolved to the satisfaction of the FDA before a clinical trial can begin. In addition, the FDA or an IRB may impose a clinical hold on ongoing clinical trials if, among other things, it believes that a clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable and significant risk to clinical trial patients. If the FDA imposes a clinical hold, clinical trials can only proceed under terms authorized by the FDA. If applicable, our preclinical and clinical studies must conform to the FDA’s Good Laboratory Practice, or GLP, and Good Clinical Practice, or GCP, requirements, respectively, which are designed to ensure the quality and integrity of submitted data and protect the rights and well-being of study patients. Information for certain clinical trials also must be publicly disclosed within certain time limits on the clinical trial registry and results databank maintained by the NIH.

Typically, clinical testing involves a three-phase process; however, the phases may overlap or be combined:

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Phase 1 clinical trials typically are conducted in a small number of volunteers or patients to assess the early tolerability and safety profile, the pattern of drug absorption, distribution and metabolism, the mechanism of action in humans, and may include studies where investigational drugs are used as research to explore biological phenomena or disease processes;

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Phase 2 clinical trials typically are conducted in a limited patient population with a specific disease in order to assess appropriate dosages and dose regimens, expand evidence of the safety profile and evaluate preliminary efficacy; and

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Phase 3 clinical trials typically are larger scale, multicenter, well-controlled trials conducted on patients with a specific disease to generate enough data to statistically evaluate the efficacy and safety of the product, to establish the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug.

A therapeutic product candidate being studied in clinical trials may be made available for treatment of individual patients, intermediate-size patient populations, or for widespread treatment use under an expanded access protocol, under certain circumstances. Pursuant to the 21st Century Cures Act, or Cures Act, which was signed into law in December 2016, the manufacturer of one or more investigational products for the diagnosis, monitoring, or treatment of one or more serious diseases or conditions is required to make available, such as by posting on its website, its policy on evaluating and responding to requests for individual patient access to such investigational product.

Additionally, on May 30, 2018, the Trickett Wendler, Frank Mongiello, Jordan McLinn, and Matthew Bellina Right to Try Act of 2017 was signed into law. The law, among other things, provides a federal framework for certain patients to access certain investigational new drug products that have completed a Phase 1 clinical trial and that are undergoing investigation for FDA approval. Under certain circumstances, eligible patients can seek treatment without enrolling in clinical trials and without obtaining FDA authorization under an FDA expanded access program; however, manufacturers are not obligated to provide investigational new drug products under the current federal right to try law.

Disclosure of Clinical Trial Information

Sponsors of certain clinical trials of FDA-regulated products are required to register and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, trial sites and investigators, and other aspects of the clinical trial are then made public as part of the registration. Sponsors are also obligated to disclose the results of their clinical trials after completion. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Orphan Drugs

Under the Orphan Drug Act, the FDA may grant orphan drug designation to therapeutic candidates (drugs or biological products) intended to treat a rare disease or condition, which is a disease or condition that affects fewer than 200,000 individuals in the U.S. or more than 200,000 individuals in the U.S. and for which there is no reasonable expectation that the cost of developing and making available in the U.S. a therapeutic candidate for this type of disease or condition will be recovered from sales in the U.S. for that therapeutic candidate. Orphan drug designation must be requested before submitting a marketing application for the therapeutic candidate for that particular disease or condition. After the FDA grants orphan drug designation, the identity of the therapeutic agent and its potential orphan use are disclosed publicly by the FDA. Orphan drug designation does not convey any advantage in or shorten the duration of the regulatory review and approval process. Among the other benefits of orphan drug designation are tax credits for certain research and an exemption from the BLA application fee. The FDA may revoke orphan drug designation, and if it does, it will publicly disclose that the product is no longer designated as an orphan drug.

If a product that has orphan drug designation subsequently receives the first FDA approval for the disease for which it has such designation, the product is entitled to orphan drug exclusivity, which means that the FDA may not approve any other applications, including a full BLA, to market the same biological product for the same indication for seven years, except in limited circumstances, such as a showing of clinical superiority to the product with orphan drug exclusivity or if the FDA finds that the holder of the orphan drug exclusivity has not shown that it can assure the availability of sufficient quantities of the orphan drug to meet the needs of patients with the disease or condition for which the biological product was designated. Orphan drug exclusivity does not prevent the FDA from approving a different biological product for the same disease or condition, or the same biological product for a different disease or condition.

A designated orphan drug may not receive orphan drug exclusivity if it is licensed for a use that is broader than the indication for which it received orphan designation. In addition, exclusive marketing rights in the United States may be lost if the FDA later determines that the request for designation was materially defective or if the manufacturer is unable to assure sufficient quantities of the product to meet the needs of patients with the rare disease or condition.

Expedited Development and Review Programs

The FDA has a number of programs intended to expedite the development and review of product candidates. For example, Fast Track designation is intended to expedite or facilitate the process for reviewing new biological products that meet certain criteria. Specifically, new biological products are eligible for Fast Track designation if they are intended to treat a serious or life-threatening condition and demonstrate the potential to address unmet medical needs for the condition. Fast Track designation applies to the combination of the product and the specific indication for which it is being studied. The sponsor of a new biological product may request the FDA to designate the biological product as a Fast Track product at any time during the clinical development of the product. Unique to a Fast Track product, the FDA may consider for review sections of the marketing application on a rolling basis before the complete application is submitted, if the sponsor provides a schedule for the submission of the sections of the application, the FDA agrees to accept sections of the application and determines that the schedule is acceptable, and the sponsor pays any required user fees upon submission of the first section of the application. FDA may revoke the Fast Track designation if it believes that the designation is no longer supported by data emerging in the clinical trial process.

Under the Breakthrough Therapy program, products intended to treat a serious or life-threatening disease or condition may be eligible for Breakthrough Therapy designation, which includes eligibility for the benefits of the Fast Track program, when preliminary clinical evidence demonstrates that such product may have substantial improvement on one or more clinically significant endpoints over existing therapies. Additionally, FDA will seek to ensure the sponsor of a breakthrough therapy product receives timely advice and interactive communications to help the sponsor design and conduct a development program as efficiently as possible.

A product is eligible for priority review if it is intended to treat a serious condition and, if approved or licensed, it would provide a significant improvement in safety or effectiveness. FDA intends to take action on a priority review marketing application within six months of receipt, compared to 10 months of receipt for regular review submissions.

Additionally, a product may be eligible for accelerated approval if it is intended to treat a serious or life-threatening disease or condition and would provide meaningful therapeutic benefit over existing treatments. Accelerated approval may be granted on the basis of adequate and well-controlled clinical studies establishing that the product has an effect on a surrogate endpoint that is reasonably likely to predict a clinical benefit, or on a clinical endpoint that can be measured earlier than irreversible morbidity or mortality and is reasonably likely to predict an effect on irreversible morbidity, mortality, or other clinical benefit. As a condition of approval, the FDA may require that a sponsor of a biological product receiving accelerated approval diligently perform adequate and well-controlled postmarketing clinical studies demonstrating clinical benefit. In addition, the FDA requires as a condition for accelerated approval the submission of promotional materials, which could adversely impact the timing of the commercial launch of the product. Fast Track designation, Breakthrough Therapy designation, priority review and accelerated approval do not change the standards for licensure but may expedite the review process.

Pediatric studies and exclusivity

Under the Pediatric Research Equity Act of 2003, a BLA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the biological product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the Food and Drug Administration Safety and Innovation Act of 2012, or FDASIA, sponsors must also submit pediatric study plans prior to the assessment data.

Those pediatric study plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA and the FDA’s internal review committee must then review the information submitted, consult with each other and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after licensure of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in FDASIA. Unless otherwise required by regulation, the pediatric data requirements do not apply to products with orphan designation.

Pediatric exclusivity is a type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity. This six-month exclusivity may be granted if a BLA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.

FDA Review of BLAs

After completion of the required clinical testing, a BLA is prepared and submitted to the FDA. FDA approval of the BLA is required before marketing of the product may begin in the United States. The BLA must include the results of all preclinical, clinical and other testing and a compilation of data relating to the product’s pharmacology, chemistry, manufacture and controls. The cost of preparing and submitting a BLA is substantial. The submission of most BLAs is additionally subject to a substantial application user fee, currently exceeding $2,875,842 for fiscal year 2021, and the manufacturer and sponsor under an approved BLA are also subject to annual program fees, currently $336,432 for each prescription product. These fees are typically increased annually. Sponsors of applications for drugs granted Orphan Drug Designation are exempt from these user fees.

The FDA has 60 days from its receipt of a BLA to determine whether the application will be accepted for filing based on the agency’s threshold determination that it is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept a BLA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of BLAs to encourage timeliness. Applications for standard review drug products are meant to be reviewed within ten months; applications for priority review drugs are meant to be reviewed in six. Priority review can be applied to drugs that the FDA determines offer major advances in treatment or provide a treatment where no adequate therapy exists. The review process for both standard and priority review may be extended by the FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

The FDA is required to refer an application for a novel biological product to an advisory committee or explain why such referral was not made. An advisory committee is typically a panel that includes clinicians and other experts—for review, evaluation and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations.

Before approving a BLA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. The FDA will not license the product unless compliance with cGMPs is satisfactory, and the application meets the appropriate standard. A BLA must include data that demonstrate that the biological product is safe, pure, and potent.

After the FDA evaluates the BLA and accompanying information and the manufacturing facilities, it issues either an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the BLA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

An approval or licensure letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of BLA licensure, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the biological product outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product licensure may require substantial post-approval testing and surveillance to monitor the drug’s safety or efficacy. Once granted, product licenses may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

If the FDA approves a product, it may limit the approved indications for use for the product; require that contraindications, warnings or precautions be included in the product labeling; require that postmarketing studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after licensure; require testing and surveillance programs to monitor the product after commercialization; or impose other conditions, including distribution restrictions or other risk management mechanisms, including REMS, which can materially affect the potential market and profitability of the product. The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval, as applicable, of a new BLA or supplement before the change can be implemented. A BLA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing supplements as it does in reviewing BLAs.

Biosimilars and Reference Product Exclusivity

The Biologics Price Competition and Innovation Act of 2009, or BPCIA, created an abbreviated approval pathway for biological product candidates shown to be highly similar, or “biosimilar,” to or interchangeable with an FDA licensed reference biological product. Biosimilarity, which requires that a product is highly similar to the reference product notwithstanding minor differences in clinically inactive components, and that there be no clinically meaningful differences between the biological product and the reference product in terms of safety, purity, and potency, can generally be shown through analytical studies, animal studies, and a clinical study or studies. Interchangeability requires that a product is biosimilar to the reference product and the product must demonstrate that it can be expected to produce the same clinical results as the reference product in any given patient and, for products that are administered multiple times to an individual, the interchangeable biosimilar and the reference biological product may be alternated or switched after one has been previously administered without increasing safety risks or risks of diminished efficacy relative to exclusive use of the reference biological product. A product shown to be biosimilar or interchangeable with an FDA-approved reference biological product may rely in part on the FDA’s previous determination of safety and effectiveness for the reference product for approval, which can potentially reduce the cost and time required to obtain approval to market the product. Complexities associated with the larger, and often more complex, structures of biological products, as well as the processes by which such products are manufactured, pose significant hurdles and have slowed implementation of the BPCIA by the FDA.

Under the BPCIA, an application for a biosimilar product may not be submitted to the FDA until four years following the date that the reference product was first licensed by the FDA. In addition, the approval of a biosimilar product may not be made effective by the FDA until 12 years from the date on which the reference product was first licensed. During this 12-year period of reference product exclusivity, another company may obtain FDA licensure and market a competing version of the reference product if the FDA approves a full BLA for the competing product containing that applicant’s own preclinical data and data from adequate and well-controlled clinical trials to demonstrate the safety, purity and potency of its product. The BPCIA also created certain exclusivity periods for biosimilars approved as interchangeable products. At this juncture, it is unclear whether products deemed “interchangeable” by the FDA will, in fact, be readily substituted by pharmacies, which are governed by state pharmacy law.

A biological product can also obtain pediatric market exclusivity in the United States. As stated above, pediatric exclusivity, if granted, adds six months to existing exclusivity periods and patent terms. This six-month exclusivity, which runs from the end of other exclusivity protection or patent term, may be granted based on the voluntary completion of a pediatric study in accordance with an FDA-issued “Written Request” for such a study.

The BPCIA is complex and continues to be interpreted and implemented by the FDA. In addition, there has been discussion of whether Congress should reduce the 12-year reference product exclusivity period. Other aspects of the BPCIA, some of which may impact the BPCIA exclusivity provisions, have also been the subject of recent litigation. As a result, the ultimate implementation of the BPCIA is subject to significant uncertainty.

Post-Licensure FDA Requirements

Biological products manufactured or distributed pursuant to FDA licenses are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion with the product. After licensure, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and licensure. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

Often times, even after a biological product has been licensed by the FDA for sale, the FDA may require that certain post-licensure requirements be satisfied, including the conduct of additional clinical studies. If such post-approval requirements are not satisfied, the FDA may withdraw its licensure of the biological product. In addition, holders of a biological product license are required to report certain adverse reactions to the FDA, comply with certain requirements concerning advertising and promotional labeling for their products, and continue to have quality control and manufacturing procedures conform to cGMP after approval. In addition, biological product manufacturers and their subcontractors are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements and other aspects of regulatory compliance. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third-party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Among the conditions for BLA licensure is the requirement that the manufacturing operations conform on an ongoing basis with cGMP. In complying with cGMP, we must expend time, money and effort in the areas of training, production and quality control within our own organization and at our contract manufacturing facilities. A successful inspection of the manufacturing facility by the FDA is usually a prerequisite for final licensure of a biological product. Following licensure of the BLA, we and our manufacturers will remain subject to periodic inspections by the FDA to assess continued compliance with cGMP requirements and the conditions of licensure.

We will also face similar inspections coordinated by foreign regulatory authorities. The FDA periodically inspects the sponsor’s records related to safety reporting and/or manufacturing facilities; this latter effort includes assessment of compliance with cGMP. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain cGMP compliance.

Once licensure is granted, the FDA may withdraw licensure if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	Restrictions on the marketing or manufacturing of the product, including total or partial suspension of production, complete withdrawal of the product from the market or product recalls;

•	Fines, warning letters or holds on post-licensure clinical trials;

•	Refusal of the FDA to license pending BLAs or supplements, or suspension or revocation of product licensure;

•	Product seizure or detention, or refusal to permit the import or export of products;

•	Consent decrees, corporate integrity agreements, debarment or exclusion from federal healthcare programs;

•	Mandated modification of promotional materials and labeling and the issuance of corrective information;

•	The issuance of safety alerts, Dear Healthcare Provider letters, press releases and other communications containing warnings or other safety information about the product; or

•	Injunctions or the imposition of civil or criminal penalties.

The FDA closely regulates marketing, labeling, advertising and promotion of products that are placed on the market. Biological products may be promoted only for the licensed indications and in accordance with the provisions of the approved labeling. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off label uses may be subject to significant liability. Failure to comply with these requirements can result in, among other things, adverse publicity, warning letters, corrective advertising and potential civil and criminal penalties. Physicians may prescribe legally available products for uses that are not described in the product’s labeling and that differ from those tested by us and approved by the FDA. Such off-label uses are common across medical specialties. Physicians may believe that such off-label uses are the best treatment for many patients in varied circumstances. The FDA does not regulate the behavior of physicians in their choice of treatments. The FDA does, however, restrict manufacturer’s communications on the subject of off-label use of their products.

In addition, the distribution of prescription drug products, including most biological products that require a prescription, are is subject to the Prescription Drug Marketing Act, or the PDMA, which regulates the distribution of drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription drug product samples and impose requirements to ensure accountability in distribution.

Patent term extension

After BLA licensure, owners of relevant drug patents may apply for up to a five-year patent extension, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory process. The allowable patent term extension is typically calculated as one-half the time between the effective date of an IND and the submission date of a BLA, plus the time between BLA submission date and the BLA approval date up to a maximum of five years. The time can be shortened if the FDA determines that the applicant did not pursue licensure with due diligence. The total patent term after the extension may not exceed 14 years from the date of product licensure. Only one patent applicable to a licensed biological product is eligible for extension and only those claims covering the product, a method for using it, or a method for manufacturing it may be extended and the application for the extension must be submitted prior to the expiration of the patent in question. However, we may not be granted an extension because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements.

FDA approval and regulation of companion diagnostics

A therapeutic product may rely upon an in vitro companion diagnostic for use in selecting the patients that will be more likely to respond to that therapy. If safe and effective use of a therapeutic depends on an in vitro diagnostic, then the FDA generally will require approval or clearance of that diagnostic, known as a companion diagnostic, at the same time that the FDA approves the therapeutic product. In August 2014, the FDA issued final guidance clarifying the requirements that will apply to approval of therapeutic products and in vitro companion diagnostics. According to the guidance, for novel drugs, a companion diagnostic device and its corresponding therapeutic should be approved or cleared contemporaneously by the FDA for the use indicated in the therapeutic product’s labeling. In July 2016, the FDA issued a draft guidance intended to assist sponsors of the drug therapeutic and in vitro companion diagnostic device on issues related to co-development of the products.

If FDA determines that a companion diagnostic device is essential to the safe and effective use of a novel therapeutic product or indication, FDA generally will not approve the therapeutic product or new therapeutic product indication if the companion diagnostic device is not approved or cleared for that indication. Approval or clearance of the companion diagnostic device will ensure that the device has been adequately evaluated and has adequate performance characteristics in the intended population. The review of in vitro companion diagnostics in conjunction with the review of our therapeutic product candidates will, therefore, likely involve coordination of review by the FDA’s Center for Biologics Evaluation and Research and the FDA’s Center for Devices and Radiological Health.

Under the FDCA, in vitro diagnostics, including companion diagnostics, are regulated as medical devices. In the United States, the FDCA and its implementing regulations, and other federal and state statutes and regulations govern, among other things, medical device design and development, preclinical and clinical testing, premarket clearance or approval, registration and listing, manufacturing, labeling, storage, advertising and promotion, sales and distribution, export and import, and post-market surveillance. Unless an exemption applies, diagnostic tests require marketing clearance or approval from the FDA prior to commercial distribution. The three primary types of FDA marketing authorization applicable to a medical device include premarket notification, also called 510(k) clearance, premarket approval, or PMA, and De Novo classification requests. The FDA has generally required in vitro companion diagnostics intended to select the patients who will respond to cancer treatment to obtain a PMA for that diagnostic simultaneously with approval of the drug.

The PMA process, including the gathering of clinical and preclinical data and the submission to and review by the FDA, can take several years or longer. It involves a rigorous premarket review during which the applicant must prepare and provide the FDA with reasonable assurance of the device’s safety and effectiveness and information about the device and its components regarding, among other things, device design, manufacturing and labeling. PMA applications are subject to an application fee of $365,657 for most PMAs for FY 2021. In addition, PMAs for certain devices must generally include the results from extensive preclinical and adequate and well-controlled clinical trials to establish the safety and effectiveness of the device for each indication for which FDA approval is sought. In particular, for a diagnostic, a PMA application typically requires data regarding analytical and clinical validation studies. As part of the PMA review, the FDA will typically inspect the manufacturer’s facilities for compliance with the Quality System Regulation, or QSR, which imposes elaborate testing, control, documentation and other quality assurance requirements.

PMA approval is not guaranteed, and the FDA may ultimately respond to a PMA submission with a not approvable determination based on deficiencies in the application and require additional clinical trial or other data that may be expensive and time-consuming to generate and that can substantially delay approval. If the FDA’s evaluation of the PMA application is favorable, the FDA typically issues an approvable letter requiring the applicant’s agreement to specific conditions, such as changes in labeling, or specific additional information, such as submission of final labeling, in order to secure final approval of the PMA. If the FDA’s evaluation of the PMA or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. A not approvable letter will outline the deficiencies in the application and, where practical, will identify what is necessary to make the PMA approvable. The FDA may also determine that additional clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and then the data submitted in an amendment to the PMA. If the FDA concludes that the applicable criteria have been met, the FDA will issue a PMA for the approved indications, which can be more limited than those originally sought by the applicant. The PMA can include post-approval conditions that the FDA believes necessary to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and the requirement for post approval studies as well as postmarketing surveillance. Once granted, PMA approval may be withdrawn by the FDA if compliance with post approval requirements, conditions of approval or other regulatory standards are not maintained or problems are identified following initial marketing.

After a device is placed on the market, it remains subject to significant regulatory requirements. Medical devices may be marketed only for the uses and indications for which they are cleared or approved. Device manufacturers must also establish registration and device listings with the FDA. A medical device manufacturer’s manufacturing processes and those of its suppliers are required to comply with the applicable portions of the QSR, which cover the methods and documentation of the design, testing, production, processes, controls, quality assurance, labeling, packaging and shipping of medical devices. Manufacturers are also subject to medical device reporting requirements as well as reporting certain requirements related to device corrections and removals. Domestic facility records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. The FDA also may inspect foreign facilities that export products to the U.S.

Foreign Regulation

In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of our product candidates to the extent we choose to sell any products outside of the United States. Whether or not we obtain FDA approval for a product, we must obtain the requisite approvals from regulatory authorities and, if required, from independent ethics committees in foreign countries before we can commence clinical trials as well as regulatory approvals prior to marketing the product candidates in those countries. The approval processes vary from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials, product licensing, pricing and reimbursement vary greatly from country to country. As in the United States, post-approval regulatory requirements, such as those regarding product manufacture, marketing, or distribution would apply to any product that is approved outside the United States.

Other Healthcare Laws

Among others, the FDA, U.S. Department of Health and Human Services, or HHS, Office of Inspector General, the Centers for Medicare and Medicaid Services, or CMS, and comparable regulatory authorities in state and local jurisdictions and in other countries impose substantial and burdensome requirements upon companies involved in the preclinical and clinical development, manufacture, marketing, and distribution of drugs such as those we are developing. These agencies and other federal, state, and local entities regulate, among other activities, the research and development, testing, manufacture, quality control, safety, effectiveness, labeling, storage, record keeping, approval, sales, commercialization, marketing, advertising and promotion, distribution, post-approval monitoring and reporting, sampling, and export and import of our product candidates. Any drug candidates that we develop must be approved by the FDA before they may be legally marketed in the United States and by the appropriate foreign regulatory agency before they may be legally marketed in those foreign countries. Generally, our activities in other countries will be subject to regulation that is similar in nature and scope as that imposed in the United States, although there can be important differences. Additionally, some significant aspects of regulation in the European Union, or EU, are addressed in a centralized way, but country-specific regulation remains essential in many respects.

Although we do not currently have any products on the market, in addition to FDA restrictions on marketing of pharmaceutical products, we are also subject to healthcare statutory and regulatory requirements and enforcement by the U.S. federal and state governments. Pharmaceutical companies like us are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Such regulation and may constrain the financial arrangements and relationships through which we research, develop, and, ultimately, sell, market, and distribute any products for which we obtain marketing approval. Such laws include, without limitation:

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The federal Anti-Kickback Statute, an intent-based criminal statute that prohibits, among other activities, persons and entities from knowingly and willfully soliciting, offering, paying, receiving, or providing any remuneration (including any kickback, bride, or rebate), directly or indirectly, overtly or covertly, in cash or in kind, to induce or reward, or in return for, either the referral of an individual for, or the purchase, lease, order, or recommendation of, any item or service for which payment may be made, in whole or in part, under a federal healthcare program, such as Medicare or Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

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The federal civil and criminal false claims laws, including the civil False Claims Act, or FCA, which prohibit individuals or entities from, among other activities, knowingly presenting, or causing to be presented, to the federal government claims for payment or approval that are false, fictitious, or fraudulent; knowingly making, using, or causing to be made or used, a false statement or record material to a false or fraudulent claim or obligation to pay or transmit money or property to the federal government; or knowingly concealing or knowingly and improperly avoiding or decreasing an obligation to pay money to the federal government. In addition, the government may assert that a claim that includes items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the FCA. The FCA also permits a private individual acting as a “whistleblower” to bring qui tam actions on behalf of the federal government alleging violations of the FCA and to share in any monetary recovery or settlement.

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The federal civil monetary penalties laws, which prohibit, among other activities (1) arranging for or contracting with an individual or entity that is excluded from participation in federal healthcare programs to provide items or services reimbursable by a federal healthcare program, (2) failing to report and return a known overpayment, or (3) offering or transferring any remuneration to a Medicare or Medicaid beneficiary if the person knows or should know it is likely to influence the beneficiary’s selection of a particular provider, practitioner, or supplier of items or services reimbursable by Medicare or Medicaid, unless an exception applies.

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The federal criminal statutes enacted under the Health Insurance Portability and Accountability Act of 1996, or HIPAA, which impose criminal liability for knowingly and willfully executing, or attempting to execute, a scheme to defraud any healthcare benefit program, including private third-party payors, or obtain, by means of false or fraudulent pretenses, representations, or promises, any of the money or property owned by, or under the custody or control of, any healthcare benefit program; knowingly and willfully embezzling or stealing from a healthcare benefit program; willfully preventing, obstructing, misleading, or delaying a criminal investigation of a healthcare offense; and knowingly and willfully falsifying, concealing, or covering up a material fact or making any materially false statements in connection with the delivery of or payment for healthcare benefits, items, or services. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it in order to have committed a violation.

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The federal Physician Payment Sunshine Act, enacted as part of the Patient Protection and Affordable Care Act, which imposes annual reporting requirements for certain manufacturers of drugs, devices, biological products, and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, for certain payments and “transfers of value” provided to “covered recipients,” which include U.S.-licensed physicians (defined to include doctors, dentists, optometrists, podiatrists and chiropractors) and teaching hospitals, as well as ownership and investment interests held by such physicians and their immediate family members. For reports submitted to CMS on or after January 1, 2022, such obligations will include the reporting of payments and other transfers of value provided in the previous year to certain other healthcare professionals, including physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists, anesthesiologist assistants and certified nurse midwives,

•	The FDCA and PHSA, which regulate licensure of biological products and prohibit the misbranding and adulteration of biological products.

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Analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply with respect to healthcare items or services reimbursed by non-governmental third party-payors and may be broader than their federal equivalents; state and foreign laws requiring pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and/or the relevant compliance guidance promulgated by the federal government or otherwise restricting payments that may be made to healthcare providers; state laws and regulations requiring drug manufacturer disclosures to state agencies and/or commercial purchasers with respect to certain price increases; state and foreign laws requiring drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers and restricting marketing practices or requiring disclosure of marketing expenditures and pricing information; and state and local laws that requiring registration of pharmaceutical sales representatives.

Violations of any of these laws or any other applicable laws or regulations may result in significant penalties, including, without limitation, administrative, civil, and criminal penalties, damages, fines, disgorgement, the curtailment or restructuring of operations, integrity oversight and reporting obligations to resolve allegations of noncompliance, exclusion from participation in federal and state healthcare programs, such as Medicare and Medicaid, and imprisonment. Ensuring business arrangements comply with applicable healthcare laws, as well as responding to possible investigations by government authorities, can be time- and resource-consuming and can divert a company’s attention from its business.

Coverage and Reimbursement

Sales of any pharmaceutical product depend, in part, on the extent to which such product will be covered by third-party payors, such as federal, state, and foreign government healthcare programs, commercial insurance, and managed healthcare organizations, and the level of reimbursement for such product by third-party payors. Decisions regarding the extent of coverage and amount of reimbursement to be provided are made on a payor-by-payor basis. These third-party payors are increasingly reducing coverage and reimbursement for healthcare items (including drugs) and services. Moreover, for products administered under the supervision of a physician, obtaining coverage and adequate reimbursement may be particularly difficult because of the higher prices often associated with such drugs. Additionally, separate reimbursement for the product itself may or may not be available. Instead, the hospital or administering physician may be reimbursed only for providing the treatment or procedure in which our product is used.

In addition, the U.S. government, states, and foreign governments have continued implementing cost-containment programs, including price controls, restrictions on coverage and reimbursement, and requirements for substitution of lower-cost or generic products. Adoption of price controls and cost-containment measures and adoption of more restrictive policies in jurisdictions with existing controls and measures could further limit sales of any drug product. Decreases in third-party reimbursement for any drug product or a decision by a third-party payor not to cover a product could reduce physician usage and patient demand for the product and also have a material adverse effect on sales.

Moreover, as a condition of participating in, and having products covered under, certain federal healthcare programs, such as Medicare and Medicaid, we may become subject to federal laws and regulations that require pharmaceutical manufacturers to calculate and report certain pricing metrics to the government, including the Average Manufacturer Price, or AMP, and Best Price under the Medicaid Drug Rebate Program, the Medicare Average Sales Price, the 340B Ceiling Price, and Non-Federal AMP reported to the Department of Veteran Affairs, and with respect to Medicaid, pay statutory rebates on utilization of manufacturers’ products by Medicaid beneficiaries. Compliance with these laws and regulations will require significant resources and may have a material adverse effect on our revenues.

Healthcare Reform

In the United States, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act, collectively known as the ACA, was enacted, which substantially changed the way healthcare is financed by both governmental and private payors, and significantly affected the pharmaceutical industry. The ACA contained a number of provisions, including those governing the federal healthcare programs, provider reimbursement, and healthcare fraud and abuse laws. For example, the ACA:

•	increased the minimum level of Medicaid rebates payable by manufacturers of brand name drugs from 15.1% to 23.1% of the AMP;

•	required collection of rebates for drugs paid by Medicaid managed care organizations;

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expanded beneficiary eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to certain individuals with income at or below 138% of the federal poverty level, thereby potentially increasing manufacturers’ Medicaid rebate liability;

•	extended manufacturers’ Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

•	expanded the types of entities eligible for the 340B Drug Pricing Program;

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established a new methodology by which rebates owed by manufacturers under the Medicaid Drug and Rebate Program, or MDRP, are calculated for drugs that are inhaled, infused, instilled, implanted or injected;

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required manufacturers to participate in a coverage gap discount program, under which they must agree to offer 70 percent point-of-sale discounts off negotiated prices of applicable branded drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer’s outpatient drugs to be covered under Medicare Part D;

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imposed a non-deductible annual fee on pharmaceutical manufacturers or importers who sell “branded prescription drugs” and biologic agents apportioned among these entities according to their market share in certain federal government programs;

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established the Center for Medicare and Medicaid Innovation within CMS to test innovative payment and service delivery models to lower Medicare and Medicaid spending, potentially including prescription drug spending;

•	created the Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research;

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required reporting of certain financial arrangements between manufacturers of drugs, biologics, devices, and medical supplies and physicians and teaching hospitals under the federal Physician Payments Sunshine Act; and

•	required annual reporting of certain information regarding drug samples that manufacturers and distributors provide to licensed practitioners.

Since its enactment, there have been executive, judicial, and legislative branch challenges to certain aspects of the ACA, and, on June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA brought by several states without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden had issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, policies that create barriers to obtaining access to health insurance coverage through the ACA marketplaces. It is unclear how healthcare reform measures enacted by Congress or implemented by the Biden administration or other efforts to challenge, repeal or replace the ACA, if any, will impact the ACA.

Other legislative changes have been proposed and adopted in the U.S. since the ACA was enacted. These changes include the Budget Control Act of 2011, which, among other changes, led to aggregate reductions in Medicare payments to providers of up to 2% per fiscal year that started in April 2013 and, due to subsequent legislation, will continue into 2031, with the exception of a temporary suspension of the payment reduction from May 1, 2020 through December 31, 2021 due to the COVID-19 pandemic, unless additional Congressional action is taken. Most recently, the American Rescue Plan Act of 2021 eliminates the statutory cap on drug manufacturers’ MDRP rebate liability effective January 1, 2024. Under current law enacted as part of the ACA, drug manufacturers’ MDRP rebate liability is capped at 100% of AMP for a covered outpatient drug.

The cost of prescription drugs has been the subject of considerable policy discussion and debate in the United States. Congress has considered and passed legislation, and the former Trump administration pursued several regulatory reforms to further increase transparency around prices and price increases, lower out-of-pocket costs for consumers, and decrease spending on prescription drugs by government programs. Congress has also continued to conduct inquiries into the prescription drug industry’s pricing practices. While several proposed reform measures will require Congress to pass legislation to become effective, Congress and the Biden administration have expressed support for legislative and/or administrative measures to address prescription drug costs. Since the Presidential inauguration, the Biden administration has also taken several executive actions that signal changes in policy from the prior administration, including with respect to executive actions by the Trump administration related to prescription drug costs. At the state level, legislatures are increasingly passing legislation and states are implementing regulations designed to control spending on, and patient out-of-pocket costs for, drug products.

We expect that additional state and federal healthcare reform and/or drug pricing measures will be adopted in the future, any of which could affect the pricing and/or availability of drug products, the amounts that federal and state governments and other third-party payors will pay for healthcare products and services, and/or our ability to generate revenue, attain or maintain profitability, or commercialize products for which we may receive regulatory approval in the future.

Data Privacy & Security

Numerous state, federal and foreign laws and regulations govern the collection, dissemination, use, access to, privacy and security of personal information (including health-related information). Such laws and regulations that could apply to our operations or the operations of our partners include health information privacy and security laws (e.g., HIPAA), federal and state consumer protection laws and regulations (e.g., Section 5 of the Federal Trade Commission Act), state privacy laws (e.g., the California Consumer Privacy Act, or CCPA, California Consumer Privacy Rights Act, or CPRA, which goes into effect in 2023, the Virginia Consumer Data Protection Act which goes into effect in 2023), data breach notification laws, and the EU General Data Protection Regulation, or GDPR.    Privacy and security laws, regulations, and other obligations are constantly evolving, may conflict with each other to complicate compliance efforts, and can result in investigations, proceedings, or actions that lead to significant civil and/or criminal penalties and restrictions on data processing.

Employees and Human Capital Resources

As of September 30, 2021, we employed 39 full-time permanent employees. Of these employees, approximately 59% have advanced degrees including but not limited to Ph.D., M.D., M.B.A., and approximately 62% were engaged in research and development activities and 10% in business development activities. Approximately half of our workforce and more than half of our executive leadership, is comprised of women. None of our employees are represented by a labor union or covered by a collective bargaining agreement. We consider our relationship with our employees to be good.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing and integrating our employees. We also place a high value on the diversity of our team –including gender, background and expertise – to foster our culture of innovation. The principal purposes of our equity incentive plans are to align the interests of our stockholders and those eligible for awards, to retain and incentivize officers, directors, employees, and other service providers, and to encourage them to act in our long-term best interests. We value our employees and regularly evaluate the total compensation we provide, including paid time off, personal leave and other benefits, to ensure we remain competitive and attractive to potential new hires.

Facilities

Our headquarters are located at 35 CambridgePark Drive, Cambridge, MA 02140, where we lease approximately 8,955 rentable square feet of office and laboratory space under a lease that terminates on October 31, 2021 which has been extended through March 31, 2022. On September 29, 2021, we entered into a new lease agreement for approximately 31,659 square feet of an office and laboratory space in 321 Harrison Avenue, Boston, MA 02118. The 10-year lease term begins on April 1, 2022, and ends on December 31, 2032, with an additional five-year option to extend the lease beyond December 31, 2032. We believe that our existing facilities are adequate to meet our current needs, and that suitable additional alternative spaces will be available in the future on commercially reasonable terms.

Legal Proceedings

From time to time, we may become involved in legal proceedings arising in the ordinary course of our business. As of the date of this prospectus, we were not a party to any material legal matters or claims.

MANAGEMENT

Executive Officers and Directors

The following table sets forth information concerning our executive officers and directors as of September 30, 2021.

Name	Age	Position(s)
Executive Officers
Lara Sullivan, M.D.	48	Chief Executive Officer and Director
Pamela Connealy	60	Chief Financial Officer
Jay Feingold, M.D., Ph.D.	64	Chief Medical Officer
Ronald Herbst, Ph.D.	60	Chief Scientific Officer
Ritu Shah	45	Chief Operating Officer

Non-Employee Directors
David Steinberg*	49	Chairman of the Board
John Flavin(1)(2)**	52	Director
Lucio Iannone, Ph.D.*	38	Director
Gotham Makker, M.D.*	47	Director
Christopher O’Donnell Ph.D.*	52	Director
Mark Chin(2)(3)	39	Director
Freda Lewis-Hall, M.D.(3)	66	Director
Thomas Civik(1)(2)	52	Director
Darren Cline(1)(3)	56	Director

(1)	Member of our audit committee
(2)	Member of our compensation committee
(3)	Member of our nominating and governance committee
*	David Steinberg, Lucio Iannone Ph.D., Gotham Makker M.D. and Christopher O’Donnell Ph.D. will resign as directors immediately prior to the effectiveness of the registration statement on Form S-1, of which this prospectus forms a part.
**	John Flavin will become the Chairman of the Board immediately prior to the effectiveness of the registration statement on Form S-1, of which this prospectus forms a part.

The following are brief biographies describing the backgrounds of our executive officers and non-employee directors:

Executive Officers

Lara Sullivan, M.D. has served as our Chief Executive Officer of Pyxis Oncology since December 2019. Prior to joining us, Dr. Sullivan was a senior advisor from July 2018 to September 2019 at Lara Sullivan BioAdvisory Services, consulting for biotechnology companies. From September 2017 to June 2018, Dr. Sullivan was Founder and President of SpringWorks Therapeutics, a clinical stage biopharmaceutical company spun-out from Pfizer. Between February 2011 and September 2017, Dr. Sullivan was at Pfizer, where she led strategy, competitive intelligence and portfolio operations for the company’s early-stage R&D pipeline. Prior to joining Pfizer, Dr. Sullivan was an associate partner at McKinsey & Company, where she specialized in biopharmaceutical R&D productivity and efficiency. Dr. Sullivan also served as a principal at Paul Capital Partners, where she led due diligence for healthcare investments, and earlier in her career worked in healthcare equity research and healthcare municipal finance at Credit Suisse First Boston.

Lara holds an M.D. from the University of Pennsylvania School of Medicine, an M.B.A. from The Wharton School at the University of Pennsylvania, and a B.A. in Comparative Literature from Cornell University.

We believe that Lara is qualified to serve on our board of directors because of her extensive expertise and experience in the life sciences industry, her leadership and management experience and her educational background.

Pamela Connealy has served as our Chief Financial Officer since July 2021. From November 2019 to July 2021, Ms. Connealy served as Chief Financial Officer and Chief Human Resources Officer at Immunovant, a New York based biotechnology company. From August 2018 to November 2019, Ms. Connealy served as the Chief Financial Officer, Chief Operating Officer and Chief Human Resources Officer of Kiva, a San Francisco based nonprofit organization. From April 2014 to June 2018, Ms. Connealy served as Global Head of Talent at the Bill & Melinda Gates Foundation, focusing on talent management, compensation, benefits, and global mobility. From March 2012 to November 2013, she served as Vice President of Business Operations at Salesforce, a software company, and from March 2002 to April 2010, Ms. Connealy served as a Vice President and Corporate Officer at Genentech, a biotechnology company, with roles including Chief Financial Officer of Research & Development, Global Head of Procurement and other Commercial and Technology roles. Ms. Connealy currently serves as a member of the board of directors and Chair of the audit committee of Orchestra BioMed, Inc., a biotechnology company.

Ms. Connealy earned a B.S. in Chemistry from Gannon University and an M.B.A. in Finance from the University of St. Thomas in Houston, Texas.

Jay Feingold, M.D. Ph.D. joined us in September 2021 and serves as our Chief Medical Officer. Prior to joining us, from September 2014 to September 2021, he was the Senior Vice President, Chief Medical Officer and Head of Oncology Clinical Development of ADC Therapeutics SA. From 2010 to 2014, he was Vice President of U.S. Medical Affairs and Chairman of the Global Medical Affairs Oversight Committee at Daiichi Sankyo Company, Ltd. From 2007 to 2010, Dr. Feingold was Vice President of Global Oncology Clinical Development and Global Therapy Area Director of Oncology at Wyeth Pharmaceuticals, Inc.

Dr. Feingold holds a B.S. in biology from Stony Brook University and an M.D. and Ph.D. from the Albert Einstein College of Medicine and was trained in pediatrics and pediatric hematology and oncology at the University of California Los Angeles Center for the Health Sciences.

Ronald Herbst, Ph.D. has served as our Chief Scientific Officer since October 2019. Prior to joining us, between 2014 and 2019, Dr. Herbst was Vice President, Research & Development and Head of Oncology Research at MedImmune, the global biologics research and development arm of AstraZeneca, where he served as Chair of the Oncology Research Committee and as member of the MedImmune Research Leadership Team. Under his leadership, the oncology group brought 10 novel targets to the clinic in the areas of immunotherapy and antibody drug conjugates. Prior to that, Ronald focused on the company’s respiratory, inflammation and autoimmunity efforts, where he led the advancement of 4 novel molecules into the clinic, including one that is now approved by the US Food and Drug Administration.

Before joining MedImmune, Ronald was Senior Principal Investigator in oncology at DNAX, a Schering Plough biotechnology subsidiary.

Ronald conducted his postdoctoral research in the Department of Biology at Stanford University. He obtained his Ph.D. at the Ludwig-Maximilian University of Munich, with research conducted at the Max-Planck Institute of Biochemistry in Axel Ullrich’s Laboratory. Ronald has (co)-authored more than 100 publications and is co-inventor on 17 pending or granted patents.

Ritu Shah has served as our Chief Operating Officer since March 2021. Ritu has over 20 years of experience in the pharmaceutical and biotech industry specializing in portfolio management and strategic planning. Prior to joining us, between July 2018 and March 2021, Ritu served as the Vice President of Business Operations and Program Management of Levo Therapeutics where she led the operations for the Phase 3 trial of Prader-Willi syndrome, a rare disease. Prior to Levo, between October 2017 and July 2018, Ritu was the Chief of Staff to the CEO and Vice President of Program Management for AveXis, a biotech gene therapy company focusing on SMA, and led the integration following its acquisition by Novartis. Between June 2016 and October 2017, Ritu was at Shire, where she was the Senior Director of Business Operations and Head of Business Operations. She spent 7 years between November 2009 and May 2016 at Baxter and Baxalta in various executive roles leading patient advocacy, commercial, research and development, supply chain, and global operations. Ritu started her career at Accenture where she spent over a decade in management consulting focusing on R&D and supply chain projects across manufacturers, wholesalers, and retailers.

Ritu earned her B.Sc. from University of Notre Dame in the Department of Chemical Engineering and graduated summa cum laude. Ritu is certified as a Project Management Professional, PMP. Ritu is also involved in her community and serves as a board member of an entrepreneurial incubator program.

Non-Employee Directors

David Steinberg joined us in November 2018 and has served as a member of our board of directors since June 2019. He is one of our co-founders, Chairman and founding CEO and has also served as a General Partner at Longwood Fund since September 2018. Previously, between 2002 and 2018, David was co-founder and Chief Innovation Officer at PureTech Health, where he focused on biotech venture creation and investing. Prior to joining PureTech Health, he was a strategy consultant with Vertex Partners and the Boston Consulting Group, where he focused on research and development and product strategy and strategic alliances for pharmaceutical and biotechnology clients. David has co-founded and served as CEO and founder of several biotech companies, including Vor Biopharma, Be Biopharma, Vedanta Biosciences, Endra Life Sciences Inc., and Entrega Biosciences, and co-founded ResTORbio. He received his M.B.A. from the University of Chicago Booth School of Business and holds a B.A. in biology from Cornell University.

We believe that David is qualified to serve on our board of directors because of his extensive expertise and experience in the life sciences industry, knowledge of our operations, and his leadership experience in other companies in our industry.

John Flavin joined us in June 2018 and has served as a member of our board of directors since May 2019. He is one of our co-founders, founding Chairman and an independent director. He is also the Founder and CEO of Portal Innovations, a life sciences venture development engine. Prior to joining us, between April 2018 and February 2020, John was the Chief Financial Officer at Endotronix, Inc. Between September 2013 and April 2018, John was the Head of the Polsky Center for Entrepreneurship and Innovation and the University of Chicago. John has over 20 years of experience in finance, operations, and innovation. John has co-founded and scaled several life sciences companies as President and CFO such as Advanced Life Sciences and MediChem Life Sciences. Mr. Flavin has also co-founded and led transformative life sciences incubators including MATTER and the Polsky Center for Entrepreneurship and Innovation at the University of Chicago. He received his B.S. in Business Administration from Marquette University and his M.B.A. in Finance from Lewis University.

We believe that Mr. Flavin is qualified to serve on our board of directors because of his extensive expertise and experience in the life sciences industry, knowledge of our operations and his leadership experience in other companies in our industry.

Lucio Iannone, Ph.D., has served as a member of our board of directors since July 2019 and is an investor at Leaps by Bayer, the investment arm of the global life sciences company Bayer. Lucio started at Leaps by Bayer in 2018 and is responsible for developing investment cases and deal execution. He is also involved in the sourcing, screening, and mentoring of companies with game-changing science. As an investor, Lucio is also serving as board member for Khloris Biosciences, Vesigen Therapeutics, Immunitas Therapeutics, eGenesis, Azitra, Kojin Therapeutics and Axxam. Between 2015 and 2018, he served as Head of Business Development at Silence Therapeutics, starting in 2015. He has experience with molecular biology, cell & gene therapy technologies and their application in oncology and other therapeutic fields. Lucio obtained his Ph.D. in Medicine at the Imperial College of London.

We believe that Lucio is qualified to serve on our board of directors because of his extensive expertise and experience in the life sciences industry, his leadership experience in other companies in our industry and his educational background.

Gotham Makker, M.D., has served as a member of our board of directors since March 2021. Dr. Makker has over 17 years of healthcare industry experience. Dr. Makker currently serves as head of Strategic Investments for RTW Investments, LP (“RTW”), a position he has held since 2019. From 2005 to 2019, he served as Chief Executive Officer of Simran Investment Group, LLC, a closely held equity investment fund. Prior to Simran, Dr. Makker was a healthcare portfolio manager and principal at Citadel Investment Group LLC, a position he held from 2002 to 2005. Prior to joining Citadel, Dr. Makker served as an analyst at Oracle Partners LP covering biotechnology and medical device sectors from 2000 to 2001. From 1999 to 2000, Dr. Makker was a senior analyst on the life sciences investment banking team at Hambrecht & Quist. Dr. Makker has previously served on the board of directors of Health Sciences Acquisitions Corporation. Gotham serves on the board of directors of Rocket Pharmaceuticals.

Gotham received his M.D. from the University of Nebraska Medical School, and he completed the Sarnoff cardiovascular research fellowship at Columbia University, College of Physicians & Surgeons and at Harvard Medical School, Brigham & Women’s Hospital.

We believe that Gotham is qualified to serve on our board of directors because of his extensive expertise and experience in the life sciences industry, his financial expertise, and his educational background.

Christopher O’Donnell, Ph.D., has served as a member of our board of directors since March 2021 and is a Partner at Pfizer Ventures and Executive Director at Pfizer Worldwide Research, Development & Medical. Chris began at Pfizer in July 1999 and has over 20 years of experience and scientific leadership there. Prior to Pfizer Ventures, Chris developed and led the Applied Synthesis Technologies group within Pfizer Worldwide Research & Development organization to accelerate the delivery of Pfizer’s small molecule portfolio. Prior to that, Chris developed and led Pfizer’s Antibody Drug Conjugate Oncology Medicinal Chemistry group which delivered new linker, payload and conjugation methods resulting in 7 conjugates entering clinical development for many different cancer indications and this technology is at the foundation of PYX-201 and PYX-203. Chris started his career in the Neuroscience Medicinal Chemistry group where he invented and helped deliver numerous clinical candidates, with the most advanced being the AMPA positive allosteric modulator in Phase 2 that was licensed to Biogen. Chris has co-authored 60 peer reviewed manuscripts and is the inventor/co-inventor on 25 patents.

Chris earned his B.S. in Chemistry from the University of Illinois-Urbana/Champaign and his Ph.D. in Chemistry from the University of Wisconsin-Madison and joined Pfizer after his post-doctoral research studies as an American Cancer Society Fellow at the University of California—Irvine.

Within Pfizer Ventures Chris is responsible for identifying, evaluating, making and managing equity investments aligned with the future directions of Pfizer. He currently serves on the boards of Adapsyn Biosciences, ARKUDA Therapeutics, Pyxis Oncology, Storm Therapeutics (UK) and Strata Oncology. Chris previously served on the boards of Kymera Therapeutics (KYMR) and was a board observer of BioAtla Inc. (BCAB), Mitokinin, Morphic Therapeutic (MORF) and Petra Therapeutics.

We believe that Chris is qualified to serve on our board of directors because of his extensive expertise and experience in the life sciences industry, his leadership experience in other companies in our industry and his educational background.

Mark Chin has served as a member of our board of directors since July 2021 and is an experienced venture capital investor who serves as Managing Director of Arix Bioscience. Mark started at Arix Bioscience in August 2016 and has led Arix investments into key portfolio companies, including VelosBio (acquired by Merck), Amplyx Pharmaceuticals (acquired by Pfizer), Aura Biosciences, Harpoon Therapeutics and Imara. Previously, between September 2012 and August 2016, Mark was a principal at Longitude Capital where he focused on investments in biotechnology and medical technology companies. Prior to Longitude, from January 2011 to September 2012, Mark was a consultant at the Boston Consulting Group, where he was responsible for strategy and corporate development projects for pharmaceutical and biotechnology companies. Before that, Mark worked in corporate development at Gilead Sciences and market planning at Genentech. Mark currently serves on the board of directors for Harpoon Therapeutics, Inc., Imara Inc., Iterum Therapeutics plc, Artios Pharma and several other private biotechnology companies.

Mark received an M.B.A from The Wharton School at the University of Pennsylvania, an M.S in Biotechnology from the University of Pennsylvania, and a B.S. in Management Science from the University of California at San Diego.

We believe that Mark is qualified to serve on our board of directors because of his extensive expertise and experience in the life sciences industry, his leadership experience in other companies in our industry and his educational background.

Freda Lewis-Hall, M.D. has served as a member of our board of directors since September 2021. Starting in November 2019, Dr. Lewis-Hall has served as a director at 1Life Healthcare, Inc. Since January 2019, Dr. Lewis-Hall has also served as Chief Patient Officer and Executive Vice President of Pfizer Inc. From 2009 to January 2019, Dr. Lewis-Hall served as Pfizer’s Chief Medical Officer. Prior to joining Pfizer in 2009, Dr. Lewis-Hall held various senior leadership positions including Chief Medical Officer and Executive Vice President, Medicines Development at Vertex Pharmaceuticals, Inc., from June 2008 to May 2009, and Senior Vice President, U.S. Pharmaceuticals, Medical Affairs for Bristol-Myers Squibb Co. from 2003 to May 2008. Since August 2017, Dr. Lewis-Hall has served on the board of directors of SpringWorks Therapeutics, Inc., a biopharmaceutical company. From December 2014 to May 2017, she served on the board of directors of Tenet Healthcare Corporation, a healthcare services company. Dr. Lewis-Hall earned a B.A. in Natural Sciences from Johns Hopkins University and an M.D. from Howard University College of Medicine.

We believe that Dr. Lewis-Hall is qualified to serve on our board of directors based on her expertise and experience in the life sciences industry and her leadership experience as a senior executive at various biopharmaceutical companies as well as her educational background.

Thomas Civik has served as a member of our board of directors since September 2021. Since April 2020, he has served as President, Chief Executive Officer and a member of the board of directors at Five Prime Therapeutics, Inc. From November 2017 until September 2019, Mr. Civik served as Chief Commercial Officer of Foundation Medicine, Inc., a genomic profiling and molecular information company. From December 2000 to November 2017, Mr. Civik served in positions of increasing responsibility at Genentech, Inc., or Genentech, most recently serving as Vice President and Franchise Head leading the commercialization efforts for the Avastin®, Tarceva®, Tecentriq®, and Alecensa®, products. From July 1992 to December 2000, he served at Sanofi S.A. in sales and marketing roles of increasing responsibility. Mr. Civik received an M.B.A. in business strategy and marketing from the Kellogg School of Management at Northwestern University and a B.A. in political science from Saint Norbert College.

We believe that Mr. Civik is qualified to serve on our board of directors because of his extensive commercial expertise and leadership experience at other biotechnology companies.

Darren Cline has served as a member of our board of directors since September 2021. Since April 2019, he has served as the U.S. Chief Commercial Officer and member of the Executive Committee for Greenwich Bioscience, the U.S. subsidiary of GW Pharmaceuticals. Between October 2010 and March 2019, Mr. Cline served as Executive Vice President, Commercial at Seattle Genetics, Inc., where he oversaw all marketing, sales, and managed markets. He was directly involved in the commercial build out for the launch of Adcetris, an antibody-based biologic the FDA approved for treatment of certain hematologic cancers and played an integral role driving Adcetris’s continued growth. Prior to Seattle Genetics, between October 2006 and October 2009, Mr. Cline was at Alexion Pharmaceuticals, where he was part of the initial commercial leadership team for the Soliris launch, helping to build out key sales functions. Mr. Cline received his undergraduate degree from San Diego State University and his MBA from Pepperdine University.

We believe that Mr. Cline is qualified to serve on our board of directors because of his management experience and background in the biotechnology sector.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Corporate Governance

Classified Board of Directors

Upon the completion of this offering, our board of directors will consist of six members and be divided into three classes of directors that will serve staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. David Steinberg, Lucio Iannone Ph.D., Gotham Makker M.D. and Christopher O’Donnell Ph.D. will resign as directors immediately prior to the effectiveness of the registration statement on Form S-1, of which this prospectus forms a part. John Flavin will become the Chairman of the Board immediately prior to the effectiveness of the registration statement on Form S-1, of which this prospectus forms a part. Our directors will be divided among the three classes as follows:

•	the Class I directors will be Mark Chin and Darren Cline, and their terms will expire at the first annual meeting of stockholders to be held after the completion of this offering;

•	the Class II directors will be Freda Lewis-Hall, M.D. and Thomas Civik, and their terms will expire at the second annual meeting of stockholders to be held after the completion of this offering; and

•	the Class III directors will be Lara Sullivan, M.D. and John Flavin, and their terms will expire at the third annual meeting of stockholders to be held after the completion of this offering.

Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Our certificate of incorporation and bylaws to be in effect upon the completion of this offering will authorize only our board of directors to fill vacancies on our board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company. See the section titled “Description of Capital Stock—Anti-Takeover Provisions.”

Director Independence

In connection with this offering, we have applied to list our common stock on Nasdaq. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within a specified period after the completion of this offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and governance committees be independent. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

Additionally, compensation committee members must not have a relationship with us that is material to the director’s ability to be independent from management in connection with the duties of a compensation committee member.

Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries; or be an affiliated person of the listed company or any of its subsidiaries. We intend to satisfy the audit committee independence requirements of Rule 10A-3 as of the completion of this offering.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. As a result of this review, our board of directors determined that, with the exception of our Chief Executive Officer, Lara Sullivan, M.D., and David Steinberg, each member of our board of directors is an “independent director” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of Nasdaq. In making these determinations, our board of directors reviewed and discussed information provided by the directors and by us with regard to each director’s business and personal activities and relationships as they may relate to us and our management, including the beneficial ownership of our common stock by each non-employee director and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Board Committees

Our board of directors has established an audit committee, a compensation committee and a nominating and governance committee prior to the completion of this offering, each of which will operate pursuant to a charter adopted by our board of directors and which will be effective prior to the consummation of this offering. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time. Following the completion of this offering, copies of the charters for each committee will be available on our website. Reference to our website does not constitute incorporation by reference of the information contained at or accessible through our website into this prospectus or the registration statement of which it forms a part.

Audit Committee

Our audit committee consists of Mr. Flavin, Mr. Civik and Mr. Cline, with Mr. Flavin serving as the chairperson. Our board of directors has determined that each member of our audit committee is independent within the meaning of Rule 10A-3 under the Exchange Act. Our board of directors has also determined that Mr. Flavin is an “audit committee financial expert” as defined by the applicable SEC rules and has the requisite accounting or related financial management expertise and financial sophistication under the applicable rules and regulations of Nasdaq.

Specific responsibilities of our audit committee will include:

•	overseeing our corporate accounting and financial reporting processes and our internal controls over financial reporting;

•	evaluating the independent public accounting firm’s qualifications, independence and performance;

•	engaging and providing for the compensation of the independent public accounting firm;

•	pre-approving audit and permitted non-audit and tax services to be provided to us by the independent public accounting firm;

•	reviewing our financial statements;

•	reviewing our critical accounting policies and estimates and internal controls over financial reporting;

•

establishing procedures for complaints received by us regarding accounting, internal accounting controls or auditing matters, including for the confidential anonymous submission of concerns by our employees, and periodically reviewing such procedures, as well as any significant complaints received, with management;

•	discussing with management and the independent registered public accounting firm the results of the annual audit and the reviews of our quarterly financial statements;

•	review and approve any transaction between us and any related person (as defined by the Securities Act) in accordance with the Company’s related party transaction approval policy; and

•	such other matters that are specifically designated to the audit committee by our board of directors from time to time.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable Nasdaq listing standards.

Compensation Committee

Our compensation committee consists of Mr. Civik, Mr. Flavin and Mr. Chin, with Mr. Civik serving as the chairperson. Our board of directors has determined that each member of our compensation committee is independent under the Nasdaq listing standards and a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act.

Specific responsibilities of our compensation committee will include:

•

reviewing and recommending policies relating to compensation and benefits of our officers and employees, including reviewing and approving corporate goals and objectives relevant to compensation of the Chief Executive Officer and other senior officers;

•	evaluating the performance of the Chief Executive Officer and other senior officers in light of those goals and objectives;

•	setting compensation of the Chief Executive Officer and other senior officers based on such evaluations;

•	administering the issuance of options and other awards under our equity-based incentive plans;

•

reviewing and approving, for the Chief Executive Officer and other senior officers, employment agreements, severance agreements, consulting agreements and change in control or termination agreements; and

•	such other matters that are specifically designated to the compensation committee by our board of directors from time to time.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable Nasdaq listing standards.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Cline, Dr. Lewis-Hall and Mr. Chin, with Mr. Cline serving as the chairperson. Our board of directors has determined that each member of our nominating and corporate governance committee is independent under the applicable Nasdaq listing standards.

Specific responsibilities of our nominating and corporate governance committee will include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;

•	considering and making recommendations to our board of directors regarding changes to the size and composition of our board of directors;

•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;

•	instituting plans or programs for the continuing education of our board of directors and orientation of new directors;

•	establishing procedures to exercise oversight of, and oversee the performance evaluation process of, our board of directors and management;

•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and

•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective prior to the completion of this offering, that satisfies the applicable Nasdaq listing standards.

Code of Ethics and Business Conduct

We have adopted a code of conduct applicable to our principal executive, financial and accounting officers and all persons performing similar functions. Upon the effectiveness of the registration statement of which this prospectus forms a part, our code of conduct will be available on our principal corporate website at www.pyxisoncology.com. Information contained on our website or connected thereto does not constitute a part of, and is not incorporated by reference into, this prospectus or the registration statement of which it forms a part.

Compensation Committee Interlocks and Insider Participation

None of the members of our Compensation Committee is or has been an officer or employee of us or any of our subsidiaries. In addition, none of our executive officers serves or has served as a member of the board of directors, compensation committee or other board committee performing equivalent functions of any entity that has one or more executive officers serving as one of our directors or on our compensation committee.

Director Compensation

During 2020, members of our board of directors did not receive any retainer fees or other cash or equity-based compensation for their services as a director or otherwise from the Company, other than reimbursements for out-of-pocket expenses incurred in connection with rendering such services. In connection with this offering, we engaged Pearl Meyer & Partners, LLC, an independent compensation consultant, to assist in developing the following post-offering non-employee director compensation program:

•	Annual Board Cash Retainer: $30,000

•	Committee Member Cash Retainers:

•	Audit Committee: $7,500

•	Compensation Committee: $5,000

•	Nominating & Governance Committee: $4,000

•	Additional Committee Chair Cash Retainers:

•	Audit Committee: $15,000

•	Compensation Committee: $10,000

•	Nominating & Governance Committee: $8,000

•	Additional Chairman of the Board Cash Retainer: $30,000

In addition, our non-employee directors will be eligible to receive an annual option award and an option award at the time the director joins our board of directors. The annual stock option award is expected to have a grant date fair value expected not to exceed $270,000, while the sign-on stock option award is expected to have a grant date fair value not to exceed $540,000. In connection with the adoption of the non-employee director compensation program, the Company’s board of directors granted a pre-IPO stock option award with respect to 15,725 shares of our common stock to each of Messrs. Chin, Civik, Cline and Flavin and Ms. Lewis-Hall, which options will vest one-third on the first anniversary of the commencement of their service as our directors and then in 24 equal monthly installments over the next two years. In addition, in connection with this offering, each non-employee director will receive an option grant such that the grant date fair value of the pre-IPO stock option awards plus the stock options granted in connection with the offering will have a grant date fair value equal to $540,000.

Limitations on Director and Officer Liability and Indemnification

Our amended and restated certificate of incorporation that will become effective in connection with this offering will contain provisions that will limit the liability of our directors for monetary damages to the fullest extent permitted by the DGCL. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the DGCL; or

•	any transaction from which the director derived an improper personal benefit.

Our amended and restated certificate of incorporation and our bylaws that will become effective in connection with this offering will require us to indemnify our directors and officers, and allow us to indemnify other employees and agents, to the fullest extent permitted by the DGCL. Subject to certain limitations and limited exceptions, our amended and restated certificate of incorporation will also require us to advance expenses incurred by our directors and officers for the defense of any action for which indemnification is required or permitted.

We have entered into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our amended and restated certificate of incorporation.

We believe that these provisions in our amended and restated certificate of incorporation, bylaws and indemnification agreements are necessary to attract and retain qualified persons such as directors, officers and key employees. We also maintain directors’ and officers’ liability insurance. The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors and officers for breaches of their fiduciary duties. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Further, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions.

Role of the Board in Risk Oversight

One of the key functions of our board of directors is informed oversight of our risk management process. The board of directors does not have a standing risk management committee, but rather administers this oversight function directly through the board of directors as a whole, as well as through its standing committees that address risks inherent in their respective areas of oversight. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our audit committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The audit committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our external audit function. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.

EXECUTIVE COMPENSATION

The following is a discussion and analysis of compensation arrangements of our named executive officers. This discussion contains forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt may differ materially from currently planned programs as summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.

Overview

Compensation decisions for our executive officers have historically been made by our Board of Directors, based on the recommendations of the Compensation Committee of our Board of Directors. We expect that our executive compensation program will evolve to reflect our status as a public company and market practices. In 2021, the Board of Directors engaged Pearl Meyer & Partners, LLC, an independent compensation consultant, to assist it in its evaluation of our executive compensation program.

Our current executive compensation program is intended to align executive compensation with our business objectives and to enable us to attract, retain and reward executive officers who contribute to our long-term success. The compensation paid or awarded to our executive officers is generally based on the assessment of each individual’s performance compared against the business objectives established for the fiscal year as well as our historical compensation practices. In the case of newly hired executive officers, their compensation is primarily determined based on the negotiations of the parties as well as our historical compensation practices. For 2020, the material elements of our executive compensation program were base salary, annual cash bonuses and equity-based compensation in the form of stock options.

This section provides a discussion of the compensation paid or awarded to our Chief Executive Officer and our two other most highly compensated executive officers as of December 31, 2020. We refer to these individuals as our “named executive officers.” For 2020, our named executive officers were:

•	Lara Sullivan, M.D., Chief Executive Officer;

•	Robert Crane, Former Chief Financial Officer;* and

•	Ronald Herbst, Ph.D., Chief Scientific Officer.

*	Mr. Crane ceased serving as our Chief Financial Officer and separated from the Company in August 2021, with Ms. Pamela Connealy assuming the role of Chief Financial Officer of the Company, effective July 19, 2021. Other than the acceleration of vesting of certain equity awards, which is contingent upon completion of the IPO, Mr. Crane did not receive any separation benefits from the Company.

Compensation of Named Executive Officers

Base Salary. Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of our executive compensation program. The relative levels of base salary for Drs. Sullivan and Herbst are designed to reflect each executive officer’s functional specialty and scope of responsibility and accountability with us. In lieu of base salary, Mr. Crane received consulting fees in the amount of $2,500 per day, up to a maximum of $25,000 per month. In connection with this offering, the Company increased Dr. Herbst’s annual base salary to $400,000 and entered into an amended employment letter agreement with Dr. Sullivan which increased her annual base salary to $565,000. Please see the “Salary” column in the 2020 Summary Compensation Table for the base salary amounts earned by Drs. Sullivan and Herbst and the consulting fees earned by Mr. Crane in 2020.

Annual Cash Bonuses. Historically, we have provided our senior leadership team with short-term incentive compensation through our annual cash bonus plan. Annual bonus compensation holds executives accountable, rewards the executives based on actual business results and helps create a “pay for performance” culture. Our annual cash bonus plan provides cash incentive award opportunities for the achievement of annual performance goals established by our Board of Directors at the beginning of each fiscal year.

The payment of awards under the 2020 annual cash bonus plan applicable to the named executive officers was subject to the attainment of corporate goals for our Chief Executive Officer and a combination of corporate and individual goals, weighted 75% and 25%, respectively, for our other named executive offices. The corporate component of the annual cash bonus plan was determined based on a number of goals relating to (i) development of our product pipeline, weighted 55% with a stretch goal of up to 10%, (ii) business development and finance objectives, weighted 30% with a stretch goal of up to 10% and (iii) organization and operations goals, weighted 15%. The individual goals for Mr. Crane and Dr. Herbst were pre-established goals determined based on their functional areas of responsibility.

Early in 2020, the Board of Directors established bonus targets for each participant in the annual bonus plan, including each of the named executive officers. The 2020 target bonus, as a percentage of 2020 earnings, was 40% for Dr. Sullivan and 35% for Mr. Crane and Dr. Herbst. Based on our 2020 performance, the Board of Directors awarded payouts under our annual cash bonus program in a total payout of 120% of the target bonus opportunity. In connection with this offering, the Company increased the amount of Dr. Herbst’s target annual bonus to 40% of base salary and entered into an amended employment letter agreement with Dr. Sullivan which increased the amount of her target annual bonus to 55% of base salary. Please see the “Non-Equity Incentive Compensation” column in the 2020 Summary Compensation Table for the amount of annual bonuses earned by each named executive officer in 2020.

Stock Options. To further align the interests of our executive officers with the interests of our stockholders and to further focus our executive officers on our long-term performance, we have historically granted equity compensation in the form of stock options. Stock options granted to the named executive officers generally vest 25% on the one-year anniversary of the vesting commencement date and then in 36 equal monthly installments over the next three years. In July 2020, the stock option awards held by each named executive officer were amended to include a feature allowing the executive officer to exercise the option prior to vesting and receive restricted stock subject to the same vesting conditions as the option. In 2020, the Board of Directors awarded Mr. Crane stock options to purchase 74,482 shares of our common stock. Vesting of these options commenced as of Mr. Crane’s first day of service with the Company and the options will vest 25% on the first anniversary of the vesting commencement date and in 36 equal monthly installments thereafter, subject to Mr. Crane’s continuous service with the Company through each applicable vesting date. None of our other named executive officers received option awards in 2020. In 2020, each of our named executive officers elected to early exercise their outstanding stock options for restricted stock.

With the exception of certain option grants awarded to Mr. Crane in 2021, the vesting of outstanding stock options and restricted stock awards will not accelerate in connection with this offering. In 2021, Mr. Crane was granted option awards with respect to 247,615 shares of our common stock. Under the terms of the award agreement the option will vest in 48 monthly installments starting from Mr. Crane’s first day of service with the Company and subject to Mr. Crane’s continuous service with the Company through each applicable vesting date. Further, under the terms of the award agreement, out of 247,615 stock options, 46,663 shares of our common stock will accelerate vesting upon the closing the Company’s initial public offering, or “First Tranche Shares,” and additional 46,663 shares of our common stock will accelerate vesting if the Company’s initial public offering occurs on or before October 15, 2021. The First Tranche Shares will also vest if Mr. Crane’s service to the Company terminates but the Company’s initial public offering occurs (i) within 90 days of the date such service has terminated or (ii) on or before October 15, 2021. Mr. Crane ceased serving as our Chief Financial Officer and separated from the Company in August 2021, at that time 114,076 shares of our common stock and restricted stock was vested. Drs. Sullivan and Herbst also received option grants in March 2021 with respect to 990,461 shares and

297,138 shares, respectively, vesting in 48 monthly installments based on the recipient’s continued service through the applicable vesting date. In addition, Drs. Sullivan and Herbst were granted options with respect to 61,825 and 10,304 shares, respectively, in September 2021, which vest 25% on the one-year anniversary of the date of the closing of the IPO and then in 36 equal monthly installments over the next three years.

In January 2021, the Board of Directors amended the vesting schedules applicable to the stock options held by Drs. Sullivan and Dr. Herbst. Under the original vesting schedule applicable to her options, Dr. Sullivan’s options were to vest 25% on the one-year anniversary of the vesting commencement date and in 48 equal monthly installments thereafter, subject to Dr. Sullivan’s continued service through the applicable vesting date. Under the amended vesting schedule, Dr. Sullivan’s options will vest 25% on the one-year anniversary of the vesting commencement date and then in 36 equal monthly installments thereafter, subject to Dr. Sullivan’s continued service through the applicable vesting date. The Board of Directors also eliminated a vesting condition applicable to 11,794 shares subject to Dr. Herbst’s options, which provided that vesting with respect to such shares would commence only after Dr. Herbst had spent a total of six months with substantially all of his work efforts being either on-site with the Company or on Company-related travel.

Please see the Outstanding Equity Awards at 2020 Fiscal Year-End table for a summary of the equity awards held by each named executive officer as of December 31, 2020.

2020 Summary Compensation Table

The following table shows information regarding the compensation of our named executive officers for services performed in the year ended December 31, 2020:

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	All Other Compensation ($)	Total ($)
Lara Sullivan, M.D., Chief Executive Officer	2020	375,000	—	—	180,000	—	555,000

Robert Crane, Former Chief Financial Officer	2020	245,625	—	4,736	103,163	—	353,524

Ronald Herbst, Ph.D., Chief Scientific Officer	2020	330,000	—	—	138,600	—	468,600

(1)	The amount reported in this column for Mr. Crane represents consulting fees paid to him pursuant to his consulting agreement.
(2)	Amounts reported in this column reflect the aggregate grant date fair value of stock options awarded in 2020, computed in accordance with FASB ASC Topic 718, Compensation—Stock Compensation based on the following assumptions: risk-free interest rate of 0.56%; expected volatility of 81.0%; expected term of 6.02 years and expected dividend rate of 0%.
(3)	Amounts reported in this column represent annual incentive bonuses that were paid based on the achievement of corporate and, in the case of Mr. Crane and Dr. Herbst, individual performance goals in 2020. Please see the description above under “Annual Cash Bonuses” for further information regarding the 2020 bonuses.

Outstanding Equity Awards at 2020 Fiscal Year-End

The following table presents information regarding the outstanding restricted stock held by each of the named executive officers as of December 31, 2020. As noted above, in July 2020, each named executive officer exercised his or her outstanding options for restricted stock of the Company. None of the named executive officers held any other equity awards as of December 31, 2020.

Name	Grant Date	Vesting Commencement Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)
Lara Sullivan, M.D.	12/06/2019	12/02/2019	224,091	498,750
Robert Crane(3)	04/08/2020	03/16/2020	74,482	165,774
Ronald Herbst, Ph.D.	12/06/2019	08/21/2019	60,281	134,167

(1)	The shares reported in this column vest 25% on the one-year anniversary of the vesting commencement date and then in 1/48 monthly installments over the next three years, subject to the named executive officer’s continued employment through the applicable vesting date. These options were amended in July 2020 to include a feature allowing the executive officer to exercise the option prior to vesting, with each of the executive officers electing to early exercise the stock option and receive restricted stock subject to the same vesting conditions as the underlying shares. Please see the description above under “Stock Options” for further information regarding the vesting schedules applicable to Drs. Sullivan and Herbst’s options prior to January 2021.
(2)	As of December 31, 2020, our common stock was not publicly traded and, therefore, there is no ascertainable public market value for the shares as of December 31, 2020. The market value reported in this table is based upon the most recent Section 409A valuation of a share of common stock obtained prior to December 31, 2020.
(3)	Mr. Crane separated from the Company in August 2021.

Employment Agreements, Severance and Change in Control Agreements

We entered into employment or service agreements with each of the named executive officers. These agreements set forth the initial terms and conditions of each executive’s employment with us, including base salary, target annual bonus opportunity and standard employee benefit plan participation. Except as noted below, these employment agreements provide for “at will” employment.

In connection with this offering, we expect to enter into new employment agreements with the Company’s named executive officers that will set forth the terms of their employment, including base salary and annual bonus target levels, following this offering. In addition, the employment agreements are expected to provide for severance benefits. The severance benefits under the employment agreements will be subject to the named executive officer’s execution of a release of claims in favor of the Company and compliance with restrictive covenants relating to non-competition, non-solicitation and confidentiality. We will include a description of such employment agreements in a subsequent amendment to the registration statement of which this prospectus forms a part.

Lara Sullivan, M.D.

We entered into an employment letter agreement with Dr. Sullivan in October 2019, which agreement was subsequently amended in September 2021 in connection with this offering. Dr. Sullivan’s amended letter agreement provides that, on the day before the first to occur of the date on which (i) the Company has registered a class of securities pursuant to Section 12(b) or subject to Section 15(d) of the Exchange Act, or (ii) the Company is subject to the periodic and current reporting requirements of Section 13 or 15(d) of the Exchange Act, Dr. Sullivan will be granted an option award with respect to a number of shares of our common stock such that the aggregate number of shares subject to such option and the option awards previously granted to Dr. Sullivan will equal 6% of the total outstanding shares of the Company as of such date, on a fully diluted basis. Two-thirds of the shares subject to such option will vest 25% on the first anniversary of the grant date and in 36 equal monthly installments thereafter and one-third of the shares will vest on the fourth anniversary of the grant date.

Under the terms of the amended letter agreement, in the event that Dr. Sullivan is terminated by us for any reason other than for “cause” or she terminates her employment for “good reason,” she will be entitled to receive, upon execution and effectiveness of a release of claims, base salary for a period of twelve (12) months and up to twelve (12) months of continued health insurance coverage at the Company’s expense. In addition, in the event of termination by us for any reason other than for “cause” or due to good reason within three (3) months before or twelve (12) months following a change of control of the Company, subject to the execution and non-revocation of a release of claims, (i) Dr. Sullivan will receive a cash payment in an amount equal to the sum of twelve (12) months’ base salary and Dr. Sullivan’s target annual bonus, payable in a lump sum unless required to be paid in installments to comply with Section 409A of the Code, (ii) up to twelve (12) months of continued health insurance coverage at the Company’s expense, and (iii) any unvested portions of the option awards granted to Dr. Sullivan on December 6, 2019 and March 2021 (the “Initial Equity Awards”) will immediately vest in full on the date of termination. Dr. Sullivan’s amended letter agreement also provides for any unvested portion of the Initial Equity Awards to fully vest in the event of a change in control in which neither the Company nor its successor entity (if applicable) assumes, substitutes or continues the unvested portion of such award. In the event that we terminate Dr. Sullivan with cause or she resigns without good reason, then she will not be entitled to receive severance benefits. Dr. Sullivan’s letter agreement also contains IP assignment obligations.

Robert Crane

We entered into a consulting agreement with Mr. Crane on March 13, 2020, which set forth the basic terms of his service with the Company. Mr. Crane was not eligible for severance benefits under the terms of that consulting agreement. Either Mr. Crane or the Company could have terminated the consulting agreement at any time without cause upon at least thirty (30) days written notice to the other party. Pursuant to the terms of his consulting agreement, in April 2020 Mr. Crane was granted an option to purchase shares equivalent to 1.0% of the fully diluted capitalization of the Company, which was scheduled to vest 25% on the one-year anniversary of Mr. Crane’s first day of service with us and in 36 equal monthly installments thereafter. In addition, upon the closing of an equity offering, initial public offering, non-dilutive collaboration transaction, convertible debt or debt offering resulting in gross proceeds to the Company of at least $20.0 million and/or a change of control of the Company, Mr. Crane was entitled to receive an option to purchase shares equivalent to 0.25% of the fully diluted capitalization of the Company. This obligation was fulfilled upon the completion of our Series B financing and the option will vest 25% on the first anniversary of Mr. Crane’s first day of service with the Company and in 36 equal monthly installments thereafter, subject to Mr. Crane’s continuous service with the Company through each applicable vesting date. In 2020, Mr. Crane elected to early exercise this stock option for restricted stock, subject to the same vesting schedule as the underlying stock option. The consulting agreement contained a perpetual confidentiality covenant, IP assignment obligations and a non-solicitation covenant and non-competition covenant during the consulting period and for six (6) months following the consulting period.

Mr. Crane ceased serving as our Chief Financial Officer and separated from the Company in August 2021. Other than a stock option award that remains eligible for continued vesting in connection with the completion of our initial public offering, as described above, Mr. Crane did not receive any separation benefits from, and did not enter into a separation agreement with, the Company.

Ronald Herbst, Ph.D.

We entered into an employment letter agreement with Dr. Herbst in August 2019. Under the terms of the letter agreement, in the event that Dr. Herbst is terminated by us without “cause,” he will be entitled to receive, upon execution and effectiveness of a release of claims, base salary for a period of six (6) months. In addition, in the event of termination without cause or due to good reason within twelve (12) months following a change of control of the Company, (i) Dr. Herbst will receive base salary for a period of twelve (12) months and (ii) the unvested portions of the stock option award granted to Dr. Herbst in December 2019 will immediately vest in full on the date of termination. In the event that we terminate Dr. Herbst with cause or he resigns without good reason, then he will not be entitled to receive severance benefits. Dr. Herbst’s letter agreement also contains IP assignment obligations.

Pamela Connealy

In connection with her appointment to the position of Chief Financial Officer, the Company and Ms. Connealy entered into an employment letter agreement setting forth the initial terms of her employment with the Company. Under the letter agreement, Ms. Connealy will receive an annual base salary of $430,000 and will be eligible for an annual bonus equal to 40% of her base salary, with the actual bonus to be paid based on the achievement of pre-determined performance milestones. Under the terms of the letter agreement, Ms. Connealy also received an option to purchase 1.25% of shares of the Company’s common stock (the “Initial Option Grant”), vesting 25% on the first anniversary of Ms. Connealy’s start date, and thereafter in 36 equal, monthly installments, subject to her continued employment through the applicable vesting date. In addition, the letter agreement provides that on the 60th day following the first to occur of the date on which (i) the Company has registered a class of securities pursuant to Section 12(b) or subject to Section 15(d) of the Exchange Act, or (ii) the Company is subject to the periodic and current reporting requirements of Section 13 or 15(d) of the Exchange Act (each such date, the “Measurement Date”), Ms. Connealy will be granted an additional option to purchase the number of shares of Company common stock such that the number of shares subject to this option plus the number of shares subject to the Initial Option Grant will equal 1% of the total outstanding shares of the Company on the Measurement Date (the “Additional Option Grant”), subject to a Market Cap Limitation described below. The term “Market Cap Limitation” means, if the Measurement Date is on or before the nine-month anniversary of Ms. Connealy’s employment commencement date, a Market Cap (as defined below) of $1,000,000,000, or if the Measurement Date is after the nine-month anniversary of the employment commencement date, a Market Cap of $2,000,000,000. The term “Market Cap” means, as calculated on a daily basis during the 60-day period ending on the Measurement Date, the averages of the closing per share price of the Company’s common stock multiplied by the number of outstanding shares of the Company as of such day. If the Company exceeds the applicable Market Cap Limitation, then the Additional Option Grant will be reduced (if any) so that the Black-Scholes value of the Initial Option Grant and the Additional Option Grant is equal to 1% of the applicable Market Cap Limitation. Any Additional Option Grant will vest on the same basis as the Initial Option Grant.

Under the terms of the letter agreement, in the event that Ms. Connealy is terminated by us without “cause” or due to disability or she terminates her employment for “good reason,” she will be entitled to receive, upon execution and effectiveness of a release of claims, base salary for a period of nine (9) months and up to nine (9) months of COBRA premiums. In addition, in the event of termination by the Company for any reason other than for cause or Ms. Connealy’s resignation due to good reason within three (3) months before or twelve (12) months following a change of control of the Company, Ms. Connealy will receive a lump sum payment equal to twelve (12) months of base salary plus Ms. Connealy’s target annual bonus, payable in a single lump sum on the 60th day following such termination of employment, and up to twelve (12) months of COBRA premiums Under the terms of the letter agreement, if the payments and benefits to Ms. Connealy under the letter agreement or another plan, arrangement or agreement would subject her to the excise tax imposed by Section 4999 of the Internal Revenue Code, then such payments will be reduced by the minimum amount necessary to avoid such excise tax, but only if such reduction will result in Ms. Connealy receiving a higher net after-tax amount.

Jay Feingold, M.D.

On August 19, 2021, we entered into an employment letter agreement with Jay Feingold, M.D., our Chief Medical Officer. Dr. Feingold’s letter agreement provides that, in connection with his commencement of employment, he will be granted an option to purchase 157,257 shares of our common stock, which option will vest 25% on the first anniversary of his start date and in 36 equal monthly installments thereafter. Dr. Feingold’s letter agreement also entitles Dr. Feingold to receive a restricted stock unit award with a value of $700,000 at the time of the Company’s initial public offering, which award will vest 25% on the first anniversary of his start date and in 36 equal monthly installments thereafter. In addition, Dr. Feingold’s letter agreement provides that, on the day before the first to occur of the date on which (i) the Company has registered a class of securities pursuant to Section 12(b) or subject to Section 15(d) of the Exchange Act, or (ii) the Company is subject to the periodic and current reporting requirements of Section 13 or 15(d) of the Exchange Act, Dr. Feingold will be granted an option award with respect to a number of shares of our common stock such that the aggregate number of shares subject to such option and the option and restricted stock unit awards previously granted to Dr. Feingold will equal 1.7% of the total outstanding shares of the Company as of such date, on a fully diluted basis. Shares subject to such option will vest 25% on the first anniversary of the grant date and in 36 equal monthly installments thereafter.

Under the terms of the letter agreement, in the event that Dr. Feingold is terminated by us for any reason other than for “cause” or he terminates his employment for “good reason,” he will be entitled to receive, upon execution and effectiveness of a release of claims, base salary for a period of nine (9) months and up to nine (9) months of continued health insurance coverage at the Company’s expense. In addition, in the event of termination by us for any reason other than for “cause” or due to good reason within three (3) months before or twelve (12) months following a change of control of the Company, subject to the execution and non-revocation of a release of claims, (i) Dr. Feingold will receive a cash payment in an amount equal to the sum of twelve (12) months’ base salary and Dr. Feingold’s target annual bonus, payable in a lump sum unless required to be paid in installments to comply with Section 409A of the Code, (ii) up to twelve (12) months of continued health insurance coverage at the Company’s expense, and (iii) all unvested equity awards will immediately vest in full on the date of termination. Dr. Feingold’s letter agreement also provides for any unvested equity award to fully vest in the event of a change in control in which neither the Company nor its successor entity (if applicable) assumes, substitutes or continues the unvested portion of such award. In the event that we terminate Dr. Feingold with cause or he resigns without good reason, then he will not be entitled to receive severance benefits. Dr. Feingold’s letter agreement also contains IP assignment and non-solicitation obligations.

Retirement Plan

We maintain the Pyxis Oncology 401(k) Plan, a qualified 401(k) savings plan, which allows participants to defer from 0% to 100% of cash compensation up to the maximum amount allowed under Internal Revenue Service guidelines. We do not provide any matching or company contributions to the plan. Participants are always vested in their contributions to the plan.

Equity Compensation Plans and Other Benefit Plans

2021 Equity and Incentive Plan

In connection with this offering, our Board of Directors adopted, and our current stockholders approved, the 2021 Equity and Incentive Plan, or the 2021 Plan, effective as of the day prior to the effective date of this Registration Statement. The 2021 Plan replaced the Pyxis Oncology, Inc. 2019 Stock Plan, as described below.

The purposes of the 2021 Plan are to align the interests of our stockholders and those eligible for awards, to retain officers, directors, employees, and other service providers, and to encourage them to act in our long-term best interests. Our 2021 Plan provides for the grant of incentive stock options (within the meaning of Internal Revenue Code Section 422), nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, other stock awards, and performance awards. The material terms of the 2021 Plan are expected to be as follows:

Eligibility. Officers, directors, employees, consultants, agents and independent contractors who provide services to us or to any subsidiary of ours are eligible to receive awards under the 2021 Plan.

Stock Subject to the 2021 Plan. The number of shares reserved for issuance under the 2021 Plan is 3,852,807, plus an annual increase added on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2022 and continuing until, and including, the fiscal year ending December 31, 2031. The annual increase will be equal to the lesser of (i) 5% of the number of shares of common stock outstanding on the first day of such fiscal year or (ii) such other amount determined by our Board of Directors. To the extent an equity award granted under the 2021 Plan (other than any substitute award), expires or otherwise terminates without having been exercised or paid in full, or is settled in cash, the shares subject to such award will become available for future grant under the 2021 Plan. In addition, to the extent shares subject to an award granted under the 2021 Plan are withheld to satisfy a participant’s tax withholding obligation upon the exercise or settlement of such award (other than any substitute award) or to pay the exercise price of a stock option, such shares will become available for future grant under the 2021 Plan.

Plan Administration. Our compensation committee will administer the 2021 Plan. Our Board of Directors has the authority to amend and modify the plan, subject to any stockholder approval required by applicable law or stock exchange rules. Subject to the terms of the 2021 Plan, our compensation committee will have the authority to determine the eligibility for awards and the terms, conditions, and restrictions, including vesting terms, the number of shares subject to an award, and any performance goals applicable to grants made under the 2021 Plan. The compensation committee also will have the authority, subject to the terms of the 2021 Plan, to construe and interpret the 2021 Plan and awards, and amend outstanding awards at any time.

Stock Options and Stock Appreciation Rights. Our compensation committee may grant incentive stock options, nonstatutory stock options, and stock appreciation rights under the 2021 Plan, provided that incentive stock options are granted only to employees. Other than with respect to substitute awards, the exercise price of stock options and stock appreciation rights under the 2021 Plan will be fixed by the compensation committee, but must equal at least 100% of the fair market value of our common stock on the date of grant. The term of an option or stock appreciation right may not exceed ten years; provided, however, that an incentive stock option held by an employee who owns more than 10% of all of our classes of stock, or of certain of our affiliates, may not have a term in excess of five years, and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. Subject to the provisions of the 2021 Plan, the compensation committee will determine the remaining terms of the options and stock appreciation rights (e.g., vesting). Upon a participant’s termination of service, the participant may exercise his or her option or stock appreciation right, to the extent vested (unless the compensation committee permits otherwise), as specified in the award agreement.

Stock Awards. Our compensation committee will decide at the time of grant whether an award will be in the form of restricted stock, restricted stock units, or other stock award. The compensation committee will determine the number of shares subject to the award, vesting, and the nature of any performance measures. Unless otherwise specified in the award agreement, the recipient of restricted stock will have voting rights and be entitled to receive dividends with respect to his or her shares of restricted stock. The recipient of restricted stock units will not have voting rights, but his or her award agreement may provide for the receipt of dividend equivalents. Our compensation committee may grant other stock awards that are based on or related to shares of our common stock, such as awards of shares of common stock granted as bonus and not subject to any vesting conditions, deferred stock units, stock purchase rights, and shares of our common stock issued in lieu of our obligations to pay cash under any compensatory plan or arrangement.

Performance Awards. Our compensation committee will determine the value of any performance award, the vesting and nature of the performance measures, and whether the award is denominated or settled in cash or in shares of our common stock. The performance goals applicable to a particular award will be determined by our compensation committee at the time of grant.

Transferability of Awards. The 2021 Plan does not allow awards to be transferred other than by will or the laws of inheritance following the participant’s death, and options may be exercised, during the lifetime of the participant, only by the participant. However, an award agreement may permit a participant to assign an award to a family member by gift or pursuant to a domestic relations order, or to a trust, family limited partnership or similar entity established for one of the participant’s family members. A participant may also designate a beneficiary who will receive outstanding awards upon the participant’s death.

Certain Adjustments. If any change is made in our common stock subject to the 2021 Plan, or subject to any award agreement under the 2021 Plan, without the receipt of consideration by us, such as through a stock split, stock dividend, extraordinary distribution, recapitalization, combination of shares, exchange of shares or other similar transaction, appropriate adjustments will be made in the number, class, and price of shares subject to each outstanding award and the numerical share limits contained in the plan.

Change in Control. Subject to the terms of the applicable award agreement, upon a “change in control” (as defined in the 2021 Plan), our Board of Directors may, in its discretion, determine whether some or all outstanding options and stock appreciation rights will become exercisable in full or in part, whether the restriction period and performance period applicable to some or all outstanding restricted stock awards and restricted stock unit awards will lapse in full or in part and whether the performance measures applicable to some or all outstanding awards will be deemed to be satisfied. Our Board of Directors may further require that shares of stock of the corporation resulting from such a change in control, or a parent corporation thereof, or other property be substituted for some or all of our shares of common stock subject to an outstanding award and that any outstanding awards, in whole or in part, be surrendered to us by the holder and be immediately cancelled by us in exchange for a cash payment, shares of common stock of the corporation resulting from or succeeding us, other property or a combination of cash, such shares of stock or other property.

Clawback. Awards granted under the 2021 Plan and any cash payment or shares of our common stock delivered pursuant to an award are subject to forfeiture, recovery, or other action pursuant to the applicable award agreement or any clawback or recoupment policy that we may adopt.

Plan Termination and Amendment. Our Board of Directors has the authority to amend, suspend, or terminate the 2021 Plan, subject to any requirement of stockholder approval required by law or stock exchange rules. Our 2021 Plan will terminate on the ten-year anniversary of its approval by our Board of Directors, unless we terminate it earlier.

New Plan Benefits. The compensation committee has the discretion to grant awards under the 2021 Plan, and therefore it is not possible at the time of filing of this prospectus to determine future awards that will be received by our named executive officers or others under the 2021 Plan. All officers, directors, employees, consultants, agents and independent contractors of the Company and its subsidiaries are eligible for consideration to participate in the 2021 Plan. In connection with this offering, our executive officers will receive option and RSU awards to satisfy the employment agreement commitments described above. In addition, the Company expects to grant option awards to selected non-executive employees and directors in connection with this offering, representing less than 1% of our outstanding shares upon completion of this offering.

2019 Stock Plan

The following is a description of the material terms of the Pyxis Oncology, Inc. 2019 Stock Plan, or the 2019 Stock Plan. The summary below does not contain a complete description of all provisions of the 2019 Stock Plan and is qualified in its entirety by reference to the plan, a copy of which will be included as an exhibit to the registration statement of which this prospectus forms a part. See “Where You Can Find Additional Information.”

As discussed above, we expect to replace the 2019 Stock Plan with a new plan adopted prior to the completion of this offering. Once that new plan becomes effective, we will no longer make awards under the 2019 Stock Plan. However, the 2019 Stock Plan will continue to govern outstanding awards granted prior to its termination.

Authorized Shares. Under the 2019 Stock Plan, 4,042,408 shares of our common stock as of June 30, 2021 are reserved for issuance, subject to adjustment for stock splits and other similar changes in capitalization. As of September 15, 2021, our employees, directors and consultants held (net of forfeitures) outstanding stock options and restricted stock granted under the 2019 Stock Plan with respect to up to 3,538,603 shares of our common stock, with 972,212 of those options vested as of such date. No other equity awards are outstanding under the 2019 Stock Plan as of such date.

Administration. Our Board of Directors, or a committee appointed by our board, administers the 2019 Stock Plan. Under the terms of the plan, the number of shares subject to outstanding awards and the exercise or base prices of those awards are subject to adjustment in the event of certain changes in our capital structure, reorganizations and other extraordinary events.

Participants. Employees, directors and consultants of the company and our subsidiaries are eligible to participate in the 2019 Stock Plan, if selected for participation by the plan administrator.

Types and Terms of Awards. Under the 2019 Stock Plan, we are authorized to grant stock awards, stock options, and restricted stock units. Stock options may not be exercised beyond a ten-year term (or such shorter period as required with respect to incentive stock options held by certain holders). The terms of the awards will be specified in an underlying award agreement approved by the plan administrator.

Corporate Transaction. In the event we experience a corporate transaction, such as a merger, consolidation or sale of substantially all of our assets, awards under the 2019 Stock Plan will be subject to the terms of the definitive agreement relating to such transaction. Such treatment may include the cash settlement, assumption, substitution or termination of outstanding awards. This offering will not constitute a change in control under the plan.

Amendment and Termination. The Board of Directors may, at any time, amend, suspend or terminate the 2019 Stock Plan as it shall deem advisable, subject to any stockholder approval required by applicable law, rule or regulation. No amendment may impair the rights of a holder of an outstanding award without the consent of such holder.

2021 Employee Stock Purchase Plan

In connection with this offering, our Board of Directors adopted and our current stockholders approved the 2021 Employee Stock Purchase Plan, or the ESPP, effective upon as of the day prior to the effective date of this Registration Statement.

Eligibility. Generally, all of our employees (including those of our consolidated subsidiaries, other than those subsidiaries excluded from participation by our Board of Directors or compensation committee) are eligible to participate in the ESPP after completing 90 days of service with us.

Stock Subject to the ESPP. 424,595 shares of our common stock, subject to adjustment for stock splits, stock dividends or other changes in our common stock, have been reserved for issuance under the ESPP. Subject to the adjustment provisions contained in the ESPP, the maximum number of shares of our common stock available under the ESPP will automatically increase on the first trading day in January of each calendar year, commencing January 1, 2022, by an amount equal to the lesser of 1% of the shares of our common stock issued and outstanding on December 31 of the immediately preceding calendar year, 110,080 shares of our common stock or such lesser amount as is determined by our Board of Directors.

Plan Administration. The ESPP will be administered by the compensation committee or a designee of the compensation committee.

Offering Periods. The ESPP permits employees to purchase our common stock through payroll deductions during six-month offering periods.

Payroll Deductions and Other Limits. Participants may authorize payroll deductions of a specific percentage of compensation of up to 15%, with such deductions being accumulated for six-month purchase periods beginning on the first business day of each offering period and ending on the last business day of each offering period. No employee may participate in an offering period if the employee owns 5% or more of the total combined voting power or value of our stock or the stock of any of our subsidiaries. No participant may purchase more than 5,000 shares of our common stock during any offering period.

Purchase Price. Under the terms of the ESPP, the purchase price per share with respect to an offering period will equal the lesser of (i) 85% of the fair market value of a share of our common stock on the first business day of such offering period and (ii) 85% of the fair market value of a share of our common stock on the last business day of such offering period, although the compensation committee has discretion to change the purchase price with respect to future offering periods, subject to the terms of the ESPP.

Termination and Amendment. The ESPP may be amended by our Board of Directors or the compensation committee but may not be amended without prior stockholder approval to the extent required by Section 423 of the Code. The ESPP shall continue in effect until the earlier of (i) the termination of the ESPP by our Board of Directors or the compensation committee pursuant to the terms of the ESPP and (ii) the ten-year anniversary of the effective date of the ESPP, with no new offering periods commencing on or after such ten-year anniversary.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements discussed in the section titled “Executive Compensation,” we describe below the transactions since January 1, 2018 to which we have been a participant, in which the amount involved in the transaction exceeds or will exceed $120,000 and in which any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Series A Convertible Preferred Stock Financing

In June 2019, we issued a total of 22,724,925 shares of our Series A Convertible Preferred Stock for $0.9681 per share. The shares were issued to new and existing stockholders generating $21.9 million in proceeds, net of issuance costs. Each 6.359 shares of Series A Convertible Preferred Stock will be automatically converted into one share of common stock upon the completion of this offering.

The participants in the Series A Convertible Preferred Stock financing included certain beneficial owners of more than 5% of our capital stock and entities affiliated with certain of our directors, as set forth in the table below:

Related Party	Shares of Series A Convertible Preferred Stock
Bayer World Investments B.V.(1)	11,362,462
Longwood Fund IV, L.P.(2)	5,164,756

(1)	Bayer World Investments B.V. is a holder of 5% or more of our capital stock. Lucio Iannone, Ph.D. is an investor at Leaps by Bayer, an entity affiliated Bayer World Investments B.V., and a member of our board of directors.
(2)	Longwood Fund IV, L.P. is a holder of 5% or more of our capital stock. David Steinberg is a General Partner at Longwood Fund, an entity affiliated with Longwood Fund IV, L.P., and the chair of our board of directors, as well as one of our co-founders.

Series B Convertible Preferred Stock Financing

In March 2021, we issued a total of 104,812,248 shares of our Series B Convertible Preferred Stock for $1.6458 per share. 92,356,299 of the shares were issued to new and existing stockholders generating $151.6 million in proceeds, net of issuance costs, 12,152,145 shares were issued to Pfizer as part of the $20.0 million license expenses under the Pfizer License Agreement (see “—Pfizer, Inc. License Agreement” below) and 303,804 shares were issued to LegoChem as part of the $0.5 million research and development expenses under the Opt-In Agreement. Each 6.359 shares of Series B Convertible Preferred Stock will be automatically converted into one share of common stock upon the completion of this offering.

The participants in the Series B Convertible Preferred Stock financing included certain beneficial owners of more than 5% of our capital stock and entities affiliated with certain of our directors, as set forth in the table below:

Related Party	Shares of Series B Convertible Preferred Stock
Entities affiliated with Pfizer Inc.(1)	18,228,217
Perceptive Life Sciences Master Fund, Ltd.	9,721,716
Arix Bioscience Holdings Limited(2)	9,114,109
Entities affiliated with RTW Investments(3)	9,114,109
Entities affiliated with RA Capital	8,202,698
Bayer World Investments B.V.(4)	6,076,072
Longwood Fund IV, L.P.(5)	2,551,950

(1)	Pfizer Inc. and Pfizer Ventures (US) LLC are collectively holders of 5% or more of our capital stock. Christopher O’Donnell, Ph.D., is a Partner at Pfizer Ventures and a member of our board of directors.

(2)	Arix Bioscience Holdings Limited is a holder of 5% or more of our capital stock. Mark Chin is a Managing Director at Arix Bioscience, an entity affiliated Arix Bioscience Holdings Limited, and a member of our board of directors.
(3)	RTW Innovation Master Fund, Ltd., RTW Master Fund, Ltd. and RTW Venture Fund Limited. (the “RTW Entities”) are collectively holders of 5% or more of our capital stock. Gotham Makker is the head of Strategic Investments for RTW Investments, LP, which is the manager of RTW Master Fund, Ltd., RTW Venture Fund Limited and RTW Innovation Master Fund, and a member of our board of directors.
(4)	Bayer World Investments B.V. is a holder of 5% or more of our capital stock. Lucio Iannone, Ph.D. is an investor at Leaps by Bayer, an entity affiliated Bayer World Investments B.V., and a member of our board of directors.
(5)	Longwood Fund IV, L.P. is a holder of 5% or more of our capital stock. David Steinberg is a General Partner at Longwood Fund, an entity affiliated with Longwood Fund IV, L.P., and the chair of our board of directors, as well as one of our co-founders.

Amended and Restated Investor Rights Agreement

In March 2021, in connection with the closing of our Series B convertible preferred stock financing, we entered into an Amended and Restated Investor Rights Agreement, an Amended and Restated Voting Agreement, and an Amended and Restated Right of First Refusal and Co-Sale Agreement with certain holders of our capital stock, including with certain beneficial owners of more than 5% of our capital stock and entities affiliated with certain of directors. Our Amended and Restated Right of First Refusal and Co-Sale Agreement provides for rights of first refusal and co-sale in respect of sales by certain holders of our capital stock. Our Amended and Restated Voting Agreement also provides certain drag-along rights and contains provisions with respect to the elections of our board of directors and its composition. Upon the consummation of this offering, the Amended and Restated Right of First Refusal and Co-Sale Agreement and the Amended and Restated Voting Agreement each will terminate. Additionally, the Amended and Restated Investor Rights Agreement provides for certain registration rights which will survive the completion of this offering, as more fully described in “Description of Capital Stock—Registration Rights.”

Pfizer, Inc. License Agreement

In December 2020, we entered into a license agreement with Pfizer, which was amended and became effective for the Company in March 2021. Pursuant to this agreement, we incurred a combined $25.0 million, consisting of an upfront fee equal to a cash payment of $5.0 million and the issuance of 12,152,145 shares of Series B Convertible Preferred Stock, with a value of $20.0 million in 2021 to Pfizer and are obligated to pay future contingent payments and royalties. See “Business—Licensing and Collaboration Agreements—License Agreement with Pfizer, Inc.” for a further discussion of this agreement.

Employment Agreements

See the “Executive Compensation—Employment Agreements, Severance and Change in Control Agreements” section of this prospectus for a further discussion of these arrangements.

Indemnification of Directors and Executive Officers

We have entered into indemnification agreements with each of our directors and executive officers. The indemnification agreements and our bylaws will require us to indemnify our directors to the fullest extent not prohibited by DGCL. Subject to very limited exceptions, our bylaws will also require us to advance expenses incurred by our directors and officers. For more information regarding these agreements, see the section titled “Management—Limitations on Director and Officer Liability and Indemnification.”

Policies and Procedures for Related Party Transactions

Our audit committee has the primary responsibility for the review, approval and oversight of any “related party transaction,” which is any transaction, arrangement or relationship (or series of similar transactions, arrangements or relationships) in which we are, were or will be a participant and the amount involved exceeds

$120,000, and in which the related person has, had or will have a direct or indirect material interest. We intend to adopt a written related party transaction policy to be effective upon the completion of this offering. Under our related party transaction policy, our management will be required to submit any related person transaction not previously approved or ratified by our audit committee to our audit committee. In approving or rejecting the proposed transactions, our audit committee will take into account all of the relevant facts and circumstances available.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of September 15, 2021 and as adjusted to reflect the sale of our common stock offered by us in this offering for:

•	each person, or group of affiliated persons, known by us to beneficially own more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

Beneficial ownership is determined in accordance with the rules of the SEC. Under such rules, beneficial ownership includes any shares over which the individual has sole or shared voting power or investment power as well as any shares that the individual has the right to acquire within 60 days of September 15, 2021, through the exercise of any option, warrant or other right. In computing the percentage beneficial ownership of a person, common stock not outstanding and subject to options, warrants or other rights held by that person that are currently exercisable or exercisable within 60 days of September 15, 2021 are deemed outstanding for purposes of calculating the percentage ownership of that person, but are not deemed outstanding for computing the percentage ownership of any other person. Subject to the foregoing, percentage of beneficial ownership is based on 2,186,428 shares of common stock outstanding as of September 15, 2021, and assumes the conversion of all outstanding shares of Series A and Series B Convertible Preferred Stock as of that date into 20,056,145 shares of common stock. Percentage of beneficial ownership after this offering assumes no exercise of the underwriters’ option to purchase additional shares and does not give effect to any potential purchases in this offering by our principal stockholders, directors or named executive officers.

Percentage of voting common stock beneficially owned after this offering assumes the issuance and sale by us of shares of common stock in this offering (assuming no exercise of the underwriters’ option to purchase additional shares).

To our knowledge, except as set forth in the footnotes to this table and subject to applicable community property laws, each person named in the table has sole voting and investment power with respect to the shares set forth opposite such person’s name. Except as otherwise indicated, the address of each of the persons in this table is c/o Pyxis Oncology, Inc., 35 CambridgePark Drive, Cambridge, Massachusetts 02140.

Name of Beneficial Owner	Shares of Voting Common Stock Beneficially Owned Before and After this Offering	Percentage of Voting Common Stock Beneficially Owned Before this Offering	Percentage of Voting Common Stock Beneficially Owned After this Offering
5% Stockholders:
Entities affiliated with Pfizer Inc.(1)	2,866,522	12.9%	9.0%
Bayer World Investments B.V.(2)	2,742,338	12.3%	8.6%
Perceptive Life Sciences Master Fund, Ltd.(3)	1,528,812	6.9%	4.8%
Arix Bioscience Holdings Limited(4)	1,433,261	6.4%	4.5%
Entities affiliated with RTW Investments(5)	1,443,260	6.4%	4.5%
Entities affiliated with RA Capital(6)	1,289,934	5.8%	4.1%
Longwood Fund IV, L.P.(7)	1,213,509	5.5%	3.8%

Name of Beneficial Owner	Shares of Voting Common Stock Beneficially Owned Before and After this Offering	Percentage of Voting Common Stock Beneficially Owned Before this Offering	Percentage of Voting Common Stock Beneficially Owned After this Offering
Directors and Named Executive Officers:
Lara Sullivan, M.D.(8)	617,765	2.7%	1.9%
Pamela Connealy	—	—	—
Jay Feingold, M.D., Ph.D.	—	—	—
Ronald Herbst, Ph.D.(9)	209,928	*	*
Ritu Shah	—	—	—
Robert Crane(10)	114,076	*	*
David Steinberg(11)	380,765	1.7%	1.2%
John Flavin(12)	131,949	*	*
Lucio Iannone, Ph.D.	—	—	—
Gotham Makker, M.D.	—	—	—
Christopher O’Donnell Ph.D.	—	—	—
Mark Chin(4)	1,433,261	6.4%	4.5%
Freda Lewis-Hall, M.D.	—	—	—
Thomas Civik	—	—	—
Darren Cline	—	—	—
All executive officers, named executive officers and directors as a group (15 persons)(13)	2,887,744	12.6%	8.9%

*	Indicates beneficial ownership of less than 1% of the outstanding shares of our common stock.
(1)	Consists of 1,911,015 shares of common stock issuable upon the conversion of the Series B preferred stock held by Pfizer Inc. and 955,507 shares of common stock issuable upon the conversion of the Series B preferred stock held by Pfizer Ventures (US) LLC. The address of Pfizer Ventures (US) LLC is c/o Pfizer Inc., 235 E 42nd Street, New York, New York 10017. Pfizer Inc. is the parent company of Pfizer Ventures (US) LLC and may be deemed to beneficially own the shares directly owned by Pfizer Ventures (US) LLC. As of September 16, 2021, the board of directors of Pfizer Inc. is comprised of the following individuals: Albert Bourla, Ronald E. Blaylock, Susan Desmond-Hellmann, Joseph J. Echevarria, Scott Gottlieb, Helen H. Hobbs, Susan Hockfield, Dan R. Littman, Shantanu Narayen, Suzanne Nora Johnson, James Quincey and James C. Smith. Pfizer Inc. is a publicly traded company. The address for Pfizer Inc. is 235 East 42nd St., New York, New York 10017.
(2)	Consists of 1,786,831 shares of common stock issuable upon the conversion of the Series A preferred stock and 955,507 shares of common stock issuable upon the conversion of the Series B preferred stock held by Bayer World Investments B.V. The securities are held directly by Bayer World Investments B.V., a Dutch private limited company, which is an indirect, wholly owned subsidiary of Bayer Aktiengesellschaft, a German stock corporation. Accordingly, Bayer Aktiengesellschaft may be deemed to be an indirect beneficial owner of the shares beneficially owned directly by Bayer World Investments B.V. Voting and investment decisions with respect to these shares are made by Bayer AG’s Board of Management, which consists of Werner Baumann, Liam Condom, Serena Lin, Wolfgang Nickl, Stefan Oelrich, and Heiko Schipper. Each of Messrs. Baumann, Condon, Nickl, Oelrich, Schipper, and Ms. Lin disclaim beneficial ownership over the shares held by Bayer World Investments B.V. The address for Bayer World Investments B.V. is Energieweg 1, 3641 RT Mijdrecht, Netherlands.
(3)	Consists of 1,528,812 shares of common stock issuable upon the conversion of the Series B preferred stock held by Perceptive Life Sciences Master Fund Ltd (Perceptive Master Fund). Perceptive Advisors LLC (Perceptive Advisors, and together with Perceptive Master Fund, the Perceptive Entities) serves as the investment manager to Perceptive Master Fund and may be deemed to beneficially own the securities directly held by Perceptive Master Fund. Joseph Edelman is the managing member of Perceptive Advisors and may be deemed to beneficially own the securities directly held by Perceptive Master Fund. The address for Mr. Edelman and the Perceptive Entities is 51 Astor Place, 10th Floor, New York, NY 10003.
(4)	Consists of 1,433,261 shares of common stock issuable upon the conversion of the Series B preferred stock held by Arix Bioscience Holdings Limited, or Arix. Mr. Chin, a member of our board of directors, Mr. Peregrine Moncreiffe, Mr. Isaac Kohlberg and Ms. Maureen O’Connell comprise the Investment Committee of Arix and share voting and dispositive power over the shares held by Arix. The address for Arix is Duke Street House, 50 Duke Street, London, W1K 6JL, United Kingdom.
(5)	Consists of 1,433,260 shares of common stock issuable upon the conversion of the Series B preferred stock held in the aggregate by RTW Innovation Master Fund, Ltd., RTW Master Fund, Ltd. and RTW Venture Fund Limited. RTW Investments, LP is the manager of RTW Master Fund, Ltd., RTW Venture Fund Limited and RTW Innovation Master Fund. Roderick Wong, M.D. is the Managing Partner and Chief Investment Officer of RTW Investments, LP and as such has sole voting and investment control over such shares. Dr. Wong disclaims beneficial ownership of such shares except to the extent of any pecuniary interest therein. The address of RTW Investments, LP and Dr. Wong is 40 10th Avenue, Floor 7, New York, New York, 10014.

(6)	Consists of 1,096,444 shares of common stock issuable upon conversion of Series B preferred stock held by RA Capital Healthcare Fund, L.P. (RA Healthcare) and 193,490 shares of common stock issuable upon conversion of Series B preferred stock held by RA Capital Nexus Fund II, L.P. (Nexus II). RA Capital Management, L.P., is the investment manager for RA Healthcare and Nexus II. The general partner of RA Capital Management, L.P. is RA Capital Management GP, LLC, of which Peter Kolchinsky and Rajeev Shah are the managing members. RA Capital Management, L.P. RA Capital Management GP, LLC, Peter Kolchinsky and Rajeev Shah may be deemed to have shared voting and investment power with respect to the shares held RA Healthcare and Nexus II. The address of all entities and individuals referenced in this footnote is 200 Berkeley Street, 18th Floor, Boston, Massachusetts 02116.
(7)	These shares are held by Longwood Fund IV, L.P. (“Longwood”). The general partner of Longwood is Longwood Fund IV GP, LLC (“Longwood GP”). Voting, investment and dispositive decisions at Longwood GP with respect to the securities held by Longwood are made by an investment committee comprised of Christoph Westphal, Richard Aldrich and John Lawrence (collectively, the “IC Members”). Longwood GP and each of the IC Members may be deemed to share voting, investment and dispositive power over the securities held by Longwood and as a result may be deemed to have beneficial ownership over such securities. Longwood GP and each of the IC Members disclaims beneficial ownership over the securities held by Longwood, except to the extent of their respective pecuniary interests therein.
(8)	Consists of 130,720 shares of common stock held directly by Dr. Sullivan and 487,045 shares of common stock issuable upon the exercise of stock options and restricted stock exercisable or vesting within 60 days of September 15, 2021.
(9)	Consists of 45,211 shares of common stock held directly by Dr. Herbst and 164,717 shares of common stock issuable upon the exercise of stock options and restricted stock exercisable or vesting within 60 days of September 15, 2021.
(10)	Consists of 26,379 shares of common stock held directly by Mr. Crane and 87,697 shares of common stock issuable upon the exercise of stock options and restricted stock exercisable or vesting within 60 days of September 15, 2021.
(11)	Consists of 357,453 shares of common stock held directly by David Steinberg and 23,312 shares of restricted stock exercisable or vesting within 60 days of September 15, 2021.
(12)	Consists of 124,018 shares of common stock held directly by John Flavin and 7,931 shares of restricted stock exercisable or vesting within 60 days of September 15, 2021.
(13)	Consists of 2,117,042 shares of common stock held and 770,702 shares of common stock issuable upon the exercise of stock options and restricted stock exercisable or vesting within 60 days of September 15, 2021.

DESCRIPTION OF CAPITAL STOCK

This section contains a description of our capital stock and the material provisions of our amended and restated certificate of incorporation and bylaws that will be in effect upon the completion of this offering and is qualified by reference to the forms of our amended and restated certificate of incorporation and our bylaws filed as exhibits to the registration statement relating to this prospectus, and by the applicable provisions of Delaware law. The descriptions of our common stock and preferred stock reflect changes to our capital structure that will occur upon the closing of this offering.

General

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize 190,000,000 shares of common stock, $0.001 par value per share, and 10,000,000 shares of undesignated preferred stock, $0.001 par value per share, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Common Stock

As of June 30, 2021, after giving effect to the automatic conversion of all outstanding shares of our Series A convertible preferred stock and Series B convertible preferred stock into an aggregate of 20,056,145 shares of our common stock, which will occur immediately prior to the completion of this offering, there were outstanding 22,234,101 shares of our common stock (including 658,947 shares of unvested restricted common stock), held by approximately 54 stockholders of record, and 2,757,871 shares of our common stock issuable upon exercise of outstanding stock options.

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. See the section titled “Dividend Policy” for more information.

Voting Rights

The holders of our common stock are entitled to one vote per share. Stockholders do not have the ability to cumulate votes for the election of directors. Our amended and restated certificate of incorporation and bylaws that will be in effect upon completion of this offering will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to redemption or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our liquidation, dissolution or winding-up, the assets legally available for distribution to our stockholders would be distributable ratably among the holders of our common stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Pursuant to the provisions of our certificate of incorporation in effect prior to this offering, 127,537,173 currently outstanding shares of our Series A and Series B convertible preferred stock will automatically be converted into 20,056,145 shares of our common stock upon the completion of this offering. Following the completion of this offering, no shares of our preferred stock will be outstanding.

Pursuant to our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, our board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by our stockholders. Our board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and might adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock. We have no current plan to issue any shares of preferred stock.

Stock Options

As of June 30, 2021, we had outstanding options to purchase an aggregate of 2,757,871 shares of our common stock, with a weighted-average exercise price of $4.96 per share, pursuant to our equity incentive plans.

Registration Rights

Upon the completion of this offering and subject to the lock-up agreements entered into in connection with this offering and federal securities laws, certain holders of shares of our common stock that will be issued upon the conversion of our Series A and Series B convertible preferred stock in connection with this offering, will initially be entitled to certain rights with respect to registration of such shares under the Securities Act. These shares are referred to as registrable securities. The holders of these registrable securities possess registration rights pursuant to the terms of our Amended and Restated Investor Rights Agreement and are described in additional detail below. The registration of shares of our common stock pursuant to the exercise of the registration rights described below would enable the holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective. We will pay the registration expenses, other than underwriting discounts, selling commissions and stock transfer taxes, of the shares registered pursuant to the demand, piggyback and Form S-3 registrations described below.

Generally, in an underwritten offering, the managing underwriter, if any, has the right, subject to specified conditions and limitations, to limit the number of shares the holders may include. The demand, piggyback and Form S-3 registration rights described below will terminate upon the earliest of (i) with respect to each stockholder, such date, on or after the completion of this offering, on which all registrable shares held by such stockholder may immediately be sold during any three month period pursuant to Rule 144, (ii) the occurrence of a deemed liquidation event, as defined in our certificate of incorporation, as currently in effect and (iii) the third anniversary of the completion of this offering.

Demand Registration Rights

Upon the completion of this offering, holders of approximately 20,056,145 shares of our common stock issuable upon conversion of outstanding Series A and Series B convertible preferred stock will be entitled to certain demand registration rights. Beginning 180 days following the effectiveness of the registration statement of which this prospectus is a part, investors holding, collectively, at least a majority of the registrable securities then outstanding and held by such holders having an anticipated aggregate offering price of at least $15.0 million may, on not more than two occasions, request that we register all or a portion of their shares, subject to certain specified exceptions. If any of these holders exercises its demand registration rights, then holders of approximately 20,056,145 shares of our common stock issuable upon the conversion of our Series A and Series B convertible preferred stock in connection with this offering will be entitled to register their shares, subject to specified conditions and limitations in the corresponding offering.

Piggyback Registration Rights

In connection with this offering, holders of approximately 20,056,145 shares of our common stock issuable upon conversion of outstanding Series A and Series B convertible preferred stock are entitled to their rights to notice of this offering and to include their shares of registrable securities in this offering. These stockholders’ rights to notice of this offering and to include their shares of registrable securities in this offering have been waived in connection with this offering. In the event that we propose to register any of our securities under the Securities Act in another offering, either for our own account or for the account of other security holders, the holders of registrable securities will be entitled to certain “piggyback” registration rights allowing them to include their shares in such registration, subject to specified conditions and limitations.

Shelf Registration Rights

Upon the completion of this offering, the holders of approximately 20,056,145 shares of our common stock issuable upon conversion of outstanding Series A and Series B convertible preferred stock will initially be entitled to certain Form S-3 registration rights. Certain major investors holding collectively at least 30% of registrable securities may, on not more than two registrations on Form S-3 within any 12-month period, request that we register all or a portion of their shares on Form S-3 if we are qualified to file a registration statement on Form S-3, subject to specified exceptions. Such request for registration on Form S-3 must cover securities with an aggregate offering price which equals or exceeds $5.0 million, net of selling expenses. The right to have such shares registered on Form S-3 is further subject to other specified conditions and limitations.

Anti-Takeover Provisions

The provisions of the Delaware General Corporation Law, or the DGCL, our amended and restated certificate of incorporation and our bylaws to be in effect following this offering could have the effect of delaying, deferring or discouraging another person from acquiring control of our company. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.

Section 203 of the DGCL

We are subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the date that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under

Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

•	before the stockholder became interested, our board of directors approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•

at or after the time the stockholder became interested, the business combination was approved by our board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder.

Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

•	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

•

subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.

Amended and Restated Certificate of Incorporation and Bylaw Provisions

Our amended and restated certificate of incorporation and our bylaws will include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of our management team or changes in our board of directors or our governance or policy, including the following:

Board Vacancies

Our amended and restated certificate of incorporation and bylaws will authorize generally only our board of directors to fill vacant directorships resulting from any cause or created by the expansion of our board of directors. In addition, the number of directors constituting our board of directors may be set only by resolution adopted by a majority vote of our entire board of directors. These provisions prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

Classified Board

Our amended and restated certificate of incorporation and bylaws will provide that our board of directors is classified into three classes of directors. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of our board of directors, and the prospect of that delay might deter a potential offeror. See the section titled “Management—Corporate Governance—Classified Board of Directors” for additional information.

Directors Removed Only for Cause

Our amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.

Supermajority Requirements for Amendments of Our Amended and Restated Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation will further provide that the affirmative vote of holders of at least two-thirds of the voting power of our outstanding common stock will be required to amend certain provisions of our amended and restated certificate of incorporation, including provisions relating to the classified board, the size of the board of directors, removal of directors, special meetings, actions by written consent and designation of our preferred stock. The affirmative vote of holders of at least two-thirds of the voting power of our outstanding common stock will be required to amend or repeal our bylaws, although our bylaws may be amended by a simple majority vote of our board of directors.

Stockholder Action; Special Meetings of Stockholders

Our amended and restated certificate of incorporation will provide that our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, holders of our capital stock would not be able to amend our bylaws or remove directors without holding a meeting of our stockholders called in accordance with our bylaws. Our amended and restated certificate of incorporation and our bylaws will provide that special meetings of our stockholders may be called only by a majority of our board of directors, the chairperson of our board of directors, our chief executive officer, our president or the lead independent director, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

Our bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders or to nominate candidates for election as directors at our annual meeting of stockholders. To be timely, a stockholder’s notice generally must be delivered to us not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of stockholders. Our bylaws also will specify certain requirements regarding the form and content of a stockholder’s notice. With respect to nominations of persons for election to our board of directors, the notice shall provide information about the nominee, including, among other things, name, age, address, principal occupation, ownership of our capital stock and whether they meet applicable independence requirements. With respect to the proposal of other business to be considered by our stockholders at an annual meeting, the notice shall provide a brief description of the business desired to be brought before the meeting, the text of the proposal or business, the reasons for conducting such business at the meeting and any material interest in such business by such stockholder and any beneficial owners and associated persons on whose behalf the notice is made, or the proposing persons. In addition, a stockholder’s notice must set forth certain information related to the proposing persons, including, among other things:

•	the name and address of the proposing persons;

•	information as to the ownership by the proposing persons of our capital stock and any derivative interest or short interest in any of our securities held by the proposing persons;

•	information as to any material relationships and interest between the proposing persons and us, any of our affiliates and any of our principal competitors;

•

a representation that the stockholder is a holder of record of our stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to propose such nomination or business; and

•

a representation whether the proposing persons intend or are part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of our outstanding capital stock required to elect the nominee or carry the proposal.

These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our annual meeting of stockholders. We expect that these provisions might also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.

No Cumulative Voting

The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation and bylaws will not provide for cumulative voting.

Issuance of Undesignated Preferred Stock

We anticipate that after the filing of our amended and restated certificate of incorporation, our board will have the authority, without further action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock enables our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise.

Exclusive Forum

Our amended and restated certificate of incorporation will provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on our behalf under Delaware law, (2) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (3) any action arising pursuant to any provision of the Delaware General Corporation Law or our amended and restated certificate of incorporation or bylaws, (4) any other action asserting a claim that is governed by the internal affairs doctrine or (5) any other action asserting an “internal corporate claim,” as defined in Section 115 of the Delaware General Corporation Law, shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware, or the federal district court for the District of Delaware) in all cases subject to the court having jurisdiction over indispensable parties named as defendants. These exclusive-forum provisions do not apply to claims under the Securities Act or the Exchange Act. Our amended and restated certificate of incorporation will also provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to this provision. Although we believe these provisions benefit us by providing increased consistency in the application of Delaware law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be Broadridge Corporate Issuer Solutions, Inc.

Exchange Listing

Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “PYXS.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and we cannot predict the effect, if any, that market sales of our common stock or the availability of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of our common stock will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number shares of our common stock outstanding as of June 30, 2021 and the issuance of 9,500,000 shares in this offering, as set forth on the cover page of this prospectus, and assuming no exercise of outstanding options after such date, we will have a total of 31,734,101 shares of common stock outstanding (or 33,159,101 shares of our common stock if the underwriters exercise in full their option to purchase additional shares).

Of those outstanding shares, 9,500,000 shares of common stock sold in the offering will be freely tradeable, except that any shares purchased in this offering by our affiliates, as that term is defined in Rule 144 under the Securities Act, would only be able to be sold in compliance with the Rule 144 limitations described below.

The remaining outstanding common stock will be, and shares subject to outstanding options will be upon issuance, deemed “restricted securities” as defined in Rule 144 under the Securities Act. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. All of our executive officers, directors and holders of substantially all of our equity securities are subject to lock-up agreements under which they have agreed, subject to specific exceptions, not to sell any of our equity securities for 180 days following the date of this prospectus. As a result of these agreements and subject to the provisions of Rule 144 or Rule 701, common stock will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, all 9,500,000 shares of our common stock sold in this offering will be immediately available for sale in the public market; and

•

beginning 181 days after the date of this prospectus (subject to the terms of the lock-up and market standoff agreements described below), 22,234,101 additional shares will become eligible for sale in the public market, of which 7,725,902 shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below.

Lock-Up Agreements

We, our directors and officers and holders of substantially all of our equity securities have agreed or will agree prior to the effective date of the registration statement of which this prospectus is a part, subject to certain exceptions, not to offer, pledge sell, contract to sell, transfer, lend or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for common stock, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities Inc. and Jefferies LLC, on behalf of the underwriters. These agreements are described below under the section titled “Underwriting.”

Rule 144

In general, Rule 144 provides that once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the common stock proposed to be sold for at least six months is entitled to sell those shares without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the common stock proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then that person would be entitled to sell those shares without complying with any of the requirements of Rule 144.

In general, Rule 144 provides that our affiliates or persons selling our common stock on behalf of our affiliates are entitled to sell upon expiration of the market standoff agreements and lock-up agreements described above, within any three-month period, a number of our common stock that does not exceed the greater of:

•	1% of the number of our common stock then outstanding, which will equal 317,341 shares immediately after the completion of this offering; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

Sales of our common stock made in reliance upon Rule 144 by our affiliates or persons selling our common stock on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

Rule 701 generally allows a stockholder who purchased our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. All holders of Rule 701 shares, however, are required to wait until 90 days after the date of this prospectus before selling those shares pursuant to Rule 701.

Registration Rights

Upon the completion of this offering, the holders of 20,056,145 shares of common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. These stockholders’ rights to notice of this offering and to include their shares of registrable securities in this offering have been waived in connection with this offering. See “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Registration Statement

We intend to file a registration statement on Form S-8 under the Securities Act promptly after the effectiveness of this offering to register shares of our common stock subject to options outstanding, as well as reserved for future issuance, under our equity compensation plans. The registration statement on Form S-8 is expected to become effective immediately upon filing, and shares of our common stock covered by the registration statement will then become eligible for sale in the public market, subject to the Rule 144 limitations applicable to affiliates, vesting restrictions and any applicable market standoff agreements and lock-up agreements. See the section titled “Executive Compensation—Equity Compensation Plans and Other Benefit Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of material U.S. federal income tax consequences of the ownership and disposition of shares of our common stock as of the date hereof. Except where noted, this summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below). This summary is based upon provisions of the Code and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

A “non-U.S. holder” means a beneficial owner of shares of our common stock (other than an entity treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	an individual who is a citizen or resident of the United States;

•

a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust if it (1) is subject to the primary supervision of a court within the United States and one or more U.S. persons (as defined under the Code) have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

This summary does not address all aspects of U.S. federal income taxation that may be relevant to non-U.S. holders in light of their particular circumstances. In addition, this summary does not address the Medicare tax on certain net investment income, U.S. federal gift or estate tax laws, any state, local or non-U.S. tax laws or any tax treaties. This summary also does not address the U.S. federal income tax consequences applicable to non-U.S. holders that are subject to special treatment under the U.S. federal income tax laws, including (without limitation) former citizens or long-term residents of the United States, foreign pension funds, “controlled foreign corporations,” “passive foreign investment companies,” financial institutions, insurance companies, regulated investment companies, real estate investment trusts, mutual funds, broker-dealers, traders in securities or other persons that elect to use a mark-to-market method of accounting for their holdings in our common stock, persons who hold our common stock as “qualified small business stock” within the meaning of Section 1202 of the Code, persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction,” or other risk reduction transaction or integrated investment, persons subject to the alternative minimum tax, persons who acquired our common stock through stock options or in other compensatory transactions or partnerships or other pass-through entities for U.S. federal income tax purposes.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the tax treatment of a partner will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Accordingly, partners in partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes) considering the purchase of our common stock should consult their tax advisors regarding the U.S. federal income tax considerations of the purchase, ownership and disposition of our common stock by such partnership.

THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS ARE ENCOURAGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL

GIFT OR ESTATE TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, NON-U.S. OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Distributions

Distributions of cash or property on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed our current and accumulated earnings and profits, the distributions will be treated as a nontaxable return of capital to the extent of the non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock. Please read “—Sales or other Taxable Dispositions.” Subject to the withholding rules discussed below under “—Backup Withholding and Information Reporting” and “—Additional Withholding Requirements under FATCA” and with respect to effectively connected dividends, any distribution made to a non-U.S. holder on our common stock generally will be subject to U.S. withholding tax at a rate of 30% of the gross amount of the distribution unless an applicable income tax treaty provides for a lower rate. To receive the benefit of a reduced treaty rate, a non-U.S. holder must provide the applicable withholding agent with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E (or other applicable or successor form) certifying qualification for the reduced rate, and the non-U.S. holder will be required to update such forms and certifications from time to time as required by law. A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an applicable income tax treaty may be eligible to obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds our common stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. Non-U.S. holders should consult their tax advisors regarding their entitlement to benefits under an applicable income tax treaty.

If dividends paid to a non-U.S. holder are effectively connected with a trade or business conducted by the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, are treated as attributable to a permanent establishment maintained by the non-U.S. holder in the United States), the non-U.S. holder will be exempt from the U.S. withholding tax described above, provided the non-U.S. holder satisfies certain certification requirements by providing the applicable withholding agent a properly executed IRS Form W-8ECI certifying eligibility for exemption, and the non-U.S. holder will be required to update such forms and certifications from time to time as required by law. Any such effectively connected dividends generally will be taxed on a net income basis at the rates and in the manner generally applicable to U.S. persons (as defined under the Code). If the non-U.S. holder is a corporation for U.S. federal income tax purposes, it may also be subject to a branch profits tax at a 30% rate (or such lower rate as specified by an applicable income tax treaty) on its effectively connected earnings and profits (as adjusted for certain items), which will include effectively connected dividends. Non-U.S. holders should consult their tax advisors regarding any applicable income tax treaties that may provide for different rules.

Sales or other Taxable Dispositions

Subject to the discussion below under “—Backup Withholding and Information Reporting”, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to U.S. federal income tax unless:

•

the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will be subject to tax on the gain derived from the sale or other disposition on a net income tax basis at the U.S. federal income tax rates applicable to U.S. citizens, nonresident aliens or domestic corporations, as applicable. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional branch profits tax at a 30% rate (or such lower rate as may be specified by an applicable income tax treaty). An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by U.S. source capital losses even though the individual is not considered a resident of the United States.

Generally, a corporation is a “United States real property holding corporation,” or a USRPHC, if the fair market value of its U.S. real property interests equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not currently and will not become a USRPHC, and the remainder of this discussion assumes this is the case. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. If we are or become a USRPHC, however, so long as our common stock is regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs, only a non-U.S. holder who actually or constructively holds or held (at any time during the shorter of the five-year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the sale or other disposition of our common stock.

Backup Withholding and Information Reporting

Any dividends (or other distributions) paid to a non-U.S. holder must be reported annually to the IRS and to the non-U.S. holder. Copies of these information returns may be made available to the tax authorities in the country in which the non-U.S. holder resides or is established. Payments of dividends to a non-U.S. holder generally will not be subject to backup withholding if the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable or successor form.

Payments of the proceeds from a sale or other disposition by a non-U.S. holder of our common stock effected by or through the office of a broker generally will be subject to information reporting and backup withholding (currently at the rate of 24%) unless the non-U.S. holder establishes an exemption by properly certifying its non-U.S. status on an IRS Form W-8BEN, IRS Form W-8BEN-E or other applicable or successor form and certain other conditions are met. Information reporting and backup withholding generally will not apply to any payment of the proceeds from a sale or other disposition of our common stock effected outside the United States by a non-U.S. office of a broker. However, unless such broker has documentary evidence in its records that the holder is not a U.S. person and certain other conditions are met, or the non-U.S. holder otherwise establishes an exemption, information reporting will apply to a payment of the proceeds of the disposition of our common stock effected outside the United States by such a broker if it has certain relationships within the United States. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that the non-U.S. holder is a U.S. person who is not an exempt recipient under the Code and applicable Treasury regulations.

Backup withholding is not an additional tax. Rather, the U.S. income tax liability (if any) of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is timely furnished to the IRS.

Additional Withholding Requirements under FATCA

Sections 1471 through 1474 of the Code, and the Treasury regulations and administrative guidance issued thereunder, or FATCA, impose a 30% withholding tax on any dividends paid on our common stock if paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code) (including, in some cases, when such foreign financial institution or non-financial foreign entity is acting as an intermediary), unless (1) in the case of a foreign financial institution, such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are non-U.S. entities with U.S. owners); (2) in the case of a non-financial foreign entity, such entity certifies that it does not have any “substantial United States owners” (as defined in the Code) or provides the applicable withholding agent with a certification identifying the direct and indirect substantial United States owners of the entity (in either case, generally on an IRS Form W-8BEN-E) and provides certain information with respect to such United States owners; or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules and provides appropriate documentation (such as an IRS Form W-8BEN-E). The Treasury Secretary has issued proposed regulations providing that the withholding provisions under FATCA do not apply with respect to gross proceeds from a sale or other disposition of our common stock, which may be relied upon by taxpayers until final regulations are issued. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these rules may be subject to different rules. Under certain circumstances, a holder might be eligible for refunds or credits of such taxes.

INVESTORS CONSIDERING THE PURCHASE OF OUR COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE APPLICABILITY AND EFFECT OF U.S. FEDERAL GIFT AND ESTATE TAX LAWS AND ANY STATE, LOCAL OR NON-U.S. TAX LAWS AND TAX TREATIES.

UNDERWRITING

BofA Securities, Inc., Jefferies LLC, Credit Suisse Securities (USA) LLC and William Blair & Company, L.L.C., together the representatives, are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
BofA Securities, Inc.
Jefferies LLC
Credit Suisse Securities (USA) LLC
William Blair & Company, L.L.C.
LifeSci Capital LLC

Total	9,500,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officer’s certificates and legal opinions. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $         per share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Total Without Option	Total With Option
Public offering price	$	$	$
Underwriting discount	$	$	$
Proceeds, before expenses, to us	$	$	$

The expenses of the offering, not including the underwriting discount, are estimated at $3,950,000 and are payable by us. We have agreed to reimburse the underwriters for certain of their expenses, up to $40,000.

Option to Purchase Additional Shares

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to 1,425,000 additional shares at the public offering price, less the underwriting discount. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table.

No Sales of Similar Securities

We, our executive officers and directors and our other existing security holders have agreed not to sell or transfer any common stock or securities convertible into, exchangeable for, exercisable for, or repayable with common stock, for 180 days after the date of this prospectus without first obtaining the written consent of BofA Securities, Inc. and Jefferies LLC. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly

•	offer, pledge, sell or contract to sell any common stock,

•	sell any option or contract to purchase any common stock,

•	purchase any option or contract to sell any common stock,

•	grant any option, right or warrant for the sale of any common stock,

•	lend or otherwise dispose of or transfer any common stock,

•	request or demand that we file or make a confidential submission of a registration statement related to the common stock, or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

The restrictions described in the immediately preceding paragraphs to do not apply to:

(i)	as a bona fide gift or gifts;

(ii)	to any trust for the direct or indirect benefit of the signatory or the immediate family of the signatory (“immediate family” shall mean any relationship by blood, marriage or adoption, not more remote than first cousin);

(iii)	as a distribution to general or limited partners or stockholders or other equity holders of the signatory or an entity described in clause (iv) below;

(iv)	to (a) the signatories’ affiliates or to (b) any investment fund or other entity that directly or indirectly controls, manages or advises, is controlled, managed, or advised by, or under common control, management or advisement with, the signatory or (c) any affiliate of the signatory;

(v)	by will or intestate succession upon the death of the signatory;

(vi)	pursuant to a court or regulatory agency order, a qualified domestic order or in connection with a divorce settlement;

(vii)

to the Company in connection with the vesting, settlement or exercise of options, warrants or other rights to acquire shares of common stock or any security convertible into or exercisable for shares of common stock of the Company by way of net exercise and/or to cover withholding tax obligations in connection with such vesting, settlement or exercise pursuant to an employee benefit plan, option, warrant or other right disclosed in the prospectus for the public offering, provided that any such shares of the common stock issued upon exercise of such option, warrant or other right shall be subject to the restrictions set forth herein;

(viii)	to the Company pursuant to agreements under which the Company has exercised its option to repurchase such shares or has exercised a right of first refusal with respect to transfers of such shares upon termination of service of the signatory, so long as such agreement or right of first refusal is disclosed in the prospectus for the public offering;

(ix)	pursuant to the automatic conversion of outstanding shares of preferred stock of the Company into common stock of the Company in connection with the public offering disclosed in the prospectus for the public offering, provided that the shares of the common stock received upon such conversion shall be subject to the restrictions set forth herein;

(x)	to a bona fide third party pursuant to a merger, consolidation, tender offer or other similar transaction made to all holders of shares of the common stock and involving a Change of Control (as defined below) of the Company and approved by the Company’s board of directors; provided that, in the event that such Change of Control is not completed, the signatory’s lock-up securities shall remain subject to the restrictions contained herein, provided, further that any shares of the common stock not transferred in such merger, consolidation, tender offer or other transaction shall remain subject to the restrictions contained herein. “Change of Control” shall mean the transfer (whether by tender offer, merger, consolidation or other similar transaction), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter pursuant to the Public Offering), of the Company’s voting securities if, after such transfer, such person or group of affiliated persons would hold more than 50% of the outstanding voting securities of the Company (or the surviving entity); or

(xi)	to place any charge, mortgage, lien, pledge, restriction, security interest or other encumbrance in respect of any lock-up securities in connection with the signatory’s (or any of its affiliates’) bona fide margin loans entered into by the signatory or its affiliates in the ordinary course of business after the date of this lock-up agreement and the transfers of any lock-up securities in the event of any foreclosures or enforcements by the beneficiary or lender of such transaction following default by the signatory or any of its affiliates; provided, that no filing under the Exchange Act or other public announcement shall be required or made voluntarily in connection with such pledge or subsequent foreclosure, enforcement or transfer of the lock-up securities (other than a filing on a Form 5 (if applicable), Form 13F, Schedule 13D (or 13D/A) or Schedule 13G (or 13G/A) that is required to be filed during the lock-up period, in which case such required filing shall clearly indicate in the footnotes thereto the applicable circumstances that cause the applicable exception to this letter agreement to apply).

Nasdaq Global Select Market Listing

Our common stock has been approved for listing on the Nasdaq Global Select Market under the symbol “PYXS.”

Before this offering, there has been no public market for our common stock. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us,

•	our financial information,

•	the history of, and the prospects for, our company and the industry in which we compete,

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues,

•	the present state of our development, and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option to purchase additional shares described above. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option granted to them. “Naked” short sales are sales in excess of such option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on Nasdaq, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Distribution

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

European Economic Area

In relation to each Member State of the European Economic Area and the United Kingdom, each a “Relevant State,” no shares of common stock have been offered or will be offered pursuant to the initial public offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

a.	to any legal entity which is a qualified investor as defined under the Prospectus Regulation;

b.	to fewer than 150 natural or legal persons (other than qualified investors as defined under the Prospectus Regulation), subject to obtaining the prior consent of the representatives for any such offer; or

c.	in any other circumstances falling within Article 1(4) of the Prospectus Regulation,

provided that no such offer of shares shall require the issuer or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation.

Each person in a Relevant State who initially acquires any shares of common stock or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the Prospectus Regulation.

In the case of any shares of common stock being offered to a financial intermediary as that term is used in Article 5(1) of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in a Relevant State to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of common stock in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

References to the Prospectus Regulation includes, in relation to the UK, the Prospectus Regulation as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018.

The above selling restriction is in addition to any other selling restrictions set out below.

In connection with the offering, the underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

Notice to Prospective Investors in the United Kingdom

In relation to the United Kingdom, or UK, no shares of common stock have been offered or will be offered pursuant to the initial public offering to the public in the UK prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority in the UK in accordance with the UK Prospectus Regulation and the FSMA, except that offers of Shares may be made to the public in the UK at any time under the following exemptions under the UK Prospectus Regulation and the FSMA:

a.	to any legal entity which is a qualified investor as defined under the UK Prospectus Regulation;

b.	to fewer than 150 natural or legal persons (other than qualified investors as defined under the UK Prospectus Regulation), subject to obtaining the prior consent of the underwriters for any such offer; or

c.	at any time in other circumstances falling within section 86 of the FSMA,

provided that no such offer of Shares shall require the issuer or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or Article 3 of the UK Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation.

Each person in the UK who initially acquires any Shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with the Company and the underwriters that it is a qualified investor within the meaning of the UK Prospectus Regulation.

In the case of any Shares being offered to a financial intermediary as that term is used in Article 5(1) of the UK Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the Shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer to the public other than their offer or resale in the UK to qualified investors, in circumstances in which the prior consent of the underwriters has been obtained to each such proposed offer or resale.

The Company, the underwriters and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements and agreements.

For the purposes of this provision, the expression an “offer to the public” in relation to any Shares in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares, the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018, and the expression “FSMA” means the Financial Services and Markets Act 2000.

In connection with the offering, underwriters are not acting for anyone other than the issuer and will not be responsible to anyone other than the issuer for providing the protections afforded to their clients nor for providing advice in relation to the offering.

This document is for distribution only to persons who (i) have professional experience in matters relating to investments and who qualify as investment professionals within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the “Financial Promotion Order”), (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations etc.”) of the Financial Promotion Order, (iii) are outside the United Kingdom, or (iv) are persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or FSMA, in connection with the issue or sale of any securities may otherwise lawfully be communicated or caused to be communicated (all such persons together being referred to as “relevant persons”). This document is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the “Corporations Act,” and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or the “Exempt Investors,” who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in Hong Kong

The shares of common stock have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation or document relating to the share of common stock has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Japan

The shares of common stock have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, the shares of common stock were not offered or sold or caused to be made the subject of an invitation for subscription or purchase and will not be offered or sold or caused to be made the subject of an invitation for subscription or purchase, and this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares of common stock, has not been circulated or distributed, nor will it be circulated or distributed, whether directly or indirectly, to any person in Singapore other than (i) to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time, or the “SFA”) pursuant to Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares of common stock pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(b)	where no consideration is or will be given for the transfer;

(c)	where the transfer is by operation of law; or

(d)	as specified in Section 276(7) of the SFA.

Notice to Prospective Investors in Canada

The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in Israel

This document does not constitute a prospectus under the Israeli Securities Law, 5728-1968, or the Securities Law, and has not been filed with or approved by the Israel Securities Authority. In Israel, this prospectus is being distributed only to, and is directed only at, and any offer of the shares of common stock is directed only at, (i) a limited number of persons in accordance with the Israeli Securities Law and (ii) investors listed in the first addendum, or the Addendum, to the Israeli Securities Law, consisting primarily of joint investment in trust funds, provident funds, insurance companies, banks, portfolio managers, investment advisors, members of the Tel Aviv Stock Exchange, underwriters, venture capital funds, entities with equity in excess of NIS 50 million and “qualified individuals,” each as defined in the Addendum (as it may be amended from time to time), collectively referred to as qualified investors (in each case, purchasing for their own account or, where permitted under the Addendum, for the accounts of their clients who are investors listed in the Addendum). Qualified investors are required to submit written confirmation that they fall within the scope of the Addendum, are aware of the meaning of same and agree to it.

LEGAL MATTERS

Certain legal matters with respect to U.S. federal law in connection with this offering will be passed upon for us by Sidley Austin LLP. Latham  & Watkins LLP, New York, New York, is acting as counsel to the underwriters in this offering.

EXPERTS

The consolidated financial statements of Pyxis Oncology, Inc. at December 31, 2019 and 2020, and for each of the two years in the period ended December 31, 2020, appearing in this prospectus and registration statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.pyxisoncology.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

PYXIS ONCOLOGY, INC.

Condensed Consolidated Balance Sheets

(In thousands, except share and per share amounts)

(Unaudited)

	December 31, 2020	June 30, 2021
Assets
Current assets:
Cash and cash equivalents	$8,080	$142,473
Prepaid expenses and other current assets	23	471

Total current assets	8,103	142,944
Property and equipment, net	1,103	1,313
Operating lease right-of-use assets	836	541
Deferred offering costs	—	2,142
Other assets, noncurrent	109	109

Total assets	$10,151	$147,049

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$1,077	$1,266
Accrued expenses and other current liabilities	1,997	2,237
Derivative liability, current portion	—	4,428
Operating lease liabilities, current portion	615	481

Total current liabilities	3,689	8,412

Derivative liability, net of current portion	—	2,202
Operating lease liabilities, net of current portion	165	—

Total liabilities	3,854	10,614

Commitments and contingencies (Note 12)
Series A Convertible Preferred Stock, $0.001 par value per share; 22,724,926 shares authorized, 22,724,925 issued and outstanding as of December 31, 2020 and June 30, 2021, liquidation value of $22,000 as of December 31, 2020 and June 30, 2021	21,942	21,942
Series B Convertible Preferred Stock, $0.001 par value per share; zero and 104,812,248 shares authorized, issued and outstanding as of December 31, 2020 and June 30, 2021, respectively, liquidation value of $172,500 as of June 30, 2021	—	172,081
Stockholders’ deficit:
Common stock, $0.001 par value per share; 40,300,000 and 167,000,000 shares authorized at December 31, 2020 and June 30, 2021, respectively; 2,177,956 shares issued at December 31, 2020 and June 30, 2021 and 1,289,342 and 1,519,007 shares outstanding at December 31, 2020 and June 30, 2021, respectively	1	2
Additional paid-in capital	97	3,124
Accumulated deficit	(15,743)	(60,714)

Total stockholders’ deficit	(15,645)	(57,588)

Total liabilities, convertible preferred stock and stockholders’ deficit	$10,151	$147,049

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PYXIS ONCOLOGY, INC.

Condensed Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share amounts)

(Unaudited)

	Six Months Ended June 30,
	2020	2021
Operating expenses:
Research and development	$3,484	$35,979
General and administrative	1,639	5,691

Total operating expenses	5,123	41,670

Loss from operations	(5,123)	(41,670)
Other income (expense):
Interest income	65	10
Service fee income from related party	—	181
Change in fair value of derivative liability	—	(3,261)

Total other income (expense)	65	(3,070)
Loss from equity method investment in joint venture	—	(231)

Net loss and comprehensive loss	$(5,058)	$(44,971)

Net loss per common share, basic and diluted	$(5.47)	$(31.86)

Weighted average common shares outstanding, basic and diluted	923,910	1,411,428

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PYXIS ONCOLOGY, INC.

Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share amounts)

(Unaudited)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2020	22,724,925	$21,942	—	$—	828,356	$1	$40	$(2,915)	$(2,874)
Vesting of restricted common stock	—	—	—	—	153,866	—	1	—	1
Stock-based compensation	—	—	—	—	—	—	18	—	18
Issuance of common stock	—	—	—	—	48,919	—	3	—	3
Net loss	—	—	—	—	—	—	—	(5,058)	(5,058)

Balance at June 30, 2020	22,724,925	$21,942	—	$—	1,031,141	$1	$62	$(7,973)	$(7,910)

	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2021	22,724,925	$21,942	—	$—	1,289,342	$1	$97	$(15,743)	$(15,645)
Issuance of Series B convertible preferred stock, net of issuance costs of $419	—	—	104,812,248	172,081	—	—	—	—	—
Vesting of restricted common stock	—	—	—	—	229,665	1	5	—	6
Stock-based compensation	—	—	—	—	—	—	3,022	—	3,022
Net loss	—	—	—	—	—	—	—	(44,971)	(44,971)

Balance at June 30, 2021	22,724,925	$21,942	104,812,248	$172,081	1,519,007	$2	$3,124	$(60,714)	$(57,588)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PYXIS ONCOLOGY, INC.

Condensed Consolidated Statements of Cash Flows

(In thousands)

(Unaudited)

	Six Months Ended June 30,
	2020	2021
Cash flows from operating activities
Net loss	$(5,058)	$(44,971)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	30	330
Stock-based compensation	18	3,022
Non-cash research and development expenses	—	20,000
Non-cash lease expense	148	295
Non-cash loss from equity method investment in joint venture	—	50
Change in fair value of derivative liability	—	3,261
Changes in operating assets and liabilities:
Prepaid and other current assets	(66)	(448)
Accounts payable	204	(364)
Accrued expenses	599	(114)
Operating lease liabilities	(138)	(299)
Derivative liability	—	3,369

Net cash used in operating activities	(4,263)	(15,869)

Cash flows from investing activities
Purchase of property and equipment	(1,344)	(540)
Investment in joint venture	—	(50)

Net cash used in investing activities	(1,344)	(590)

Cash flows from financing activities
Proceeds from issuance of Series B Convertible Preferred Stock, net of issuance costs	—	151,581
Deferred offering costs	—	(729)
Proceeds from issuance of common stock	3	—

Net cash provided by financing activities	3	150,852

Net (decrease) increase in cash, cash equivalents, and restricted cash	(5,604)	134,393
Cash, cash equivalents and restricted cash at beginning of period	19,720	8,188

Cash, cash equivalents and restricted cash at end of period	$14,116	$142,581

Supplemental schedule of noncash operating and financing activities:
Deferred offering costs in accounts payable and accrued expenses	$—	$1,413
Operating lease right-of-use asset obtained in exchange for new operating lease liabilities	$1,186	$—
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$14,008	$142,473
Restricted cash	108	108

Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$14,116	$142,581

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

PYXIS ONCOLOGY, INC.

Notes to Condensed Consolidated Financial Statements

(Unaudited)

1. Nature of Business, Liquidity and Basis of Presentation

Nature of Business

Pyxis Oncology, Inc. (the “Company”), a Delaware corporation, was founded in June 2018 and launched its operations on July 2019. The Company is a preclinical oncology company focused on developing an arsenal of next-generation therapeutics to target difficult-to-treat cancers and improve quality of life for patients. The Company develops its product candidates with the objective to directly kill tumor cells, and to address the underlying pathologies created by cancer that enable its uncontrollable proliferation and immune evasion. Since the Company’s launch in 2019, the Company has developed a broad portfolio of novel antibody drug conjugate, or ADC, product candidates and monoclonal antibody, or mAb, preclinical discovery programs that the Company is developing as monotherapies and in combination with other therapies.

Liquidity

As of June 30, 2021, the Company had an accumulated deficit of $60.7 million. The Company has incurred losses and negative cash flows from operations since inception, including net losses of $5.1 million and $45.0 million for the six months ended June 30, 2020 and 2021, respectively. The Company expects that its operating losses and negative cash flows will continue for the foreseeable future as the Company continues to expand its research and development programs and develop its product candidates. The Company currently expects that its cash and cash equivalents of $142.5 million as of June 30, 2021 will be sufficient to fund its operating expenses and capital requirements through at least twelve months from the date these unaudited condensed consolidated financial statements are issued, and therefore substantial doubt does not exist about the Company’s ability to continue as a going concern. Additional funding will be necessary to fund future clinical and preclinical activities.

In the event the Company does or does not complete an initial public offering, the Company may pursue additional funding through private equity financings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. Although the Company has been successful in raising capital in the past, there is no assurance that the Company will be successful in obtaining such additional financing on terms acceptable to the Company, if at all, and the Company may not be able to enter into collaborations or other arrangements. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate its research and development programs, which could adversely affect its business prospects and its ability to continue operations.

Basis of Presentation

The condensed consolidated financial statements included in this report are unaudited and have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“U.S. GAAP”) for interim financial reporting and U.S. Securities and Exchange Commission (“SEC”) regulations. The condensed consolidated balance sheet data as of December 31, 2020 was derived from audited financial statements but does not include all disclosures required by U.S. GAAP. Certain information and footnote disclosures normally included in annual financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. In the opinion of management, these financial statements include all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the Company’s financial position as of June 30, 2021, and its results of operations, statement of changes in convertible preferred stock and stockholders’ deficit and cash flows for the six months ended June 30, 2020 and 2021. The condensed consolidated financial statements for the six months ended June 30, 2021 should be read in conjunction with the audited consolidated financial statements appearing elsewhere in this prospectus. The results of operations for any interim period are not necessarily indicative of the results that could be expected for the full year.

2. Summary of Significant Accounting Policies

The Company’s significant accounting policies are disclosed in the audited consolidated financial statements appearing elsewhere in this prospectus. Since the date of such audited consolidated financial statements, there have been no changes to the Company’s significant accounting policies, except as noted below.

Recently Adopted Accounting Pronouncements

In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes by removing certain exceptions to the general principles in ASC Topic 740, Income Taxes (“ASC 740”) and by clarifying and amending existing ASC 740 guidance. The guidance is effective for fiscal years, and interim periods within those years, beginning after December 15, 2020. Early adoption is permitted. The Company adopted this guidance as of January 1, 2021. The adoption of this guidance did not have a material impact on the Company’s financial position or results of operations.

3. Fair Value Measurements

The following tables present the financial instruments carried at fair value on a recurring basis as of June 30, 2021 and December 31, 2020, respectively, in accordance with the FASB ASC 820 hierarchy (in thousands):

	Fair Value Measurements at June 30, 2021
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$138,443	$—	$—	$138,443

Liabilities
Derivative liability	$—	$—	$6,630	$6,630

	Fair Value Measurements at December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$6,996	$—	$—	$6,996

The Company’s cash equivalents represent deposits in a short-term United States Treasury money market fund quoted in an active market and classified as a Level 1 asset. There were no assets or liabilities measured at fair value on a nonrecurring basis at June 30, 2020 and 2021. There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the six months ended June 30, 2020 and 2021.

The fair value of the derivative liability was initially determined using a probability-weighted income approach and is revalued at each reporting date or more frequently if circumstances dictate. Changes in the fair value of the derivative liability are recorded as income or expense within other income (expense) in the unaudited condensed consolidated statements of operations and comprehensive loss. The significant unobservable inputs used in the fair value measurement of the derivative liability include probability of payment factors and the discount rate. Significant increases or decreases in any of those inputs would result in a significantly lower or higher fair value measurement. As our operations progress, we may need to update the probability of payment factors and the discount rate used. This could result in a material increase or decrease to the derivative liability. Refer to Note 5, Licensing Agreements, for additional information on the derivative liability.

The following table provides a summary of changes in our Level 3 fair value measurements:

($ in millions)
Balance as of January 1, 2021	$—
Recognition of derivative liability	3,369
Change in fair value recorded in earnings	3,261

Balance as of June 30, 2021	$6,630

4. Joint Venture

In March 2021, the Company entered into definitive transaction agreements with Alloy Therapeutics, Inc. (“Alloy”) and Voxall Therapeutics, LLC (“Voxall”), to finance and operate Voxall, a joint venture company formed in collaboration with Alloy to leverage the Company’s technology and Alloy’s ATX-Gx™ platform and antibody discovery services. Voxall granted to the Company and Alloy 50% of the voting membership units of Voxall in exchange for certain initial contributions. The Company’s initial contribution included $50,000 and a non-exclusive fully paid-up license to certain intellectual property owned or controlled by the Company and the execution of the services agreement to enable the collaboration with Voxall. Alloy’s initial contribution included $50,000 and the execution of the Alloy license agreement and the Alloy services agreement to enable the collaboration with Voxall. Voxall is governed by a board of directors consisting of an equal number of the Company’s representatives and Alloy’s representatives. The protective provisions under Voxall’s operating agreement require the approval of both the Company and Alloy before Voxall may take certain actions. Refer to the audited consolidated financial statements appearing elsewhere in this prospectus for additional information on the Voxall joint venture agreement.

The Company accounted for investment in Voxall under the equity method of accounting. The initial contribution was recorded as “Investment in equity method investment in joint venture”. Additionally, the Company has recognized $0.2 million in service fee income from a related party within other income for services provided to Voxall during the six months ended June 30, 2021, for which Voxall issued a promissory note to the Company.

Voxall has incurred losses since inception and the Company’s share in the losses of Voxall aggregated to $0.7 million as of June 30, 2021. The Company recognized its share of losses of Voxall only to the extent of the carrying value of its investment in Voxall and the promissory note issued by Voxall, which aggregated to $0.2 million as of June 30, 2021. The remaining unabsorbed loss will be offset against future income, if any. As the Company has no commitment to fund the losses of the equity method investment, the carrying value of the equity method investment has not been reduced below zero.

5. Licensing Agreements

The University of Chicago Agreement

In April 2020, the Company entered into a license agreement (the “University License Agreement”), as well as a sponsored research agreement, with the University of Chicago (the “University”). In partial consideration for the license from the University, the Company issued to the University 311,076 shares (48,919 shares post reverse stock split) of its Common Stock in 2020. The Company recorded the value of the shares issued of $3 thousand as research and development expenses during the year ended December 31, 2020. In addition, during 2020 and the six months ended June 30, 2021, the Company incurred costs of approximately $0.3 million and approximately $0.4 million, respectively, related to the University License Agreement, as well as the sponsored research agreement and other professional services involving the University. Refer to the audited consolidated financial statements appearing elsewhere in this prospectus for additional information on the University License Agreement.

The Company assessed the milestone and royalty events involving the University as of December 31, 2020 and June 30, 2021 and concluded no such payments were required.

Pfizer, Inc. Agreement

In December 2020, the Company entered into a license agreement (as amended, the “Pfizer License Agreement”) with Pfizer, Inc. (“Pfizer”). The Pfizer License Agreement became effective in March 2021. During the six months ended June 30, 2021, the Company incurred a combined $25.0 million, which was recorded as research and development expenses, consisting of an upfront fee equal to a cash payment of $5.0 million and the issuance of 12,152,145 shares of Series B Convertible Preferred Stock with a value of $20.0 million in 2021 to Pfizer. Refer to the audited consolidated financial statements appearing elsewhere in this prospectus for additional information on the Pfizer License Agreement.

The Company assessed the milestone, royalty and other events involving Pfizer as of June 30, 2021 and concluded no such payments were required.

LegoChem Biosciences, Inc. Agreements

In December 2020, the Company entered into a license agreement (the “LegoChem License Agreement”) and an opt-in, investment and additional consideration agreement (the “Opt-In Agreement”) with LegoChem Biosciences, Inc. (“LegoChem”). Pursuant to the LegoChem License Agreement, the Company paid $0.5 million in December 2020 and $9.0 million in March 2021 to LegoChem and is required to purchase certain initial quantities of licensed product from LegoChem for an estimated cost of $7.0 million. The Company recorded the $0.5 million upfront payment as research and development expenses during the year ended December 31, 2020. The Company recorded the $9.0 million payment as research and development expenses during the six months ended June 30, 2021. The Company assessed the legal obligations related to the manufacturing of the initial quantities of licensed product as of June 30, 2021 and determined no such payments were required. The Company assessed the milestones and royalties under the LegoChem License Agreement as of December 31, 2020 and June 30, 2021 and concluded no such payments were required.

In addition, as part of the Opt-in Agreement, the Company recorded $0.5 million in accrued expenses in the consolidated balance sheet and related research and development expenses for such license fee in December 2020. The Company settled the outstanding liability of $0.5 million through the issuance of 303,804 shares of Series B Convertible Preferred Stock as part of its Series B financing in March 2021. LegoChem exercised its option in December 2020 under the Opt-In Agreement and paid $8.0 million to the Company in April 2021, in exchange for the right to receive a milestone payment (the “Extra Milestone Payment”) of $9.6 million upon the earliest to occur of certain events, including the date of pricing or offer of the first public offering of its common stock or if the Company is the subject of a change in control transaction. The Company determined that the Extra Milestone Payment meets the definition and recognition condition of derivative under ASC 815, “Derivatives and Hedging” for which there was a binding contract and firm commitment. An initial derivative liability was recognized for $3.4 million with an offset to research and development expenses in January 2021. The derivative liability is re-measured at each reporting date, with changes recorded in “Other income (expense)” in the unaudited condensed consolidated statements of operations and comprehensive loss. As of June 30, 2021, the derivative liability for the Extra Milestone Payment was $6.6 million in the unaudited condensed consolidated balance sheet. The Company assessed the milestones and royalties under the Opt-In Agreement as of December 31, 2020 and June 30, 2021 and concluded no such payments were required.

6. Convertible Preferred Stock

Convertible preferred stock consisted of the following as of December 31, 2020 and June 30, 2021 (in thousands, except share and per share amounts):

December 31, 2020	Authorized Shares	Shares Issued and Outstanding	Liquidation Value	Carrying Value	Common Stock Issuable Upon Conversion (pre-reverse stock split)
Series A	22,724,926	22,724,925	$22,000	$21,942	22,724,925

June 30, 2021	Authorized Shares	Shares Issued and Outstanding	Liquidation Value	Carrying Value	Common Stock Issuable Upon Conversion (pre-reverse stock split)
Series A	22,724,926	22,724,925	$22,000	$21,942	22,724,925
Series B	104,812,248	104,812,248	$172,500	$172,081	104,812,248

Series A Convertible Preferred Stock

In June 2019, the Company entered into a securities purchase agreement (as amended, “Series A Agreement”) with certain investors to sell shares of Series A convertible preferred stock (“Series A”) at $0.9681 per share. In June and July 2019, the Company issued 22,724,925 shares of Series A to institutional investors at $0.9681 per share for gross cash proceeds of $22.0 million, less issuance costs of $0.1 million, resulting in net proceeds of $21.9 million. The Company effected a 1-for-6.359 reverse stock split in October 2021. Upon the initial public offering, 22,724,925 shares of Series A will be converted to 3,573,659 shares of common stock.

Series B Convertible Preferred Stock

On March 5, 2021, the Company entered into a securities purchase agreement (as amended, “Series B Agreement”) with certain investors to sell shares of Series B convertible preferred stock (“Series B”) at $1.6458 per share. In March 2021, the Company issued 92,356,299 shares of Series B to institutional investors at $1.6458 per share for gross cash proceeds of $152.0 million, less issuance costs of $0.4 million, resulting in net proceeds of $151.6 million. In addition, the Company granted 12,455,949 shares, or $20.5 million, of Series B convertible preferred stock through separate agreements with Pfizer, Inc. and LegoChem Biosciences Inc. The Company effected a 1-for-6.359 reverse stock split in October 2021. Upon the initial public offering, 104,812,248 shares of Series B will be converted to 16,482,486 shares of common stock.

Rights, Preferences, Privileges and Restrictions

Voting—Each preferred stockholder is entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible at the time of such vote. All preferred stockholders are entitled to vote on all matters upon which holders of common stock have the right to vote, other than matters that must by law be voted by class or series vote.

Dividends—The holders of preferred stock are entitled to receive dividends, when and if declared by the board of directors of the Company, prior and in preference to any dividend on the common stock of the

Company, in an amount equal to $0.9681 per share of Series A per annum, or $1.6458 per share of Series B annum, subject to adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. The dividends are non-cumulative, and no such dividends have been declared to date. After payment of dividends on the Series A and Series B, any additional dividends shall be distributed among all holders of common stock and preferred stock based on the number of shares of common stock that would be held by each such holder if all shares of preferred stock were converted to common stock.

Liquidation Preference—In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, or a deemed liquidation event of the Company (which includes certain mergers, acquisitions and asset transfers), the holders of preferred stock shall be entitled to receive on a pari passu basis, out of the assets or consideration available for distribution in connection with such event and before any payment will be made to the holders of common stock, an amount per share equal to the original issuance price of the preferred stock ($0.9681 per share for the Series A and $1.6458 per share for the Series B), plus any declared but unpaid dividends on such shares. The treatment of an event as a deemed liquidation event may be waived by the vote or written consent of the holders of at least 66% of the Series B (the “Requisite Preferred Holders”).

If the assets or consideration available for distribution to the stockholders are insufficient to pay the Series B and Series A liquidation amounts in full, then the holders of Series B and Series A shall share ratably in any distribution of the assets in proportion to the respective amounts which would otherwise be payable in respect of the shares of Series B and Series A held by them upon distribution if all amounts payable were paid in full.

After payment of the Series B and Series A liquidation amounts in full, all of the remaining assets of the Company available for distribution to the stockholders shall be distributed among the holders of the preferred stock and common stock, pro rata based on the number of shares held by each such holder on an as converted to common stock basis.

Conversion—Shares of preferred stock are convertible into common stock at the option of the holder at any time and without payment of any additional consideration. Each share of Series A is convertible into a number of fully paid shares of common stock as is determined by dividing the Series A original issuance price ($0.9681) by the Series A conversion price (initially equal to $0.9681). Each share of Series B is convertible into a number of fully paid shares of common stock as is determined by dividing the Series B original issuance price ($1.6458) by the Series B conversion price (initially equal to $1.6458). Further, the conversion rates of preferred stock are subject to adjustment based upon the occurrence of certain future events as defined in the Company’s certificate of incorporation. The Company effected a 1-for-6.359 reverse stock split in October 2021. Upon the initial public offering 127,537,173 shares of convertible preferred stock will convert to 20,056,145 shares of common stock.

Shares of preferred stock are automatically converted into shares of common stock at the earlier of (i) the closing of a firm-commitment underwritten public offering resulting in at least $85.0 million of gross proceeds in the aggregate to the Company, prior to deductions for underwriting discounts, commission and expenses or (ii) the date and time, or occurrence of an event, specified by a vote of the Series B and Series A Stockholders.

7. Common Stock

The Company is authorized to issue up to 167,000,000 shares of common stock, of which 2,177,956 and shares were issued at December 31, 2020 and June 30, 2021, respectively, and 1,289,342 and 1,519,007 shares were outstanding at December 31, 2020 and June 30, 2021, respectively.

Voting, dividend and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock.

Voting—Each holder of outstanding shares of common stock shall be entitled to one vote in respect of each share. The holders of outstanding shares of common stock, voting together as a single class, shall be entitled to elect one director. The number of authorized shares of common stock may be increased or decreased by the affirmative vote of a majority of the outstanding shares of common stock and preferred stock voting together as a single class.

Reserved Shares—As of June 30, 2021, the Company reserved the following shares of common stock for issuance upon conversion of the outstanding convertible preferred stock and exercise of stock options:

Series A convertible preferred stock	3,573,659
Series B convertible preferred stock	16,482,486
Unvested restricted stock options	658,947
Stock options available for issuance	789,214
Stock options outstanding	2,757,871

Total	24,262,177

8. Stock-Based Compensation

In 2019, the Company established the 2019 Plan, under which the Company grant options and restricted stock to its employees and certain non-employees. The maximum number of shares of common stock reserved for issuance under the 2019 Plan is 4,042,408 shares. There were 789,214 shares of common stock remaining and available for issuance under the 2019 Plan at June 30, 2021.

The Company may grant options to purchase authorized but unissued shares of the Company’s common stock. Options granted under the 2019 Plan include incentive stock options that can be granted only to the Company’s employees and non-statutory stock options that can be granted to the Company’s employees, consultants, advisors and directors. The 2019 Plan also permits the Company to issue restricted stock awards.

The exercise prices, vesting and other restrictions of the awards to be granted under the 2019 Plan are determined by the board of directors, except that no stock option may be issued with an exercise price less than the fair market value of the common stock at the date of the grant or have a term in excess of ten years. Options granted under the 2019 Plan are exercisable in whole or in part at any time subsequent to vesting.

Stock Options

The summary of stock option activity for the six months ended June 30, 2021 (in thousands, except share and per share amounts):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(Years)
Outstanding at January 1, 2021	220,383	$0.64	9.38	$348
Granted	2,537,489	$5.34

Outstanding at June 30, 2021	2,757,871	$4.96	9.68	$10,330

Options exercisable at June 30, 2021	837,935	$4.83	9.64	$3,245

The Company has recorded stock-based compensation expense related to stock options of $5 thousand and $3.0 million for the six months ended June 30, 2020 and 2021, respectively. The Company has an aggregate $6.2 million of gross unrecognized stock-based compensation expense as of June 30, 2021 remaining to be amortized over a weighted average period of 1.9 years.

The weighted average grant-date fair value of the options granted was $0.06 and $3.56 per share for the six months ended June 30, 2020 and 2021, respectively.

The following table provides the assumptions used in determining the fair value of option awards throughout the six months ended June 30, 2021:

	June 30, 2020	June 30, 2021
Expected volatility	82.8% – 86.8%	77.0%
Risk-free interest rate	0.56%	1.05% – 1.16%
Expected dividend yield	—	—
Expected term (in years)	5.570 – 6.08	6.02 – 6.08

Stock-based compensation expense related to stock options recorded in the unaudited condensed consolidated statements of operations for the six months ended June 30, is as follows (in thousands):

	Six Months Ended June 30,
	2020	2021
Research and development	$1	$1,010
General and administrative	4	1,987

Total	$5	$2,997

The Company has not recognized and does not expect to recognize in the near future, any tax benefit related to employee stock-based compensation expense as a result of the full valuation allowance related to its net deferred tax assets.

Restricted Stock Awards

The Company issued 994,650 shares of restricted common stock to the employee co-founders and certain non-employee consultants in 2019. The shares of restricted common stock were issued pursuant to standalone restricted stock purchase agreements that are independent of the 2019 Plan. The shares of restricted common stock carried a purchase price equivalent of $0.01 per share. The compensation cost was measured based on the fair value of the underlying common stock less the purchase price of the restricted common stock and the Company recognizes compensation costs over the requisite service period.

Under the terms of the restricted stock purchase agreements, the Company has a repurchase option whereby it has the right to repurchase any unvested shares upon termination at a price per share equal to the lesser of: (i) the fair market value of the Company’s common stock on the date of repurchase and (ii) the original purchase price. The shares of restricted common stock issued to the Company’s co-founders and non-employee consultants vest based on a predefined number of shares.

The Company recognized an associated deposit liability for restricted stock awards issued pursuant to standalone restricted stock purchase agreements upon issuance based on the purchase price of the awards as the unvested shares are subject to repurchase upon termination. As the awards of restricted stock vest, the Company reclassifies the deposit liability to additional paid-in capital.

The summary of restricted stock activity for the six months ended June 30, 2021:

Restricted Stock Number of Shares
Non-vested, January 1, 2021	888,612
Vested	(229,665)

Non-vested, June 30, 2021	658,947

The Company has recorded stock-based compensation expense related to the restricted stock of $13 thousand for the six months ended June 30, 2020 and June 2021.

9. Income Taxes

The Company’s effective tax rate from continuing operations was 0% for each of the six months ended June 30, 2020 and 2021. The Company recorded no income tax provision for the six months ended June 30, 2020 and 2021. The Company continues to maintain a full valuation allowance for its U.S. federal and state deferred tax assets.

The Company has not recorded any reserves for uncertain tax positions. The Company files corporate income tax returns in the United States, Illinois, Maryland and Massachusetts. All tax years since the date of incorporation remain open to examination by the major taxing jurisdictions (federal and state).

10. Net Loss per Common Share

Basic and diluted net loss per common share was calculated as follows (in thousands, except share and per share amounts):

	Six Months Ended June 30,
	2020	2021
Numerator:
Net loss	$(5,058)	$(44,971)

Denominator:
Weighted-average common shares outstanding, basic and diluted	923,910	1,411,428

Net loss per common share, basic and diluted	$(5.47)	$(31.86)

The Company’s potentially dilutive securities, which include convertible preferred stock, restricted stock, and stock options, have been excluded from the computation of diluted net loss per common share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same.

The Company excluded the following from the computation of diluted net loss per share attributable to common stockholders at June 30, 2020 and 2021 because including them would have had an anti-dilutive effect:

	June 30,
	2020	2021
Convertible Preferred Stock	3,573,659	20,056,145
Unvested Restricted Stock	661,112	658,947
Stock options outstanding	604,873	2,757,871
Stock options available for issuance	146,401	789,214

Total	4,986,045	24,262,177

11. Related Parties

For the year ended December 31, 2020 and the six months ended June 30, 2021, the Company appointed directors to its Board who are also employees of significant investors in the Company’s 2019 Series A and 2021 Series B financings.

In 2020, the Company entered into agreements with several Scientific Advisory Board (“SAB”) members and paid them monthly amounts, ranging from $2,500 to $5,000 per month. No board member was paid more than $0.1 million individually in either 2020 or the six months ended June 30, 2021 and, in the aggregate, all board members were paid less than $0.4 million for both periods combined.

In 2020, the Company entered into the University License Agreement, as well as a sponsored research agreement, with the University, which had previously purchased 309,885 shares of the Company’s Series A Preferred Stock as part of the Company’s 2019 Series A Financing. In partial consideration for the license from the University, the Company issued to the University 311,076 shares (48,919 shares post reverse stock split) of its Common Stock in 2020. Refer to Note 5 of the unaudited condensed consolidated financial statements.

In 2020, the Company entered into the Pfizer License Agreement. As the effective date of the Pfizer License Agreement was in March 2021 and as the Company did not incur any obligations under the contract as of December 31, 2020, there were no amounts recorded in research and development expenses for the year ended December 31, 2020. During the six months ended June 30, 2021, the Company incurred a combined $25.0 million, consisting of an upfront fee equal to a cash payment of $5.0 million and the issuance of 12,152,145 shares of Series B Convertible Preferred Stock with a value of $20.0 million in 2021 to Pfizer. Refer to Note 5 of the unaudited condensed consolidated financial statements.

In 2020, the Company entered into the LegoChem License Agreement and the Opt-In Agreement with LegoChem. Pursuant to the LegoChem License Agreement, the Company paid $0.5 million in 2020 and $9.0 million in 2021 to LegoChem. The Company settled the outstanding liability of $0.5 million through the issuance of 303,804 shares Series B Convertible Preferred Stock as part of its Series B financing in March 2021. LegoChem exercised its option in December 2020 under the Opt-In Agreement and paid $8.0 million to the Company in April 2021, in exchange for the right to receive a milestone payment of $9.6 million upon the earliest to occur of the certain events, including the date of pricing or offer of the first public offering of its common stock or if the Company is the subject of a change of control transaction. Refer to Note 5 of the unaudited condensed consolidated financial statements.

12. Commitments and Contingencies

Commitments

In the normal course of business, the Company enters into agreements with CROs, research programs and with vendors for nonclinical studies, manufacturing and other services and products for operating purposes, which agreements are generally cancellable by the Company at any time, subject to payment of remaining obligations under binding purchase orders and, in certain cases, nominal early-termination fees. These commitments are not deemed significant.

Contingencies

In March 2020, COVID-19 disease was declared a pandemic by the World Health Organization. The COVID-19 pandemic is disrupting supply chains and affecting production and sales across a range of industries. Currently, the Company has not suffered significant adverse consequences as a result of the COVID-19 pandemic, but the extent of the impact of COVID-19 on the Company’s future operational and financial performance will depend on certain developments, including the duration and spread of the pandemic, including its variants, impact on employees and vendors all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the Company’s future financial condition or results of operations is uncertain.

Operating Leases

As of June 30, 2021, the Company had three operating leases, where the Company is the lessee or sublessee, for office and laboratory space. Lease terms are through 2022. The Company had no finance leases as of June 30, 2021.

The Company’s rent expense was $0.3 million and $0.4 million for the six months ended June 30, 2020 and June 30, 2021.

Maturities of lease liabilities as of June 30, 2021 were as follows (in thousands):

Year Ending December 31,
2021 (remaining six months)	$333
2022	168

Total lease payments	501

Less: amount representing imputed interest	(20)

Total future minimum lease obligations	$481

Legal Proceedings

The Company is not currently subject to any material legal proceedings.

13. Subsequent Events

The Company has evaluated subsequent events through October 4, 2021, the date these unaudited condensed consolidated financial statements were available to be issued. Except as described below, the Company has concluded that no subsequent event has occurred that requires disclosure.

(a) 2021 Equity Incentive Plan

On September 27, 2021, the Company’s board of directors and stockholders approved the 2021 Equity Incentive Plan (the “2021 Plan”), which will become effective on the date immediately preceding the date on which the Company’s registration statement will be declared effective by the SEC. The 2021 Plan will replace the 2019 Plan (see Note 8) as the Company’s board of directors has determined not to make additional awards under the 2019 Plan following the closing of the Company’s initial public offering. However, the 2019 Plan will continue to govern outstanding equity awards granted under the plan. The 2021 Plan allows the Company to make equity-based and cash-based incentive awards to its officers, employees, directors and consultants. The Company has initially reserved 3,852,807 shares of its common stock for the issuance of awards under the 2021 Plan.

(b) 2021 Employee Stock Purchase Plan

On September 27, 2021, the Company’s board of directors and stockholders approved the 2021 Employee Stock Purchase Plan (the “2021 ESPP”), which will become effective on the date immediately preceding the date on which the Company’s registration statement will be declared effective by the SEC. The 2021 ESPP initially reserves and authorizes the issuance of up to a total of 424,595 shares of common stock to participating employees.

(c) Lease Agreement

On September 29, 2021, the Company entered into a lease agreement for an office and laboratory space in Boston, Massachusetts. The lease will expire on December 31, 2032 and have scheduled rent increases each year of 3%. There is an additional five-year option to extend the lease beyond December 31, 2032. The future undiscounted operating lease payments (base rent) under the lease agreement is $33.8 million over an initial lease period of approximately ten years.

(d) Reverse Stock Split

On October 1, 2021, the Company’s board of directors approved and effected a 1-for-6.359 reverse stock split of its issued and outstanding common stock and stock option awards. All issued and outstanding shares of common stock, stock option awards and per share data have been adjusted in these unaudited condensed consolidated financial statements, on a retrospective basis, to reflect the reverse stock split for all periods presented. The par value of the common stock and preferred stock was not adjusted as a result of the reverse stock split. The number of authorized shares has not changed as the Company plans to file an amended and restated certificate of incorporation upon the consummation of the initial public offering.

The shares of common stock underlying outstanding stock options and other equity instruments were proportionately reduced and the respective exercise prices, if applicable, were proportionately increased in accordance with the terms of the agreements governing such securities. Upon the initial public offering, the shares of Series A and Series B Convertible Preferred Stock will convert into shares of common stock at a rate of 1-for-6.359 per share of preferred stock. Stockholders entitled to fractional shares as a result of the reverse stock split will receive a cash payment in lieu of receiving fractional shares.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Pyxis Oncology, Inc.

Opinion on the Consolidated financial statements

We have audited the accompanying consolidated balance sheets of Pyxis Oncology, Inc. (the Company) as of December 31, 2020 and 2019, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows for the years then ended, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2021.

Boston, Massachusetts

June 21, 2021, except for Note 15(f) as to which the date is October 4, 2021

PYXIS ONCOLOGY, INC.

Consolidated Balance Sheets

(In thousands, except share and per share amounts)

	December 31,
	2019	2020
Assets
Current assets:
Cash and cash equivalents	$19,690	$8,080
Prepaid expenses and other current assets	11	23

Total current assets	19,701	8,103
Property and equipment, net	62	1,103
Operating lease right-of-use assets	14	836
Other assets, noncurrent	30	109

Total assets	$19,807	$10,151

Liabilities, Convertible Preferred Stock and Stockholders’ Deficit
Current liabilities:
Accounts payable	$491	$1,077
Accrued expenses and other current liabilities	233	1,997
Current portion of operating lease liabilities	9	615

Total current liabilities	733	3,689

Operating lease liabilities, net current portion	6	165

Total liabilities	739	3,854

Commitments and contingencies (Note 7)
Series A Convertible Preferred Stock, $0.001 par value per share; 22,724,926 shares authorized, 22,724,925 issued and outstanding as of December 31, 2019 and 2020, liquidation value of $22,000 as of December 31, 2019 and 2020	21,942	21,942
Stockholders’ deficit:
Common stock, $0.001 par value per share; 40,300,000 shares authorized; 1,643,335 and 2,177,956 shares issued at December 31, 2019 and 2020, respectively and 828,356 and 1,289,342 shares outstanding at December 31, 2019 and 2020, respectively	1	1
Additional paid-in capital	40	97
Accumulated deficit	(2,915)	(15,743)

Total stockholders’ deficit	(2,874)	(15,645)

Total liabilities, convertible preferred stock and stockholders’ deficit	$19,807	$10,151

The accompanying notes are an integral part of these consolidated financial statements.

PYXIS ONCOLOGY, INC.

Consolidated Statements of Operations and Comprehensive Loss

(In thousands, except share and per share amounts)

	Year Ended December 31,
	2019	2020
Operating expenses:
Research and development	$1,224	$9,048
General and administrative	1,655	3,846

Total operating expenses	2,879	12,894

Loss from operations	(2,879)	(12,894)
Other income:
Interest income	107	66

Total other income	107	66

Net loss and comprehensive loss	$(2,772)	$(12,828)

Net loss per share, basic and diluted	$(4.13)	$(12.45)

Weighted average shares of common stock outstanding, basic and diluted	671,785	1,030,556

The accompanying notes are an integral part of these consolidated financial statements.

PYXIS ONCOLOGY, INC.

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(In thousands, except share amounts)

	Series A Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at January 1, 2019	—	$—	313,520	$—	$7	$(143)	$(136)
Issuance of Series A convertible preferred stock, net of issuance costs of $58	22,724,925	21,942	—	—	—	—	—
Vesting of restricted common stock	—	—	514,836	1	5	—	6
Stock-based compensation expense	—	—	—	—	28	—	28
Net loss	—	—	—	—	—	(2,772)	(2,772)

Balance at December 31, 2019	22,724,925	$21,942	828,356	$1	$40	$(2,915)	$(2,874)

Issuance of common stock	—	—	49,061	—	3	—	3
Vesting of restricted common stock	—	—	411,925	—	10	—	10
Stock-based compensation expense	—	—	—	—	44	—	44
Net loss	—	—	—	—	—	(12,828)	(12,828)

Balance at December 31, 2020	22,724,925	$21,942	1,289,342	$1	$97	$(15,743)	$(15,645)

The accompanying notes are an integral part of these consolidated financial statements.

PYXIS ONCOLOGY, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,
	2019	2020
Operating activities
Net loss	$(2,772)	$(12,828)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	—	469
Stock-based compensation expense	28	44
Non-cash lease expense	—	(56)
Changes in operating assets and liabilities:
Prepaid and other current assets	(11)	(13)
Accounts payable	292	558
Accrued expenses	224	1,742

Net cash used in operating activities	(2,239)	(10,084)

Investing activities
Purchase of property and equipment	—	(1,483)

Net cash used in investing activities	—	(1,483)

Financing activities
Proceeds from issuance of Series A Convertible Preferred Stock, net of issuance costs	21,942	—
Proceeds from issuance of common stock	—	3
Proceeds from issuance of restricted stock	13	32

Net cash provided by financing activities	21,955	35

Net increase (decrease) in cash, cash equivalents, and restricted cash	19,716	(11,532)
Cash, cash equivalents and restricted cash at beginning of year	4	19,720

Cash, cash equivalents and restricted cash at end of year	$19,720	$8,188

Supplemental schedule of noncash investing and financing activities:
Purchases of property and equipment in accounts payable and accrued expenses	$62	$28
Reconciliation of cash, cash equivalents and restricted cash:
Cash and cash equivalents	$19,690	$8,080
Restricted cash	30	108

Total cash, cash equivalents and restricted cash shown in the statement of cash flows	$19,720	$8,188

The accompanying notes are an integral part of these consolidated financial statements.

PYXIS ONCOLOGY, INC.

Notes to Consolidated Financial Statements

1. Nature of Business and Basis of Presentation

Nature of Business

Pyxis Oncology, Inc. (the “Company”), a Delaware corporation, was founded in June 2018 and launched its operations on July 2019. The Company is a preclinical oncology company focused on developing an arsenal of next-generation therapeutics to target difficult-to-treat cancers and improve quality of life for patients. The Company develops its product candidates with the objective to directly kill tumor cells, and to address the underlying pathologies created by cancer that enable its uncontrollable proliferation and immune evasion. Since the Company’s launch in 2019, the Company has developed a broad portfolio of novel antibody drug conjugate, or ADC, product candidates and monoclonal antibody, or mAb, preclinical discovery programs that the Company is developing as monotherapies and in combination with other therapies.

The Company is subject to risks common to companies in the therapeutic industry, including, but not limited to, risks related to the successful development and commercialization of product candidates, fluctuations in operating results and financial risks, the ability to successfully raise additional funds when needed, protection of proprietary rights and patent risks, patent litigation, compliance with government regulations, dependence on key personnel and prospective collaborative partners, and competition from competing products in the marketplace.

The Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about its ability to continue as a going concern within one year after the date the consolidated financial statements are issued. As of December 31, 2020, the Company had an accumulated deficit of $15.7 million. The Company has incurred losses and negative cash flows from operations since inception, including net losses of $2.8 million and $12.8 million for the years ended December 31, 2019 and 2020, respectively. The Company expects that its operating losses and negative cash flows will continue for the foreseeable future as the Company continues to expand its research and development programs and develop its product candidates. The Company currently expects that its cash and cash equivalents of $8.1 million as of December 31, 2020 along with the net proceeds received in connection with the Company’s issuance of Series B Convertible Preferred Stock of approximately $151.6 million, which closed on March 5, 2021 will be sufficient to fund its operating expenses and capital requirements through at least twelve months from the date these consolidated financial statements are issued, and therefore substantial doubt does not exist about the Company’s ability to continue as a going concern. Additional funding will be necessary to fund future clinical and preclinical activities.

In the event the Company does or does not complete an initial public offering, the Company may pursue additional funding through private equity financings, debt financings, collaborations, strategic alliances and marketing, distribution or licensing arrangements. Although the Company has been successful in raising capital in the past, there is no assurance that the Company will be successful in obtaining such additional financing on terms acceptable to the Company, if at all, and the Company may not be able to enter into collaborations or other arrangements. If the Company is unable to obtain funding, the Company could be forced to delay, reduce or eliminate its research and development programs, which could adversely affect its business prospects and its ability to continue operations.

Basis of Presentation

The accompanying consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Updates (“ASU”) of the Financial Accounting Standards Board (“FASB”).

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, expense, and related disclosures. The Company bases estimates and assumptions on historical experience when available and on various factors that it believes to be reasonable under the circumstances. The Company evaluates its estimates and assumptions on an ongoing basis. Estimates relied upon in preparing these consolidated financial statements relate to, but are not limited to, the fair value of common stock, stock-based compensation expense, accrued expenses, lease accounting, and the recoverability of the Company’s net deferred tax assets and related valuation allowance. Actual results may differ from these estimates under different assumptions or conditions.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of 90 days or less to be cash equivalents. Cash equivalents consist primarily of money market funds at December 31, 2019 and 2020.

Concentration of Credit Risks

Financial instruments that subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents. The Company’s cash and cash equivalents are held at an accredited financial institution and the Company has not experienced any losses in such accounts. The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company believes it is not exposed to any significant risk in cash and cash equivalents.

Fair Value of Financial Instruments

Fair value is defined as the price received to sell an investment in a timely transaction or pay to transfer a liability in a timely transaction with an independent buyer in the principal market, or in the absence of a principal market, the most advantageous market for the investment or liability. A framework is used for measuring fair value utilizing a three-tier hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are as follows:

Level 1—Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2—Quoted prices in markets that are not considered to be active or financial instrument valuations for which all significant inputs are observable, either directly or indirectly; and

Level 3—Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Financial instruments are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement. The assessment of the significance of a particular input to the fair value measurement requires judgment and considers factors specific to the investment. To the extent that the valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3.

Segment information

The Company manages its operations as a single operating segment for the purposes of assessing performance and making operating decisions.

Comprehensive Loss

There were no differences between net loss and comprehensive loss presented in the consolidated statements of operations for 2019 and 2020.

Property and Equipment, net

Property and equipment are recorded at cost less accumulated depreciation. Depreciation expense is recognized using the straight-line method over the estimated useful lives of the related assets as follows:

Estimated Useful Life (Years)
Laboratory equipment	3
Furniture and office equipment	3
Leasehold improvements	Shorter of remaining life of lease or useful life

Depreciation expense is included in research and development and general and administrative expenses. Major additions and upgrades are capitalized; maintenance and repairs, which do not improve or extend the life of the respective assets, are expensed as incurred. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in income (loss) from operations.

Impairment of Long-Lived Assets

The Company evaluates the long-lived assets, which consist of property and equipment and operating lease right-of-use assets, for impairment at least annually and whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. Management then determines whether the remaining useful life continues to be appropriate, or whether there has been an impairment of long-lived assets based primarily upon whether expected future undiscounted cash flows are sufficient to support the assets’ recovery. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. The Company recognized no impairment losses for the years ended December 31, 2019 and 2020.

Leases

Operating lease right-of-use assets are initially measured at cost, which comprises the initial amount of the lease liability adjusted for lease payments made at or before the lease commencement date, plus any initial direct costs incurred less any lease incentives received. Operating lease right-of-use assets are subsequently measured throughout the lease term at the carrying amount of the lease liability, plus initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received. Lease expense for lease payments is recognized on a straight-line basis over the lease term. Operating lease liabilities are initially measured at the present value of the unpaid lease payments at the lease commencement date. The Company had no finance leases as of December 31, 2019 and 2020.

Judgments used in applying ASU No. 2016-02, “Leases” (“ASC 842”) include determining: i) whether a contract is, or contains, a lease; ii) the discount rate to be used to discount the unpaid lease payments to present value; iii) the lease term; and iv) the lease payments. The Company determine if a contract is, or contains, a lease at contract inception. A lease exists when a contract conveys to the customer the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. The definition of a lease embodies two conditions: 1) there is an identified asset in the contract that is land or a depreciable asset (i.e., property, plant, and equipment); and 2) the customer has the right to control the use of the identified asset. ASC 842 requires a lessee to discount its unpaid lease payments using the interest rate implicit in the lease or, if that rate cannot be readily determined, an incremental borrowing rate, which reflects the fixed rate at which the Company could borrow, on a collateralized basis, the amount of the lease payments in the same currency, for a similar term, and in a similar environment. As all of the Company’s operating leases do not provide an implicit rate, the Company uses an incremental borrowing rate based on the information available at commencement date in determining the present value of lease payments. The lease term for the operating leases includes the noncancellable period of the lease plus any additional periods covered by either a lessee option to extend (or not to terminate) the lease that the lessee is reasonably certain to exercise, or an option to extend (or not to terminate) the lease controlled by the lessor. Lease payments included in the measurement of the operating lease right-of-use assets and lease liabilities are comprised of fixed payments (including in-substance fixed payments), variable payments that depend on an index or rate, and the exercise price of a lessee option to purchase the underlying asset if the lessee is reasonably certain to exercise. Variable components of lease expense are excluded from lease payments and are recognized in the period incurred.

The Company has elected to adopt the practical expedient for the combination of lease and non-lease components. This practical expedient was applied consistently to all leases.

The Company has elected not to recognize operating lease right-of-use assets and operating lease liabilities for short-term leases (a lease with an initial lease term of 12 months or less) on the consolidated balance sheets. The Company recognizes the lease payments associated with short-term leases as an expense over the lease term.

Patent Costs

Costs to secure and maintain patents covering the Company’s technology and product candidates are expensed as incurred and are classified as general and administrative expenses in the consolidated statements of operations.

Research and Development Expenses

The Company expenses research and development expenses as incurred. The Company’s research and development expenses consist primarily of costs incurred in performing research and development activities, including personnel-related expenses such as salaries, stock-based compensation and benefits, facilities costs, depreciation and external costs of outside vendors engaged to conduct preclinical development activities. The Company accrues expenses related to development activities performed by third parties based on an evaluation of services received and efforts expended pursuant to the terms of the contractual arrangements. Payments under some of these contracts depend on preclinical trial milestones. There may be instances in which payments made to the Company’s vendors will exceed the level of services provided and result in a prepayment of expenses. In accruing service fees, the Company estimates the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust the accrual or prepaid expense accordingly.

Stock-Based Compensation

At December 31, 2019 and 2020, the Company had one stock-based compensation plan, the 2019 Equity Incentive Plan, or the 2019 Plan, which is more fully described in Note 11.

For awards issued under the 2019 Plan stock options and restricted stock awards and standalone restricted stock purchase agreements, the fair value of each award is estimated on the date of grant. For restricted stock awards issued pursuant to standalone restricted stock purchase agreements, the fair value of each award was estimated based on the estimated fair value of the Company’s common stock, less the amount paid by the grantee. The Company recognized compensation expense and an associated deposit liability for restricted stock awards issued pursuant to standalone restricted stock purchase agreements upon issuance based on the aggregate grant date fair value due to previous instances of the Company repurchasing unvested shares of restricted stock upon termination and the associated non-substantive service condition. As the awards of restricted stock vest, the Company reclassifies the deposit liability to additional paid-in capital.

The Company recognizes forfeitures related to stock-based compensation awards as they occur and reverses any previously recognized compensation cost associated with forfeited awards in the period the forfeiture occurs.

The Company classifies stock-based compensation expense in the statement of operations in the same manner in which the award recipients’ payroll costs are classified or in which the award recipients’ service payments are classified.

The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model (“Black-Scholes”). The following summarizes the inputs used:

Expected Volatility—The Company lacks company-specific historical and implied volatility information. Therefore, the Company estimates the expected stock volatility based on the historical volatility of a publicly traded set of peer companies and expects to continue to do so until the Company has adequate historical data regarding the volatility of the Company’s traded stock price.

Expected Term—The Company uses the simplified method described in the SEC’s Staff Accounting Bulletin No. 107, Share-Based Payment (“SAB 107”), to determine the expected life of the option grants.

Risk-Free Interest Rate—The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

Dividends—Expected dividend yield is zero because the Company has not paid cash dividends on shares of common stock and does not expect to pay any cash dividends in the foreseeable future.

Grant Date Fair Value—The grant date fair value utilized in Black-Scholes is determined by the board of directors with the assistance of management. The grant date fair value of the shares of common stock is determined using valuation methodologies which utilize certain assumptions including probability weighting of events, volatility, time to liquidation, a risk-free interest rate and an assumption for a discount for lack of marketability. In determining the fair value of the shares of common stock, the methodologies used to estimate the enterprise value were performed using methodologies, approaches, and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

Income Taxes

The Company accounts for income taxes in accordance with FASB ASC 740, Income Taxes (“ASC 740”). ASC 740 requires the use of the asset and liability method of accounting for income taxes. The current or deferred tax consequences of a transaction are measured by applying the provisions of enacted tax laws to determine the amount of taxes payable currently or in future years. Deferred tax assets and liabilities are determined based on the difference between the consolidated financial statements and tax basis of assets and liabilities and expected future tax consequences of events that have been included in the consolidated financial statements or tax returns using enacted tax rates in effect for the year in which the differences are expected to reverse. Under this method, a valuation allowance is used to offset deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets may not be realized. Management annually evaluates the recoverability of deferred taxes and the adequacy of the valuation allowance (see Note 12).

The Company follows the provisions of ASC 740 relative to accounting for uncertain tax positions. These provisions provide guidance on the recognition, de-recognition and measurement of potential tax benefits associated with tax positions.

Classification and Accretion of Convertible Preferred Stock

Classification of the Company’s convertible preferred stock is being treated as mezzanine financing and not as part of stockholders’ equity (deficit) because the holders of such shares have liquidation rights in the event of a deemed liquidation that, in certain situations, are not solely within the control of the Company and would require the redemption of the then-outstanding convertible preferred stock. The convertible preferred stock is not redeemable, except in the event of certain deemed liquidation events enumerated in the Company’s certificate of incorporation. Because the occurrence of a deemed liquidation event is not currently probable, the carrying values of the convertible preferred stock are not being accreted to their redemption values. Subsequent adjustments to the carrying values of the convertible preferred stock would be made only when a deemed liquidation event becomes probable.

Net Loss per Share

The Company follows the two-class method when computing net income (loss) per share as the Company has issued shares that meet the definition of participating securities. The two-class method determines net income (loss) per share for each class of common and participating securities according to dividends declared or accumulated and participation rights in undistributed earnings. The two-class method requires income (loss) available to common stockholders for the period to be allocated between common stock and participating securities based upon their respective rights to share in the earnings as if all income (loss) for the period had been distributed.

Basic net income (loss) per share attributable to common stockholders is computed by dividing net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period. Diluted net income (loss) per share attributable to common stockholders is computed by dividing the diluted net income (loss) attributable to common stockholders by the weighted average number of common shares outstanding for the period, including potential dilutive common shares.

The Company’s participating securities contractually entitle the holders of such shares to participate in dividends but do not contractually require the holders of such shares to participate in losses of the Company. Accordingly, in periods in which the Company reports a net loss, such losses are not allocated to such participating securities. In periods in which the Company reports a net loss attributable to common stockholders, diluted net loss per share attributable to common stockholders is the same as basic net loss per share attributable to common stockholders, since dilutive common shares are not assumed to have been issued if their effect is anti-dilutive. As the Company reported a net loss attributable to common stockholders for the years ended December 31, 2019 and 2020, diluted net loss per share attributable to common stockholders was the same as basic net loss per share attributable to common stockholders, since dilutive common shares were not assumed to have been issued as their effect was anti-dilutive.

Recently Adopted Accounting Pronouncements

The Jumpstart Our Business Startups Act of 2012 permits an emerging growth company to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies until those standards would otherwise apply to private companies. As an emerging growth company, the Company has elected to take advantage of this extended transition period.

In February 2016, the FASB issued guidance on the accounting for leases, Accounting Standards Codification (“ASC”) Topic 842 (“ASC 842”). This guidance requires lessees to recognize lease assets and lease liabilities on the balance sheet and to expand disclosures about leasing arrangements, both qualitative and quantitative. In terms of transition, the guidance requires adoption based upon a modified retrospective approach. This guidance was effective for public business entities for fiscal years beginning after December 15, 2018, and interim periods within those fiscal years. Early adoption was permitted. We adopted this guidance as of January 1, 2019. Please refer to Note 7, Commitments and Contingencies, for additional information.

In August 2016, the FASB issued ASU No. 2016-15, Classification of Certain Cash Receipts and Cash Payments, to address how certain cash receipts and cash payments are presented and classified in the statement of cash flows in an effort to reduce existing diversity in practice. The standard includes eight specific cash flow issues and provides guidance on the appropriate cash flow presentation for each. The new standard was effective for the Company on January 1, 2019 using a retrospective transition method. The adoption of this standard did not have a material impact on the Company’s financial position or results of operations for the years ended December 31, 2019 and 2020.

In August 2018, the FASB issued ASU No. 2018-13, Disclosure Framework—Changes to the Disclosure Requirements for Fair Value Measurement. The new standard modifies the disclosure requirements on fair value measurements in Topic 820, including removals of existing disclosures, modifications of existing disclosures, and additions of new disclosures. Certain amendments on changes in unrealized gains and losses, the range and weighted average of significant unobservable inputs used to develop Level 3 fair values measurements, and the narrative description of measurement uncertainty should be applied prospectively for only the most recent interim period presented in the initial fiscal year of adoption. All other amendments should be applied retrospectively to all periods presented upon their effective date. Early adoption is permitted for any removed or modified disclosure. The new standard was effective for the Company on January 1, 2020, and did not have a material impact on its financial disclosures.

3. Fair Value Measurements

The following tables present the financial instruments carried at fair value on a recurring basis as of December 31, 2019 and 2020, respectively, in accordance with the FASB ASC 820 hierarchy (in thousands):

	Fair Value Measurements at December 31, 2019
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$18,637	$—	$—	$18,637

	Fair Value Measurements at December 31, 2020
	Level 1	Level 2	Level 3	Total
Assets
Cash equivalents	$6,996	$—	$—	$6,996

The Company’s cash equivalents represent deposits in a short-term United States Treasury money market fund quoted in an active market and classified as a Level 1 asset. There were no assets or liabilities measured at fair value on a nonrecurring basis at December 31, 2019 and 2020. There were no transfers between Level 1 and Level 2 of the fair value hierarchy during the years ended December 31, 2019 and 2020.

4. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	December 31,
	2019	2020
Insurance	$11	$8
Other	—	15

Total Prepaid expenses and other current assets	$11	$23

5. Property and Equipment, Net

Property and equipment, net, consisted of the following (in thousands):

	December 31,
	2019	2020
Laboratory equipment	$62	$1,264
Leasehold improvements	—	213
Furniture and office equipment	—	95

	62	1,572
Less: accumulated depreciation and amortization	—	(469)

Total Property and equipment, net	$62	$1,103

Depreciation and amortization expense for the years ended December 31, 2019 and 2020 was $0.0 million and $0.5 million, respectively.

6. Accrued Expenses and Other Current Liabilities

Accrued expenses consisted of the following (in thousands):

	December 31,
	2019	2020
Employee compensation and benefits	$107	$1,002
External research and development expenses	8	712
Professional fees	—	167
Accrued taxes	109	64
Other	9	52

Total Accrued expenses and other current liabilities	$233	$1,997

7. Commitments and Contingencies

Operating Leases

On January 1, 2019, of the Company adopted ASC 842. As Company had not entered into any leases as of January 1, 2019, the adoption of ASC 842 had no impact on the consolidated balance sheet. As of December 31, 2019 and 2020, the Company had three operating leases, where the Company is the lessee or sublessee, for office and laboratory space. Lease terms are through 2022. The Company had no finance leases as of December 31, 2019 and 2020.

The components of lease expense were as follows (in thousands):

	Year Ended December 31,
	2019	2020
Lease cost
Operating lease cost	$4	$497
Short-term lease cost	128	146
Variable lease cost(1)	—	70

Total lease cost	$132	$713

Other information
Operating lease right-of-use obtained in exchange for new operating lease liabilities	$18	$1,186
Cash paid for amounts included in the measurement of lease liabilities, included in operating cash flows	$3	$484
Weighted-average remaining lease term	1.58	1.25
Weighted-average discount rate	7.00%	9.98%

(1)	Variable lease cost includes common area maintenance charges

Maturities of lease liabilities as of December 31, 2020 were as follows (in thousands):

Year Ending December 31,
2021	663
2022	168

Total lease payments	831

Less: amount representing imputed interest	(51)

Total future minimum lease obligations	$780

Legal Proceedings

The Company is not currently subject to any material legal proceedings.

Guarantees and Indemnifications

The Company’s certificate of incorporation requires the Company to indemnify and advance expenses to its officers and directors and agents to the fullest extent permitted by law. Under the Company’s operating leases, the Company is required to indemnify the lessor against claims, actions, or damages incurred in connection with, among other items, the Company’s occupancy and use of the premises.

The Company’s equity agreements and certain other arrangements include standard indemnifications against claims, actions, or other matters that may arise in connection with these arrangements.

As of December 31, 2019, and 2020, the Company had not experienced any losses related to these indemnification obligations, and no claims with respect thereto were outstanding. The Company does not expect significant claims related to these indemnification obligations and has no amount accrued related to these contingencies.

8. Licensing Agreements

The University of Chicago Agreement

In April 2020, the Company entered into a license agreement (the “University License Agreement”) with the University of Chicago (the “University”) to obtain an exclusive license under certain patents resulting from research performed, in-part, by the Company’s scientific founder, as well as a non-exclusive license to certain know-how and materials relating thereto. Under the terms of the license, the Company has the global right to develop and commercialize products that are covered by a valid claim of a licensed patent, incorporate or use the licensed know-how and materials or are known to assess, modulate or utilize the activity of certain specified biological targets. The Company determined that substantially all of the fair value of the University License Agreement was attributable to in-process research and development and no substantive processes were acquired that would constitute a business. The Company concluded that it did not have any alternative future use for the acquired in-process research and development associated with the agreement and that it will record payments made under the agreement as research and development expenses in the consolidated statements of operations.

In partial consideration for the license from the University, the Company issued to the University 311,076 shares (48,919 shares post reverse stock split) of its Common Stock in 2020. The Company recorded the value of the shares issued of $3 thousand as research and development expenses in the year ended December 31, 2020. Pursuant to the University License Agreement, the Company is obligated to pay to the University an annual maintenance fee of $10,000 commencing on the third anniversary of the effective date, potential development and commercial milestones of up to $7.7 million as well as running royalties on net sales of licensed products at varying rates ranging from less than a percent to the low single digits, subject to a minimum annual royalty of up to $3.0 million during certain years following the effective date. The Company’s royalty obligations apply on a licensed product-by-licensed product and country-by-country basis until: (1) for licensed products covered by a valid claim of a licensed patent in a given country, the expiration of such valid claims; and (2) for all other licensed products, ten (10) years from the first commercial sale of a licensed product in a given country. The Company is also obligated to pay the University a percentage of certain sublicensing revenue ranging from low- to mid-teens based on the date of entering into the applicable sublicense. The Company assessed the milestone and royalty events at December 31, 2020 and concluded that no such payments were required.

Pfizer, Inc. Agreement

In December 2020, the Company entered into a license agreement (as amended, the “Pfizer License Agreement”) with Pfizer, Inc. (“Pfizer”) for worldwide development and commercialization rights to antibody drug conjugate (ADC) product candidates directed to certain licensed targets, including PYX-201 and PYX-203, and products containing the ADC product candidates. The Pfizer License Agreement became effective for the Company in March 2021. The Company’s rights are exclusive with respect to certain patents owned or controlled by Pfizer covering the licensed ADCs. Pfizer has also granted the Company a non-exclusive license to use Pfizer’s ADC technology platform to develop and commercialize the licensed ADCs and licensed products. The initial licensed targets include CD123 and extra domain B (EBD of fibronectin) and the Company has the option to expand the scope of its license to add additional licensed targets that have not been licensed to a third party or are not the subject of a Pfizer ADC development program. In March 2021, the Company entered into an amendment to the Pfizer License Agreement to include additional know-how within the scope of its license. The Company determined that substantially all of the fair value of the Pfizer License Agreement was attributable to in-process research and development and no substantive processes were acquired that would constitute a business. The Company concluded that it did not have any alternative future use for the acquired in-process research and development associated with the agreements and that it will record payments made under the License Agreement as research and development expenses in the consolidated statements of operations.

Pursuant to the Pfizer License Agreement, the Company paid a combined $25.0 million, consisting of an upfront fee equal to a cash payment of $5.0 million and the issuance of 12,152,145 shares of Series B Convertible Preferred Stock with a value of $20.0 million in 2021 to Pfizer, and is obligated to pay future contingent payments and royalties, including up to an aggregate of $660 million in milestones for the first four licensed ADCs. Additional ADC targets may be licensed for a nominal upfront and milestones. Additionally, if products are launched, the Company will pay Pfizer tiered royalties on net sales of licensed products in varying royalty rates ranging from low single digits to mid-teens. As the effective date of the Pfizer License Agreement was in March 2021 and as the Company did not incur any obligations under the contract as of December 31, 2020, there were no amounts recorded in research and development expenses for the year ended December 31, 2020. The Company’s royalty obligations apply on a licensed product-by-licensed product and country-by-country basis from first commercial sale until the latest to occur of: (1) 12 years from first commercial sale; (2) the expiration of all regulatory or data exclusivity; and (3) the expiration of the last valid claim of a licensed patent covering the licensed product in a country. The Company is also obligated to pay Pfizer a percentage of certain sublicensing revenue ranging from thirty percent to low-double digits based on the stage of development of the licensed product at the time of entering into the applicable sublicense. If the Company effects a change of control transaction or sells all or substantially all of its assets relating to the Pfizer License Agreement within a certain time period, the Company will make a one-time payment to Pfizer of up to $20.0 million.

LegoChem Biosciences, Inc. Agreements

In December 2020, the Company entered into a license agreement (the “LegoChem License Agreement”) with LegoChem Biosciences, Inc. (“LegoChem”) pursuant to which the Company licensed worldwide (other than Korea) development and commercialization rights for LCB67, an ADC product candidate targeting DLK-1, and products containing the licensed compound. The Company has the right to request that LegoChem use commercially reasonable efforts at the Company’s cost to modify the licensed compound if there are certain technical failures of the licensed compound that the Company believes are attributable to the linker or the payload used in the licensed compound, and the modified compound will replace the unmodified version as the licensed compound. In February 2021, the Company entered into an amendment to the LegoChem License Agreement to include additional patents within the scope of its license. The Company determined that substantially all of the fair value of the LegoChem License Agreement was attributable to in-process research and development and no substantive processes were acquired that would constitute a business. The Company concluded that it did not have any alternative future use for the acquired in-process research and development associated with the agreements and that it will record payments made under the LegoChem License Agreement as research and development expenses in the consolidated statements of operations.

Pursuant to the LegoChem License Agreement, the Company paid $0.5 million in 2020 and $9.0 million in 2021 and is required to purchase certain initial quantities of licensed product from LegoChem for an estimated cost of $7.0 million. The Company recorded the $0.5 million upfront payment as research and development expenses during the year ended December 31, 2020. As there were no legal obligations related to the $9.0 million payment or the manufacturing of the initial quantities of licensed product as of December 31, 2020, and as the Company has the ability to cancel the LegoChem License Agreement as of December 31, 2020 to avoid future payments under the arrangement, the Company did not record research and development expenses for such amounts during the year ended December 31, 2020. The Company is also obligated to pay up to $284.5 million to LegoChem if certain development, regulatory and sales milestones are achieved, as well as tiered royalties on net sales of licensed products ranging from mid-single digit to high-single digit royalty rates. The Company’s royalty obligations apply on a licensed product-by-licensed product and country-by-country basis until the latest to occur of: (1) the date of expiration of the last valid claim of a licensed patent covering the licensed product; (2) 10 years from first commercial sale; and (3) the expiration of regulatory or data exclusivity. The Company assessed the milestones and royalties under the LegoChem License Agreement as of December 31, 2020 and determined no amounts should be recorded as research and development expenses during the year ended December 31, 2020.

Under the LegoChem License Agreement, the Company is obligated to use commercially reasonable efforts to develop at least one licensed product for at least one indication and, upon receipt of regulatory approval in the United States, China, Japan or any three or more of the major European countries (United Kingdom, Spain, France or Germany), to commercialize at least one licensed product for at least one indication in such countries. The Company has agreed to purchase certain initial quantities of licensed product from LegoChem and has the right to manufacture the licensed products, provided that LegoChem has the right to control the manufacture and use of the conjugation methods and materials, linker and payload elements included in the licensed intellectual property. The Company controls prosecution, enforcement and defense of the licensed patents that are specific to the licensed products, and LegoChem has backup rights if the Company elects not to exercise its rights.

The LegoChem License Agreement will remain in effect on a country-by-country basis until the expiration of the obligation to pay royalties, unless terminated in accordance with the following: (1) by either party for the other party’s material breach if such party fails to cure such breach within the specified cure period; (2) by either party upon cessation of business activities or certain insolvency events of the other party; (3) by the Company if there are certain technical failures of the licensed compound; or (4) by the Company for any reason, upon 90 days’ prior written notice. If the Company challenges the scope, ownership, validity or enforceability of a licensed patent, LegoChem may convert the Company’s exclusive license to a non-exclusive license or terminate the LegoChem License Agreement.

In December 2020, the Company also entered into an opt-in, investment and additional consideration agreement with LegoChem (the “Opt-In Agreement”). The Company recorded a $0.5 million in accrued expenses on the consolidated balance sheet at December 31, 2020 and related research and development expense for such license fee in December 2020. The Company settled the outstanding liability of $0.5 million through the issuance of shares Series B Convertible Preferred Stock as part of its Series B financing in March 2021. The Company is also obligated to pay LegoChem a percentage of certain sublicensing revenue ranging from thirty percent to low-double digits based on the stage of development of the licensed product at the time of entering into the applicable sublicense, which percentage may be increased to up to fifty percent for any upfront payment from a sublicensee under certain circumstances. LegoChem exercised its option in December 2020 under the Opt-In Agreement to make a $8.0 million payment to the Company, which was made in April 2021, in exchange for the right to receive an extra milestone payment of $9.6 million upon the earliest to occur of the certain events, including the date of pricing or offer of the first public offering of its common stock or if the Company is the subject of a change of control transaction. LegoChem may elect to receive payment for up to 50% of this extra milestone payment as well as certain development milestone payments under the LegoChem License Agreement in shares of the Company’s preferred stock. The Company determined the extra milestone payment was a derivative under ASC 815 for which there was a binding contract and firm commitment for in March 2021. The Company assessed the milestones and royalties under the Opt-In Agreement as of December 31, 2020 and determined no amounts should be recorded as research and development expenses during the year ended December 31, 2020.

9. Convertible Preferred Stock

Convertible preferred stock consisted of the following as of December 31, 2019 and 2020 (in thousands, except share and per share amounts):

	Authorized Shares	Shares Issued and Outstanding	Liquidation Value	Carrying Value	Common Stock Issuable Upon Conversion (pre-reverse stock split)
Series A	22,724,926	22,724,925	$22,000	$21,942	22,724,925

Series A Convertible Preferred Stock

In June 2019, the Company entered into a securities purchase agreement (as amended, “Series A Agreement”) with certain investors to sell shares of Series A convertible preferred stock (“Series A”) at $0.9681 per share. In June and July 2019, the Company issued 22,724,925 shares of Series A to institutional investors at $0.9681 per share for gross cash proceeds of $22.0 million, less issuance costs of $0.1 million, resulting in net proceeds of $21.9 million. The Company effected a 1-for-6.359 reverse stock split in October 2021. Upon the initial public offering, 22,724,925 shares of Series A will be converted to 3,573,659 shares of common stock.

Rights, Preferences, Privileges and Restrictions

Voting—Each preferred stockholder is entitled to cast the number of votes equal to the number of whole shares of common stock into which the shares of preferred stock held by such holder are convertible at the time of such vote. All preferred stockholders are entitled to vote on all matters upon which holders of common stock have the right to vote, other than matters that must by law be voted by class or series vote.

Dividends—The holders of preferred stock are entitled to receive dividends, when and if declared by the board of directors of the Company, prior and in preference to any dividend on the common stock of the Company, in an amount equal to $0.9681 per share of Series A per annum, subject to adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization. The dividends are non-cumulative, and no such dividends have been declared to date. After payment of dividends on the Series A, any additional dividends shall be distributed among all holders of common stock and preferred stock based on the number of shares of common stock that would be held by each such holder if all shares of preferred stock were converted to common stock.

Liquidation Preference—In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Company, or a deemed liquidation event of the Company (which includes certain mergers, acquisitions and asset transfers), the holders of preferred stock shall be entitled to receive on a pari passu basis, out of the assets or consideration available for distribution in connection with such event and before any payment will be made to the holders of common stock, an amount per share equal to the original issuance price of the preferred stock ($0.9681 per share for the Series A), plus any declared but unpaid dividends on such shares. The treatment of an event as a deemed liquidation event may be waived by the vote or written consent of the holders of at least 66% of the Series A (the “Requisite Preferred Holders”).

If the assets or consideration available for distribution to the stockholders are insufficient to pay the Series A liquidation amounts in full, then the holders of Series A shall share ratably in any distribution of the assets in proportion to the respective amounts which would otherwise be payable in respect of the shares of Series A held by them upon distribution if all amounts payable were paid in full.

After payment of the Series A liquidation amounts in full, all of the remaining assets of the Company available for distribution to the stockholders shall be distributed among the holders of the preferred stock and common stock, pro rata based on the number of shares held by each such holder on an as converted to common stock basis.

Conversion—Shares of preferred stock are convertible into common stock at the option of the holder at any time and without payment of any additional consideration. Each share of Series A is convertible into a number of fully paid shares of common stock as is determined by dividing the Series A original issuance price ($0.9681) by the Series A conversion price (initially equal to $0.9681). Further, the conversion rates of preferred stock are subject to adjustment based upon the occurrence of certain future events as defined in the Company’s certificate of incorporation. The Company effected a 1-for-6.359 reverse stock split in October 2021. Upon the initial public offering, 22,724,925 shares of Series A will be converted to 3,573,659 shares of common stock.

Shares of preferred stock are automatically converted into shares of common stock at the earlier of (i) the closing of a firm-commitment underwritten public offering resulting in at least $50.0 million of gross proceeds in the aggregate to the Company, prior to deductions for underwriting discounts, commission and expenses or (ii) the date and time, or occurrence of an event, specified by a vote of the Series A Stockholders.

10. Common Stock

The Company is authorized to issue up to 40,300,000 shares of common stock, of which 1,643,335 and 2,177,956 shares were issued at December 31, 2019 and 2020, respectively, and 828,356 and 1,289,342 shares were outstanding at December 31, 2019 and 2020, respectively.

Voting, dividend and liquidation rights of the holders of the common stock are subject to and qualified by the rights, powers and preferences of the holders of the preferred stock.

Voting—Each holder of outstanding shares of common stock shall be entitled to one vote in respect of each share. The holders of outstanding shares of common stock, voting together as a single class, shall be entitled to elect one director. The number of authorized shares of common stock may be increased or decreased by the affirmative vote of a majority of the outstanding shares of common stock and preferred stock voting together as a single class.

Dividends—Subject to the payment in full of all preferential dividends to which the holders of the preferred stock are entitled, the holders of common stock shall be entitled to receive dividends out of funds legally available therefor at such times and in such amounts as the board of directors may determine in its sole discretion, with holders of preferred stock and common stock sharing pari passu in such dividends.

Liquidation Rights—After payment in full of all preferential amounts to which the holders of preferred stock are entitled upon any voluntary or involuntary liquidation, dissolution or winding-up of the Company or deemed liquidation event of the Company, all of the remaining assets of the Company available for distribution to the stockholders shall be distributed among the holders of the preferred stock and common stock, pro rata based on the number of shares held by each such holder on an as converted to common stock basis.

Reserved Shares—As of December 31, 2020, the Company reserved the following shares of common stock for issuance upon conversion of the outstanding convertible preferred stock and exercise of stock options:

Series A convertible preferred stock	3,573,659
Unvested restricted stock options	888,612
Stock options available for issuance	35,585
Stock options outstanding	220,383

Total	4,718,239

11. Stock-Based Compensation

In 2019, the Company established the 2019 Plan, under which the Company may grant options and restricted stock to its employees and certain non-employees. The maximum number of shares of common stock reserved for issuance under the 2019 Plan is 751,275 shares. There were 35,585 shares of common stock remaining and available for issuance under the 2019 Plan at December 31, 2020.

The Company may grant options to purchase authorized but unissued shares of the Company’s common stock. Options granted under the 2019 Plan include incentive stock options that can be granted only to the Company’s employees and non-statutory stock options that can be granted to the Company’s employees, consultants, advisors and directors. The 2019 Plan also permits the Company to issue restricted stock awards.

The exercise prices, vesting and other restrictions of the awards to be granted under the 2019 Plan are determined by the board of directors, except that no stock option may be issued with an exercise price less than the fair market value of the common stock at the date of the grant or have a term in excess of ten years. Options granted under the 2019 Plan are exercisable in whole or in part at any time subsequent to vesting.

Stock Options

The following table provides the assumptions used in determining the fair value of option awards for the years ended December 31, 2019 and 2020:

	2019	2020
Expected volatility	86.8%	82.8% – 87.4%
Risk-free interest rate	1.73%	0.38% – 0.56%
Expected dividend yield	0%	0%
Expected term (in years)	5.43 – 6.08	5.57 – 6.08

The weighted average grant-date fair value of the options granted was $0.06 and $0.57 per share for the years ended December 31, 2019 and 2020, respectively.

The following table summarizes stock option activity for the year ended December 31, 2020 (in thousands, except share and per share amounts):

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
			(Years)
Outstanding at January 1, 2020	472,828	$0.06	9.94	$—
Granted	260,104	$0.57
Exercised	(495,285)	$0.06
Forfeited	(17,264)	$0.06

Outstanding at December 31, 2020	220,383	$0.64	9.38	$348

Options exercisable at December 31, 2020	52,939	$0.13	9.02	$112

The Company has recorded stock-based compensation expense related to stock options of $2 thousand and $18 thousand for the years ended December 31, 2019 and 2020, respectively. The Company has an aggregate $0.1 million of gross unrecognized stock-based compensation expense as of December 31, 2020 remaining to be amortized over a weighted average period of 1.8 years.

Stock-based compensation expense related to stock options recorded in the accompanying statements of operations is as follows (in thousands):

	Year Ended December 31,
	2019	2020
Research and development	$—	$10
General and administrative	2	8

Total	$2	$18

The Company has not recognized and does not expect to recognize in the near future, any tax benefit related to employee stock-based compensation expense as a result of the full valuation allowance related to its net deferred tax assets.

Restricted Stock Awards

The Company issued 994,650 shares of restricted common stock to the employee co-founders and certain non-employee consultants in 2019. The shares of restricted common stock were issued pursuant to standalone restricted stock purchase agreements that are independent of the 2019 Plan. The shares of restricted common stock carried a purchase price equivalent of $0.01 per share. The compensation cost was measured based on the fair value of the underlying common stock less the purchase price of the restricted common stock and the Company recognizes depreciation costs over the requisite service period.

Under the terms of the restricted stock purchase agreements, the Company has a repurchase option whereby it has the right to repurchase any unvested shares upon termination at a price per share equal to the lesser of: (i) the fair market value of the Company’s common stock on the date of repurchase and (ii) the original purchase price. The shares of restricted common stock issued to the Company’s co-founders and non-employee consultants vest based on a predefined number of shares.

The Company recognized an associated deposit liability for restricted stock awards issued pursuant to standalone restricted stock purchase agreements upon issuance based on the purchase price of the awards as the unvested shares are subject to repurchase upon termination. As the awards of restricted stock vest, the Company reclassifies the deposit liability to additional paid-in capital.

The following table summarizes restricted stock activity for the year ended December 31, 2020:

Restricted Stock Number of Shares
Non-vested, January 1, 2020	814,979
Issued	495,147
Vested	(411,925)
Cancelled	(9,589)

Non-vested, December 31, 2020	888,612

The Company has recorded stock-based compensation expense related to the restricted stock of $26 thousand for the year ended December 31, 2019 and 2020.

12. Income Taxes

During the years ended December 31, 2019 and 2020, the Company recorded no current or deferred income tax expenses or benefits as the Company has incurred losses since inception and has provided a full valuation allowance against its deferred tax assets.

A reconciliation of the expected income tax benefit computed using the federal statutory income tax rate to the Company’s effective income tax rate is as follows for the years ended December 31, 2019 and 2020:

	Year Ended December 31,
	2019	2020
Income tax computed at federal statutory rate	21.00%	21.00%
State taxes, net of federal benefit	6.00	5.60
Change in valuation allowance	(27.70)	(27.90)
Research and development credit carryovers	—	1.50
Permanent differences	(0.40)	(0.20)
Prior year adjustment	1.1	—

Effective income tax rate	0.00%	0.00%

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s net deferred tax assets as of December 31, 2019 and 2020 are as follows:

	Year Ended December 31,
	2019	2020
Deferred tax assets:
Net operating losses	$685	$3,515
Reserves and accruals	33	257
Capitalized legal IP fees	15	47
License fees	—	252
Lease liability	4	218
Tax credit carryforwards	—	187
Depreciation	—	50
Other	34	31

Total gross deferred tax asset	771	4,557

Valuation allowance	(767)	(4,343)

Net deferred tax asset	4	214

Deferred tax liabilities:

Deferred tax assets are reduced by a valuation allowance if, based on the weight of available positive and negative evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. For the years ended December 31, 2019 and 2020, the valuation allowance for deferred tax assets increased by $3.6 million and $0.8 million, respectively. This increase mainly relates to the establishment of valuation allowance against additional net operating loss and research credit carryovers generated in the current year.

As of December 31, 2020, the Company had $13.2 million and $12.5 million of federal and state operating loss carryforwards, respectively. The federal net operating loss carryforward is not subject to expiration. The state net operating losses begin to expire in 2039. In addition, as of December 31, 2020, the Company had $0.1 million and $0.1 million of federal and state credit carryovers which begin to expire in 2039. These loss and credit carryforwards are subject to review and possible adjustment by the appropriate taxing authorities.

Utilization of the Company’s net operating loss (“NOL”) carryforwards and research and development (“R&D”) credit carryforwards may be subject to a substantial annual limitation due to ownership change limitations that have occurred previously or that could occur in the future in accordance with Section 382 of the Internal Revenue Code of 1986 (“Section 382”) as well as similar state provisions. These ownership changes may limit the amount of NOL and R&D credit carryforwards that can be utilized annually to offset future taxable income and taxes, respectively. In general, an ownership change as defined by Section 382 results from transactions increasing the ownership of certain shareholders or public groups in the stock of a corporation by more than 50% over a three-year period. Since its formation, the Company has raised capital through the issuance of capital stock on several occasions. These financings could result in a change of control as defined by Section 382. The Company has not yet completed a detailed study of its inception to date ownership change activity.

The Company follows the provisions of ASC 740-10, “Accounting for Uncertainty in Income Taxes,” which specifies how tax benefits for uncertain tax positions are to be recognized, measured, and recorded in consolidated financial statements; requires certain disclosures of uncertain tax matters; specifies how reserves for uncertain tax positions should be classified on the balance sheet; and provides transition and interim period guidance, among other provisions. As of December 31, 2019 and 2020, the Company has not recorded any amounts for uncertain tax positions. The Company’s policy is to recognize interest and penalties accrued on any uncertain tax positions as a component of income tax expense, if any, in its statements of income. For the years ended December 31, 2019 and 2020, no estimated interest or penalties were recognized on uncertain tax positions. The Company has not yet conducted a study of its research and development credit carry forwards. Such a study may result in an adjustment to the Company’s research and development credit carryforwards; however, until a study is completed and any adjustment is known, no amount is being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s research and development credits, and, if an adjustment is required, this adjustment would be offset by an adjustment to the valuation allowance. Thus, there would be no impact to the balance sheet or statement of operations and comprehensive loss if an adjustment were required.

The Company has never been examined by the Internal Revenue Services or any other jurisdiction for any tax years and, as such, all years within the applicable statutes are potentially subject to audit.

13. Net Loss per Share

Net Loss per Share

Basic and diluted net loss per share was calculated as follows (in thousands, except share and per share amounts):

	Year Ended December 31,
	2019	2020
Numerator:
Net loss	$(2,772)	$(12,828)

Denominator:
Weighted-average common shares outstanding, basic and diluted	671,785	1,030,556

Net loss per share, basic and diluted	$(4.13)	$(12.45)

The Company’s potentially dilutive securities, which include convertible preferred stock, restricted stock, and stock options, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of common shares outstanding used to calculate both basic and diluted net loss per share attributable to common stockholders is the same.

The Company excluded the following from the computation of diluted net loss per share attributable to common stockholders at December 31, 2019 and 2020 because including them would have had an anti-dilutive effect:

	Year Ended December 31,
	2019	2020
Convertible Preferred Stock	3,573,659	3,573,659
Unvested Restricted Stock	814,979	888,612
Stock options outstanding	472,828	220,383
Stock options available for issuance	278,441	35,585

Total	5,139,907	4,718,239

14. Related Parties

In 2019, the company appointed a Director to its Board, who is also an employee of a significant investor in the Company’s 2019 Series A financing.

In 2019 and 2020, the Company’s former Chief Executive Officer (“CEO”), former President, and current Vice President, Business Development, were also employees of a significant investor in the Company. In 2019, the former CEO and President were paid by the Company approximately $0.4 million and $0.2 million, respectively, for compensation. In 2020, the former CEO was paid less than $0.1 million for compensation and bonus. In 2020, the current Vice President, Business Development, was paid by the Company less than $0.1 million, respectively, for compensation.

In 2019 and 2020, the Company entered into agreements with several Scientific Advisory Board (“SAB”) members and paid them monthly amounts, ranging from $2,500 to $5,000 per month. No board member was paid more than $0.1 million individually in either 2019 or 2020 and, in the aggregate, all board members were paid less than $0.3 million for both years combined.

In 2020, the Company entered into an agreement with an outside consultant to become its interim Chief Financial Officer (‘CFO”). The Company paid the interim CFO approximately $0.2 million for services rendered for the year ended December 31, 2020 and accrued, as of December 31, 2020, approximately $0.1 million for a bonus earned in 2020, but not paid until 2021.

In 2020, the Company entered into the University License Agreement, as well as a sponsored research agreement, with the University of Chicago, which had previously purchased 309,885 shares of the Company’s Series A Preferred Stock as part of the Company’s 2019 Series A Financing. In partial consideration for the license from the University, the Company issued to the University 311,076 shares (48,919 shares post reverse stock split) of its Common Stock in 2020. In addition, in 2019 and 2020, the Company incurred costs of less than $0.1 million and less than $0.3 million, respectively, related to the license agreement, the sponsored research agreement, and other professional services involving the University of Chicago. See Note 8 for additional information.

In 2020, the Company entered into the Pfizer License Agreement with Pfizer. Pursuant to the Pfizer License Agreement, the Company paid a combined $25.0 million, consisting of an upfront fee of $5.0 million and issued 12,152,145 shares of Series B Preferred Stock in 2021 to Pfizer. See Note 8 for additional information. In addition, Pfizer Ventures purchased 6,076,072 shares of the Company’s Series B Financing in 2021.

In 2020, the Company entered into the LegoChem License Agreement and the Opt-In Agreement with LegoChem. Pursuant to the LegoChem License Agreement, the Company paid $0.5 million in 2020 and $9.0 million in 2021 to LegoChem. In addition, as part of the Opt-In Agreement, the Company recorded $0.5 million in accrued expenses on the consolidated balance sheet at December 31, 2020. The Company settled the outstanding liability of $0.5 million through the issuance of 303,804 shares of Series B Preferred Stock as part of its Series B financing to LegoChem in March 2021. See Note 8 for additional information.

15. Subsequent Events

The Company has completed an evaluation of all subsequent events after the audited balance sheet date of December 31, 2020 through the filing of this Registration Statement on Form S-1 with the SEC, to ensure that these consolidated financial statements include appropriate disclosure of events both recognized in the consolidated financial statements as of December 31, 2020, and events which occurred subsequently but were not recognized in the consolidated financial statements. The Company has concluded that no subsequent events have occurred that require disclosure, except as disclosed within these consolidated statements and except as described below.

(a) Issuance of Series B Convertible Preferred Stock

On March 5, 2021, the Company completed a convertible preferred stock financing at a price of $1.6458 per share for gross proceeds of $152.0 million, with $0.4 million of issuance costs and 92,356,299 shares was funded, with participation from additional new investors and existing investors. The Company will use the proceeds to advance its differentiated portfolio of ADCs, a growing class of therapies that deliver highly potent targeted treatments directly to cancer cells, including PYX-201 and PYX-203.

(b) Joint Venture Agreement

In March 2021, the Company entered into definitive transaction agreements with Alloy Therapeutics, Inc. (“Alloy”) and the Voxall Therapeutics, LLC (“Voxall”) to finance and operate a joint venture company, which the Company refers to as the Voxall joint venture, formed in collaboration with Alloy to leverage the Company’s technology and Alloy’s ATX-Gx™ platform and antibody discovery services.

The Voxall joint venture granted to the Company and Alloy 50% of the voting membership units of the Voxall joint venture in exchange for certain initial contributions. The Company’s initial contribution included $50,000 and a non-exclusive fully paid-up license to certain intellectual property owned or controlled by the Company to enable the collaboration with the Voxall joint venture. Alloy’s initial contribution included $50,000 and the execution of the Alloy license agreement and the Alloy services agreement to enable the collaboration with the Voxall joint venture. The Voxall joint venture is governed by a board of directors consisting of an equal number of the Company’s representatives and Alloy’s representatives. The protective provisions under the operating agreement of the Voxall joint venture require the approval of both the Company and Alloy before the Voxall joint venture may take certain actions.

In connection with the formation of the Voxall joint venture, the Company entered into a three-year research collaboration with Alloy and the Voxall joint venture to identify and select certain biological targets and create development candidate antibodies directed to those targets for further pre-clinical development, clinical development and commercialization. Under the collaboration agreement, the parties will conduct research under a mutually agreed research plan and budget for up to six research programs focused on mutually selected targets. The Company and Alloy will provide research support for the collaboration through separate services agreements with the Voxall joint venture, which services will be paid in the form of promissory notes issued by the Voxall joint venture. The Voxall joint venture will own all intellectual property arising from the collaboration, subject to certain exceptions for intellectual property relating to Alloy’s ATX-Gx platform.

If a development candidate antibody under a research program meets certain mutually agreed selection criteria, the Company will have the exclusive option to obtain an exclusive license from the Voxall joint venture to further develop and commercialize all of the development candidate antibodies developed under that research program. The Company may in-license one research program on certain favorable pre-agreed financial terms. For all other in-licensed research programs, the Company will be obligated to pay fair market value as determined by a third-party valuation. Any research program that the Company does not in-license may be licensed by the Voxall joint venture to a third party.

(c) 2021 Equity Incentive Plan (unaudited)

On September 27, 2021, the Company’s board of directors and stockholders approved the 2021 Equity Incentive Plan (the “2021 Plan”), which will become effective on the date immediately preceding the date on which the Company’s registration statement will be declared effective by the SEC. The 2021 Plan will replace the 2019 Plan (see Note 8) as the Company’s board of directors has determined not to make additional awards under the 2019 Plan following the closing of the Company’s initial public offering. However, the 2019 Plan will continue to govern outstanding equity awards granted under the plan. The 2021 Plan allows the Company to make equity-based and cash-based incentive awards to its officers, employees, directors and consultants. The Company has initially reserved 3,852,807 shares of its common stock for the issuance of awards under the 2021 Plan.

(d) 2021 Employee Stock Purchase Plan (unaudited)

On September 27, 2021, the Company’s board of directors and stockholders approved the 2021 Employee Stock Purchase Plan (the “2021 ESPP”), which will become effective on the date immediately preceding the date on which the Company’s registration statement will be declared effective by the SEC. The 2021 ESPP initially reserves and authorizes the issuance of up to a total of 424,595 shares of common stock to participating employees.

(e) Lease Agreement (unaudited)

On September 29, 2021, the Company entered into a lease agreement for an office and laboratory space in Boston, Massachusetts. The lease will expire on December 31, 2032 and has scheduled rent increases each year of 3%. There is an additional five-year option to extend the lease beyond December 31, 2032. The aggregate future undiscounted operating lease payments (base rent) under the lease agreement is $33.8 million over an initial lease period of approximately ten years.

(f) Reverse Stock Split

On October 1, 2021, the Company’s board of directors approved and effected a 1-for-6.359 reverse stock split of its issued and outstanding common stock and stock option awards. All issued and outstanding shares of common stock, stock option awards and per share data have been adjusted in these unaudited condensed consolidated financial statements, on a retrospective basis, to reflect the reverse stock split for all periods presented. The par value of the common stock and preferred stock was not adjusted as a result of the reverse stock split. The number of authorized shares has not changed as the Company plans to file an amended and restated certificate of incorporation upon the consummation of the initial public offering.

The shares of common stock underlying outstanding stock options and other equity instruments were proportionately reduced and the respective exercise prices, if applicable, were proportionately increased in accordance with the terms of the agreements governing such securities. Upon the initial public offering, the shares of Series A and Series B Convertible Preferred Stock will convert into shares of common stock at a rate of 1-for-6.359 per share of preferred stock. Stockholders entitled to fractional shares as a result of the reverse stock split will receive a cash payment in lieu of receiving fractional shares.

9,500,000 Shares

Common Stock

Prospectus

BofA Securities

Jefferies

Credit Suisse

William Blair

LifeSci Capital

                , 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth all expenses to be paid by the registrant, other than estimated underwriting discounts and commissions, in connection with this offering. All amounts shown are estimates except for the Securities and Exchange Commission registration fee, the FINRA filing fee and the Nasdaq listing fee.

Amount to be Paid
Securities and Exchange Commission registration fee	$16,204
FINRA filing fee	26,720
Nasdaq listing fee	170,000
Printing and engraving expenses	375,000
Legal fees and expenses	1,800,000
Accounting fees and expenses	1,400,000
Transfer agent and registrar fees	6,500
Miscellaneous	155,576

Total	$3,950,000

Item 14. Indemnification of Directors and Officers

Pyxis Oncology, Inc. is incorporated under the laws of the State of Delaware. Reference is made to Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director’s fiduciary duty, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) pursuant to Section 174 of the DGCL, which provides for liability of directors for unlawful payments of dividends or unlawful stock purchase or redemptions or (4) for any transaction from which the director derived an improper personal benefit.

Section 145(a) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the adjudicating court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the DGCL.

We expect that the amended and restated certificate of incorporation adopted by us prior to the completion of this offering will provide that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director’s duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases or other distributions pursuant to Section 174 of the DGCL, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our charter will provide that if the DGCL is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

We also expect our charter will further provide that any amendment, repeal or modification of such article unless otherwise required by law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or amendment of a director serving at the time of such repeal or modification.

We expect that our amended and restated certificate of incorporation adopted by us prior to the completion of this offering, will provide that we shall indemnify each of our directors and executive officers, and shall have power to indemnify our other officers, employees and agents, to the fullest extent permitted by the DGCL as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the DGCL permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director’s, officer’s or employee’s behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. We expect the amended and restated certificate of incorporation will further provide for the advancement of expenses to each of our directors and, in the discretion of the board of directors, to certain officers and employees, in advance of the final disposition of such action, suit or proceeding only upon receipt of an undertaking by such person to repay all amounts advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such person is not entitled to be indemnified for such expenses.

In addition, we expect the amended and restated certificate of incorporation will provide that the right of each of our directors and officers to indemnification and advancement of expenses shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the charter or bylaws, agreement, vote of stockholders or otherwise. Furthermore, our amended and restated certificate of incorporation will authorize us to provide insurance for our directors, officers, employees and agents against any liability, whether or not we would have the power to indemnify such person against such liability under the DGCL or the bylaws.

We have entered into indemnification agreements with each of our directors and our executive officers. These agreements will provide that we will indemnify each of our directors and such officers to the fullest extent permitted by law and our amended and restated certificate of incorporation.

We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

In any underwriting agreement we will enter into in connection with the sale of the common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15. Recent Sales of Unregistered Securities

In the three years preceding the filing of this registration statement, the registrant has sold and issued the following unregistered securities:

(a) Issuance of Common Stock

In May 2020, we issued a total of 311,076 shares (48,919 shares post reverse stock split) of common shares at a per share price of $0.06 to the University of Chicago in consideration for the exclusive license under the University License Agreement.

(b) Issuance of Preferred Stock

(1) In June 2019, we issued a total of 22,724,925 shares of Series A convertible preferred stock to 9 accredited investors at a purchase price of $0.9681 per share, for aggregate proceeds of approximately $21.9 million in cash, net of issuance costs.

(2) In March 2021, we issued a total of 92,356,299 shares of our Series B convertible preferred stock to 36 accredited investors at a purchase price of $1.6458 per share, for aggregate proceeds of approximately $151.6 million in cash, net of issuance costs.

(3) In March 2021, we issued a total of 12,455,949 shares of our Series B convertible preferred stock to LegoChem and Pfizer at a purchase price of $1.6458 per share. LegoChem was issued 303,804 shares as part of the $0.5 million research and development expenses under the Opt-In Agreement and Pfizer was issued 12,152,145 as part of the remaining $20.0 million license expenses under the Pfizer License Agreement.

The Company effected a 1-for-6.359 reverse stock split in October 2021. Upon the initial public offering, 22,724,925 shares of Series A and 104,812,248 shares of Series B will be converted to 20,056,145 shares of common stock.

(c) Restricted Common Stock and Stock Option Grants and Exercises

Between August 15, 2018 and September 30, 2021, we granted restricted common stock and stock options (net of forfeiture) to purchase an aggregate of 5,602,786 shares of common stock, with exercise prices ranging from $0.01 to $8.71 per share, to our employees, directors, advisors and consultants. Between August 15, 2018 and September 15, 2021, we issued 2,137,509 shares of our common stock upon the exercise of the restricted common stock and stock options for an aggregate consideration of less than $0.1 million in cash.

The issuances described under (a) and (b) above were exempt from registration under the Securities Act (or Regulation D promulgated thereunder) by virtue of Section 4(a)(2) of the Securities Act as transactions by an issuer not involving a public offering. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with us, to information about us. The sales of these securities were made without any general solicitation or advertising.

The restricted common stock and options described under (c) above were exempt from registration under the Securities Act under either (1) Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or (2) Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of such securities were the registrant’s employees, consultants or directors and received the securities under the registrant’s equity compensation plans. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibits and Financial Statement Schedules

(a)	Exhibits

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)	Financial Statement Schedules

Schedules not listed have been omitted because the information required to be set forth therein is not applicable, not material or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, (the “Act”), may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1^	Form of Underwriting Agreement

3.1^	Form of Amended and Restated Certificate of Incorporation of Pyxis Oncology, Inc., to be in effect on the completion of the offering

3.2^	Form of Amended and Restated Bylaws of Pyxis Oncology, Inc., to be in effect on the completion of the offering

4.1^	Form of Common Stock Certificate

5.1	Opinion of Sidley Austin LLP

10.1^	Amended and Restated Investor Rights Agreement, dated March 5, 2021

10.2+^	Form of Indemnification Agreement

10.3+^	Employment Agreement between Pyxis Oncology, Inc. and Lara Sullivan, M.D.

10.4+^	Pyxis Oncology, Inc. 2019 Equity Incentive Plan

10.5+^	Pyxis Oncology, Inc. 2021 Equity Incentive Plan

10.6+^	Pyxis Oncology, Inc. Employee Stock Purchase Plan

10.7†^	License Agreement by and between Pyxis Oncology, Inc. and Pfizer Inc., dated December 8, 2020

10.8†^	Amendment No. 1 to License Agreement by and between Pyxis Oncology, Inc. and Pfizer Inc., dated March 22, 2021

10.9†^	Exclusive License Agreement between the University of Chicago and Pyxis Oncology for Cancer Immunotherapy Technology, dated April 16, 2020

10.10†^	License Agreement between Pyxis Oncology, Inc. and LegoChem Biosciences Inc., dated December 1, 2020

10.11†^	First Amendment to License Agreement between Pyxis Oncology, Inc. and LegoChem Biosciences Inc., dated February 25, 2021

10.12†^	Opt-In, Investment and Additional Consideration Agreement between Pyxis Oncology, Inc. and LegoChem Biosciences, Inc., dated December 1, 2020

10.13^	Amendment to Opt-In, Investment and Additional Consideration Agreement between Pyxis Oncology, Inc. and LegoChem Biosciences, Inc., dated August 2, 2021

10.14†^	Collaboration Agreement by and among Pyxis Oncology, Inc., Alloy Therapeutics, Inc. and Voxall Therapeutics, LLC., dated March 30, 2021

10.15^	Lease by and between B9 LS Harrison & Washington LLC and Pyxis Oncology, Inc., dated September 29, 2021.

10.16^	Employment Agreement between Pyxis Oncology, Inc. and Pamela Connealy

10.17^	Employment Agreement between Pyxis Oncology, Inc. and Jay Feingold, M.D.

10.18^	Employment Agreement between Pyxis Oncology, Inc. and Ronald Herbst, Ph.D.

21.1^	List of subsidiaries

23.1	Consent of Sidley Austin LLP (included in Exhibit 5.1)

23.2	Consent of Ernst and Young LLP, independent registered public accounting firm

24.1^	Power of Attorney (included on signature page)

^	Previously filed.
+	Indicates management contract or compensatory plan.
†	Certain confidential information contained in this exhibit, marked by [***], has been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Cambridge, Massachusetts, on the 7th day of October, 2021.

Pyxis Oncology, Inc.

By:	/s/ Lara Sullivan
Lara Sullivan, M.D.
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ Lara Sullivan Lara Sullivan, M.D.	Chief Executive Officer; Director (Principal Executive Officer)	October 7, 2021

/s/ Pamela Connealy Pamela Connealy	Chief Financial Officer (Principal Financial and Accounting Officer)	October 7, 2021

* David Steinberg	Chairman of the Board of Directors	October 7, 2021

* John Flavin	Director	October 7, 2021

* Lucio Iannone, Ph.D.	Director	October 7, 2021

* Gotham Makker, M.D.	Director	October 7, 2021

* Christopher O’Donnell, Ph.D.	Director	October 7, 2021

* Mark Chin	Director	October 7, 2021

* Freda Lewis-Hall, M.D.	Director	October 7, 2021

* Thomas Civik	Director	October 7, 2021

* Darren Cline	Director	October 7, 2021

*By:	/s/ Pamela Connealy
Pamela Connealy
Attorney-in-fact